Exhibit 99.2

NOTICE OF SPECIAL MEETING
TO BE HELD ON
NOVEMBER 29, 2022

of

SHAREHOLDERS OF THE VALENS COMPANY INC.

and

MANAGEMENT INFORMATION CIRCULAR

in connection with a proposed

ARRANGEMENT

involving

THE VALENS COMPANY INC.

and

SNDL INC.

October 24, 2022

TAKE ACTION AND VOTE TODAY

Your vote is important no matter how many shares you own. If you have any questions or require assistance with voting your shares, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for calls outside North America) or by email at assistance@laurelhill.com.

THE BOARD OF THE VALENS COMPANY INC. UNANIMOUSLY RECOMMENDS THAT ITS
SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION (WITH TWO DIRECTORS
ABSTAINING FROM VOTING FOR THE REASONS SET OUT HEREIN).

THE VALENS COMPANY INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF
THE VALENS COMPANY INC.

NOTICE IS HEREBY GIVEN that, pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated October 20, 2022, a special meeting (the “Meeting”) of holders (“Valens Shareholders”) of common shares ( “Valens Shares”) of The Valens Company Inc. (“Valens”) will be held at the offices of Stikeman Elliott LLP at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on November 29, 2022 at 10:00 a.m. (Toronto time), for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is attached as Appendix “A” to the accompanying management information circular (the “Circular”) to approve a plan of arrangement (the “Plan of Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”), involving Valens, SNDL Inc. (“SNDL”), the Valens Shareholders and the Valens Optionholders (as defined in the Circular), which resolution, to be effective, must be passed by an affirmative vote of: (i) at least two-thirds of the votes cast at the Meeting in person or by proxy by Valens Shareholders; and (ii) a majority of the votes cast at the Meeting in person or by proxy by Valens Shareholders, excluding the votes of persons whose votes must be excluded in accordance with MI 61-101 (as defined in the Circular); and

(b)	to transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

This Notice of Special Meeting is accompanied by the Circular, which provides additional information relating to the matters to be addressed at the Meeting and forms part of this Notice of Special Meeting. A copy of the arrangement agreement dated August 22, 2022 between Valens and SNDL is available for inspection by Valens Shareholders on the System for Electronic Document Analysis and Retrieval at www.sedar.com under Valens’ profile and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis, and Retrieval System at www.sec.gov.

In addition to the approval of the Arrangement Resolution, completion of the Arrangement is conditional upon certain other matters described in the Circular, including the approval of a special resolution by the Valens Shareholders at the Meeting, including any adjournments or postponements thereof, the approval of the Court and receipt of required regulatory approvals.

Your vote is important. As a Valens Shareholder, it is very important that you read this Notice of Special Meeting and accompanying Circular carefully and then vote your Valens Shares. The Valens board of directors has passed a resolution to fix 5:00 p.m. (Toronto time) on October 19, 2022 (the “Record Date”) as the record date for the determination of the Valens Shareholders who will be entitled to receive notice of the Meeting, or any adjournment or postponement thereof, and who will be entitled to vote at the Meeting. Proxies to be used or acted upon at the Meeting must be deposited with Valens’ transfer agent, Computershare Investor Services Inc., by way of one of the permitted manners described in the Circular by no later than 10:00 a.m. (Toronto time) on November 25, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting). The time limit for deposit of proxies may be waived or extended by the chair of the Meeting, at the chair’s discretion, with or without notice. Valens Shareholders holding Valens Shares through an intermediary may have an earlier deadline by which the intermediary must receive voting instructions in order to exercise the voting rights attached to the Valens Shares beneficially owned by them. Valens Shareholders who hold Valens Shares through an intermediary should follow the instructions provided by the intermediary. Valens Shareholders who are planning to return the form of proxy or voting instruction form are encouraged to review the Circular carefully before submitting such form.

Pursuant to and in accordance with Plan of Arrangement, the Interim Order and the provisions of Section 192 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court), registered Valens Shareholders have a right to dissent in respect of the Arrangement Resolution and to be paid an amount equal to the fair value of their Valens Shares, as determined on the close of business on the business day before the Arrangement Resolution was approved (the “Dissent Rights”), provided that such Valens Shareholders have complied with the dissent procedures set forth in Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or other order of the Court. Dissent Rights are more particularly described in the accompanying Circular under the heading “The Arrangement – Dissent Rights for Valens Shareholders” and the dissent provisions of the CBCA attached to the Circular as Appendix “G”. The statutory provisions covering Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or other order of the Court, may result in the inability of a Valens Shareholder to exercise their Dissent Rights. It is strongly suggested that any Valens Shareholder wishing to dissent seek independent legal advice. Persons who are beneficial owners of Valens Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary that wish to exercise Dissent Rights should be aware that only registered holders of Valens Shares are entitled to exercise Dissent Rights. Accordingly, a non-registered owner of Valens Shares desiring to exercise Dissent Rights must make arrangements for the Valens Shares beneficially owned by that holder to be registered in that holder’s name prior to the time the written notice of dissent to the Arrangement Resolution is required to be received by Valens or, alternatively, make arrangements for the registered holder of such Valens Shares to exercise Dissent Rights on behalf of the holder.

If you have any questions or require assistance with voting your Valens Shares, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for calls outside North America) or by email at assistance@laurelhill.com.

DATED at Toronto, Ontario, this 24th day of October 2022.

By Order of the Board of Directors of The Valens Company Inc.

(signed) “Tyler Robson”
Tyler Robson

TABLE OF CONTENTS

SUMMARY	11
The Meeting	11
Record Date	11
Purpose of the Meeting	11
The Arrangement	11
Recommendation of the Valens Board	12
The Arrangement Agreement	15
Voting and Support Agreements	15
Procedure for the Arrangement to Become Effective	15
Effective Date	17
The Parties	17
Procedure for Exchange of Valens Shares	17
Fractional Shares	17
Lost Certificates	18
Dissent Rights for Valens Shareholders	18
Stock Exchange Listings for SNDL Shares Issued Under the Arrangement	19
Certain Canadian Federal Income Tax Considerations of the Arrangement	19
Certain United States Federal Income Tax Considerations of the Arrangement	19
Risk Factors	19
Canadian Securities Law Matters	19
United States Securities Law Matters	20
MANAGEMENT INFORMATION CIRCULAR	21
NON-IFRS MEASURES	27
REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES	28
CURRENCY EXCHANGE RATE INFORMATION	28
THE MEETING	28
Appointment and Revocation of Proxies	28
Voting of Proxies and Exercise of Discretion	29
Voting by Registered Valens Shareholders – Voting by Proxy	30
Voting by Non-Registered (Beneficial) Valens Shareholders – Voting by Voting Instruction Form	30
Voting Securities and Principal Holders of Voting Securities	31
Business of the Meeting	31
Record Date	32
Quorum	32
THE ARRANGEMENT	33
Description of the Arrangement	33
Background to the Arrangement	35
Fairness Opinion	38
Recommendation of the Valens Special Committee	40
Recommendation of the Valens Board	40
The Plan of Arrangement	44
Arrangement Consideration	45
Procedure for Exchange of Valens Shares	45
Fractional Shares	46
Lost Certificates	46
Extinction of Rights After Six Years	47
Withholding Rights	47
Stock Exchange Listings for Consideration Shares	48
Approvals Required for the Arrangement	48
Dissent Rights for Valens Shareholders	50
Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement	53

(i)

SUMMARY OF MATERIAL AGREEMENTS	56
The Arrangement Agreement	56
Voting Support Agreements	70
Assignment and Assumption Agreement and Amended and Restated Credit Agreement	70
CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	71
Holders Resident in Canada	72
Holders Not Resident in Canada	75
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	78
RISK FACTORS	87
Risk Factors Relating to the Arrangement	88
Risk Factors Relating to Valens	91
Risk Factors Relating to SNDL Following Completion of the Arrangement	91
COMPARISON OF SHAREHOLDER RIGHTS	93
INFORMATION CONCERNING VALENS	93
Documents Incorporated by Reference	94
INFORMATION CONCERNING SNDL	95
SNDL UPON COMPLETION OF THE ARRANGEMENT	95
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	95
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	95
EXPENSES OF THE ARRANGEMENT	98
INTERESTS OF EXPERTS	98
ADDITIONAL INFORMATION	99
CONSENT	101
GLOSSARY OF TERMS	102

Appendix “A” – Arrangement Resolution
Appendix “B” – Interim Order
Appendix “C” – Notice of Application for the Final Order
Appendix “D” – Plan of Arrangement
Appendix “E” – Fairness Opinion of Cormark Securities Inc.
Appendix “F” – Information Concerning SNDL
Appendix “G” – Dissent Provisions of the CBCA
Appendix “H” – Comparison of Shareholder Rights

(ii)

QUESTIONS AND ANSWERS ABOUT THE ARRANGEMENT AND THE MEETING

The information contained below is of a summary nature and is qualified in its entirety by the more detailed information contained elsewhere or incorporated by reference in this Circular, including the appendices hereto and the form of proxy, all of which are important and should be reviewed carefully. Capitalized terms used in these questions and answers, but not otherwise defined, have the meanings given to them in the Section of this Circular entitled “Glossary of Terms”.

Why is the Meeting being held?

The Meeting is being held because SNDL and Valens have entered into the Arrangement Agreement pursuant to which SNDL has agreed to acquire all of the issued and outstanding Valens Shares, other than those owned by SNDL and its Subsidiaries, by way of the Arrangement. As consideration under the Arrangement, Valens Shareholders (other than SNDL, its Subsidiaries and Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held.

The Arrangement cannot proceed unless a number of conditions are satisfied, including the approval of the Arrangement Resolution by Valens Shareholders. In order to become effective, the Arrangement Resolution will require the affirmative vote of: (i) at least two-thirds of the votes cast by Valens Shareholders (voting together as a single class) present at the Meeting or represented by proxy; and (ii) a simple majority of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, excluding any votes cast by those Valens Shareholders whose votes are required to be excluded in accordance with MI 61-101.

See below under the headings “Summary of Material Agreements – The Arrangement Agreement” and “The Arrangement – Approvals Required for the Arrangement” for more information.

What are the Valens Shareholders being asked to approve?

Valens Shareholders will be asked to vote on the Arrangement Resolution, which, if passed by the requisite Valens Shareholders, approves the completion of the Arrangement involving Valens, SNDL, the Valens Shareholders and the Valens Optionholders under Section 192 of the CBCA, pursuant to which SNDL will acquire all of the issued and outstanding Valens Shares, other than those owned by SNDL and its Subsidiaries. As consideration under the Arrangement, Valens Shareholders (other than SNDL, its Subsidiaries and Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held.

See below under the heading “The Meeting – Business of the Meeting” for more information.

What consideration will I receive for my Valens Shares?

If the Arrangement is completed, Valens Shareholders (other than SNDL, its Subsidiaries and Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held.

See below under the heading “The Arrangement – Arrangement Consideration” for more information.

Does this consideration reflect a premium for the Valens Shares?

The Consideration represents an implied value of $1.26 per Valens Share, which represents a 10% premium on a trailing 30-day VWAP, and a 21% premium on a trailing 60-day VWAP of the Valens Shares on the TSX up to August 19, 2022, the last trading day prior to the announcement of the transaction. In addition, the implied value of $1.26 represents a 48% premium on a trailing 10-day VWAP up to June 27, 2022, the last trading day prior to the entering into of the non-binding expression of interest with SNDL for the Arrangement.

See below under the heading “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board” for more information.

How will the Valens Options, Valens RSUs, Valens DSUs and Valens Warrants be treated under the Arrangement?

Pursuant to the Arrangement, each Valens Option and Valens Legacy Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent and will be exchanged for a Replacement Option to purchase SNDL Shares. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Options and Valens Legacy Options”.

Pursuant to the Arrangement, Valens will cause the terms of all Valens RSUs and Valens DSUs that are outstanding prior to the Effective Time to be amended such that: (i) the vesting of such Valens RSUs and Valens DSUs will be accelerated to the moment immediately preceding the Effective Time; and (ii) immediately thereafter (but with effect prior to the Effective Time), such Valens RSUs and Valens DSUs will be settled in Valens Shares. The Valens Shares received upon settlement of the Valens RSUs and Valens DSUs will be subject to the Plan of Arrangement. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens RSUs and Valens DSUs”.

Pursuant to the Arrangement Agreement and in accordance with the terms of each of the Valens Warrants and the applicable Valens Warrant Indenture, following the Effective Time, each holder of a Valens Warrant will be entitled to receive upon the exercise of such Valens Warrant, in lieu of Valens Shares to which such holder was entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of SNDL Shares which the holder would have been entitled to receive pursuant to the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Valens Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Valens Warrants immediately prior to the Effective Time. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Warrants”.

When and where is the Meeting being held?

As authorized by, and in accordance with the terms of the Interim Order, Valens is convening and conducting the Meeting at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada, at 10:00 a.m. (Toronto time) on November 29, 2022. See below under the heading “The Meeting” for more information.

Who is entitled to vote at the Meeting?

Only Valens Shareholders of record at 5:00 p.m. (Toronto time) on the Record Date, being October 19, 2022, will be entitled to receive notice of, and vote at the Meeting or any adjournment or postponement thereof.

See below under the heading “The Meeting – Record Date” for more information.

How do I vote my Valens Shares?

The manner in which you vote your Valens Shares depends on whether you are a registered Valens Shareholder or a non-registered (beneficial) Valens Shareholder. You are a registered Valens Shareholder if you have one or more share certificates or DRS Advices representing Valens Shares issued in your name and appear as the registered Valens Shareholder on the books of Valens. You are a non-registered Valens Shareholder if your Valens Shares are registered in the name of an intermediary, such as a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary. If you are not sure whether you are a registered or a non-registered Valens Shareholder, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for calls outside North America) or by email at assistance@laurelhill.com.

	Registered Shareholders	Beneficial Shareholders
	Valens Shares held in own name and represented by a physical certificate or DRS and have a 15- digit control number.	Valens Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

See below under the headings “The Meeting – Voting by Registered Valens Shareholders – Voting by Proxy” and “The Meeting – Voting by Non-Registered (Beneficial) Valens Shareholders – Voting by Submitting Voting Instructions” for more information.

Registered Valens Shareholders – Voting by Proxy

Voting by proxy is the easiest way for registered Valens Shareholders to cast their vote. Your vote will be counted if it is received by Computershare by no later than 10:00 a.m. (Toronto time) on November 25, 2022, or, in the event that the Meeting is adjourned or postponed, on a business day at least 48 hours before the date and time to which the Meeting is adjourned or postponed. Registered Valens Shareholders can vote by proxy by submitting their vote to Computershare via internet submission (www.investorvote.com), telephone (1-866-732-8683), or by mail (using the enclosed return envelope).

Except as set out above, you may appoint a person other than the directors and officers designated by Valens on your form of proxy to represent you and vote on your behalf at the Meeting. This person does not have to be a Valens Shareholder. To do so, write the name of the person you are appointing in the space provided. Complete your voting instructions, sign and date the form of proxy, and return it to Computershare as instructed. Please ensure that the person you appoint is aware that he or she has been appointed to attend the Meeting.

In order for your duly appointed proxyholder to vote your shares on your behalf, they must attend the Meeting and register with Computershare before the commencement of the Meeting.

See below under the headings “The Meeting – Appointment and Revocation of Proxies” for more information.

Registered Valens Shareholders – Attending and Voting in Person

Registered Valens Shareholders and duly appointed proxyholders have the ability to attend, participate, ask questions and vote at the Meeting.

Non-Registered (Beneficial) Valens Shareholders – Submitting Voting Instructions

If you are a non-registered (beneficial) Valens Shareholder, you will receive a voting instruction form that allows you to deliver voting instructions to your intermediary on the Internet, by telephone or by mail. To deliver voting instructions to your intermediary, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized form of proxy indicating the number of Valens Shares to be voted, which you should complete, sign, date and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered Valens Shareholders to ensure that their Valens Shares are voted by their intermediary on their behalf at the Meeting.

Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a voting instruction form in lieu of a proxy provided by Valens. The voting instruction form will name the same persons as the Valens’ proxy to represent your Valens Shares at the Meeting. Non-registered Valens Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. Alternatively, the completed voting instruction form must be returned by mail (using the return envelope provided) or by facsimile. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Valens Shares to be represented at the Meeting and the appointment of any Valens Shareholder’s appointed proxyholder. If your intermediary does not utilize Broadridge you must complete your voting instruction form in accordance with the instructions received on the voting instruction form.

Valens may utilize the Broadridge QuickVote™ system, which involves “non-objecting beneficial owners (“NOBOs”) being contacted by Laurel Hill Advisory Group, which is soliciting proxies on behalf of Valens management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s intermediary). While representatives of Laurel Hill Advisory Group are soliciting proxies on behalf of Valens management, Valens Shareholders are not required to vote on matters being considered at the Meeting in the way recommended by the Valens Board. The Broadridge QuickVote™ system is intended to assist Valens Shareholders in casting their votes, but there is no obligation for any Valens Shareholders to vote using the Broadridge QuickVote™ system, and Valens Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Valens Shareholder will be recorded and such Valens Shareholder will receive a letter from Broadridge (on behalf of the Valens Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

If you have any questions about the Meeting, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

See below under the heading “The Meeting – Voting by Non-Registered (Beneficial) Valens Shareholders – Voting by Submitting Voting Instructions” for more information.

Non-Registered (Beneficial) Valens Shareholders – Voting in person at the Meeting

If you are a non-registered (beneficial) Valens Shareholder, you can only vote your Valens Shares at the Meeting if you have previously appointed yourself as the proxyholder for your Valens Shares by printing your name in the space provided on your voting instruction form and submitting it as directed on the form. You may also appoint someone else as the proxyholder for your Valens Shares by printing their name in the space provided on your voting instruction form and submitting it as directed on the form. If you appoint someone else as your proxyholder they must attend the meeting in order for your shares to be voted.

Your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your intermediary to Computershare before 10:00 a.m. (Toronto time) on November 25, 2022. If you plan to participate in the Meeting (or to have your proxyholder attend the Meeting), you or your proxyholder will not be entitled to attend, vote or ask questions, unless the proper documentation is completed and received by your intermediary well in advance of the Meeting to allow them to forward the necessary information to Computershare before 10:00 a.m. (Toronto time) on November 25, 2022. You should contact your intermediary well in advance of the Meeting and follow its instructions if you want to participate in the Meeting.

See below under the headings “The Meeting – Voting by Non-Registered (Beneficial) Valens Shareholders” for more information.

Is there a deadline for my proxy to be received?

Yes. Proxies must be received by 10:00 a.m. (Toronto time) on November 25, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting). If you are a non-registered (beneficial) Valens Shareholder, all required voting instructions must be submitted to your intermediary sufficiently in advance of November 25, 2022 to allow your intermediary time to forward this information to Computershare by November 25, 2022. Valens reserves the right to accept late proxies and to extend or waive the proxy voting deadline, with or without notice, but Valens is under no obligation to accept or reject any particular late proxy.

See below under the heading “The Meeting – Appointment and Revocation of Proxies” for more information.

How will my Valens Shares be voted if I return a proxy?

The accompanying form of Valens proxy confers authority on the persons named in it as proxies with respect to any amendments or variations to the matters identified in the Valens Notice of Special Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will be voted or withheld on such matters in accordance with the instructions of the Valens Shareholder. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions, Valens representatives named in the form of proxy will vote your Valens Shares in favour of the Arrangement Resolution. At the date of this Circular, Valens is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

See below under the heading “The Meeting – Voting of Proxies and Exercise of Discretion” for more information.

What are the benefits of the Arrangement to Valens Shareholders?

In the course of its evaluation of the Arrangement, the Valens Board considered a number of factors, including those listed below, with the benefit of input from the Valens Special Committee and advice from its financial advisors and legal counsel.

The following is a summary of the principal reasons for the unanimous recommendation of the Valens Board (with two directors abstaining from voting for the reasons set out herein) that Valens Shareholders VOTE FOR the Arrangement Resolution:

●	Continued Growth. The Arrangement will provide Valens Shareholders with approximately 9.5% ownership of a large and rapidly growing diversified business upon completion of the Arrangement, which includes significant retail, production, branding and investment businesses. Valens business will be able to pursue future growth with access to the pro forma combined company’s substantial unrestricted cash position of approximately $314 million as of August 19, 2022 (compared to Valens’ current net debt position of $28 million). In addition, the pro forma combined company will have the potential for significant growth through cross-penetration of Valens-branded products into Canada’s cannabis retail stores, including through ColdHaus’ robust distribution sales network. Collectively, the Arrangement will allow the pro forma company to better navigate current industry and macroeconomic headwinds and sustainable competitive advantage for long-term growth.

●	Combined Revenues and Market Share. The Arrangement will create a combined entity that is expected to be a top licenced producer with top 10 market share in both overall cannabis and cannabis 2.0.[1] In addition, the pro forma combined company is expected to be the highest revenue generating cannabis company in Canada (based on annualized revenue in the last fiscal quarter) currently trading well under its tangible book value.

●	Synergies and Cost Savings. The combination of SNDL with Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens cannabis products, it is estimated that the completion of the Arrangement will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

●	Prospects as an Independent Entity. The Valens Board assessed current industry, economic and market conditions and trends, and expectations of the future prospects in the cannabis industry, as well as information concerning the business, operations, assets, financial performance and condition, operating results and prospects of Valens, including the strategic direction of Valens as an independent entity and its future financial and liquidity requirements (particularly in light of a desire to avoid dilutive financings). The Valens Board also took into consideration the views expressed to it by the Valens Special Committee with respect to the strategic direction of Valens as an independent entity versus the opportunity to complete the Arrangement with SNDL.

[1]	Hifyre, based on the month ending July 31, 2022 in AB, BC, ON, SK. Cannabis 2.0 products include: edibles, concentrates, vapes, beverages and topicals.

●	Significantly Enhanced Market Liquidity. The SNDL Shares have a high daily average trading volume. During the 30 days ended August 19, 2022, the average daily trading value of the SNDL Shares was approximately US$103.8 million on Nasdaq versus approximately C$5.2 million and US$0.3 million for Valens on the TSX and Nasdaq, respectively.

●	Implied Premium. The Exchange Ratio represents a 10% premium on a trailing 30-day VWAP, and a 21% premium on a trailing 60-day VWAP of the Valens Shares on the TSX up to August 19, 2022, the last trading day prior to the announcement of the transaction. In addition, the Exchange Ratio represents a 48% premium on a trailing 10-day VWAP of the Valens Shares on the TSX up to June 27, 2022, the last trading day prior to the entering into of a non-binding expression of interest with SNDL for the Arrangement.

●	Support of Directors and Executive Officers. All of the directors and executive officers of Valens who own Valens Shares have entered into voting and support agreements with Valens pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Valens Shares in favour of the Arrangement.

●	Fairness Opinion. The Valens Special Committee has received a fairness opinion from Cormark Securities to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. See “The Arrangement – Fairness Opinion”.

●	Tax-Deferred Transaction. The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes and is intended to qualify as a tax-deferred “reorganization” for United States federal income tax purposes. For a summary of certain Canadian federal income tax consequences of the Arrangement for Valens Shareholders who are subject to Canadian taxation, see the discussion under “Certain Canadian Federal Income Tax Considerations”. For a summary of certain United States federal income tax consequences of the Arrangement for certain Valens Shareholders who are subject to United States taxation (including certain United States federal income tax consequences if the exchange of Valens Shares for SNDL Shares pursuant to the Arrangement were to fail to qualify as a tax-deferred “reorganization” for United States federal income tax purposes), see the discussion under “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

The Valens Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Valens Board believes that, overall, the anticipated benefits of the Arrangement to Valens outweigh these risks.

In making its determinations and recommendations, the Valens Board also observed that a number of procedural safeguards were in place and are present to permit the Valens Board to represent the interests of Valens, the Valens Shareholders and Valens’ other stakeholders. These procedural safeguards include, among others:

●	Arm’s Length Negotiation Process. The Arrangement is the result of a comprehensive arm’s length negotiation process with SNDL that was undertaken by the Valens Special Committee, which was comprised of members of the Valens Board who are independent of Valens management, with the assistance of Valens management as well as independent financial and legal advisors.

●	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Valens’ ability to solicit interest from third parties, the Arrangement Agreement allows Valens to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Valens Shareholders and after the Valens Board first determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes, or could reasonably be expected to constitute or lead to a Superior Proposal. Subject to SNDL’s right to match, Valens is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal if, among other things, Valens pays the Termination Amount to SNDL. See “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

●	Reasonable Termination Payment. The Valens Board believes that the $8,000,000 termination fee, which is payable by Valens in certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments” is reasonable. In the view of the Valens Board, the termination fee would not preclude a third party from potentially making a Superior Proposal.

●	Shareholder Approvals. In order to proceed, the Arrangement Resolution must be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting; and (ii) a simple majority (greater than 50%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting, after excluding the votes cast by persons whose votes are required to be excluded in determining minority approval in accordance with MI 61-101. See “The Arrangement – Approvals Required for the Arrangement – Valens Shareholder Approval”.

●	Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the rights and interests of every person affected.

●	Dissent Rights. Dissent Rights are available to registered Valens Shareholders with respect to the Arrangement. See “The Arrangement – Dissent Rights for Valens Shareholders”.

See below under the heading “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board” for more information.

Does the Valens Board support the Arrangement?

Yes. After careful consideration of the terms of the Arrangement, including consultation with its legal and financial advisors, the unanimous recommendation of the Valens Special Committee, the receipt of the Fairness Opinion and the other factors set out below under the heading “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”, the Valens Board (other than Mr. Robson and Mr. Cockwell, who abstained from voting on the Arrangement for the reasons set out herein):

●	unanimously determined that the Arrangement is in the best interests of Valens and is fair to the Valens Shareholders;

●	unanimously approved the Arrangement and the entering into of the Arrangement Agreement; and

●	unanimously recommends that Valens Shareholders VOTE FOR the Arrangement Resolution.

Mr. Robson is a director and the CEO of Valens and abstained from voting on the approval of the Arrangement because he is entitled to additional consideration in event of a change of control of Valens. Mr. Cockwell is a director of Valens and abstained from voting on the approval of the Arrangement because he is a relative of the principal of the Secured Lender. See, “The Arrangement – Background to the Arrangement”

In determining to approve the Arrangement and in making its recommendation to Valens Shareholders, the Valens Board considered a number of factors described in this Circular under “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”, including the unanimous recommendation of the Valens Special Committee and the receipt of the Fairness Opinion, each of which concludes that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders.

THE VALENS BOARD UNANIMOUSLY RECOMMENDS THAT THE VALENS SHAREHOLDERS VOTE FOR THE ARRANGEMENT RESOLUTION (WITH TWO DIRECTORS ABSTAINING FROM VOTING FOR THE REASONS SET OUT HEREIN).

See below under the headings “The Arrangement – Recommendation of the Valens Board” and “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board” for more information.

What approvals are required by the Valens Shareholders at the Meeting?

In order for the Arrangement to be completed, the Arrangement Resolution will require the affirmative vote of: (i) at least two-thirds of the votes cast by Valens Shareholders present at the Meeting or represented by proxy; and (ii) a simple majority of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, excluding any votes cast by those Valens Shareholders whose votes are required to be excluded in accordance with MI 61-101.

See below under the heading “The Arrangement – Approvals Required for the Arrangement” for more information.

What other approvals are required for the Arrangement to be completed?

In addition to approval by the Valens Shareholders at the Meeting, the Arrangement must be approved by the Court. The Court will be asked to make an order approving the Arrangement and to determine that the Arrangement is fair and reasonable. Valens will apply to the Court for this order if Valens Shareholders approve the Arrangement Resolution at the Meeting.

The Arrangement is also subject to the requisite notice for the listing of the Consideration Shares on Nasdaq being delivered, the receipt of all Regulatory Approvals and certain other customary Closing conditions set out in the Arrangement Agreement and described in this Circular.

See below under the heading “The Arrangement – Approvals Required for the Arrangement” for more information.

Are there support agreements in place with any Valens shareholders?

Yes. All the directors and officers of Valens who hold Valens Shares have entered into Voting Support Agreements pursuant to which each such individual has agreed to, among other things, support the Arrangement and vote all the Valens Shares beneficially owned by him or her in favour of the Arrangement Resolution, subject to the terms and conditions of such agreements.

See below under the heading “Summary of Material Agreements – Voting Support Agreements” for more information.

Have the Valens Special Committee received a fairness opinion regarding the consideration to be received by Valens Shareholders?

Yes. The Valens Special Committee received a Fairness Opinion from Cormark Securities, independent financial advisor to the Valens Special Committee. The Fairness Opinion concludes that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view to Valens Shareholders.

See below under the heading “The Arrangement – Fairness Opinion” for more information.

When will the Arrangement become effective?

The Arrangement will become effective at 12:01 a.m. (Toronto time) on the date the Certificate of Arrangement is issued by the CBCA Director, which is expected to occur in the first quarter of 2023, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including the Final Order having been granted by the Court.

See below under the heading “The Arrangement – Description of the Arrangement – Summary of Key Procedural Steps for the Arrangement to Become Effective” for more information.

What are the Canadian federal income tax consequences of the Arrangement to Valens Shareholders?

The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes. For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Valens Shareholders who are subject to Canadian taxation, see below under the heading “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

What are the United States federal income tax consequences of the Arrangement to Valens Shareholders?

The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement is intended to qualify as a tax-deferred “reorganization” for United States federal income tax purposes. For a summary of certain of the material United States federal income tax consequences of the Arrangement applicable to certain Valens Shareholders who are subject to United States taxation (including certain United States federal income tax consequences if the exchange of Valens Shares for SNDL Share pursuant to the Arrangement were to fail to qualify as a tax-deferred “reorganization” for United States federal income tax purposes), see below under the heading “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

What will happen to Valens if the Arrangement is completed?

If the Arrangement is completed, SNDL will acquire all of the issued and outstanding Valens Shares other than those already owned by SNDL and its Subsidiaries and Valens will become a wholly-owned Subsidiary of SNDL. In connection with the completion of the Arrangement, it is expected that the Valens Shares will be de-listed from the TSX and Valens will make an application to cease to be a reporting issuer under applicable Securities Laws. Further, the Valens Shares are expected to be delisted from Nasdaq and deregistered under the U.S. Exchange Act and Valens will no longer be required to file reports with the SEC.

See below under the heading “The Arrangement – Description of the Arrangement” for more information.

Are the SNDL Shares listed on any stock exchange?

Yes. SNDL Shares currently trade under the symbol “SNDL” on Nasdaq. It is a condition of Closing that the requisite notice for listing the Consideration Shares on Nasdaq shall be delivered to Nasdaq, and that such SNDL Shares are not subject to resale restrictions under applicable Canadian Securities Laws.

See below under the headings “Information Concerning SNDL” and “The Arrangement – Stock Exchange Listings for SNDL Shares Issued Under the Arrangement” for more information.

Are Valens Shareholders entitled to Dissent Rights?

Yes. Under the Interim Order, registered holders of Valens Shares are entitled to Dissent Rights, but only if they follow the procedures specified in the CBCA, as modified by the Plan of Arrangement, the Interim Order or other order of the Court. If you wish to exercise Dissent Rights, you should review the requirements summarized in this Circular carefully and consult with your legal advisor.

See below under the heading “The Arrangement – Dissent Rights for Valens Shareholders” for more information.

What will happen if the Arrangement Resolution is not approved, or the Arrangement is not completed for any reason?

If the Arrangement Resolution is not approved or the Arrangement is not completed for any reason, the Arrangement Agreement may be terminated by one or both of the Parties. In certain circumstances, including if the Arrangement Agreement is terminated due to a breach of representation or warranty by Valens or Valens’ failure to perform a covenant, Valens will be required to reimburse SNDL for the reasonable and documented expenses actually incurred by SNDL in respect of the Arrangement and the Arrangement Agreement up to a maximum amount of $1 million. In certain circumstances, including if the Valens Board authorizes Valens to enter into an agreement, understanding or arrangement in respect of a Valens Superior Proposal, Valens will be required to pay to SNDL a termination fee of $8,000,000 in connection with such termination.

See below under the heading “Summary of Material Agreements – The Arrangement Agreement – Termination” for more information.

Should I send in the share certificate(s) representing my Valens Shares now?

We encourage registered Valens Shareholders to complete, sign, date and return the Letter of Transmittal, together with their share certificate(s), if any, prior to the Effective Date which will assist in arranging for the prompt exchange of your Valens Shares for SNDL Shares upon completion of the Arrangement. The Effective Date is expected to occur in the first quarter of 2023. You are not required to send in the share certificate(s) representing your Valens Shares, if any, to validly cast your vote in respect of the Arrangement.

See below under the heading “The Arrangement – Procedure for Exchange of Valens Shares” for more information.

When can I expect to receive the consideration for my Valens Shares?

You will receive the Consideration Shares as soon as practicable after the Arrangement becomes effective and your properly completed Letter of Transmittal and share certificate(s) representing your Valens Shares, if any, are received by the Depositary.

See below under the heading “The Arrangement – Procedure for Exchange of the Valens Shares” for more information.

What happens if I send in the share certificate(s) representing my Valens Shares and the Arrangement Resolution is not approved or the Arrangement is not completed?

If the Arrangement Resolution is not approved or if the Arrangement is not otherwise completed, share certificate(s) representing your Valens Shares, if any and to the extent deposited with the Depositary, will be returned promptly to you by the Depositary.

See below under the heading “The Arrangement – Procedure for Exchange of the Valens Shares” for more information.

Whom should I contact if I have any questions?

If you have any questions or need assistance completing your form of proxy or voting instruction form, please contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

SUMMARY

The following is a summary of certain information contained in this Circular. This summary is not intended to be complete and is qualified in its entirety by the more detailed information and financial statements, including the notes thereto, contained elsewhere in this Circular and the attached appendices and in the documents incorporated herein by reference, all of which are important and should be reviewed carefully. Capitalized terms used in this summary without definition have the meanings given to them in the “Glossary of Terms” in this Circular.

The Meeting

Valens is convening and conducting the Meeting at the offices of Stikeman Elliott LLP at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9, on November 29, 2022 at 10:00 a.m. (Toronto time).

Record Date

Only Valens Shareholders of record at 5:00 p.m. (Toronto time) on the Record Date will be entitled to receive notice of and vote at the Meeting, or any adjournment or postponement thereof.

Purpose of the Meeting

At the Meeting, Valens Shareholders will be asked to consider and, if deemed advisable, to pass, the Arrangement Resolution approving the Arrangement. The full text of the Arrangement Resolution is set out in Appendix “A” to this Circular. In order to become effective, the Arrangement Resolution will require the affirmative vote of (i) at least two-thirds of the votes cast by the Valens Shareholders present in person or represented by proxy at the Meeting; and (ii) a simple majority of the votes cast on such resolution by the Valens Shareholders (other than the votes of Valens Shareholders who are required to be excluded in accordance with MI 61-101) present in person or represented by proxy at the Meeting. See “The Arrangement – Approvals Required for the Arrangement – Valens Shareholder Approval”.

The Arrangement

The Arrangement will be implemented by way of a court-approved statutory plan of arrangement under the CBCA on and subject to the terms of the Arrangement Agreement. Pursuant to the Arrangement, SNDL will acquire all of the issued and outstanding Valens Shares other than those owned by SNDL and its Subsidiaries, subject to the terms and conditions set forth in the Arrangement Agreement and the Plan of Arrangement. As of the date of this Circular, there were 80,739,541 Valens Shares outstanding. As consideration under the Arrangement, Valens Shareholders (other than SNDL, its Subsidiaries and Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held. Based on the respective number of issued and outstanding Valens Shares and SNDL Shares on August 19, 2022, immediately following completion of the Arrangement, former Valens Shareholders are anticipated to collectively own approximately 9.5% of the SNDL Shares issued and outstanding immediately after the Effective Time. Upon completion of the Arrangement, Valens will become a wholly-owned Subsidiary of SNDL. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Shares”.

Each Valens Option and Valens Legacy Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent, and will be exchanged for a Replacement Option to purchase from SNDL the number of SNDL Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Valens Shares subject to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per SNDL Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Valens Share otherwise purchasable pursuant to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Valens Option or Valens Legacy Option, as applicable. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Valens Option or Valens Legacy Option, as applicable, so exchanged, and will be governed by the terms of the Valens Incentive Award Plan or the Legacy Option Plan, as applicable, as assumed by SNDL, and any document evidencing a Valens Option or Valens Legacy Option, as applicable, will thereafter evidence and be deemed to evidence such Replacement Option. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Options and Valens Legacy Options”.

Pursuant to the Arrangement, the terms of all the Valens RSUs and Valens DSUs that are outstanding prior to the Effective Time will be amended in accordance with the terms and conditions of the Valens Incentive Award Plan and applicable Securities Laws such that: (a) the vesting of such Valens RSUs and Valens DSUs will be accelerated to the moment immediately preceding the Effective Time; and (b) immediately thereafter (but with effect prior to the Effective Time), such Valens RSUs and Valens DSUs will be settled in the form of Valens Shares pursuant to the Valens Incentive Award Plan. See, “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens RSUs and Valens DSUs”.

Pursuant to the Arrangement Agreement, and in accordance with the terms of each of the Valens Warrants and the applicable Valens Warrant Indenture, following the Effective Time, each holder of a Valens Warrant will be entitled to receive (and such holder will accept) upon the exercise of such Valens Warrant, in lieu of Valens Shares to which such holder was entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of SNDL Shares which the holder would have been entitled to receive pursuant to the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Valens Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Valens Warrants immediately prior to the Effective Time. See “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Warrants”.

Fairness Opinion of Cormark Securities

In determining to approve the Arrangement and in making its recommendation to the Valens Board, the Valens Special Committee considered a number of factors described in this Circular, including the Fairness Opinion delivered by Cormark Securities. The Fairness Opinion concludes that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. The Fairness Opinion is attached as Appendix “E” to this Circular. Valens Shareholders are encouraged to read the Fairness Opinion in its entirety. See “The Arrangement – Fairness Opinion”.

Cormark Securities has provided the Fairness Opinion for the information and assistance of the Valens Special Committee in connection with its consideration and evaluation of the Arrangement. The Fairness Opinion is not a recommendation to the Valens Board, Valens Special Committee or any Valens Shareholder as to whether Valens Shareholders should vote in favour of the Arrangement or any other matter.

RECOMMENDATIONS TO SHAREHOLDERS OF THE VALENS COMPANY

The Valens Board UNANIMOUSLY RECOMMENDS that the Valens Shareholders VOTE FOR The Arrangement Resolution (with two Directors abstaining from voting for the reasons set out herein).

Recommendation of the Valens Board

After careful consideration of the terms of the Arrangement, including consultation with its legal and financial advisors, the unanimous recommendation of the Valens Special Committee, the receipt of the Fairness Opinion and the other factors set out below under the heading “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”, the Valens Board (other than Mr. Robson and Mr. Cockwell, who abstained from voting on the Arrangement for the reasons set out herein):

●	unanimously determined that the Arrangement is in the best interests of Valens and is fair to the Valens Shareholders;

●	unanimously approved the Arrangement and the entering into of the Arrangement Agreement; and

●	unanimously recommends that Valens Shareholders VOTE FOR the Arrangement Resolution.

Mr. Robson is a director and the CEO of Valens and abstained from voting on the approval of the Arrangement because he is entitled to additional consideration in event of a change of control of Valens. Mr. Cockwell is a director of Valens and abstained from voting on the approval of the Arrangement because he is a relative of the principal of the Secured Lender. See, “The Arrangement – Background to the Arrangement”

Further, each director and executive officer that owns Valens shares intends to cast the votes attached to all Valens Shares held by such Person (including any Valens Shares issuable upon the vesting and settlement of any Valens RSUs, Valens PSUs or Valens Options) in favour of the Arrangement Resolution.

Reasons for the Recommendations of the Valens Board

In the course of its evaluation of the Arrangement, the Valens Board considered a number of factors, including those listed below, with the benefit of input from the Valens Special Committee and advice from its financial advisors and Valens’ legal counsel.

The following is a summary of the principal reasons for the unanimous recommendation of the Valens Board (with two directors abstaining from voting for the reasons set out herein) that Valens Shareholders VOTE FOR the Arrangement Resolution:

●	Continued Growth. The Arrangement will provide Valens Shareholders with approximately 9.5% ownership of a large and rapidly growing diversified business upon completion of the Arrangement, which includes significant retail, production, branding and investment businesses. Valens business will be able to pursue future growth with access to the pro forma combined company’s substantial unrestricted cash position of approximately $314 million as of August 19, 2022 (compared to Valens’ current net debt position of $28 million). In addition, the pro forma combined company will have the potential for significant growth through cross-penetration of Valens-branded products into Canada’s cannabis retail stores, including through ColdHaus’ robust distribution sales network. Collectively, the Arrangement will allow the pro forma company to better navigate current industry and macroeconomic headwinds and sustainable competitive advantage for long-term growth.

●	Combined Revenues and Market Share. The Arrangement will create a combined entity that is expected to be a top licenced producer with top 10 market share in both overall cannabis and cannabis 2.0.[2] In addition, the pro forma combined company is expected to be the highest revenue generating cannabis company in Canada (based on annualized revenue in the last fiscal quarter) currently trading well under its tangible book value.

●	Synergies and Cost Savings. The combination of SNDL with Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens cannabis products, it is estimated that the completion of the Arrangement will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

●	Prospects as an Independent Entity. The Valens Board assessed current industry, economic and market conditions and trends, and expectations of the future prospects in the cannabis industry, as well as information concerning the business, operations, assets, financial performance and condition, operating results and prospects of Valens, including the strategic direction of Valens as an independent entity and its future financial and liquidity requirements (particularly in light of a desire to avoid dilutive financings). The Valens Board also took into consideration the views expressed to it by the Valens Special Committee with respect to the strategic direction of Valens as an independent entity versus the opportunity to complete the Arrangement with SNDL.

●	Significantly Enhanced Market Liquidity. The SNDL Shares have a high daily average trading volume. During the 30 days ended August 19, 2022, the average daily trading value of the SNDL Shares was approximately US$103.8 million on Nasdaq versus approximately C$5.2 million and US$0.3 million for Valens on the TSX and Nasdaq, respectively.

2 Hifyre, based on the month ending July 31, 2022 in AB, BC, ON, SK. Cannabis 2.0 products include: edibles, concentrates, vapes, beverages and topicals.

●	Implied Premium. The Exchange Ratio represents a 10% premium on a trailing 30-day VWAP, and a 21% premium on a trailing 60-day VWAP of the Valens Shares on the TSX up to August 19, 2022, the last trading day prior to the announcement of the transaction. In addition, the Exchange Ratio represents a 48% premium on a trailing 10-day VWAP of the Valens Shares on the TSX up to June 27, 2022, the last trading day prior to the entering into of a non-binding expression of interest with SNDL for the Arrangement.

●	Support of Directors and Executive Officers. All of the directors and executive officers of Valens who own Valens Shares have entered into voting and support agreements with Valens pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Valens Shares in favour of the Arrangement.

●	Fairness Opinion. The Valens Special Committee has received a fairness opinion from Cormark Securities to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. See “The Arrangement – Fairness Opinion”.

●	Tax-Deferred Transaction. The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes and is intended to qualify as a tax-deferred “reorganization” for United States federal income tax purposes. For a summary of certain Canadian federal income tax consequences of the Arrangement for Valens Shareholders who are subject to Canadian taxation, see the discussion under “Certain Canadian Federal Income Tax Considerations”. For a summary of certain United States federal income tax consequences of the Arrangement for certain Valens Shareholders who are subject to United States taxation (including certain United States federal income tax consequences if the exchange of Valens Shares for SNDL Shares pursuant to the Arrangement were to fail to qualify as a tax-deferred “reorganization” for United States federal income tax purposes), see the discussion under “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances. The Valens Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Valens Board believes that, overall, the anticipated benefits of the Arrangement to Valens outweigh these risks.

The Valens Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Valens Board believes that, overall, the anticipated benefits of the Arrangement to Valens outweigh these risks.

In making its determinations and recommendations, the Valens Board also observed that a number of procedural safeguards were in place and are present to permit the Valens Board to represent the interests of Valens, the Valens Shareholders and Valens’ other stakeholders. These procedural safeguards include, among others:

●	Arm’s Length Negotiation Process. The Arrangement is the result of a comprehensive arm’s length negotiation process with SNDL that was undertaken by the Valens Special Committee, which was comprised of members of the Valens Board who are independent of Valens management, with the assistance of Valens management as well as independent financial and legal advisors.

●	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Valens’ ability to solicit interest from third parties, the Arrangement Agreement allows Valens to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Valens Shareholders and after the Valens Board first determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or that could reasonably be expected to constitute or lead to a Superior Proposal. Subject to SNDL’s right to match, Valens is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal if, among other things, Valens pays the Termination Amount to SNDL. See “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

●	Reasonable Termination Payment. The Valens Board believes that the $8,000,000 termination fee, which is payable by Valens in certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments” is reasonable. In the view of the Valens Board, the termination fee would not preclude a third party from potentially making a Superior Proposal.

●	Shareholder Approvals. In order to proceed, the Arrangement Resolution must be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting; and (ii) a simple majority (greater than 50%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting, after excluding any votes cast by those Valens Shareholders whose votes are required to be excluded in accordance with MI 61-101.

●	Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the rights and interests of every person affected.

●	Dissent Rights. Dissent Rights are available to registered Valens Shareholders with respect to the Arrangement. See “The Arrangement – Dissent Rights for Valens Shareholders”.

See “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”.

The Arrangement Agreement

The Arrangement will be implemented by way of a court-approved plan of arrangement under the CBCA pursuant to the terms of the Arrangement Agreement entered into between Valens and SNDL on August 22, 2022. The Arrangement Agreement contains representations, warranties and covenants of and from each of Valens and SNDL. The Arrangement Agreement also provides that, upon the occurrence of certain termination events, Valens may be required to pay SNDL the Termination Amount and/or the Expense Reimbursement.

The body of this Circular contains a summary of certain terms of the Arrangement Agreement. The summary is qualified in its entirety by the full text of the Arrangement Agreement, which has been filed under the issuer profiles of each of SNDL and Valens on SEDAR at www.sedar.com and under the profiles of SNDL and Valens on EDGAR at www.sec.gov. See “Summary of Material Agreements – The Arrangement Agreement”.

Voting and Support Agreements

Concurrently with the execution and delivery of the Arrangement Agreement, Valens delivered to SNDL duly executed Voting Support Agreements from each of the Supporting Shareholders. Subject to the terms and conditions of the Voting Support Agreements, each Supporting Shareholder has agreed to, among other things, support the Arrangement and vote his or her Valens Shares in favour of the Arrangement Resolution.

See “Summary of Material Agreements – Voting Support Agreements”.

Procedure for the Arrangement to Become Effective

Summary of Key Procedural Steps

The Arrangement is proposed to be carried out pursuant to Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Valens Shareholders in the manner set forth in the Interim Order and pursuant to applicable Laws, except where applicable Laws have been modified by the Interim Order;

(b)	the Court must grant each of the Interim Order (which was granted on October 20, 2022) and the Final Order approving the Arrangement; and

(c)	the Articles of Arrangement must be filed with the CBCA Director and a Certificate of Arrangement must be issued by the CBCA Director, which is expected to occur in the first quarter of 2023.

In addition, the Arrangement will only become effective if all other conditions precedent to the Arrangement, as set forth in the Arrangement Agreement, are satisfied or waived by the appropriate party.

There is no assurance that the conditions set forth in the Arrangement Agreement will be satisfied or waived on a timely basis, or at all, or that the Court will grant the Final Order approving the Arrangement.

Shareholder Approval

Pursuant to the terms of the Interim Order, the Arrangement Resolution must, subject to further Court order, be approved by:

(a)	not less than two-thirds (66 2/3%) of the votes cast by Valens Shareholders present in person or represented by proxy at the Meeting; and

(b)	a simple majority (greater than 50%) of the votes cast by Valens Shareholders present in person or represented by proxy at the Meeting, other than those votes of which are required to be excluded from the “minority approval” vote in accordance with MI 61-101.

It is a condition to the completion of the Arrangement that the Arrangement Resolution be approved at the Meeting, as described above. See “Procedure for the Arrangement to Become Effective – Shareholder Approvals”.

Court Approval

On October 20, 2022, Valens obtained the Interim Order for the calling and holding of the Meeting and other procedural matters. The Interim Order is attached to this Circular as Appendix “B”.

Implementation of the Arrangement requires the approval of the Court. Subject to the terms of the Arrangement Agreement and Valens obtaining the requisite approvals of the Arrangement Resolution by the Valens Shareholders. An application for the Final Order approving the Arrangement is expected to be made on January 3, 2023 at 12:30 p.m. (Toronto time) by video conference.

At the Final Order hearing, the Court will consider, among other things, the substantive and procedural fairness of the terms and conditions of the Arrangement and the rights and interests of every person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit.

Under the terms of the Interim Order, any holder of Valens Shares will have the right to appear at the hearing and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Valens by service upon counsel to Valens, Stikeman Elliott LLP (Attention: Zev Smith), either by fax (416-947-0866) or email (zsmith@stikeman.com), a notice of appearance in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no less than two (2) business days immediately preceding the date of the Meeting (or any adjournment or postponement thereof).

See “The Arrangement – Approvals Required for the Arrangement – Court Approval”.

Conditions Precedent

The implementation of the Arrangement is subject to a number of customary conditions being satisfied or waived by one or both of Valens and SNDL at or prior to the Effective Time. See “Summary of Material Agreements – The Arrangement Agreement – Conditions”. There is no assurance that conditions to the completion of the Arrangement will be satisfied or waived on a timely basis, or at all.

Effective Date

The Arrangement will become effective at 12:01 a.m. (Toronto time) on the date the Certificate of Arrangement is issued by the CBCA Director, which is expected to occur in the first quarter of 2023, subject to the satisfaction or waiver of all the conditions precedent to the Arrangement, including the Final Order having been granted by the Court and all Regulatory Approvals having been obtained. There is no assurance that the conditions precedent to the Arrangement, including receipt of the Final Order and Regulatory Approvals, will be satisfied or waived on a timely basis, or at all.

The Parties

Valens

Valens is a research-driven, vertically integrated, end-to-end developer and manufacturer of innovative, cannabinoid-based products. Valens produces, markets and sells a portfolio of branded products under the Versus, Contraband, Citizen Stash, Verse, Green Roads (solely with respect to CBD products) and Vacay brands, leveraging one of the broadest and most innovative manufacturing platforms in the sector. Valens’ manufacturing expertise extends across all major product forms including cannabis flower, pre rolls, vapes, concentrates, edibles, beverages and topicals, allowing Valens to excel as the partner of choice for leading Canadian and international cannabis brands under its complimentary white label business.

Valens’ head office is located at 96 Spadina Ave, Suite 400, Toronto, Ontario M5V 2J6. Valens’ registered office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9. Valens is a reporting issuer in all of the provinces of Canada. The Valens Shares trade under the trading symbol "VLNS" on the TSX and Nasdaq. See “Information Concerning Valens”.

SNDL

SNDL is a public company with common shares traded on Nasdaq under the symbol “SNDL”. SNDL is the largest private sector liquor and cannabis retailer in Canada with 171 liquor retail stores, 1853 cannabis retail stores and retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, and Spiritleaf. SNDL is also a licensed producer that crafts cannabis using its state-of-the-art indoor facilities, ‘craft-at-scale’ modular growing approach, award-winning genetics and experienced growers. SNDL’s Canadian operations cultivate small-batch cannabis using an individualized “room” approach, with 448,000 square feet of total available space. SNDL’s brand portfolio includes Top Leaf, Sundial Cannabis, Palmetto and Grasslands. SNDL’s head office is located at Suite #300, 919–11 Avenue S.W. Calgary, Alberta T2P 4K0 and its records office is located at 1600, 421–7th Avenue S.W. Calgary, Alberta, T2P 4K9. See “Information Concerning SNDL”.

Procedure for Exchange of Valens Shares

Enclosed with this Circular is the Letter of Transmittal which, when properly completed and duly executed and returned to the Depositary together with the share certificate(s) representing Valens Shares and all other required documents, will enable each registered Valens Shareholder to obtain the SNDL Shares to which such Valens Shareholder is ultimately entitled under the Arrangement. See “The Arrangement – Procedure for Exchange of Valens Shares”.

Fractional Shares

In no event shall a Valens Shareholder be entitled to fractional SNDL Shares pursuant to the Plan of Arrangement. Where the aggregate number of Consideration Shares to be issued to a Valens Shareholder under the Arrangement would result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Valens Shareholder will be rounded down to the next lesser whole number of Consideration Shares (without any payment or compensation in lieu of such fractional Consideration Share). See “The Arrangement – Fractional Shares”.

3 Includes Nova Cannabis Inc. corporate stores and franchise stores.

Lost Certificates

In the event that any certificate, letter or other instrument which immediately prior to the Effective Time represented one or more outstanding Valens Shares that were transferred pursuant to the Plan of Arrangement will have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate, letter or other instrument to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, letter or other instrument, the Consideration which such holder is entitled to receive pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, net of amounts required to be withheld pursuant to withholding rights described in the Plan of Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, letter or other instrument, the Person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to each of Valens, SNDL and the Depositary (each acting reasonably) in such sum as SNDL may direct (acting reasonably) or otherwise indemnify SNDL, Valens and the Depositary in a manner satisfactory to SNDL and Valens (each acting reasonably) against any claim that may be made against SNDL, Valens or the Depositary with respect to the certificate, letter or other instrument alleged to have been lost, stolen or destroyed.

Dissent Rights for Valens Shareholders

Only registered Valens Shareholders have the right to demand the repurchase of their Valens Shares in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of the Valens Shares by Valens. It is a condition to completion of the Arrangement in favour of SNDL that Dissent Rights have not been exercised with respect to more than 10% of the outstanding Valens Shares. See “Risk Factors” and “Summary of Material Agreements – The Arrangement Agreement – Conditions”.

Registered Valens Shareholders who wish to exercise their Dissent Rights with respect to Valens Shares held by them must send a Dissent Notice pursuant to and in the manner set forth in the Plan of Arrangement, the Interim Order and the provisions of Section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) in connection with the Arrangement. Persons who are beneficial owners of Valens Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such Valens Shares. Accordingly, a non-registered owner of Valens Shares desiring to exercise Dissent Rights must make arrangements for the Valens Shares beneficially owned by that holder to be registered in the name of the Valens Shareholder prior to the time the Dissent Notice is required to be received by Valens, or alternatively, make arrangements for the registered holder of such Valens Shares to exercise Dissent Rights on behalf of the holder. Notwithstanding subsection 190(5) of the CBCA, the written Dissent Notice referred to in section 190(5) of the CBCA must be received by Valens at 96 Spadina Avenue, Suite 400, Toronto, ON, M5V 2J6, or by email (info@thevalenscompany.com) by no later than 5:00 p.m. (Calgary time) five Business Days immediately preceding the Meeting.

The statutory provisions covering the Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or any other order of the Court, may result in the loss of Dissent Rights.

Dissenting Holders who duly exercise such Dissent Rights and who are ultimately entitled to be paid fair value for their Valens Shares will not be entitled to any other payment or consideration for such shares, including any payment that would be payable under the Arrangement had such Dissenting Holders not exercised their Dissent Rights in respect of such shares. Dissenting Holders who are not entitled for any reason to be paid fair value for their Valens Shares will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Holders of Valens Shares.

Holders of Valens Shares who vote in favour of the Arrangement Resolution, or who have instructed a proxyholder to vote such shares in favour of the Arrangement Resolution, will not be entitled to exercise Dissent Rights and will be deemed to have not exercised Dissent Rights in respect of such shares. In no circumstances will SNDL, Valens or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Valens Shares in respect of which such Dissent Rights are sought to be exercised. It is recommended that you seek independent legal advice if you wish to exercise Dissent Rights. See “The Arrangement – Dissent Rights for Valens Shareholders”.

Stock Exchange Listings for SNDL Shares Issued Under the Arrangement

SNDL Shares are currently listed on Nasdaq under the symbol “SNDL” and trade in United States dollars. It is a mutual condition of Closing that the requisite notice for listing the Consideration Shares on Nasdaq be delivered to Nasdaq and that they not to be subject to any resale restrictions under applicable Canadian Securities Laws.

Certain Canadian Federal Income Tax Considerations of the Arrangement

For a summary of certain of the material Canadian federal income tax consequences of the Arrangement applicable to Valens Shareholders who are subject to Canadian taxation, see “Certain Canadian Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Certain United States Federal Income Tax Considerations of the Arrangement

For a summary of certain of the material United States federal income tax consequences of the Arrangement applicable to certain Valens Shareholders who are subject to United States taxation, see “Certain United States Federal Income Tax Considerations”. Such summary is not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances.

Risk Factors

Valens Shareholders who vote in favour of the Arrangement Resolution are voting in favour of combining the businesses of Valens and SNDL. Accordingly, Valens Shareholders are making an investment decision with respect to SNDL Shares. There are certain risks which should be carefully considered by Valens Shareholders, as applicable, in connection with such decisions, including risks associated with the completion of the Arrangement. Some of these risks include that the Arrangement Agreement may be terminated in certain circumstances, in which case the market price for Valens Shares or SNDL Shares may be adversely affected. In addition, the completion of the Arrangement is subject to a number of conditions precedent, some of which are outside the control of Valens and SNDL. See “Risk Factors”, “Summary of Material Agreements – The Arrangement Agreement – Conditions” and “Information Concerning SNDL”.

Canadian Securities Law Matters

The distribution of SNDL Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of applicable Canadian Securities Laws and is exempt from or otherwise not subject to the registration requirements under applicable U.S. Securities Laws. The SNDL Shares received by Valens Shareholders pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada, provided that (a) the trade is not a “control distribution” as defined in NI 45-102; (b) no unusual effort is made to prepare the market or to create a demand for SNDL Shares; (c) no extraordinary commission or consideration is paid to a person or company in respect of such sale; and (d) if the selling securityholder is an insider or officer of SNDL, the selling securityholder has no reasonable grounds to believe that SNDL is in default of applicable Securities Laws.

United States Securities Law Matters

The SNDL Shares issuable to Valens Shareholders in exchange for their Valens Shares and the Replacement Options issuable to Valens Optionholders in exchange for their Valens Options under the Arrangement have not been and will not be registered under the U.S. Securities Act or any applicable U.S. state securities laws, and such securities will be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof and in accordance with exemptions under any applicable U.S. state securities laws. Section 3(a)(10) exempts securities issued in specified exchange transactions from the registration requirement under the U.S. Securities Act where, among other things, the substantive and procedural fairness of the terms and conditions of the issuance and exchange of such securities have been approved by a court or governmental authority or competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the substantive and procedural fairness of the terms and conditions of the exchange at which all Persons to whom the securities are proposed to be issued have the right to appear and receive adequate and timely notice thereof. The Court is authorized to conduct a hearing at which the substantive and procedural fairness of the terms and conditions of the Arrangement will be considered. The Court granted the Interim Order on October 20, 2022 and, subject to the approval of the Arrangement by Valens Shareholders, a Final Order hearing in respect of the Arrangement is scheduled to be held, as described in this Circular, on January 3, 2023 by the Court. All Valens Shareholders and Valens Optionholders are entitled to appear and be heard at this hearing, provided they satisfy the applicable conditions set forth in the Interim Order. Accordingly, subject to the additional requirements of Section 3(a)(10), should the Court make a Final Order approving the Arrangement, the issuances of SNDL Shares and Replacement Options pursuant to the Arrangement are expected to be exempt from registration under the U.S. Securities Act and similar exemptions under applicable U.S. state securities laws. See “The Arrangement – Approvals Required for the Arrangement – Court Approval”.

The SNDL Shares and Replacement Options to be received by Valens Shareholders and Valens Optionholders, respectively, upon completion of the Arrangement may be resold without restriction in the United States under the U.S. Securities Act (Replacement Options may be subject to contractual transfer restrictions), except in respect of resales by persons who are “affiliates” (within the meaning of Rule 144 under the U.S. Securities Act) of SNDL at the time of such resale or who have been affiliates of SNDL within three months before the Effective Time of the Arrangement. Valens Optionholders are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Replacement Options. In addition, unless and until the registration statement on Form S-8 (or other appropriate form) is filed with the SEC, the SNDL Shares issuable upon the exercise of the Replacement Options will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Holders of Valens Warrants are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Valens Warrants. The SNDL Shares issuable upon the exercise of the Valens Warrants will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. In connection with any such offer, sale or transfer, SNDL may require the delivery of reasonably satisfactory evidence, which may include, without limitation, an opinion of counsel of recognized standing, to the effect that such offer, sale or transfer does not require registration under the U.S. Securities Act. See “The Arrangement – Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement”.

Comparison of Rights under the CBCA and ABCA

The rights of Valens Shareholders are currently governed by the CBCA and by Valens’ by-laws and articles. If the Arrangement is completed, former Valens Shareholders will hold SNDL Shares. SNDL is incorporated under, and governed by, the ABCA. Accordingly, the Consideration Shares will be governed by the ABCA and SNDL’s by-laws and articles. The ABCA provides shareholders with substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are certain differences between the two statutes and the regulations promulgated thereunder. A comparison of certain of these rights is attached as Appendix “H” to this Circular. This summary is not intended to be exhaustive, and Valens Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on the rights of such Valens Shareholders.

MANAGEMENT INFORMATION CIRCULAR

This Circular is furnished in connection with the solicitation of proxies by and on behalf of management of Valens for use at the Meeting. Management of Valens will solicit proxies primarily by mail, but proxies may also be solicited by telephone, email, facsimile or in writing by directors, officers, employees or agents of Valens. Valens also retained Laurel Hill Advisory Group to provide the following services in connection with the Meeting: strategic insight on messaging and shareholder engagement, review and analysis of this Circular, liaising with proxy advisory firms, developing and implementing shareholder communication and engagement strategies, advice with respect to meeting and proxy protocol, reporting and reviewing the tabulation of Valens Shareholder proxies, and the solicitation of Valens Shareholder proxies including contacting Valens Shareholders by telephone. The cost of these proxy solicitation services is approximately $50,000 plus out-of-pocket expenses, success fees and applicable taxes. The cost of solicitation of proxies for use at the Meeting will be paid by Valens. If you have any questions about the Meeting, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

Except as otherwise stated, all capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under the heading “Glossary of Terms”. Information contained in this Circular, including information in the appendices hereto, which form part of this Circular, is given as of October 24, 2022 unless otherwise specifically stated. Information contained in documents incorporated by reference in this Circular is given as of the respective dates stated in such documents.

The information concerning SNDL and its Subsidiaries contained in this Circular, including the appendices and information incorporated by reference, has been provided by SNDL for inclusion in this Circular. Although Valens has no knowledge that any statements contained herein taken from or based on such documents, records or information provided by SNDL are untrue or incomplete, Valens assumes no responsibility for the accuracy of the information contained in such documents, records or information or for any failure by SNDL to disclose events which may have occurred or may affect the significance or accuracy of any such information, but which are unknown to Valens.

This Circular does not constitute an offer to sell, or a solicitation of an offer to purchase the securities to be issued under or in connection with the Arrangement, or the solicitation of a proxy, in any jurisdiction, to or from any person to whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this Circular nor any distribution of the securities to be issued under or in connection with the Arrangement will, under any circumstances, create any implication or be treated as a representation that there has been no change in the information set forth herein since the date of this Circular. No person has been authorized to give any information or make any representation in connection with the Arrangement or any other matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

All summaries of, and references to, the Arrangement Agreement, the Plan of Arrangement, the Arrangement and the A&R Credit Agreement in this Circular are qualified in their entirety by reference to the complete text of the Arrangement Agreement, the Plan of Arrangement and the A&R Credit Agreement, as applicable. Copies of the Arrangement Agreement (including the Plan of Arrangement) and the A&R Credit Agreement are available under the issuer profiles of each of SNDL and Valens on SEDAR at www.sedar.com and under the profiles of SNDL and Valens on EDGAR at www.sec.gov. A copy of the Plan of Arrangement is attached to this Circular as Appendix “D”. You are urged to carefully read the full text of the Arrangement Agreement and the Plan of Arrangement.

Information contained in this Circular should not be construed as legal, tax, financial or other professional advice. Valens Shareholders are urged to consult their own professional advisors in connection with the matters addressed herein.

NOTICE TO SECURITYHOLDERS IN THE UNITED STATES

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURES IN THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The following discussion is only a general overview of certain requirements of U.S. Securities Laws relating to the Arrangement that may be applicable to Valens securityholders. Each Valens securityholder is urged to consult such securityholder’s professional advisors to determine the U.S. conditions and restrictions applicable to the SNDL securities issuable pursuant to this Arrangement.

Exemption from U.S. Registration

The SNDL Shares and Replacement Options to be issued under the Arrangement have not been and will not be registered under the U.S. Securities Act, or the U.S. Securities Laws. The SNDL Shares and Replacement Options will be issued in reliance upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act and similar exemptions under applicable U.S. Securities Laws on the basis of the approval of the Ontario Superior Court of Justice (Commercial List) (the “Court”), which will consider, among other things, the substantive and procedural fairness of the Arrangement to the Valens Shareholders and Valens Optionholders.

See “The Arrangement – Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement – United States”.

The SNDL Shares and Replacement Options to be received by Valens Shareholders and Valens Optionholders, respectively, in the Arrangement will not be subject to resale restrictions under, and will be freely tradable for purposes of the U.S. Securities Act (Replacement Options may be subject to contractual transfer restrictions), except for SNDL Shares or Replacement Options received by any Valens Shareholder or Valens Optionholder who is an “affiliate” (as defined in Rule 144 under the U.S. Securities Act) of SNDL after completion of the Arrangement or within three months prior to the Effective Date (such as Valens directors or executive officers who become directors or executive officers of SNDL after the Arrangement). Valens Optionholders are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Replacement Options. In addition, unless and until the registration statement on Form S-8 (or other appropriate form) is filed with the SEC, the SNDL Shares issuable upon the exercise of the Replacement Options will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. Holders of Valens Warrants are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Valens Warrants. The SNDL Shares issuable upon the exercise of the Valens Warrants will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. In connection with any such exercise, SNDL may require the delivery of reasonably satisfactory evidence, which may include, without limitation, an opinion of counsel of recognized standing, to the effect that such exercise does not require registration under the U.S. Securities Act. See “The Arrangement – Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement – United States”.

Valens Shareholders who are subject to United States taxation should be aware that the Arrangement described herein may have both United States and Canadian tax consequences to them which may not be fully described in this Circular. For a general discussion of certain Canadian and United States federal income tax consequences to such Valens Shareholders, see “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”. Valens Shareholders who are subject to United States taxation are urged to consult their own tax advisors with respect to the Canadian and United States federal, state and local income tax consequences to them and the applicability of any other federal, state, local, and foreign tax laws.

Each of Valens and SNDL is a “foreign private issuer” within the meaning of Rule 405 under the U.S. Securities Act and Rule 3b-4 of the U.S. Exchange Act and, therefore, this solicitation of proxies is not subject to the proxy requirements of Section 14(a) of the U.S. Exchange Act. Accordingly, the solicitation of proxies contemplated herein is being made in accordance with Canadian corporate and Securities Laws, and this Circular has been prepared in accordance with the disclosure requirements of Canadian corporate and Securities Laws. Valens Shareholders located or resident in the United States should be aware that, in general, such Canadian disclosure requirements are different from those applicable to proxy statements, prospectuses or registration statements prepared in accordance with U.S. corporate laws and U.S. Securities Laws. The financial statements of Valens incorporated by reference herein have been prepared in accordance with IFRS and have been subject to Canadian generally accepted auditing standards. Accordingly, the financial statements of Valens may not be comparable to financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

The enforcement by investors of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Valens and SNDL are organized under the laws of a jurisdiction outside the United States, that some or all of their respective officers and directors are residents of countries other than the United States, that some or all of the experts named in this Circular or the documents incorporated by reference herein may be residents of countries other than the United States, or that all or a substantial portion of the assets of Valens and SNDL, and such Persons are and will be located outside the United States. As a result, it may be difficult or impossible for Valens Shareholders and Valens Optionholders resident in the United States to effect service of process within the United States on Valens, SNDL, their respective officers and directors or the experts named in this Circular or the documents incorporated by reference herein, or to realize against them upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws or “blue sky” laws of any state within the United States. In addition, the Valens Shareholders and Valens Optionholders resident in the United States should not assume that the courts of Canada: (a) would enforce judgments of U.S. courts obtained in actions against such Persons predicated upon civil liabilities under U.S. Securities Laws or the “blue sky” laws of any state within the United States; or (b) would enforce, in original actions, liabilities against such Persons predicated upon civil liabilities under the U.S. Securities Laws or the “blue sky” laws of any state in the United States.

Listing and Resale of SNDL Shares Received Under the Arrangement

It is a condition of the Arrangement that the requisite notice be delivered to Nasdaq in order to have the Consideration Shares listed on Nasdaq. SNDL will deliver such notice.

See “Summary of Material Agreements – The Arrangement Agreement – Conditions – Mutual Conditions”.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

This Circular, the Appendices attached to this Circular and the materials incorporated by reference into this Circular contain certain forward-looking information and forward-looking statements, as defined in applicable Securities Laws (collectively referred to as “forward-looking statements”).

All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are frequently characterized by words such as “will”, “plan”, “expect” or “does not expect”, “project”, “intend”, “believe”, “anticipate”, “forecast”, “schedule”, “estimate” and similar expressions, or statements that certain events, actions, results or conditions “could”, “may”, “might”, “will” or “would” occur, be taken or achieved. Forward-looking statements are not based on historical fact, but rather on current expectations and projections about future events, and are therefore subject to risks, uncertainties and other factors which could cause actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Valens disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable Laws. The reader is cautioned not to place undue reliance on forward-looking statements.

Without limiting the generality of the following, this Circular contains forward-looking statements pertaining to:

•	the expectations regarding whether the Arrangement will be completed, the principal steps of the Arrangement, including whether the conditions to completion of the Arrangement will be satisfied, and the anticipated timing for the Effective Date, including the Outside Date;

•	the perceived benefits of the Arrangement and expected attributes of SNDL following the completion of the Arrangement and the plans and strategies to achieve such benefits;

•	the anticipated timing of the Meeting;

•	the anticipated timing and contents of the Final Order;

•	the ability to successfully integrate the business of Valens into SNDL;

•	the expected operations and achievement of SNDL’s business plans following the completion of the Arrangement;

•	the effect of the Arrangement on SNDL’s share capital, including the total issued and outstanding SNDL Shares and anticipated percentages of SNDL Shares that former Valens Shareholders will hold in SNDL;

•	the anticipated liquidity of the SNDL Shares;

•	the potential issuance of additional SNDL Shares by SNDL, and relative market price of the SNDL Shares resulting therefrom;

•	the anticipated tax treatment of the Arrangement for Valens Shareholders;

•	the delisting of the Valens Shares from the TSX and Nasdaq and the anticipated timing thereof;

•	the anticipated application by Valens to cease to be a reporting issuer and the anticipated timing thereof;

•	the deregistration of the Valens Shares under the U.S. Exchange Act and the anticipated timing thereof;

•	the potential growth of SNDL;

•	the impact of governmental regulation, administrative policy or tax assessment practices;

•	stock market volatility and the volatility of the SNDL Shares and the cannabis market generally;

•	the Parties’ ability to obtain the required approvals, including shareholder, stock exchange, Court, regulatory and third-party approvals for the Arrangement, including the Regulatory Approvals, and the timing of such approvals;

•	the satisfaction of conditions for the listing of the Consideration Shares on Nasdaq;

•	the expectations regarding receipt of required shareholder approvals of the Arrangement Resolution;

•	competitive conditions in the cannabis industry, including market share of SNDL following the completion of the Arrangement;

•	pro forma information, including pro forma financial information pertaining to SNDL after giving effect to the Arrangement;

•	business plans, business prospects and performance, growth potential, financial strength, market profile, revenues, working capital, costs, capital expenditures, investment valuations, income, margins, access to capital, shareholder return and overall strategies and assessments of future plans and operations of SNDL; and

•	the exercise of Dissent Rights by registered Valens Shareholders with respect to the Arrangement.

Undue reliance should not be placed on forward-looking statements, which are inherently uncertain, are based on estimates and assumptions, and are subject to known and unknown risks and uncertainties that contribute to the possibility that the future events or circumstances contemplated by the forward-looking statements will not occur, some of which are specific to SNDL and Valens, and others that apply to the cannabis industry generally. There can be no assurance that the plans, intentions or expectations upon which forward-looking statements are based will, in fact, be realized. By their very nature, forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements speak only as of the date of this Circular. Valens believes the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this Circular should not be unduly relied upon.

These forward-looking statements are based on certain expectations and assumptions, including expectations and assumptions respecting:

•	the perceived benefits of the Arrangement and expected attributes of SNDL following completion of the Arrangement are based upon a number of factors, including the terms and conditions of the Arrangement Agreement and current industry, economic and market conditions, see “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”;

•	the completion of certain steps in, and timing of, the Arrangement and the Effective Date of the Arrangement are based upon the terms of the Arrangement Agreement and advice received from counsel to Valens and SNDL relating to timing expectations. See “The Arrangement – Description of the Arrangement”;

•	the treatment of Valens Shareholders under tax Laws described under “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”;

•	the effects of the Arrangement on Valens and SNDL are based on Valens management’s current expectations regarding the intentions of SNDL and SNDL management’s current expectations regarding the intentions of Valens;

•	the satisfaction and/or waiver of the conditions to Closing of the Arrangement in a timely manner and completion of the Arrangement on the expected terms;

•	the expected adherence to the terms of the Arrangement Agreement and the Support Agreements, and the expected timing and termination of such agreements;

•	the ability of the Parties to obtain the Regulatory Approvals and the timing thereof;

•	the ability of management of SNDL to successfully integrate the business of Valens into its operations;

•	increases to SNDL’s share price and market capitalization over the long term; and

•	cash balance and growth potential of SNDL.

Actual events or results may differ materially due to a number of known and unknown risks, uncertainties and other factors affecting Valens’ business and the market segments Valens serves generally. These risks may cause actual financial and operating results, performance, levels of activity and achievements to differ materially from those expressed in, or implied by, such forward-looking statements. Some of the risks that could cause results to differ materially from those expressed in the forward-looking statements include, without limiting the generality of the foregoing:

•	the inability to obtain required consents, permits or approvals, including Court approval of the Arrangement, the requisite approvals by Valens Shareholders of the Arrangement Resolution, the Regulatory Approvals and other third-party approvals required in order to proceed with the Arrangement at all, or, if obtained, in accordance with the required timelines contained in the Arrangement Agreement;

•	the inability to satisfy or waive the other conditions to the Arrangement Agreement prior to the Closing of the Arrangement;

•	Valens and SNDL may fail to realize, or may fail to realize in the expected timeframes, the anticipated benefits of the Arrangement;

•	the timing of the Meeting and the Final Order and the anticipated Effective Date may be changed or delayed or may not occur at all;

•	the failure to integrate Valens business into the operations of SNDL;

•	the Arrangement Agreement could be terminated by either Party under certain circumstances and such termination of the Arrangement Agreement could require the payment of the Termination Amount and/or the Expense Reimbursement by Valens;

•	SNDL and Valens will incur significant costs relating to the Arrangement, regardless of whether or not the Arrangement is completed;

•	the exchange ratio is fixed and there can be no assurance that the market value of the SNDL Shares that the Valens Shareholders may receive on the Effective Date will equal or exceed the market value of the Valens Shares held by such Valens Shareholders prior to the Effective Date;

•	the potential exposure to political, economic or social instability, as well as applicable Law, in certain jurisdictions in which SNDL operates or invests, or may choose to operate or invest, including the United States;

•	management of and potential for growth of SNDL;

•	competition for, among other things, market share and skilled personnel;

•	market fluctuations, dilution and share price volatility of the SNDL Shares;

•	continued cost of regulatory compliance;

•	the Parties may discover previously undisclosed liabilities following the Effective Date;

•	the focus of management’s time and attention on the Arrangement may detract from other aspects of the respective businesses of SNDL and Valens;

•	risks or delays arising from or relating to the ongoing COVID-19 pandemic;

•	continued involvement in the heavily regulated retail alcohol and cannabis industries;

•	conflicts of interest;

•	variations in exchange rates;

•	recreational and/or medical cannabis legalization in jurisdictions outside of Canada;

•	Inflationary pressures and rising interest rates; and

•	hedging and uncertainty in global financial markets.

Management of Valens has included the above summary of assumptions and risks related to forward-looking statements provided in this Circular in order to provide Valens Shareholders with a more complete perspective in respect of the Arrangement and such information may not be appropriate for other purposes. The actual results, performance or achievement of Valens or SNDL could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that Valens will derive therefrom. Accordingly, Valens gives no assurance nor makes any representations or warranty that the expectations conveyed by the forward-looking statements will prove to be correct and actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement. Valens does not undertake any obligation to publicly update or revise any forward-looking statements to reflect new information, subsequent events or otherwise, unless so required by applicable Securities Laws.

NON-IFRS MEASURES

This Circular and certain of the documents incorporated by reference herein refer to indicators used by Valens to analyze and evaluate results that are non-IFRS measures. These measures, which include “adjusted EBITDA”, “adjusted Gross Profit”, “system-wide retail sales”, “franchise store sales”, “gross margin before fair value adjustments” and “gross margin before fair value adjustments percentage” are presented as they can provide useful information to assist investors with their evaluation of Valens’ or SNDL’s performance. Since such non-IFRS performance measures do not have any standardized definition prescribed by IFRS, they may not be comparable to similar measures presented by other companies, including SNDL. Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For additional information regarding these non-IFRS measures, including reconciliations to the most directly comparable IFRS measures, please refer to the non-IFRS financial measures section in the Valens Annual MD&A and Valens Q3 MD&A, as well as the specified financial measures section of the SNDL Annual MD&A and SNDL Interim MD&A, which are incorporated by reference in this Circular.

REPORTING CURRENCIES AND ACCOUNTING PRINCIPLES

In this Circular, dollar amounts are expressed in Canadian dollars. References to “$” are to Canadian dollars and references to “US$” are to United States dollars. Except as otherwise indicated in this Circular or the documents incorporated by reference into this Circular, all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to Valens have been prepared and presented in Canadian dollars in accordance with IFRS and all financial statements and financial data derived therefrom included or incorporated by reference in this Circular pertaining to SNDL have been prepared and presented in United States dollars in accordance with IFRS.

CURRENCY EXCHANGE RATE INFORMATION

The closing, high, low and average exchange rates for the United States dollar in terms of Canadian dollars for each of the two years ended December 31, 2021 and December 31, 2020 and for the nine months ended September 30, 2022, based on the indicative rate of exchange as reported by the Bank of Canada, were as follows:

	Nine-Months Ended September 30, 2022(1)		Year-Ended December 31
			2021		2020
Closing	C$	1.3707	C$	1.2678	C$	1.2732
High	C$	1.3726	C$	1.2942	C$	1.4496
Low	C$	1.2451	C$	1.2040	C$	1.2718
Average(2)	C$	1.2828	C$	1.2535	C$	1.3415

Note

(1)    The preceding figures represent the exchange rates as of September 29, 2022, as the Bank of Canada was closed on September 30, 2022 in observance of the National Day for Truth and Reconciliation.

(2)   The average of the indicative rates during the relevant period.

On October 21, 2022, the average exchange rate for one United States dollar expressed in Canadian dollars as provided by the Bank of Canada was C$1.3713.

THE MEETING

The Meeting will be held on November 29, 2022, subject to any adjournment or postponement thereof, at the offices of Stikeman Elliott LLP, 199 Bay Street, Commerce Court West, Suite 5300, Toronto, Ontario, Canada on commencing at 10:00 a.m. (Toronto time) for the purposes set forth in the accompanying Notice of Special Meeting.

The directors and executive officers of have agreed to vote their Valens Shares in favour of the Arrangement Resolution on the terms and subject to the conditions of the Voting Support Agreements. See “Summary of Material Agreements – Voting Support Agreements”.

Appointment and Revocation of Proxies

The named proxy holders are Tyler Robson, Chief Executive Officer and a director of Valens or, failing him, Jeff Fallows, President of Valens. A Valens Shareholder who wishes to appoint another Person (who need not be a Valens Shareholder) to represent such Valens Shareholder at the Meeting may either insert the Person’s name in the blank space provided in the form of proxy or complete another proper form of proxy.

A proxy will only be valid if it is duly submitted and received by Valens’ transfer agent, Computershare Investor Services Inc., via one of the below methods no later than 10:00 a.m. (Toronto time) on November 25, 2022 (or a day other than a Saturday, Sunday or holiday which is at least 48 hours before any adjournment or postponement of the Meeting). In order to cast your votes by proxy, you can use any of the following methods:

	Registered Shareholders	Beneficial Shareholders
	Valens Shares held in own name and represented by a physical certificate or DRS and have a 15-digit control number.	Valens Shares held with a broker, bank or other intermediary and have a 16-digit control number.
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Call the applicable number listed on the voting instruction form.
Mail	Return the form of proxy in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

A Valens Shareholder who has voted by proxy may revoke it any time prior to the Meeting. To revoke a proxy, a registered Valens Shareholder may: (a) deliver a written notice to Valens’ registered office at 96 Spadina Ave, Suite 400 Toronto ON, M5V 2J6, Attention: Corporate Secretary, or to the offices of Computershare Investor Services Inc. at 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1, facsimile: 1-866-249-7775, at any time up to 10:00 a.m. (Toronto time) on the last business day before the Meeting or any adjournment or postponement thereof; (b) vote again on the Internet or by phone at any time up to 10:00 a.m. (Toronto time) on November 25, 2022 (or, in the event that the Meeting is adjourned or postponed, on a business day up to 48 hours prior the date to which the Meeting is adjourned or postponed); or (c) complete a form of proxy that is dated later than the form of proxy being changed, and mailing it or faxing it as instructed on the form of proxy so that it is received before 10:00 a.m. (Toronto time) on November 25, 2022 or, in the event that the Meeting is adjourned or postponed, on a business day up to 48 hours prior the date to which the Meeting is adjourned or postponed. A proxy may also be revoked by instrument in writing delivered to the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting.

In addition, the proxy may be revoked by any other method permitted by applicable Law. The written notice of revocation may be executed by the Valens Shareholder or by an attorney who has the Valens Shareholder’s written authorization. If the Valens Shareholder is a corporation, the written notice must be executed by its duly authorized officer or attorney. Only registered Valens Shareholders have the right to directly revoke a proxy. Non-registered (beneficial) Valens Shareholders who wish to change their vote must arrange for their respective intermediaries to revoke the proxy on their behalf in accordance with any requirements of the intermediaries.

If you have questions, you may contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Voting of Proxies and Exercise of Discretion

The accompanying form of Valens proxy confers authority on the Persons named in it as proxies with respect to any amendments or variations to the matters identified in the Valens Notice of Special Meeting or other matters that may properly come before the Meeting, or any adjournment or postponement thereof, and the named proxies in your properly executed proxy will be voted or withheld on such matters in accordance with the instructions of the Valens Shareholder. If you sign and return your form of proxy without designating a proxyholder and do not give voting instructions or specify that you want your Valens Shares withheld from voting, the Valens representatives named in the form of proxy will vote your Valens Shares in favour of the Arrangement Resolution. At the date of this Circular, management of Valens is not aware of any such amendments, variations or other matters which are to be presented for action at the Meeting.

IN THE ABSENCE OF ANY SUCH INSTRUCTION, YOUR VALENS SHARES WILL BE VOTED FOR THE ARRANGEMENT RESOLUTION.

Voting by Registered Valens Shareholders – Voting by Proxy

Voting by proxy is the easiest way for registered Valens Shareholders to cast their vote. Registered Valens Shareholders can vote by proxy by submitting their vote to Computershare via internet submission (www.investorvote.com), telephone (1-866-732-8683), or by mail (using the enclosed return envelope).

If you have questions, you may contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Voting by Non-Registered (Beneficial) Valens Shareholders – Voting by Voting Instruction Form

The information set forth in this section is of significant importance to many Valens Shareholders, as a substantial number of Valens Shareholders do not hold Valens Shares in their own name. Non-registered (beneficial) Valens Shareholders should note that only proxies deposited by Valens Shareholders whose names appear in the records of Valens as registered Valens Shareholders can be recognized and acted upon at the Meeting or any adjournment or postponement thereof.

If Valens Shares are listed in an account statement provided to a Valens Shareholder by a broker or other intermediary then, in almost all cases, those Valens Shares will not be registered in the Valens Shareholder’s name on Valens share register. Those Valens Shares will more likely be registered under the name of the Valens Shareholder’s intermediary or an agent of that intermediary. In Canada, the vast majority of such Valens Shares are registered under the name of “CDS & Co.”, the registration name of CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms. Valens Shares held by intermediaries can only be voted (for or against resolutions) upon the instructions of the non-registered (beneficial) Valens Shareholders. Without specific instructions, the intermediaries are prohibited from voting Valens Shares for their clients. Valens does not know for whose benefit the Valens Shares registered in the name of CDS & Co., or another intermediary, are held.

In accordance with Canadian Securities Laws, Valens has distributed copies of the Notice of Meeting, this Circular, and the form of proxy and voting instruction form to CDS Clearing and Depository Services Inc. and intermediaries for onward distribution to non-registered Valens Shareholders with whom they are associated.

Applicable regulatory policy requires intermediaries to seek voting instructions from non-registered shareholders in advance of shareholder meetings. Every intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by non-registered Valens Shareholders in order to ensure that their Valens Shares are voted at the Meeting or any adjournment or postponement thereof. Often, the form of proxy supplied to a non-registered Valens Shareholder by its intermediary is identical to the form of proxy provided to registered Valens Shareholders; however, its purpose is limited to instructing the registered Valens Shareholder on how to vote on behalf of the non-registered Valens Shareholder(s).

If you are a non-registered (beneficial) Valens Shareholder, you will receive a voting instruction form that allows you to vote on the Internet, by telephone or by mail. To vote, you should follow the instructions provided on your voting instruction form. Your intermediary is required to ask for your voting instructions before the Meeting. Please contact your intermediary if you did not receive a voting instruction form. Alternatively, you may receive from your intermediary a pre-authorized form of proxy indicating the number of Valens Shares to be voted, which you should complete, sign, date and return as directed on the form. Each intermediary has its own procedures which should be carefully followed by non-registered Valens Shareholders to ensure that their Valens Shares are voted by their intermediary on their behalf at the Meeting.

The majority of intermediaries now delegate responsibility for obtaining instructions from clients to Broadridge. Broadridge typically mails a scannable voting instruction form in lieu of the form of proxy. If you are a non-registered Valens Shareholder – holding your Valens Shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary – you are requested to complete and return the voting instruction form in accordance with the instructions set out therein. Broadridge tabulates the results of all instructions received and provides appropriate instructions regarding the voting of Valens Shares to be represented at the Meeting or any adjournment or postponement thereof. Valens may utilize the Broadridge QuickVote™ system, which involves NOBOs being contacted by Laurel Hill Advisory Group, which is soliciting proxies on behalf of Valens management, to obtain voting instructions over the telephone and relaying them to Broadridge (on behalf of the NOBO’s intermediary). While representatives of Laurel Hill Advisory Group are soliciting proxies on behalf of Valens management, Valens Shareholders are not required to vote on matters being considered at the Meeting in the way recommended by the Valens Board. The Broadridge QuickVote™ system is intended to assist Valens Shareholders in casting their votes, but there is no obligation for any Valens Shareholders to vote using the Broadridge QuickVote™ system, and Valens Shareholders may vote (or change or revoke their votes) at any other time and in any other applicable manner described in this Circular. Any voting instructions provided by a Valens Shareholder will be recorded and such Valens Shareholder will receive a letter from Broadridge (on behalf of the Valens Shareholder’s intermediary) as confirmation that their voting instructions have been accepted.

If you have any questions about the Meeting, please contact Laurel Hill Advisory Group by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America) or by email at assistance@laurelhill.com.

If you have questions, you may contact our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for collect calls outside North America), or by email at assistance@laurelhill.com.

Voting Securities and Principal Holders of Voting Securities

Valens is authorized to issue an unlimited number of Valens Shares, of which 80,739,541 Valens Shares were issued and outstanding as of October 19, 2022 (the “Record Date”). Valens Shareholders are entitled to receive notice of, and to attend and vote at, all meetings of the Valens Shareholders, and each Valens Share confers the right to one vote in person or by proxy at all meetings of the Valens Shareholders.

Only Valens Shareholders of record at 5:00 p.m. (Toronto time) on the Record Date are entitled to vote or to have their Valens Shares voted at the Meeting.

As of the date of this Circular, to the knowledge of the directors and executive officers of Valens, there is no Person that beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Valens carrying 10% or more of the voting rights attached to any class of voting securities of Valens.

Business of the Meeting

As set out in the Valens Notice of Special Meeting, at the Meeting, Valens Shareholders will be asked to consider and vote on the Arrangement Resolution. In order for the Arrangement to be completed, Valens Shareholders must approve the Arrangement Resolution.

Pursuant to the Arrangement, SNDL will acquire all of the issued and outstanding Valens Shares. As consideration under the Arrangement, Valens Shareholders (other than Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held. Based on the respective number of issued and outstanding Valens Shares and SNDL Shares on August 19, 2022, immediately following completion of the Arrangement, former Valens Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 9.5% of the SNDL Shares issued and outstanding immediately after the Effective Time, and existing SNDL Shareholders immediately prior to the Effective Time are anticipated to collectively own approximately 90.5% of the SNDL Shares issued and outstanding immediately after the Effective Time. Upon completion of the Arrangement, Valens will become a wholly-owned Subsidiary of SNDL.

The Arrangement Agreement is the result of arm’s length negotiations between representatives of Valens and SNDL and their respective legal and financial advisors. The directors and officers of Valens (being insiders of Valens) are participating in the Arrangement. See “Interest of Certain Persons in Matters to be Acted Upon”.

In order to become effective, the Arrangement will require, among other things, the approval of the Arrangement Resolution. The Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, and the approval of a simple majority of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, excluding any votes cast by those Valens Shareholders whose votes are required to be excluded in accordance with MI 61-101. See “The Arrangement – Approvals Required for the Arrangement – Valens Shareholder Approval”.

Valens Shareholders are not being asked to consider or approve the transactions contemplated by the Assignment and Assumption Agreement and A&R Credit Agreement, which were effective as of August 22, 2022. See “Summary of Material Agreements – Assignment and Assumption Agreement and Amended and Restated Credit Agreement”.

Record Date

The Valens Board has passed a resolution to fix 5:00 p.m. (Toronto time) on the Record Date as the Record Date for the determination of the registered Valens Shareholders who will be entitled to notice of the Meeting, and any adjournment or postponement thereof, and that will be entitled to vote at the Meeting. The Interim Order provides that the Record Date will not change in respect of any adjournment or postponement of the Meeting.

Quorum

Under Valens’ by-laws, the quorum for the Meeting is present if two or more Valens Shareholders are present in person or represented by proxy holding not less than 25% of the Valens Shares entitled to vote at the Meeting.

THE ARRANGEMENT

Description of the Arrangement

On August 22, 2022, Valens and SNDL entered into the Arrangement Agreement. Pursuant to the Arrangement, SNDL will acquire all of the issued and outstanding Valens Shares other than those Valens Shares owned by SNDL and its Subsidiaries. As consideration under the Arrangement, Valens Shareholders (other than SNDL, its Subsidiaries and Dissenting Holders) will receive 0.3334 of a SNDL Share for each Valens Share held. As of the date of this Circular, there were 80,739,541 Valens Shares outstanding, and 236,633,380 SNDL Shares outstanding. Based on the respective number of issued and outstanding Valens Shares and SNDL Shares on August 19, 2022, immediately following completion of the Arrangement, former Valens Shareholders are anticipated to collectively own approximately 9.5% of the SNDL Shares issued and outstanding immediately after the Effective Time, and existing SNDL Shareholders are anticipated to collectively own approximately 90.5% of the SNDL Shares issued and outstanding immediately after the Effective Time. Upon completion of the Arrangement, Valens will become a wholly-owned Subsidiary of SNDL.

In connection with the completion of the Arrangement, it is expected that the Valens Shares will be delisted from the TSX and Valens will make an application to cease to be a reporting issuer under applicable Securities Laws. Further, the Valens Shares are expected to be delisted from the Nasdaq and deregistered under the U.S. Exchange Act and Valens will no longer be required to file reports with the SEC.

See “The Arrangement – The Plan of Arrangement” for additional details.

Effect of the Arrangement on Holders of Valens Shares

Pursuant to the Arrangement, each Valens Share held by a Valens Shareholder (other than SNDL, its Subsidiaries and Dissenting Holders) will be transferred (free and clear of all Liens) to SNDL in consideration for 0.3334 SNDL Shares for each Valens Share held by such Valens Shareholder, provided however that, in no event shall a Valens Shareholder be entitled to a fractional SNDL Share. The name of each such Valens Shareholder shall be added to the register of holders of SNDL Shares maintained by or on behalf of SNDL. See “The Arrangement – The Plan of Arrangement” and “Summary of Material Agreements – The Arrangement Agreement”.

Dissenting Holders will be deemed to have transferred their Valens Shares to SNDL (free and clear of all Liens) in consideration for a debt claim against Valens (to be settled by Valens with its own available funds on hand and not funds directly or indirectly provided by SNDL or any affiliate of SNDL) for the amount determined under Section 6.1 [Right of Dissent] of the Plan of Arrangement and will cease to have any rights as Valens Shareholders other than the right to be paid the fair value for such Valens Shares as set out in Section 6.1 [Right of Dissent] of the Plan of Arrangement. The name of each such Dissenting Holders shall be removed as a Valens Shareholder, as applicable from the registers of Valens Shareholders, as applicable, maintained by or on behalf of Valens in respect of such Valens Shares. See “The Arrangement – Dissent Rights for Valens Shareholders”.

Effect of the Arrangement on Holders of Valens Options and Valens Legacy Options

Pursuant to the Arrangement, and notwithstanding the terms of the Valens Incentive Award Plan or the Valens Legacy Option Plan, each Valens Option and Valens Legacy Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent and will be exchanged for a Replacement Option to purchase from SNDL the number of SNDL Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Valens Shares subject to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per SNDL Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Valens Share otherwise purchasable pursuant to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, divided by: (D) the Exchange Ratio, exercisable until the original expiry date of such Valens Option or Valens Legacy Option, as applicable. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Valens Option or Valens Legacy Option, as applicable, so exchanged, and will be governed by the terms of the Valens Incentive Award Plan or the Valens Legacy Option Plan, as applicable, as assumed by SNDL.

Effect of the Arrangement on Holders of Valens RSUs and Valens DSUs

Pursuant to the Arrangement Agreement, Valens will cause the terms of all Valens RSUs and Valens DSUs that are outstanding prior to the Effective Time to be amended in accordance with the terms and conditions of the Valens Incentive Award Plan and applicable Securities Laws such that: (i) the vesting of such Valens RSUs and Valens DSUs will be accelerated to the moment immediately preceding the Effective Time; and (ii) immediately thereafter (but with effect prior to the Effective Time), such Valens RSUs and Valens DSUs will be settled in Valens Shares pursuant to the Valens Incentive Award Plan. The Valens Shares received upon settlement of the Valens RSUs and Valens DSUs will be subject to the Plan of Arrangement.

Effect of the Arrangement on Holders of Valens Warrants

Pursuant to the Arrangement Agreement and in accordance with the terms of each of the Valens Warrants and the applicable Valens Warrant Indenture, following the Effective Time, each holder of a Valens Warrant will be entitled to receive (and such holder will accept) upon the exercise of such Valens Warrant, in lieu of Valens Shares to which such holder was entitled upon such exercise, and for the same aggregate consideration payable therefor, the number of SNDL Shares which the holder would have been entitled to receive pursuant to the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Valens Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Valens Warrants immediately prior to the Effective Time.

Each Valens Warrant will continue be governed by and be subject to the terms of the applicable Valens Warrant certificate and the applicable Valens Warrant Indenture (subject to any supplemental exercise documents issued by SNDL to holders of Valens Warrants to facilitate the exercise of the Valens Warrants) following the Effective Time.

Summary of Key Procedural Steps for the Arrangement to Become Effective

The Arrangement is proposed to be carried out pursuant to a court-approved statutory plan of arrangement in accordance with Section 192 of the CBCA. The following procedural steps must be taken in order for the Arrangement to become effective:

(a)	the Arrangement Resolution must be approved by the Valens Shareholders in the manner set forth in the Interim Order and applicable Laws, except where applicable Laws have been modified by the Interim Order and any other orders of the Court;

(b)	the Court must grant the Final Order approving the Arrangement; and

(c)	the Articles of Arrangement must be filed with the CBCA Director and a Certificate of Arrangement must be issued by the CBCA Director.

In addition, the Arrangement will only become effective if all other conditions precedent to the Arrangement set forth in the Arrangement Agreement, have been satisfied or waived by the appropriate party. For a description of other conditions precedent, see – “Summary of Material Agreements - The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Subject to the foregoing, pursuant to Section 192 of the CBCA, the Arrangement will become effective, and be binding on SNDL, Valens, all Valens Shareholders, including Dissenting Holders, Valens’ registrar and transfer agent, the Depositary and all other Persons at 12:01 a.m. (Toronto time) on the date the Certificate of Arrangement is issued by the CBCA Director, which is expected to occur in the first quarter of 2023. Upon issuance of the Final Order and the satisfaction or waiver of the conditions precedent to the Arrangement set forth in the Arrangement Agreement, Valens will file the Articles of Arrangement and such other documents as may be required to give effect to the Arrangement with the CBCA Director pursuant to Section 192 of the CBCA with the purpose and intent that none of the provisions of the Plan of Arrangement will become effective unless all of the provisions of the Plan of Arrangement become effective. Upon issuance of the Certificate of Arrangement by the CBCA Director, the transactions comprising the Arrangement will occur and will be deemed to have occurred in the order set out in the Plan of Arrangement without any further act or formality, except as expressly provided in the Plan of Arrangement. See “The Arrangement – The Plan of Arrangement” for additional details.

There is no assurance that the conditions set forth in the Arrangement Agreement will be satisfied or waived on a timely basis, or at all, or that the Court will grant the Final Order approving the Arrangement.

Background to the Arrangement

The Arrangement Agreement is the result of arm’s length negotiations among representatives of Valens and SNDL and their respective legal and financial advisors. The following is a summary of the material meetings, negotiations, discussions, events and actions involving the parties leading up to the announcement of the Arrangement.

As part of its continuing mandate to strengthen the business of Valens and enhance value for all Valens Shareholders, Valens management, in the ordinary course of business, regularly explore potential strategic and other opportunities, including, among other things, potential business combinations and/or other transactions. A number of such exploratory discussions occurred in mid-2021 through to the summer of 2022 with, among other parties, SNDL. At that time Valens engaged Cormark Securities as its financial advisor to assist with any potential business combination.

In late 2021, exploratory conversations between Valens and SNDL progressed to include various business opportunities, including Valens providing certain custom manufacturing services to SNDL and SNDL providing contract grow services to Valens. In addition, SNDL offered a debt financing solution to Valens on prevailing market terms and consistent with other lending arrangements SNDL was providing to other cannabis companies in both Canada and the United States. Ultimately, in December 2021, Valens decided on an alternative source of debt capital but conversations with SNDL on other business opportunities continued from the end of 2021 and into the second quarter of 2022. Over the same period of time, Valens also explored early expressions of interest with several other Canadian licensed producers of cannabis regarding potential business combinations. However, with the cannabis sector at the time experiencing considerable volatility and a rapid decline in both valuation and liquidity, the other conversations at that time did not evolve past exploratory stages.

Late in February and into early March 2022, conversations with SNDL expanded to include new business opportunities. Early success with these collaborations prompted more detailed discussions on the longer-term strategies of both companies. These discussions resulted in SNDL management, in consultation with their legal counsel and financial advisor, ATB Capital Markets Inc., providing Valens management with an unsolicited non-binding expression of interest on June 16, 2022 outlining terms for a proposed business combination between the parties.

In light of the delivery of the non-binding expression of interest, on June 17, 2022, the Valens Board established the Valens Special Committee comprised of Ashley McGrath (Chair), Karin A. McCaskill, Guy Beaudin and Drew Wolff, each of whom is an independent director of Valens and had advised Valens that he or she is not subject to any conflict of interest. The mandate of the Valens Special Committee included the authority to, among other things: (i) review, consider and evaluate the terms of any proposed transaction with SNDL as well as any other unsolicited transaction between Valens and other third parties; (ii) supervise the negotiations of, and review the terms and conditions of, any proposed change of control transaction; and (iii) to consider and advise the Valens Board as to whether, in the view of the Valens Special Committee, any proposed change of control transaction is in the best interests of Valens and to undertake a process it considers appropriate in order to provide such advice, including, if deemed appropriate, to hire or seek the advice from any independent financial and legal advisors.

On June 18, 2022 the Valens Special Committee met to consider the recent discussions between Valens management and SNDL management regarding terms of a potential business combination between the parties and the non-binding expression of interest received from SNDL. At that meeting, legal counsel to Valens provided advice to Valens Special Committee on their duties and responsibilities with respect to a potential change of control transaction of Valens. The Valens Special Committee was also briefed by Valens management, Cormark Securities and legal counsel on the proposed financial and legal terms of the SNDL proposal, as well as the implications of the potential business combination between Valens and SNDL on the terms set forth in the non-binding expression of interest received from SNDL. The Valens Special Committee also discussed with members of Valens management, Cormark Securities and legal counsel the possibility of foregoing a potential business combination with SNDL and commencing a process to explore a potential business combination or other transaction with other third parties. Discussions were also had about Valens’ short- and long-term cash requirements and other financing options in light of the current market conditions. At the conclusion of the meeting, Valens management, Cormark Securities and legal counsel were instructed to continue discussions with SNDL management and the legal and financial advisors to SNDL regarding the terms of a proposed business combination.

Between June 21 to June 25, 2022, Valens and SNDL reviewed and exchanged successive drafts of the non-binding expression of interest. The Valens Special Committee met on three occasions during that period to discuss the non-binding expression of interest proposed by SNDL. At each meeting, the Valens Special Committee received a briefing from Valens management, Cormark Securities and legal counsel on recent negotiations.

On June 28, 2022, the Valens Special Committee met again to discuss the most recent terms of the non-binding expression of interest and received a briefing from Valens management, Cormark Securities and legal counsel on the recent negotiations of the proposed terms of a potential business combination. Given the progression of discussions between SNDL and Valens, at that meeting, the Valens Special Committee approved Valens management signing the non-binding expression of interest in its then current form and the entering into of a confidentiality and non-disclosure agreement with SNDL to facilitate the conduct of mutual operational due diligence. The non-binding expression of interest, as amended, and the confidentiality and non-disclosure agreement were subsequently signed by Valens management.

Following the execution of the non-binding expression of interest and the confidentiality and non-disclosure agreement, and throughout early July 2022, the SNDL management and the SNDL financial advisors coordinated and undertook due diligence on Valens, including site visits to Valens’ facilities. In addition, each of SNDL management and Valens management, in consultation with their respective financial, accounting and legal advisors, commenced due diligence on the other party and the proposed business combination and certain presentations were made to SNDL management by Valens management.

On July 12, 2022, the Valens Special Committee met and received a briefing from Valens management, Cormark Securities and legal counsel on the progress of SNDL’s and its advisors’ diligence efforts, the various facility tours and the management meetings that had been held to that date. During the briefing, discussions were had regarding outstanding diligence items, the timeline to completion of diligence and proposed timeline to entering into a definitive arrangement agreement.

From July 12, 2022 through to the middle of August 2022, each of SNDL management and Valens management and their respective financial and legal advisors continued their due diligence of the business and affairs of the other party.

On July 28, 2022 and then again on August 1, 2022, the Valens Special Committee met and received briefings from Valens management, Cormark Securities and legal counsel on the progress of SNDL’s due diligence efforts.

On August 11, 2022 the Valens Special Committee met again and received a further briefing from Valens management, Cormark Securities and legal counsel on the progress of SNDL’s and its advisors’ due diligence efforts. At that meeting, the Valens Special Committee also received briefings on and discussed potential interim financing options for Valens to address future liquidity needs prior to, or instead of, completing a proposed business combination with SNDL and the possibility of SNDL both acquiring Valens’ secured non-revolving term loan in the principal amount of $40 million (the “Term Loan”) in connection with the proposed business combination and providing additional capital to meet any potential liquidity needs for Valens. Since the initiation of discussions between Valens management and SNDL management in 2021, access to capital within the global cannabis industry had substantially worsened and the prospect of SNDL concurrently acquiring the Term Loan from 2361380 Ontario Limited, as secured lender (the “Secured Lender”), provided Valens management with access to non-dilutive capital and efficient support for Valens’ liquidity if the available funds under the Term Loan were to be increased.

Also on August 11, 2022, legal counsel to SNDL circulated initial drafts of the Arrangement Agreement and the form of Voting Support Agreement. Between August 11, 2022 and August 15, 2022, Valens management, Cormark Securities and legal counsel reviewed the draft documents and delivered revised versions of the definitive documents to SNDL’s legal counsel on August 15, 2022.

On August 15, 2022, the Valens Special Committee met and received a briefing from Valens management, Cormark Securities and legal counsel on the status of the parties’ and their advisors’ due diligence efforts and the draft terms of the Arrangement Agreement and the form of Voting Support Agreement as provided back to SNDL’s legal counsel earlier that day. The Valens Special Committee was also briefed on the alternative financing options explored by Valens management and Cormark Securities as well as the possibility of SNDL purchasing the Term Loan from the Secured Lender and increasing the amount available under the Term Loan. The purpose of the Term Loan increase would be to provide Valens with incremental working capital and to provide funds to make the necessary payment to the Secured Lender that would become due upon early repayment. Following the discussions, the Special Committee instructed Cormark Securities and legal counsel to continue the negotiations on the draft Arrangement Agreement and other transaction documents, as well as to continue discussions with SNDL on the prospect of SNDL purchasing the Term Loan and increasing the principal amount available under the Term Loan.

Between August 15, 2022 and August 19, 2022, Valens and SNDL reviewed and exchanged successive drafts of the Arrangement Agreement and related documents and negotiated the terms and conditions of the Arrangement Agreement and related documents. During this period, SNDL and Valens continued their respective due diligence investigations.

On August 18, 2022, the Valens Special Committee met again to discuss the status of the negotiations regarding the terms of the Arrangement Agreement, as well as the advancement of negotiations regarding SNDL potentially acquiring the Term Loan from the Secured Lender.

On August 19, 2022, legal counsel to the Secured Lender circulated a draft of the assignment and assumption agreement relating to the proposed assignment of the Term Loan from the Secured Lender to SNDL (the “Assignment and Assumption Agreement”). Valens management and legal counsel forwarded the draft of the Assignment and Assumption Agreement to SNDL management and their legal counsel for review. Later in the day on August 19 2022, legal counsel to SNDL circulated a draft of the A&R Credit Agreement.

Over the next few days, the parties negotiated the terms of the Assignment and Assumption Agreement and the A&R Credit Agreement, including an increase of the principal amount available under the A&R Credit Agreement to $60 million. Concurrent with these negotiations, Valens and SNDL negotiated the final terms of the Arrangement Agreement, Plan of Arrangement and the form of the Voting Support Agreement.

On August 21, 2022, the Valens Special Committee met to receive a presentation from Valens management, Cormark Securities and legal counsel regarding, among other things, the terms of the Arrangement, the Arrangement Agreement, the Voting Support Agreements, the Assignment and Assumption Agreement and the A&R Credit Agreement. In addition, Cormark Securities presented to the Valens Special Committee its financial analysis of the Arrangement and orally delivered its opinion which concluded that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications described to the Valens Special Committee, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. The Valens Special Committee then met without Valens management present and engaged in discussions and deliberation, including consultation with its legal and financial advisors, and considered both the benefits and risks of the potential Arrangement, the Assignment and Assumption Agreement and the A&R Credit Agreement with SNDL. The members of the Valens Special Committee satisfied themselves that the benefits of the potential Arrangement, including non-dilutive capital made available under the Assignment and Assumption Agreement and the A&R Credit Agreement in the midst of a difficult economic environment, outweighed the risks and unanimously determined that the Arrangement is in the best interests of Valens and is fair, from a financial point of view, to Valens Shareholders. The members of the Valens Special Committee unanimously recommended that the Valens Board approve the Arrangement, the Arrangement Agreement, the Assignment and Assumption Agreement, the A&R Credit Agreement and the transactions respectively contemplated by them (as applicable) and recommended that the Valens Shareholders vote their Valens Shares in favour of the Arrangement Resolution.

Immediately following the meeting of the Valens Special Committee, the full Valens Board met to receive a presentation from Valens management, Cormark Securities and legal counsel regarding the terms of the Arrangement, the Arrangement Agreement, the Voting Support Agreements, the Assignment and Assumption Agreement and the A&R Credit Agreement, with Mr. Andrew Cockwell (a director who, as previously disclosed, is also a relative of the principal of the Secured Lender) and Mr. Tyler Robson (a director entitled to additional consideration under the Arrangement) declaring their interests and describing the nature and extent thereof and abstaining from voting. The Valens Board engaged in discussions and deliberation, including consultation with its legal counsel, and considered both the benefits and risks of the potential Arrangement. The directors satisfied themselves that the benefits of the potential business combination, including the A&R Credit Agreement, outweighed the risks, and the directors voting on the matters discussed at the meeting unanimously determined that the Arrangement is in the best interests of Valens and is fair to Valens Shareholders, unanimously approved the Arrangement, the Arrangement Agreement, the Assignment and Assumption Agreement, the A&R Credit Agreement and the transactions respectively contemplated by them (as applicable), and resolved to recommend that the Valens Shareholders vote their Valens Shares in favour of the Arrangement Resolution.

The terms of the Arrangement Agreement, form of Voting Support Agreement, Assignment and Assumption Agreement and the A&R Credit Agreement and certain other ancillary transaction documents were finalized later in the day on August 21, 2022. The Arrangement Agreement, the Voting Support Agreements, the Assignment and Assumption Agreement and the A&R Credit Agreement were executed in the morning of August 22, 2022 and publicly announced in a joint news release by SNDL and Valens prior to the opening of trading on the TSX and Nasdaq on that day. All transactions contemplated by the Assignment and Assumption Agreement and A&R Credit Agreement were effective as of August 22, 2022.

Fairness Opinion

Valens entered into an engagement letter dated July 1, 2021, as amended on June 20, 2022, with Cormark Securities, independent financial advisor to the Valens Special Committee, pursuant to which, among other things, Cormark Securities agreed to prepare and deliver an opinion, addressed to the Valens Special Committee, as to the fairness of the Consideration to be paid to Valens Shareholders pursuant to the Arrangement, from a financial point of view, to Valens Shareholders.

At the meeting of the Valens Special Committee held on August 21, 2022, the Valens Special Committee received an oral fairness opinion from Cormark Securities, subsequently confirmed in writing, to the effect that as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications that Cormark Securities considered relevant, which were described to the Valens Board and the Valens Special Committee, as applicable, the Consideration to be paid to Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the credentials and independence of Cormark Securities, the assumptions made, information reviewed, matters considered, and the limitations and qualifications on the review undertaken by Cormark Securities in connection with the Fairness Opinion, is attached to this Circular as Appendix “E”. The Fairness Opinion is not intended to be, and does not constitute, a recommendation to any Valens Shareholder as to how to vote or act at the Meeting. The Fairness Opinion is among a number of factors taken into consideration by the Valens Special Committee in considering the Arrangement and recommending that the Valens Board approve the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion. Valens Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic and general business conditions prevailing as of the date of the Fairness Opinion and the conditions and prospects, financial and otherwise, of Valens, and its affiliates, as they were reflected in the information and documents reviewed and relied upon by Cormark Securities and as they were represented to Cormark Securities in its discussions with the management, officers and the directors of Valens. Subsequent developments may affect the Fairness Opinion.

In support of the Fairness Opinion, Cormark Securities performed certain value analyses on Valens and SNDL based on the methodologies and assumptions that Cormark Securities considered appropriate in the circumstances for the purposes of providing its Fairness Opinion.

Cormark Securities has disclaimed any undertaking or obligation to amend, update or reaffirm the Fairness Opinion or to advise any Person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Cormark Securities after the date of the Fairness Opinion.

In the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date of the opinion, Cormark Securities has reserved the right to change, modify or withdraw the Fairness Opinion.

Cormark Securities acted as financial advisor to the Valens Special Committee in connection with the Arrangement. Under the engagement letter with Cormark Securities, Valens has agreed to pay Cormark Securities (i) a fixed fee for the delivery of the Fairness Opinion, no portion of which is conditional upon the opinion being favourable or contingent upon completion of the Arrangement, (ii) a fee contingent upon the successful completion of the Arrangement or another change of control transaction involving Valens, and (iii) a monthly work fee, payable for the months during the engagement that Cormark actively provided services to the Valens Special Committee. The Valens Special Committee and the Valens Board took the foregoing fee structures into account when considering the Fairness Opinion.

Cormark Securities has not been engaged to provide any financial advisory services nor has it participated in any financings involving Valens, SNDL or any of their respective associates or affiliates within the past two years, other than (i) acting as financial advisor to Alcanna Inc. in connection with its sale to SNDL announced on October 7, 2021; (ii) providing a fairness opinion to the Board of Directors of YSS Corp. with respect to the sale by Alcanna Inc. of its retail cannabis assets to YSS Corp., creating a new entity, Nova Cannabis Inc., announced January 18, 2021; (iii) acting as a co-lead underwriter in connection with a $40 million financing announced on January 18, 2021, and completed concurrently with the aforementioned Nova Cannabis Inc. transaction.

Cormark Securities may, from time to time and in the ordinary course of business, provide financial advisory, investment banking, or other financial services to one or more of Valens, SNDL or any of their respective associates or affiliates. Cormark Securities also acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of Valens or SNDL and, from time to time, may have executed or may execute transactions for such companies and clients from whom it received or may receive compensation. Cormark Securities, as an investment dealer, conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Valens or SNDL.

Valens has also agreed to indemnify Cormark Securities and certain related Persons against certain liabilities in connection with its engagement and to reimburse Cormark Securities for its reasonable fees and expenses incurred in connection with services rendered under the engagement letter.

Recommendation of the Valens Special Committee

After careful consideration of the terms of the Arrangement, including consultation with its legal and financial advisors and receipt of the Fairness Opinion, the Valens Special Committee:

•	unanimously determined that the Arrangement is in the best interests of Valens and is fair to the Valens Shareholders; and

•	unanimously recommended that the Valens Board approve the Arrangement and recommend that Valens Shareholders VOTE FOR the Arrangement Resolution.

Recommendation of the Valens Board

After careful consideration of the terms of the Arrangement, including consideration of briefings from senior management, consultation with its legal and financial advisors, the unanimous recommendation of the Valens Special Committee, the receipt of the Fairness Opinion and the other factors set out below under the heading “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”, the Valens Board (other than Mr. Robson and Mr. Cockwell, who abstained from voting on the Arrangement for the reasons set out herein):

•	unanimously determined that the Arrangement is in the best interests of Valens and is fair to the Valens Shareholders;

•	unanimously approved the Arrangement and the entering into of the Arrangement Agreement; and

•	unanimously recommends that Valens Shareholders VOTE FOR the Arrangement Resolution.

Mr. Robson is a director and the CEO of Valens and abstained from voting on the approval of the Arrangement because he is entitled to additional consideration in event of a change of control of Valens. Mr. Cockwell is a director of Valens and abstained from voting on the approval of the Arrangement because he is a relative of the principal of Valens’ Secured Lender. See, “The Arrangement – Background to the Arrangement”

Reasons for the Recommendation of the Valens Board

In the course of its evaluation of the Arrangement, the Valens Board considered a number of factors, including those listed below, with the benefit of input from the Valens Special Committee and advice from its financial advisors and legal counsel.

The following is a summary of the principal reasons for the unanimous recommendation of the Valens Board (with two directors abstaining from voting for the reasons set out herein) that Valens Shareholders VOTE FOR the Arrangement Resolution:

•	Continued Growth. The Arrangement will provide Valens Shareholders with approximately 9.5% ownership of a large and rapidly growing diversified business upon completion of the Arrangement, which includes significant retail, production, branding and investment businesses. Valens business will be able to pursue future growth with access to the pro forma combined company’s substantial unrestricted cash position of approximately $314 million as of August 19, 2022 (compared to Valens’ current net debt position of $28 million). In addition, the pro forma combined company will have the potential for significant growth through cross-penetration of Valens-branded products into Canada’s cannabis retail stores, including through ColdHaus’ robust distribution sales network. Collectively, the Arrangement will allow the pro forma company to better navigate current industry and macroeconomic headwinds and sustainable competitive advantage for long-term growth.

•	Combined Revenues and Market Share. The Arrangement will create a combined entity that is expected to be a top licenced producer with top 10 market share in both overall cannabis and cannabis 2.0.[4] In addition, the pro forma combined company is expected to be the highest revenue generating cannabis company in Canada (based on annualized revenue in the last fiscal quarter) currently trading well under its tangible book value.

•	Synergies and Cost Savings. The combination of SNDL with Valens is expected to deliver more than $10 million of annual cost synergies. Together with incremental revenues from greater distribution of Valens cannabis products, it is estimated that the completion of the Arrangement will deliver upwards of $15 million of additional EBITDA on an annual run-rate basis through synergies and other strategic initiatives.

•	Prospects as an Independent Entity. The Valens Board assessed current industry, economic and market conditions and trends, and expectations of the future prospects in the cannabis industry, as well as information concerning the business, operations, assets, financial performance and condition, operating results and prospects of Valens, including the strategic direction of Valens as an independent entity and its future financial and liquidity requirements (particularly in light of a desire to avoid dilutive financings). The Valens Board also took into consideration the views expressed to it by the Valens Special Committee with respect to the strategic direction of Valens as an independent entity versus the opportunity to complete the Arrangement with SNDL.

•	Significantly Enhanced Market Liquidity. The SNDL Shares have a high daily average trading volume. During the 30 days ended August 19, 2022, the average daily trading value of the SNDL Shares was approximately US$103.8 million on Nasdaq versus approximately C$5.2 million and US$0.3 million for Valens on the TSX and Nasdaq, respectively.

•	Implied Premium. The Exchange Ratio represents a 10% premium on a trailing 30-day VWAP, and a 21% premium on a trailing 60-day VWAP of the Valens Shares on the TSX up to August 19, 2022, the last trading day prior to the announcement of the transaction. In addition, the Exchange Ratio represents a 48% premium on a trailing 10-day VWAP of the Valens Shares on the TSX up to June 27, 2022, the last trading day prior to the entering into of a non-binding expression of interest with SNDL for the Arrangement.

•	Support of Directors and Executive Officers. All of the directors and executive officers of Valens who own Valens Shares have entered into voting and support agreements with Valens pursuant to which they have agreed, among other things, to support the Arrangement and to vote their Valens Shares in favour of the Arrangement.

•	Fairness Opinion. The Valens Special Committee has received a fairness opinion from Cormark Securities to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations and qualifications set out therein, the consideration to be received by Valens Shareholders pursuant to the Arrangement is fair, from a financial point of view, to Valens Shareholders. See “The Arrangement – Fairness Opinion”.

4 Hifyre, based on the month ending July 31, 2022 in AB, BC, ON, SK. Cannabis 2.0 products include: edibles, concentrates, vapes, beverages and topicals.

•	Tax-Deferred Transaction. The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement will generally occur on a tax-deferred basis for Canadian federal income tax purposes and is intended to qualify as a tax-deferred “reorganization” for United States federal income tax purposes. For a summary of certain Canadian federal income tax consequences of the Arrangement for Valens Shareholders who are subject to Canadian taxation, see the discussion under “Certain Canadian Federal Income Tax Considerations”. For a summary of certain United States federal income tax consequences of the Arrangement for certain Valens Shareholders who are subject to United States taxation (including certain United States federal income tax consequences if the exchange of Valens Shares for SNDL Shares pursuant to the Arrangement were to fail to qualify as a tax-deferred “reorganization” for United States federal income tax purposes), see the discussion under “Certain United States Federal Income Tax Considerations”. Such summaries are not intended to be legal or tax advice. Valens Shareholders should consult their own tax advisors as to the tax consequences of the Arrangement to them with respect to their particular circumstances. The Valens Board also considered the risks relating to the Arrangement, including those matters described under the heading “Risk Factors”. The Valens Board believes that, overall, the anticipated benefits of the Arrangement to Valens outweigh these risks.

In making its determinations and recommendations, the Valens Board also observed that a number of procedural safeguards were in place and are present to permit the Valens Board to represent the interests of Valens, the Valens Shareholders and Valens’ other stakeholders. These procedural safeguards include, among others:

•	Arm’s Length Negotiation Process. The Arrangement is the result of a comprehensive arm’s length negotiation process with SNDL that was undertaken by the Valens Special Committee, which was comprised of members of the Valens Board who are independent of Valens management, with the assistance of Valens management as well as independent financial and legal advisors.

•	Ability to Respond to Superior Proposals. Notwithstanding the limitations contained in the Arrangement Agreement on Valens ability to solicit interest from third parties, the Arrangement Agreement allows Valens to engage in discussions or negotiations regarding any unsolicited Acquisition Proposal received prior to the approval of the Arrangement Resolution by Valens Shareholders and after the Valens Board first determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal. Subject to SNDL’s right to match, Valens is also permitted to change its recommendation, terminate the Arrangement Agreement and enter into an agreement with respect to a Superior Proposal in compliance with the Arrangement Agreement if, among other things, Valens pays the Termination Fee to SNDL. See “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation”.

•	Reasonable Termination Payment. The Valens Board believes that the $8,000,000 termination fee, which is payable by Valens in certain circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments” is reasonable. In the view of the Valens Board, the termination fee would not preclude a third party from potentially making a Superior Proposal.

•	Shareholder Approvals. In order to proceed, the Arrangement Resolution must be approved by: (i) not less than two-thirds (66 2/3%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting; and (ii) a simple majority (greater than 50%) of the votes cast by Valens Shareholders, present in person or represented by proxy at the Meeting, after excluding the votes of Valens Shareholders which are required to be excluded in accordance with MI 61-101. See “The Arrangement – Approvals Required for the Arrangement – Valens Shareholder Approval”.

•	Court Approval. The Arrangement must be approved by the Court, which will consider, among other things, the substantive and procedural fairness and the rights and interests of every Person affected.

•	Dissent Rights. Dissent Rights are available to registered Valens Shareholders with respect to the Arrangement. See “The Arrangement – Dissent Rights for Valens Shareholders”.

The Valens Board also considered a number of potential risks and other factors resulting from the Arrangement and the Arrangement Agreement, including those matters described under the heading “Risk Factors”, as well as the following:

•	Risks of Non-Completion. The risks to Valens if the Arrangement is not completed, including the costs to Valens in pursuing the Arrangement, the diversion of management’s attention away from conducting Valens business in the Ordinary Course and the potential impact on Valens’ current business relationships (including with future and prospective employees, suppliers and partners).

•	Limitations on Solicitation of Alternative Transactions. The limitations contained in the Arrangement Agreement on Valens ability to solicit additional interest from third parties, given the nature of the deal protections and “fiduciary out” in the Arrangement Agreement, as well as the fact that if the Arrangement Agreement is terminated under certain circumstances, Valens will be required to pay a $8,000,000 termination fee to SNDL.

•	Failure to Realize Synergies or Growth Potential. The risk of not realizing all of the anticipated synergies between Valens and SNDL or the growth potential of SNDL, and the risk that other expected benefits of the Arrangement are not realized.

•	Fluctuations in Value of SNDL Share Consideration. The risk that the number of SNDL Shares to be issued as consideration are based on a fixed exchange ratio and will not be adjusted based on fluctuations in the market value of Valens Shares prior to Closing of the Arrangement.

•	Risks of Dilution. SNDL may issue more SNDL Shares, which could cause the market price of each SNDL Share to decrease, which would affect the pro forma ownership of Valens Shareholders in the consolidated entity.

•	Diversion of Valens Management Attention. The potential risk of diverting management’s attention and resources from the operation of Valens’ business, including other strategic opportunities and operational matters, while working toward the completion of the Arrangement.

•	Impact on Valens’ Existing Relationships. The potential negative effect of the pendency of the Arrangement on Valens’ business, including its relationships with employees, suppliers, customers and communities in which it operates.

•	Limitations on Operation of Business during Interim Period. The restrictions on the conduct of Valens’ business prior to the completion of the Arrangement, which could delay or prevent Valens from undertaking business opportunities that may arise pending completion of the Arrangement.

•	Retention of Key Personnel. The potential adverse impact that business uncertainty pending the completion of the Arrangement could have on Valens’ ability to attract, retain and motivate key personnel until the completion of the Arrangement.

•	Inability to Negotiate an Alternative Transaction. The fact that if the Arrangement Agreement is terminated and Valens decides to seek another transaction or business combination, it may be unable to find a party willing to pay greater or equivalent value compared to the consideration payable to Valens Shareholders under the Arrangement.

•	Risks related to Regulatory Approvals. The risk that the Court and regulatory agencies may not approve the Arrangement or may impose terms and conditions on their approvals that may adversely affect the business and financial results of the combined entity.

•	Transaction Costs. The fact that Valens has incurred and will continue to incur significant transaction costs and expenses in connection with the Arrangement, regardless of whether the Arrangement is completed.

In arriving at its recommendation and determination, the Valens Board also considered the information, data, and conclusions contained in the Fairness Opinion.

The foregoing summary of the information and factors considered by the Valens Board is not intended to be exhaustive, but includes the material information and factors considered by the Valens Board in its consideration of the Arrangement. In view of the variety of factors and the amount of information considered in connection with the Valens Board’s evaluation of the Arrangement, the Valens Board did not find it practicable to and did not quantify or otherwise attempt to assign any relative weight to each of the specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the Valens Board may have assigned different weights to different factors in reaching their own conclusion as to the fairness of the Arrangement.

The Plan of Arrangement

Pursuant to the terms of the Plan of Arrangement, commencing at the Effective Time, the following transactions will occur and will be deemed to occur without any further authorization, act or formality in the following order:

(a)	at the Effective Time, all Valens Shares held by Dissenting Holders will be deemed to have been transferred (free and clear of all Liens) to Valens and cancelled in consideration for a debt claim against Valens (to be settled by Valens with its own available funds on hand and not funds directly or indirectly provided by SNDL or any affiliate of SNDL) for the amount determined under the Plan of Arrangement:

(i)	such Dissenting Holders will cease to be the holders of such Valens Shares and to have any rights as Valens Shareholders other than the right to be paid the fair value for such Valens Shares as set out in the Plan of Arrangement; and

(ii)	the name of each such Dissenting Holder will be removed as a Valens Shareholder, as applicable, from the registers of Valens Shareholders, as applicable, maintained by or on behalf of Company in respect of such Valens Shares and such Valens Shares will be cancelled and cease to be outstanding;

(b)	each Valens Share held by a Valens Shareholder (other than (i) a Dissenting Holder; or (ii) SNDL or any of its Subsidiaries) will, without any further action by or on behalf of a Valens Shareholder, be transferred (free and clear of all Liens) to SNDL in consideration for the Consideration; and

(c)	notwithstanding the terms of the Valens Incentive Award Plan or the Legacy Option Plan and subject to the Plan of Arrangement, each Valens Option and Legacy Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent and will be exchanged for an option (a “Replacement Option”) to purchase from SNDL the number of SNDL Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Valens Shares subject to such Valens Option or Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per SNDL Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Valens Share otherwise purchasable pursuant to such Valens Option or Legacy Option, as applicable, immediately prior to the Effective Time, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Valens Option or Legacy Option, as applicable. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Valens Option or Legacy Option, as applicable, so exchanged, and will be governed by the terms of the Valens Incentive Award Plan or the Legacy Option Plan, as applicable, as assumed by SNDL, and any document evidencing a Valens Option or Legacy Option, as applicable, will thereafter evidence and be deemed to evidence such Replacement Option.

With respect to the Valens Shareholders (other than (i) Dissenting Holders or (ii) SNDL or any of its Subsidiaries) immediately before the Effective Time, upon and at the time of the transfer of Valens Shares effected pursuant to the Plan of Arrangement:

(a)	each such Valens Shareholder shall cease to be a Valens Shareholder and to have any rights other than the right to receive the Consideration issuable to such Valens Shareholder under the Plan of Arrangement, and the name of each such Valens Shareholder shall be removed from the register of Valens Shareholders maintained by or on behalf of Valens;

(b)	SNDL shall become the transferee (free and clear of all Liens) of the Valens Shares transferred to SNDL by each such Valens Shareholder and shall be added to the register of Valens Shareholders maintained by or on behalf of Valens; and

(c)	SNDL shall cause to be issued, paid and delivered the aggregate Consideration issuable, payable and deliverable to each such Valens Shareholder, and the name of each such Valens Shareholder shall be added to the register of holders of SNDL Shares maintained by or on behalf of SNDL, as the case may be.

Arrangement Consideration

All SNDL Shares issued as consideration to Valens Shareholders pursuant to the Plan of Arrangement will be fully paid and non-assessable and, upon issuance, Valens Shareholders will be deemed to have received the full consideration for their Valens Shares.

Procedure for Exchange of Valens Shares

Registered Shareholder

Enclosed with this Circular is the Letter of Transmittal which, when properly completed and duly executed and returned to the Depositary together with a share certificate or share certificates representing Valens Shares and all other required documents, will enable each registered Valens Shareholder to obtain the SNDL Shares to which such Valens Shareholder is entitled as consideration under the Arrangement.

The Letter of Transmittal sets out the details to be followed by each registered Valens Shareholder for delivering the share certificate(s), if any, held by such registered Valens Shareholder to the Depositary. In order to receive DRS Advices representing SNDL Shares which the registered Valens Shareholder is entitled to receive on completion of the Arrangement, registered Valens Shareholders must deposit with the Depositary (at the address specified on the last page of the Letter of Transmittal) the applicable validly completed and duly signed Letter of Transmittal together with the share certificate(s) representing the registered Valens Shareholder’s Valens Shares, if any, and such other documents and instruments as the Depositary may reasonably require.

Provided that a registered Valens Shareholder has returned a properly completed and executed Letter of Transmittal and has presented and surrendered the share certificate(s) representing such Registered Valens Shareholder’s Valens Shares, if any, to the Depositary, together with such other documents and instruments as the Depositary may reasonably require as set forth in the Letter of Transmittal, the Depositary will cause the Consideration Shares, less any applicable tax withholdings for each Valens Share exchanged pursuant to the Arrangement, in the form of DRS Advices representing SNDL Shares to be sent to such registered Valens Shareholder as soon as practicable following the Effective Date. The SNDL Shares issued as consideration under the Arrangement will be either: (a) issued and mailed in accordance with the instructions provided by the registered Valens Shareholder in its Letter of Transmittal; (b) held for pick-up at the offices of the Depositary if directed by the registered Valens Shareholder in its Letter of Transmittal; or (c) if no instructions are provided by the registered Valens Shareholder in the Letter of Transmittal, issued in the name of the registered Valens Shareholder and mailed to the address of the registered Valens Shareholder as it appears in the register of shareholders of Valens.

A registered Valens Shareholder who does not deposit a properly completed and executed Letter of Transmittal with the Depositary or who does not surrender the share certificate(s) representing such registered Valens Shareholder’s Valens Shares, if any, in accordance with the Letter of Transmittal or does not otherwise comply with the requirements of the Letter of Transmittal and the instructions therein will not be entitled to receive SNDL Shares issued as consideration under the Arrangement until the registered Valens Shareholder deposits with the Depositary a properly completed and executed Letter of Transmittal and the share certificate(s) representing the registered Valens Shareholder’s Valens Shares, if any.

If the Arrangement is not completed, the Letter of Transmittal will be of no effect and the Depositary will return all deposited share certificate(s), if any, to the registered Valens Shareholder as soon as possible. The Letter of Transmittal is also available on Valens’ website at www.thevalenscompany.com or on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Additional copies of the Letters of Transmittal will also be available by contacting our strategic shareholder advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-877-452-7184 (+1 416-304-0211 for calls outside North America) or by email at assistance@laurelhill.com.

It is recommended that registered Valens Shareholders complete, sign and return the Letter of Transmittal with the accompanying share certificate(s) representing their Valens Shares to the Depositary as soon as possible.

Non-Registered Shareholders

Non-registered (beneficial) Valens Shareholders whose Valens Shares are registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary must contact their nominee to deposit their Valens Shares.

Fractional Shares

No fractional SNDL Shares are issuable pursuant to the Plan of Arrangement. Where the aggregate number of Consideration Shares to be issued to a Valens Shareholder would otherwise result in a fraction of a Consideration Share being issuable, the number of Consideration Shares to be received by such Valens Shareholder will be rounded down to the next lesser whole number of Consideration Shares (without any payment or compensation in lieu of such fractional Consideration Share). In calculating such fractional interests, all Valens Shares registered in the name of a Valens Shareholder or its nominee will be aggregated.

Lost Certificates

In the event any certificate, letter or other instrument which immediately prior to the Effective Time represented one or more outstanding Valens Shares that were transferred pursuant to the Plan of Arrangement has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate, letter or other instrument to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, letter or other instrument, the Consideration which such holder is entitled to receive pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, net of amounts required to be withheld pursuant to the Plan of Arrangement, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, letter or other instrument, the Person to whom the payment is made will, as a condition precedent to the delivery thereof, give a bond satisfactory to each of Valens, SNDL and the Depositary (each acting reasonably) in such sum as SNDL may direct (acting reasonably) or otherwise indemnify SNDL, Valens and the Depositary in a manner satisfactory to SNDL, Valens and the Depositary (each acting reasonably) against any claim that may be made against SNDL, Valens or the Depositary with respect to the certificate, letter or other instrument alleged to have been lost, stolen or destroyed.

Extinction of Rights After Six Years

Subject to any applicable Laws relating to unclaimed personal property, any such certificate, letter or other instrument, as applicable, formerly representing outstanding Valens Shares that is not duly surrendered on or before the sixth (6th) anniversary of the Effective Date will cease to represent a claim by or interest of any former Valens Shareholder of any kind or nature against or in SNDL or Valens. Any payment made by way of cheque by the Depositary or by Valens pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or Valens or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time will cease to represent a right or claim of any kind or nature and the right of any Valens Shareholder to receive the Consideration for any Valens Shares pursuant to the Arrangement will terminate and be deemed to be surrendered and forfeited to SNDL or Valens, as applicable, for no consideration.

Withholding Rights

Valens, SNDL, the Depositary and any other Person will be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to a Valens Shareholder, including a Dissenting Holder, a Valens Optionholder or a Valens Warrantholder (each an “Affected Securityholder”), under the Plan of Arrangement or the Arrangement Agreement such amounts as Valens, SNDL, the Depositary or such other Person is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to the Plan of Arrangement and will be treated for all purposes as having been paid to the Affected Securityholder, as applicable, in respect of which such deduction, withholding and remittance was made. Each of SNDL, Valens, the Depositary and any other Person that makes a payment or delivery to any Affected Securityholder hereunder will be authorized to sell or otherwise dispose of such portion of the SNDL Shares otherwise deliverable to such Affected Securityholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party will notify the applicable Affected Securityholder and remit any unapplied balance of the net proceeds of such sale to such Affected Securityholder.

Amendments to the Arrangement

Valens and SNDL reserve the right to amend, modify and/or supplement the Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by Valens and SNDL, each acting reasonably, (iii) be filed with the Court and, if made following the Meeting, approved by the Court, and (iv) be communicated to Valens Shareholders if and as required by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be proposed by Valens or SNDL at any time prior to the Meeting (provided that Valens or SNDL, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of the Plan of Arrangement for all purposes.

Any amendment, modification or supplement to the Plan of Arrangement that is approved or directed by the Court following the Meeting shall be effective only if (i) it is consented to in writing by each of Valens and SNDL (in each case, acting reasonably), and (ii) if such consent is required by the Court, it is consented to by some or all of the Valens Shareholders voting in the manner directed by the Court. Any amendment, modification or supplement to the Plan of Arrangement may be made following the Effective Date unilaterally by SNDL, provided that it concerns a matter which, in the reasonable opinion of SNDL, is of an administrative nature required to better give effect to the implementation of the Plan of Arrangement and is not adverse to the financial or economic interests of any former Valens Shareholders, Valens Optionholder or Valens Warrantholder.

Stock Exchange Listings for Consideration Shares

SNDL Shares are currently listed on Nasdaq under the symbol “SNDL” and trade in United States dollars. It is a mutual condition of Closing that the requisite notice for listing the Consideration Shares on Nasdaq be delivered to Nasdaq and that such SNDL Shares not be subject to any resale restrictions under applicable Canadian Securities Laws.

Approvals Required for the Arrangement

Valens Shareholder Approval

In order to become effective, the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, and the approval of a simple majority of the votes cast by Valens Shareholders present at the Meeting or represented by proxy, excluding any votes cast by those Valens Shareholders whose votes are required to be excluded in accordance with MI 61-101. See “The Meeting – Business of the Meeting”.

As disclosed in this Circular, there are certain agreements, commitments or understandings existing between Valens and certain of its directors and executive officers or as contemplated in the Arrangement Agreement pursuant to which such individuals may receive certain payments or other benefits upon completion of the Arrangement, including by way of offers for continued employment with SNDL and compensation for loss of office, as applicable. See “Interest of Certain Persons in Matters to be Acted Upon”.

Majority of Disinterested Valens Shareholder Approval under MI 61-101

Valens is a reporting issuer in each province and territory of Canada and as such is subject to MI 61-101. MI 61-101 is intended to regulate insider bids, issuer bids, business combinations and related party transactions (as each such term is defined in MI 61-101) to ensure equality of treatment among securityholders, generally by requiring enhanced disclosure, minority securityholder approval, and, in certain instances, independent valuations and approval and oversight of certain transactions by a special committee of independent directors.

The Arrangement constitutes a “business combination” for Valens under MI 61-101 as (i) it is a transaction as a consequence of which the interest of a holder of Valens Shares may be terminated without the consent of such holder of Valens Shares; and (ii) pursuant to the Arrangement, Persons who constitute “related parties” (as defined in MI 61-101) of Valens will receive a “collateral benefit” (as defined in MI 61-101) in connection with the Arrangement. A “collateral benefit”, as defined in MI 61-101, includes any benefit that a “related party” of the issuer (which includes the directors and executive officers of the issuer) is entitled to receive, directly or indirectly, as a consequence of the transaction, including an increase in salary, a lump-sum payment, a payment for surrendering securities, or other enhancement in benefits related to past or future services as an employee, director or consultant of the issuer.

The benefits to be received by certain related parties of Valens do not fall into any category of benefits that is carved out of the definition of “collateral benefit” under MI 61-101 and no exemption from the requirement to obtain “minority approval” in accordance with MI 61-101 is available to Valens.

Accordingly, under MI 61-101, in addition to the approval of the Arrangement Resolution by at least 66 2/3% of the votes cast by Valens Shareholders at the Meeting, the Arrangement Resolution must also be approved by the affirmative vote of a simple majority of the votes cast by holders of every class of “affected securities” (as defined in MI 61-101) of the applicable issuer (subject to certain excluded Persons who hold such affected securities). The Valens Shares are “affected securities” for the purposes of the Arrangement. In turn, the Arrangement Resolution must be approved by the affirmative vote of a simple majority of the votes cast by the Valens Shareholders, other than Valens Shares held by each “interested party” (as defined in MI 61-101), any “related party” of an “interested party”, unless the related party meets that description solely in its capacity as a director or executive officer of one or more Persons that are neither “interested parties” nor “issuer insiders” (in each case within the meaning of MI 61-101), and any “joint actor” (as defined in MI 61-101) with any of the foregoing Persons.

Mr. Tyler Robson, the Chief Executive Officer and a director of Valens, beneficially owns (as defined in MI 61-101) more than 1% of the outstanding securities of Valens. The benefits Mr. Robson will receive if the Arrangement is completed, do not fall within an exception to the “collateral benefit” rules for purposes of MI 61-101. See “Interest of Certain Persons in Matters to be Acted Upon”. Mr. Robson beneficially owns 2,020,633 Valens Shares, 1,067,165 Valens Options, and 254,622 Valens RSUs. Accordingly, the votes attached to the Valens Shares held by Mr. Robson (being an aggregate of 2,020,633 Valens Shares representing 2.5% of the issued and outstanding Valens Shares as of the Record Date) are required to be excluded for the purposes of approval in accordance with MI 61-101. See “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens Options and Valens Legacy Options” and “The Arrangement – Description of the Arrangement – Effect of the Arrangement on Holders of Valens RSUs and Valens DSUs”.

Formal Valuation under MI 61-101

Valens is not required to obtain a formal valuation under MI 61-101 as no interested party of Valens is, as a consequence of the Arrangement, directly or indirectly acquiring Valens or its business or combining with Valens and neither the Arrangement nor the transactions contemplated thereunder is a “related party transaction” involving any “interested party” (each as defined in MI 61-101) for which Valens would be required to obtain a formal valuation.

Prior Valuations and Prior Offers under MI 61-101

To the knowledge of the directors and executive officers of Valens, after reasonable enquiry, there have been no “prior valuations” (as defined in MI 61-101) prepared in respect of Valens within the 24 months preceding the date of this Circular and, except as disclosed in this Circular under the heading “The Arrangement – Background to the Arrangement”, no bona fide prior offer (as defined in MI 61-101) that relates to the transactions contemplated by the Arrangement has been received by Valens during the 24 months before the execution of the Arrangement Agreement.

Court Approval

The CBCA requires that Valens obtain the approval of the Court in respect of the Arrangement. On October 20, 2022, the Court granted the Interim Order which provides for the calling and holding of the Meeting and other procedural matters. A copy of the Interim Order is attached as Appendix “B” to this Circular.

The Court hearing in respect of the Final Order is expected to take place on January 3, 2023 at 12:30 p.m. (Toronto time), by video conference, or as soon thereafter as counsel may be heard, subject the terms of the Arrangement Agreement and the approval of the Arrangement Resolution at the Meeting.

At the Final Order hearing, the Court will consider, among other things, the fairness of the terms and conditions of the Arrangement and the rights and interests of every Person affected. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court deems fit. Prior to the Final Order hearing, the Court will be informed that SNDL and Valens intend to rely on the exemption from the registration requirements under the U.S. Securities Act for the issuance of SNDL Shares as consideration pursuant to the Arrangement provided by Section 3(a)(10) on the basis of the Court’s approval of the Arrangement. Under the terms of the Interim Order, any holder of Valens Shares will have the right to appear at the hearing and make submissions at the application for the Final Order subject to such party filing with the Court and serving upon Valens by service upon counsel to Valens, Stikeman Elliott LLP (Attention Zev Smith), either by fax (416-947-0866) or email (zsmith@stikeman.com), a notice of appearance in the form required by the rules of the Court, and any additional affidavits or other materials on which a party intends to rely in connection with any submissions at such hearing, as soon as reasonably practicable, and, in any event, no less than two business days immediately preceding the date of the Meeting (or any adjournment or postponement thereof). There can be no assurance that the Court will approve the Arrangement.

Competition Act Approval

Part IX of the Competition Act requires that each of the parties to a transaction that exceeds the thresholds set out in Sections 109 and 110 of the Competition Act and is not otherwise exempt (a “Notifiable Transaction”) provide the Commissioner with prescribed information (“Notifications”) in respect of a Notifiable Transaction. The parties to a Notifiable Transaction cannot complete a Notifiable Transaction until (a) the applicable statutory waiting period under Section 123 of the Competition Act has expired or been terminated; (b) an advance ruling certificate (“ARC”) has been issued by the Commissioner pursuant to Section 102 of the Competition Act; or (c) a waiver of the requirement to submit Notifications under paragraph 113(c) of the Competition Act has been provided by the Commissioner.

As an alternative to filing Notifications, the parties to a Notifiable Transaction may apply to the Commissioner under subsection 102(1) of the Competition Act for an ARC confirming that the Commissioner is satisfied that he does not have sufficient grounds on which to apply to the Competition Tribunal for an order under Section 92 of the Competition Act, or, as an alternative to an ARC, for a waiver under paragraph 113(c) of the Competition Act and a letter from the Commissioner that he does not, at that time, intend to make an application under Section 92 of the Competition Act in respect of the Notifiable Transaction (a “No Action Letter”).

The Commissioner may apply to the Competition Tribunal for a remedial order under Section 92 of the Competition Act at any time before a transaction has been completed or within one year after it was substantially completed, provided that the Commissioner did not issue an ARC in respect of the transaction. On application by the Commissioner under Section 92 of the Competition Act, the Competition Tribunal may, where it finds that the merger prevents or lessens, or is likely to prevent or lessen, competition substantially, order that the merger not proceed or, if completed, order its dissolution or the disposition of the assets or shares acquired; in addition to, or in lieu thereof, with the consent of the Person against whom the order is directed and the Commissioner, the Competition Tribunal may order a Person to take any other action.

The Arrangement is a Notifiable Transaction for the purposes of the Competition Act because it exceeds the relevant thresholds set out in sections 109 and 110 of the Competition Act. Pursuant to the provisions of the Arrangement Agreement, within 10 Business days of the date of the Arrangement Agreement the Parties were required to file with the Commissioner both a request for an ARC under Section 102 of the Competition Act, or, in the alternative, a No Action Letter, and Notifications with respect to the transactions contemplated by the Arrangement Agreement, unless the Parties mutually agreed to alternative timing for such filings. Each Party is required to use commercially reasonable efforts to obtain the Competition Act Approval and to cooperate with the other Party and to provide such assistance as is reasonably requested in connection with obtaining the Competition Act Approval.

It is a mutual condition to the completion of the Arrangement in favour of SNDL and Valens that the Competition Act Approval has been obtained and has not been rescinded or amended. SNDL filed its request for an ARC or, in the alternative, for a No Action Letter together with a waiver under Section 113(c) of the Competition Act on September 6, 2022; the Parties agreed not to file their respective Notifications at that time. On October 22, 2022, the Commissioner issued a No Action Letter, together with a 113(c) waiver and as such, the Competition Act Approval has been obtained.

Dissent Rights for Valens Shareholders

Only registered Valens Shareholders have the right to demand the repurchase of their Valens Shares in connection with the Arrangement and, if the Arrangement becomes effective, to be paid the fair value of the Valens Shares by Valens. The Interim Order provides that, in the event that a Valens Shareholder validly exercises Dissent Rights, the repurchase price will be offered and, when due, paid by Valens. It is a condition to completion of the Arrangement in favour of SNDL that Dissent Rights have not been exercised, or if exercised, are not withdrawn, with respect to more than 10% of the outstanding Valens Shares.

The following description of the rights of Dissenting Holders is not a comprehensive statement of the procedures to be followed by a Dissenting Holder and is qualified in its entirety by reference to the full text of the Plan of Arrangement, a copy of which is attached to this Circular as Appendix “D”, the full text of the Interim Order, which is attached to this Circular as Appendix “B”, and the provisions of Section 190 of the CBCA, which is attached to this Circular as Appendix “G”. Pursuant to the Interim Order, Dissenting Holders have the right to demand the repurchase of their Valens Shares under the CBCA and, if the Arrangement becomes effective, to be paid the fair value of the Valens Shares by Valens (determined as of the close of business on the day before the Arrangement Resolution was adopted), as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court. A Dissenting Holder who intends to exercise Dissent Rights should carefully consider and strictly comply with the provisions of Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or any other order of the Court. The statutory provisions covering the right to exercise Dissent Rights are technical and complex. Failure to strictly comply with the requirements set forth in Section 190 of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) may result in the inability of Valens Shareholders to exercise their Dissent Rights. It is recommended that any Valens Shareholder wishing to exercise Dissent Rights seek independent legal advice.

In addition to any other restrictions under Section 190 of the CBCA, holders of Valens Shares who vote in favour of the Arrangement Resolution, or who have instructed a proxyholder to vote such Valens Shares in favour of the Arrangement Resolution will not be entitled to exercise Dissent Rights and will be deemed to not have exercised Dissent Rights in respect of such Valens Shares.

The Court hearing the application for the Final Order has the discretion to alter the Dissent Rights described herein based on the evidence presented at such hearing. Pursuant to the Interim Order, each registered Valens Shareholder is entitled, in addition to any other rights the holder may have, to exercise Dissent Rights and to be paid the fair value of the Valens Shares held by the holder in respect of which the holder exercises Dissent Rights, determined, notwithstanding anything to the contrary contained in Section 190 of the CBCA, as of the close of business on the day before the Arrangement Resolution was adopted. Only registered Valens Shareholders may exercise Dissent Rights.

Persons who are beneficial owners of Valens Shares registered in the name of a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary who wish to exercise Dissent Rights should be aware that they may only do so through the registered owner of such Valens Shares. The Valens Shares are most often global securities registered in the name of CDS & Co. with CDS & Co. as the sole registered holder of the Valens Shares. Accordingly, a non-registered owner of Valens Shares desiring to exercise Dissent Rights must make arrangements for the Valens Shares beneficially owned by such holder to be registered in the name of the Valens Shareholder prior to the time the Dissent Notice is required to be received by Valens or, alternatively, make arrangements for the registered holder of such Valens Shares to exercise Dissent Rights on behalf of such holder. In such case, the Dissent Notice should specify the number of Valens Shares that are subject to the dissent. A Dissenting Holder must dissent with respect to all Valens Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Holder, subject to such Dissenting Holder exercising all voting rights carried by such Valens Shares against the Arrangement Resolution.

A Dissenting Holder must send Valens a written notice to inform Valens of their intention to exercise Dissent Rights (the “Dissent Notice”). Notwithstanding subsection 190(5) of the CBCA, the Dissent Notice must be received by Valens at 96 Spadina Avenue, Suite 400, Toronto, ON, M5V 2J6, or by email (info@thevalenscompany.com) by no later than 5:00 p.m. (Calgary time) five Business Days immediately preceding the Meeting. The giving of a Dissent Notice does not deprive a registered Valens Shareholder of the right to vote at the Meeting; however, Valens Shareholders who do not vote all of their Valens Shares against the Arrangement Resolution will not be entitled to exercise Dissent Rights with respect to such Valens Shares as Section 190 of the CBCA provides that there is no right of partial dissent and, pursuant to the Interim Order, a registered Valens Shareholder may not exercise Dissent Rights in respect of a portion of such holder’s Valens Shares. A vote either in person or by proxy against the Arrangement Resolution will not by itself constitute a Dissent Notice. For greater certainty, a proxy submitted by a registered Valens Shareholder who does not contain voting instructions will, unless revoked, be voted in favour of the Arrangement Resolution.

Valens will be required, within ten days after the Valens Shareholders adopt the Arrangement Resolution, to notify each Dissenting Holder that the Arrangement Resolution has been adopted. Such notice is not required to be sent to any Dissenting Holder who voted in favour of the Arrangement Resolution or who has withdrawn their Dissent Notice.

Each Dissenting Holder who has not withdrawn their Dissent Notice prior to the Meeting must then, within 20 days after receipt of notice that the Arrangement Resolution has been adopted, or if the Dissenting Holder does not receive such notice, within 20 days after learning that the Arrangement Resolution has been adopted, send by courier to Valens, care of the Corporate Secretary of Valens at 96 Spadina Avenue, Suite 400, Toronto, ON, M5V 2J6, or by email (info@thevalenscompany.com), a written notice containing such Dissenting Holder’s name and address, the number of Valens Shares in respect of which such Dissenting Holder dissents, and a demand for payment of the fair value of such Valens Shares (the “Demand for Payment”).

Dissenting Holders who are ultimately entitled to be paid fair value for their Valens Shares will not be entitled to any other payment or consideration for such shares, including any payment that would be payable under the Arrangement had such Dissenting Holders not exercised their Dissent Rights in respect of such shares. Valens is required to give notice (the “Repurchase Notice”) to each Dissenting Holder no later than 7 days after the later of (i) the Effective Date or (ii) the date when the Demand for Payment was received. The Repurchase Notice will mention the repurchase price being offered for the Valens Shares held by all Dissenting Holders and an explanation of how such price was determined. Within 30 days after receiving the Repurchase Notice, each Dissenting Holder is required, if such Dissenting Holder wishes to proceed with exercising their Dissent Rights, to deliver to Valens a written statement:

(a)	confirming that the Dissenting Holder wishes to exercise their Dissent Rights and have all of their Valens Shares repurchased at the repurchase price indicated in the Repurchase Notice (a “Notice of Confirmation”); or

(b)	that the Dissenting Holder contests the repurchase price indicated in the Repurchase Notice and demands an increase in the repurchase price offered (a “Notice of Contestation”).

Additionally, if it has not been done previously, Dissenting Holders should deliver all certificates representing the Valens Shares in respect of which Dissent Rights were exercised, together with the completed and executed applicable Letter(s) of Transmittal, with their Notice of Confirmation or Notice of Contestation, as applicable. A Dissenting Holder who fails to send to Valens a Notice of Confirmation or a Notice of Contestation, as the case may be, within the required time frame, will be deemed to have renounced their Dissent Rights and will be deemed to have participated in the Arrangement on the same basis as Valens Shareholders who did not exercise Dissent Rights.

Upon receiving a Notice of Confirmation within the required timeframe, the Dissenting Holder will be paid by Valens, within ten (10) days of receiving such Notice of Confirmation, the repurchase price indicated in the Repurchase Notice for all of such Holder’s Valens Shares.

If Valens fails to deliver the Repurchase Notice that includes the repurchase price offered for the Valens Shares of the Dissenting Holders, or if a Dissenting Holder fails to accept an offer set out in the Repurchase Notice, Valens may, within 50 days after the Effective Date or within such further period as the Court may allow, apply to the Court to fix the fair value of the Valens Shares. If Valens fails to apply to the Court, a Dissenting Holder may apply to the Court for the same purpose within a further period of 20 days or within such further period as the Court may allow. A Dissenting Holder is not required to give security for costs in respect of such application. As soon as any such application is filed with the Court by any Dissenting Holder, Valens must notify this fact (a “Notice of Application”) to all other Dissenting Holders still contesting the repurchase price, or the increase in the repurchase price, offered by Valens.

Dissenting Holders who receive the Notice of Application are bound by the judgment of the Court hearing the application as to the fair value of the Valens Shares (which Court may entrust the appraisal of the fair value to an expert). Within ten days after such Court judgment, Valens must pay the repurchase price determined by the Court to all Dissenting Holders who received the Notice of Application, and pay the increase in the repurchase price to all Dissenting Holders who submitted a Notice of Contestation but did not contest the increase in the repurchase price offered by Valens.

All Valens Shares held by registered Valens Shareholders who exercise their Dissent Rights will, if the holders are ultimately entitled to be paid fair value thereof, be deemed to be transferred to Valens in exchange for the right to be paid by Valens the fair value of their Valens Shares. If such Valens Shareholders are ultimately not entitled, for any reason, to be paid fair value for such Valens Shares, they will be deemed to have participated in the Arrangement on the same basis as non-dissenting holders of Valens Shares. Registered Valens Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Valens Shares as determined under Section 190 of the CBCA, as modified by the Interim Order, the Plan of Arrangement or any other order of the Court, will be more than or equal to the consideration payable under the Arrangement. In addition, any judicial determination of fair value will result in a delay of receipt of payment by a Dissenting Holder for such Dissenting Holder’s Valens Shares.

The above summary does not constitute a comprehensive statement of the procedures to be followed by Dissenting Holders who seek payment of the fair value of their Valens Shares. Section 190 of the CBCA requires adherence to the procedures established therein and failure to do so may result in the inability of Valens Shareholders to exercise their rights thereunder. Accordingly, Dissenting Holders who are considering exercising Dissent Rights should carefully consider and comply with the provisions of Section 190 of the CBCA, the full text of which is set out in Appendix “G” to this Circular, as modified by the Interim Order, the full text of which is set out in Appendix “B”, the Plan of Arrangement, the full text of which is set out in Appendix “D”, or any other order of the Court. Dissenting Holders are strongly encouraged to consult their own legal advisor as failure to strictly comply with the provisions of the CBCA (as modified or supplemented by the Interim Order, the Plan of Arrangement or any other order of the Court) may prejudice their Dissent Rights.

Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement

Canada

The distribution of SNDL Shares pursuant to the Arrangement will constitute a distribution of securities which is exempt from the prospectus requirements of applicable Canadian Securities Laws and is exempt from or otherwise not subject to the registration requirements under applicable U.S. Securities Laws. The SNDL Shares received by Valens Shareholders pursuant to the Arrangement will not be legended and may be resold through registered dealers in each of the provinces of Canada, provided that (a) the trade is not a “control distribution” as defined NI 45-102; (b) no unusual effort is made to prepare the market or to create a demand for SNDL Shares; (c) no extraordinary commission or consideration is paid to a Person in respect of such sale; and (d) if the selling securityholder is an insider or officer of SNDL, the selling securityholder has no reasonable grounds to believe that SNDL is in default of applicable Securities Laws.

Each Valens Shareholder is urged to consult his or her professional advisors to determine the Canadian conditions and restrictions applicable to trades in SNDL Shares issued to such Valens Shareholders as consideration under the Arrangement.

United States

The following discussion is a general overview of certain requirements of United States federal Securities Laws that may be applicable to Valens Shareholders and Valens Optionholders in the United States and to U.S. Persons (collectively, “U.S. Shareholders”). All U.S. Shareholders are urged to consult with their own legal counsel to ensure that any subsequent resale of SNDL Shares distributed to them under the Arrangement complies with applicable Securities Laws. Further information applicable to U.S. Shareholders is disclosed under the heading “Notice to Securityholders in the United States”.

The following discussion does not address the Canadian Securities Laws that will apply to the distribution of SNDL Shares or the resale of SNDL Shares by U.S. Shareholders within Canada. U.S. Shareholders reselling their SNDL Shares in Canada must comply with Canadian Securities Laws, as outlined elsewhere in this Circular.

SNDL Shares and Replacement Options to be issued pursuant to the Arrangement have not been, and will not be, registered under the U.S. Securities Act or the Securities Laws of any state or other jurisdiction. SNDL Shares and Replacement Options to be issued in the Arrangement are expected to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) based on, among other things, the approval of the Arrangement by the Court.

Section 3(a)(10) exempts securities issued in exchange for one or more outstanding securities from the registration requirements of the U.S. Securities Act where, among other things, the terms and conditions of the issuance and exchange of the securities have been approved by a court of competent jurisdiction, after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all Persons to whom the securities will be issued have the right to appear and to whom timely and adequate notice of the hearing has been given. The Final Order is required for the Arrangement to become effective, and the Court will be advised that its approval of the terms and conditions of the Arrangement will be relied upon to exempt the issuance of the SNDL Shares and Replacement Options under the Arrangement from the registration requirements of the U.S. Securities Act pursuant to Section 3(a)(10). Therefore, if the Court approves the Arrangement, its approval will constitute the basis for SNDL Shares and Replacement Options to be issued without registration under the U.S. Securities Act. In addition, SNDL Shares and Replacement Options to be issued pursuant to the Arrangement will be issued in compliance with or pursuant to an exemption from the registration or qualification requirements of state or “blue sky” Securities Laws.

Persons who are not “affiliates” of SNDL after the Arrangement and have not been “affiliates” of SNDL in the three-month period prior to the Arrangement may resell SNDL Shares and Replacement Options that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act (Replacement Options may be subject to contractual transfer restrictions). As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, the issuer and may include directors and certain officers of such issuer as well as principal shareholders of such issuer. “Control” means the possession, direct or indirect, of the power to direct or cause direction of the management and policies of an issuer, whether through the ownership of voting securities, by contract or otherwise.

SNDL Shares and Replacement Options received by a U.S. Shareholder who is an “affiliate” of SNDL after the Arrangement, or was an “affiliate” of SNDL at any time within three months prior to the Arrangement, will be subject to certain restrictions on resale imposed by the U.S. Securities Act. Such Persons will not be able to sell SNDL Shares or Replacement Options that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act or an exemption from registration, if available, such as the exemptions and safe harbours contained in Rule 144 or Regulation S.

•	Affiliates – Rule 144. In general, under Rule 144, if available, Persons who are affiliates of SNDL after the Arrangement or were affiliates of SNDL at any time within three months prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the securities that they receive in connection with the Arrangement, provided that the number of such securities sold, as the case may be, does not exceed the greater of 1% of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange and/or reported through the automated quotation system of a United States registered securities association, the average weekly trading volume of such securities on all such national securities exchanges and/or reported through such quotation system during the four-calendar week period preceding the date of transmitting to the SEC a notice of sale on Form 144 (if such notice is required) or the date of sale, subject to specified restrictions on manner of sale, filing requirements, aggregation rules and the availability of current public information about SNDL, as applicable. Persons who are affiliates of SNDL after the Arrangement will continue to be subject to the resale restrictions described in this paragraph for so long as they continue to be affiliates of SNDL, and for three months after they cease to be an affiliate.

•	Directors and Officers – Regulation S. In general, under Regulation S, Persons who are affiliates of SNDL solely by virtue of their status as an officer or director of SNDL may sell securities outside the United States in an “offshore transaction” (as such term is defined in Regulation S, which would include a sale through the TSX, if applicable) if neither the seller nor any Person acting on its behalf engages in “directed selling efforts” (as defined below) in the United States and no selling commission, fee or other remuneration is paid in connection with such offer or sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” is defined by Rule 902(c) of the U.S. Securities Act as “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Pursuant to Rule 903 of Regulation S, certain additional restrictions are applicable to a holder of SNDL securities who is an affiliate of SNDL after the Arrangement other than by virtue of his or her status as an officer or director of SNDL.

U.S. Shareholders are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Replacement Options. In addition, unless and until the registration statement on Form S-8 (or other appropriate form) is filed with the SEC, the SNDL Shares issuable upon the exercise of the Replacement Options will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Holders of Valens Warrants are advised that the Section 3(a)(10) exemption will not be available with respect to the SNDL Shares issuable upon exercise of the Valens Warrants. The SNDL Shares issuable upon the exercise of the Valens Warrants will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may be offered, sold or otherwise transferred only pursuant to an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws. In connection with any such exercise, SNDL may require the delivery of reasonably satisfactory evidence, which may include, without limitation, an opinion of counsel of recognized standing, to the effect that such exercise does not require registration under the U.S. Securities Act.

Valens Shareholders and Valens Optionholders are urged to consult with their own legal counsel before proceeding with any sale or transfer of SNDL securities post-closing.

SUMMARY OF MATERIAL AGREEMENTS

The Arrangement Agreement

The following describes the material provisions of the Arrangement Agreement but does not purport to be complete and may not contain all of the information about the Arrangement Agreement that is important to a particular Valens Shareholder. This summary is qualified in its entirety by reference to the Arrangement Agreement. Valens Shareholders are urged to read, in their entirety, the Arrangement Agreement, a copy of which is available under the issuer profiles of Valens and SNDL on SEDAR at www.sedar.com and under the profiles of Valens on EDGAR at www.sec.gov, and the Plan of Arrangement, a copy of which is attached to this Circular as Appendix “D”.

In reviewing the Arrangement Agreement and this summary, readers are advised that this summary has been included to provide Valens Shareholders with information regarding the terms of the Arrangement Agreement and is not intended to provide any other factual information about Valens, SNDL or any of their respective Subsidiaries or affiliates. The Arrangement Agreement contains representations and warranties and covenants by each of Valens and SNDL, which are summarized below. These representations, warranties and covenants have been made solely for the benefit of the other Party and:

(a)	were not intended as statements of fact, but rather, as a means of allocating risks between the Parties if those statements prove to be inaccurate;

(b)	have been qualified by certain confidential disclosures that were made to the other Party in connection with the negotiation of the Arrangement Agreement, which disclosures are not reflected in the Arrangement Agreement; and

(c)	may apply standards of materiality that are different from what may be viewed as material by Valens Shareholders, SNDL Shareholders or other investors.

Moreover, information concerning the subject matter of the representations and warranties in the Arrangement Agreement and described below may have changed since the date of the Arrangement Agreement and subsequent developments may have been included in this Circular. Accordingly, the representations and warranties and other provisions of the Arrangement Agreement should not be read on their own, but instead with the information contained elsewhere in this Circular and in the documents incorporated by reference herein.

On August 22, 2022, Valens and SNDL entered into the Arrangement Agreement. The Arrangement Agreement provides for, among other things, and subject to the terms and conditions set forth in the Arrangement Agreement, the exchange of Valens Shares for SNDL Shares based on an exchange ratio of 0.3334 of a SNDL Share for each Valens Share (other than those Valens Shares held by SNDL and its Subsidiaries). The terms of the Arrangement Agreement are the result of arm’s length negotiations among representatives of Valens and SNDL and their respective legal and financial advisors.

Representations and Warranties

The representations and warranties made by Valens in favour of SNDL relate to, among other things: (a) the due organization, qualification, existence and power and authority of Valens to own, lease and operate its assets and to carry on its business; (b) the corporate power and authority of Valens to enter into the Arrangement Agreement and perform its obligations thereunder; (c) the due execution of and the binding obligation on Valens of the Arrangement Agreement; (d) not requiring any order, permit approval, consent, waiver or similar authorization by any Governmental Entity, other than the Interim Order and the Final Order, filings with the Director under the CBCA, any actions or filings with Securities Authorities, Nasdaq or the TSX and the receipt of the Competition Act Approval; (e) non-contravention of any of Valens’ constating documents, Law applicable to Valens, material contract or material authorization as a result of the execution, delivery and performance by Valens of its obligations under the Arrangement Agreement and the consummation of the Arrangement; (f) the capitalization of Valens; (g) Valens’ ownership of its Subsidiaries; (h) reporting issuer status, compliance with the requirements of Nasdaq and TSX and other Securities Law matters; (i) Valens’ financial statements; (j) Valens’ books and records; (k) Valens’ disclosure controls and internal control over financial reporting; (l) the absence of certain changes; (m) the absence of undisclosed liabilities; (n) the compliance of Valens and its Subsidiaries with all applicable Laws; (o) matters related to cannabis, including compliance with Cannabis Laws and Cannabis Licences; (p) matters related to Valens’ and its Subsidiaries’ compliance with U.S. Farm Bill, U.S. Controlled Substances Act, Food Drug & Cosmetic Act and the Federal Trade Commission Act and applicable CBD Laws in the U.S.; (q) matters related to licenses; (r) litigation matters; (s) tax related matters; (t) employees and employment matters; (u) matters relating to employee plans; (v) the absence of collective agreements; (w) environmental matters; (x) real property matters; (y) personal property matters; (z) rights to intellectual property and information technology matters; (aa) privacy matters; (bb) title to assets; (cc) performance under material contracts; (dd) insurance; (ee) the absence of undisclosed related party transactions; (ff) brokers; and (gg) the absence of any undisclosed “collateral benefit”.

The representations and warranties made by SNDL in favour of Valens relate to, among other things: (a) the due organization, qualification, existence and power and authority of SNDL to own, lease and operate its assets and to carry on its business; (b) the corporate power and authority of SNDL to enter into the Arrangement Agreement and perform its obligations thereunder; (c) the due execution of and the binding obligation on SNDL of the Arrangement Agreement; (d) not requiring any order, permit approval, consent, waiver or similar authorization by any Governmental Entity, other than the Interim Order and the Final Order, filings with the Director under the CBCA, any actions or filings with Securities Authorities, Nasdaq or the TSX and the receipt of the Competition Act Approval; (e) non-contravention of any of SNDL’s constating documents, Law applicable to SNDL or material contract as a result of the execution, delivery and performance by SNDL of its obligations under the Arrangement Agreement and the consummation of the Arrangement; (f) reporting issuer status, compliance with the requirements of Nasdaq and other Securities law matters; (g) SNDL Shares; (h) SNDL’s existing security ownership of Valens; (i) SNDL’s financial statements; (j) SNDL’s books and records; (k) the absence of certain changes; (l) the absence of undisclosed liabilities; (m) the compliance by SNDL and its Subsidiaries with applicable Laws; (n) SNDL’s disclosure controls and internal control over financial reporting; (o) litigation matters; (p) matters relating to licenses and compliance;; and (q) SNDL Board approval.

Covenants

In the Arrangement Agreement, each of Valens and SNDL have agreed to certain covenants, including customary positive and negative covenants relating to conducting their businesses, and using commercially reasonable efforts to satisfy conditions precedent to their respective obligations under the Arrangement Agreement. Additionally, Valens has agreed to certain covenants in relation to preparation of this Circular and convening and conducting the Meeting. The Arrangement Agreement additionally includes covenants respecting, among other things, interim period consents; condition precedents; third party or other consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations; registration of filings; Regulatory Approvals; access to information and confidentiality; public communications; notice and cure provisions; insurance and indemnification; TSX and Nasdaq delisting of the Valens Shares; and the A&R Credit Agreement. For the complete text of the applicable provisions, see Article 4 [Covenants] of the Arrangement Agreement.

Covenants Regarding the Conduct of Valens’ Business

Prior to the Effective Date and subject to certain limited exceptions set out in the Arrangement Agreement, Valens has agreed to conduct their business in the Ordinary Course and in accordance with applicable Law.

Valens has agreed to a number of restrictions regarding the conduct of its business, subject to certain exceptions. Among other things, subject to certain limited exceptions, Valens is restricted from:

(a)	amending any of Valens’ Constating Documents or the articles of incorporation, articles of amalgamation, by-laws or similar organizational documents of any of its Subsidiaries;

(b)	splitting, combining, reclassifying or amending the terms of any shares of Valens or of any Subsidiary thereof;

(c)	amending the terms of any outstanding securities of Valens that are exercisable or exchangeable for, or convertible into, Valens Shares;

(d)	reducing the stated capital of Valens or any of its Subsidiaries;

(e)	except with the consent of SNDL, declaring, paying or issuing any dividend in respect of Valens;

(f)	redeeming, repurchasing, or otherwise acquiring or offering to redeem, repurchase or otherwise acquire any shares of capital stock of Valens or any of its Subsidiaries;

(g)	issuing, granting, delivering, selling, pledging or otherwise encumbering, or authorizing the issuance, grant, delivery, sale, pledge or other encumbrance of, any shares of capital stock of Valens or any of its Subsidiaries or any options, warrants or similar rights exercisable or exchangeable for or convertible into such capital stock of Valens or any of its Subsidiaries, or for or into cash, except for the issuance of Valens Shares issuable upon the vesting and settlement of the currently outstanding Valens Options, Legacy Options, Valens DSUs and Valens RSUs;

(h)	acquiring (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, any assets, securities, properties, interests or businesses having a cost, on a per transaction or series of related transactions basis, in excess of an agreed threshold for all such transactions, other than Ordinary Course acquisitions of inventory or Ordinary Course acquisitions under procurement contracts;

(i)	selling, leasing or otherwise transferring, directly or indirectly, in one transaction or in a series of related transactions, any of Valens’ or its Subsidiaries’ assets which have a value greater than an agreed threshold in the aggregate, other than the sale, lease, disposition or other transfer of inventories or other assets in the Ordinary Course;

(j)	other than as incurred in connection with the Arrangement Agreement and the transactions contemplated therein, and other than in the Ordinary Course or to ensure the maintenance of Valens’ current standard of operations, making any capital expenditure or commitment to do so which individually exceeds an agreed threshold or in the aggregate exceeds a certain threshold;

(k)	reorganizing, amalgamating or merging Valens or any such Subsidiary;

(l)	adopting a plan of liquidation or resolutions providing for the liquidation or dissolution of Valens or any such Subsidiaries;

(m)	prepaying any long-term indebtedness (including indebtedness outstanding under medium term notes) before its scheduled maturity, other than repayments of indebtedness under credit facilities, provided that no material breakage or other costs or penalties are payable in connection with any such prepayment;

(n)	creating, incurring, assuming, drawing down under current credit facilities or otherwise becoming liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of an agreed threshold;

(o)	making any loan or advance to, or assuming, guaranteeing or otherwise becoming liable with respect to the liabilities or obligations of, any Person;

(p)	making any material change in Valens’ accounting principles, except as required by concurrent changes in IFRS, or pursuant to written instructions, comments or orders of a Securities Authority;

(q)	entering into any collective agreement or union agreement or amending, modifying, terminating or agreeing to any such amendment, modification, termination or waiver of rights;

(r)	except as required by the terms of any Employee Plan, any written employment Contracts disclosed in the Disclosure Letter, or in the Ordinary Course (unless contrary to the Arrangement Agreement): (A) granting, accelerating, or increasing any severance, change of control or termination pay to (or amending any existing arrangement relating to the foregoing with) any current or former Valens Employee or any director of Valens or any of its Subsidiaries; (B) granting, accelerating, or increasing any payment, award (equity or otherwise) or other benefits payable to, or for the benefit of, any current or former Valens Employee or any director of Valens or any of its Subsidiaries; (C) accelerating or increasing the coverage, contributions, funding requirements or benefits available under any Employee Plan; (D) except as described in the Disclosure Letter, increasing salaries, compensation (in any form), bonus levels or making retention or success payments or other benefits payable to any current or former consultant, Valens Employee or officer of Valens or any of its Subsidiaries; (E) entering into or amending any employment, deferred compensation or other similar Contract (or amending any such existing Contract) with any director or officer of Valens or its Subsidiaries; (F) making any material determination under any Employee Plan that is not in the Ordinary Course; or (G) except as described in the Disclosure Letter subject to a maximum amount in the aggregate per calendar month of an agreed threshold, making any bonus or profit sharing distribution or similar payment of any kind;

(s)	adopting or establishing any employee benefit plan that would become an Employee Plan upon being adopted or established, or terminating, amending or modifying, in any material way, an existing Employee Plan;

(t)	commencing, waiving, releasing, assigning, settling or compromising any Proceeding in excess of an amount of an agreed threshold in the aggregate or which would reasonably be expected to impede, prevent or delay the consummation of the transactions contemplated by the Arrangement Agreement;

(u)	amending or modifying in any material respect or terminating or waiving any material right under any Material Contract or entering into any contract or agreement that would be a Material Contract if in effect on the date hereof;

(v)	except as contemplated in the Arrangement Agreement, amending, modifying, terminating, canceling or letting lapse any material insurance (or re-insurance) policy of Valens or any Subsidiary in effect on the date of the Arrangement Agreement;

(w)	amending, modifying or terminating any Material Contract;

(x)	entering into any Material Contract, other than Contracts with respect to the purchase and sale of cannabis biomass in the Ordinary Course; or

(y)	authorizing, agreeing, resolving or otherwise committing to do any of the foregoing.

Prior to the Effective Date and in accordance with the Arrangement Agreement, Valens has agreed that Valens and its Subsidiaries will (i) duly and timely file with the appropriate Governmental Entity all Tax Returns required to be filed by it as such become due, which will be correct and complete in all material respects; (ii) pay, withhold, collect and remit to the appropriate Governmental Entity in a timely fashion all amounts required to be so paid, withheld, collected or remitted; and (iii) not without prior written consent of SNDL, which consent will not be unreasonably withheld, conditioned or delayed, or except as required by applicable Law (A) make, change, or rescind any Tax material election, file any material information schedule, return or designation, or settle or compromise any material Tax claim, assessment, reassessment or liability, (B) file any amended Tax Return, file any notice of appeal or otherwise initiate any Action with respect to Taxes, (C) enter into, cancel or modify any agreement with a Governmental Entity with respect to Taxes, (D) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund, (E) consent to the extension or waiver of the limitation period applicable to any Tax matter, (F) amend or change any of its methods of reporting income, deductions or accounting for income Tax purposes except as may be required by Law, (G) enter into any tax sharing, tax allocation or tax indemnification agreement, or (H) make a request for a tax ruling to any Governmental Entity.

Valens has also agreed to keep SNDL reasonably informed of any material events, discussions, notices or changes with respect to any Tax or regulatory investigation or any other investigation by a Governmental Entity or action involving Valens or any of its Subsidiaries (other than Ordinary Course communications which could not reasonably be expected to be material to Valens). Valens has agreed to consider in good faith any reasonable requests by SNDL that Valens or its Subsidiaries take any action regarding Tax filing matters, including the filing of notices of appeal and other actions in respect of notices of assessment from the Canada Revenue Agency (subject to the terms of the Arrangement Agreement). SNDL may request that Valens take or cause its Subsidiaries to take any action referred to in the Arrangement Agreement where such action is necessary to preserve Valens or relevant Subsidiary’s rights (including, without limitation, due to the potential expiry of any limitation or statute-barring period). Valens may only refuse such requests where, acting reasonably (and providing evidence of the same to SNDL) such actions would be illegal or harm Valens.

Covenant Regarding the Amended and Restated Credit Agreement

Concurrent with the entering into of the Arrangement Agreement, SNDL and the Secured Lender entered into the Assignment and Assumption Agreement pursuant to which the Secured Lender assigned to SNDL, and SNDL assumed from the Secured Lender, the Credit Agreement on and subject to the terms and conditions thereof. Immediately thereafter, SNDL and Valens executed the A&R Credit Agreement whereby the terms and conditions of the Credit Agreement were amended, including, among other things, to increase of the principal amount of financing available under the Credit Agreement (as amended) to $60,000,000. See “Summary of Material Agreements – Assignment and Assumption Agreement and Amended and Restated Credit Agreement”. Shareholders are urged to read, in its entirety, the A&R Credit Agreement, a copy of which is available under the issuer profiles of Valens and SNDL on SEDAR at www.sedar.com.

The Parties have agreed that where Valens has used reasonable good faith efforts to perform its covenants and obligations under the A&R Credit Agreement, no breach or default of Valens under the A&R Credit Agreement, or failure of Valens to perform any such covenant or obligation thereunder, shall constitute a Valens Material Adverse Effect, or be deemed to be the cause of a failure to satisfy a condition or give SNDL a right to terminate the Arrangement Agreement. Notwithstanding the foregoing, the Parties have agreed that the limitations and exclusions set forth above shall not apply to any breach or default of Valens under the A&R Credit Agreement, or any failure of Valens to perform any of Valens’ covenant or obligation thereunder that also independently constitutes a breach or default of Valens under the Arrangement Agreement.

The Parties have agreed that, in the event that Valens or any of its Subsidiaries enter into a Superior Proposal Agreement, then Valens shall have the right, but not the obligation, to cause SNDL to assign the A&R Credit Agreement to the Superior Proposal Agreement Counter-Party (the “Debt Assignment”), with the consent of the Superior Proposal Agreement Counter-Party, by written notice of Valens to SNDL, provided that, such Debt Assignment shall be conditional upon the payment in full by the Superior Proposal Agreement Counter-Party to SNDL of all amounts owing under the A&R Credit Agreement.

Conditions

Mutual Conditions

Pursuant to the Arrangement Agreement, the Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions may only be waived, in whole or in part, by the mutual consent of SNDL and Valens:

(a)	the Arrangement Resolution having been approved and adopted by the Valens Shareholders at the Meeting in accordance with the requirements of the Interim Order and MI 61-101, as applicable;

(b)	each of the Interim Order and the Final Order having each been obtained on terms consistent with the Arrangement Agreement, and having not been set aside or modified in a manner unacceptable to either Valens or SNDL, each acting reasonably, on appeal or otherwise;

(c)	the requisite notice for listing the Consideration Shares on Nasdaq having been delivered to Nasdaq;

(d)	each of the Parties having obtained all consents, waivers, permissions and approvals, including all Regulatory Approvals, necessary to complete the Arrangement by or from all relevant Governmental Entities, including, for greater certainty the Competition Act Approval, on terms and conditions satisfactory to the Parties, acting reasonably;

(e)	the distribution of the Consideration Shares having been exempt from the prospectus and registration requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws in Canada and having had not been subject to resale restrictions under applicable Securities Laws in Canada (other than as applicable to control persons or pursuant to Section 2.6 of NI 45-102);

(f)	all necessary actions (including the obtaining of the Final Order which will serve as a basis of a claim to the Section 3(a)(10) Exemption regarding the distribution of the Consideration) having been taken with respect to the Arrangement so that the Consideration Shares and the Replacement Options being exempt from the registration requirements of the U.S. Securities Act and being exempt under any applicable U.S. state Securities Laws; and

(g)	no Law having been enacted, issued, promulgated, enforced, made, entered, issued or applied and no Proceeding otherwise having been taken under any Laws or by any governmental authority (whether temporary, preliminary or permanent) that would have made the Arrangement illegal or otherwise directly or indirectly cease trades, enjoins, restrains or otherwise prohibit completion of the Arrangement (unless such Law has been subsequently resolved such that the Arrangement is no longer illegal or cease traded, enjoined, restrained or otherwise prohibited).

Additional Conditions Precedent to the Obligations of SNDL

SNDL and/or its affiliates will not be required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of SNDL and may only be waived, in whole or in part, by SNDL in its sole discretion:

(a)	the representations and warranties of Valens set forth in the Arrangement Agreement being true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Valens Material Adverse Effect (and, for this purpose, any reference to “material”, “Valens Material Adverse Effect” or other concepts of materiality in such representations and warranties will be ignored); and Valens having delivered a certificate confirming same to SNDL, executed by two senior officers of Valens (in each case on behalf of Valens and without personal liability) addressed to SNDL and dated the Effective Date;

(b)	Valens having fulfilled or complied in all material respects with each of the covenants of Valens contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and Valens having delivered a certificate confirming same to SNDL, executed by two senior officers of Valens (in each case on behalf of Valens and without personal liability) addressed to SNDL and dated the Effective Date;

(c)	Valens Shareholders having not exercised their Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Valens Shares; and

(d)	Since the date of the Arrangement Agreement, there not having occurred, or having been disclosed to the public (if previously undisclosed to the public), a Valens Material Adverse Effect and Valens having provided to SNDL a certificate of two senior officers of Valens to that effect (on Valens’ behalf and without personal liability).

Additional Conditions Precedent to the Obligations of Valens

Valens is not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of Valens and may only be waived, in whole or in part, by Valens in its sole discretion:

(a)	the representations and warranties of SNDL set forth in the Arrangement Agreement being true and correct as of the Effective Time (except for representations and warranties made as of a specified date, the accuracy of which will be determined as of such specified date), except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a SNDL Material Adverse Effect (and, for this purpose, any reference to “material”, “SNDL Material Adverse Effect” or other concepts of materiality in such representations and warranties will be ignored); and SNDL having delivered a certificate confirming same to Valens, executed by two senior officers of SNDL (in each case on behalf of SNDL and without personal liability) addressed to Valens and dated the Effective Date;

(b)	SNDL having fulfilled or complied in all material respects with each of the covenants of SNDL contained in the Arrangement Agreement to be fulfilled or complied with by it on or prior to the Effective Time, and SNDL having delivered a certificate confirming same to Valens, executed by two senior officers of SNDL (on behalf of SNDL and without personal liability) addressed to Valens and dated the Effective Date;

(c)	SNDL having complied with its obligations under the Arrangement Agreement and deposited or caused to be deposited with the Depositary in escrow in accordance with the Arrangement Agreement, the Consideration Shares required to effect payment in full of the aggregate Consideration to be paid pursuant to the Plan of Arrangement and the Depositary will have confirmed to Valens the receipt of the same;

(d)	since the date of the Arrangement Agreement, there not having occurred, or having been disclosed to the public (if previously undisclosed to the public), a SNDL Material Adverse Effect and SNDL having provided to Valens a certificate of two senior officers of SNDL to that effect (on SNDL’s behalf and without personal liability); and

(e)	the distribution of the SNDL Shares pursuant to the Arrangement having been exempt from the prospectus and registration requirements of applicable Securities Laws in Canada either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of exemptions under applicable Securities Laws in Canada and will not have been subject to resale restrictions under applicable Securities Laws in Canada (other than as applicable to control persons or pursuant to Section 2.6 of NI 45-102).

Covenants Regarding Non-Solicitation

Valens Covenants Regarding Non-Solicitation

Pursuant to, and subject to certain exceptions in, the Arrangement Agreement, Valens has agreed to not, directly or indirectly, through any director, Valens Employee, representative (including financial or other advisor) or agent of Valens or any of its Subsidiaries (collectively “Representatives”):

(a)	solicit, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information, properties, facilities, books or records of Valens or any Subsidiary) any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, an Acquisition Proposal;

(b)	enter into or otherwise engage or participate in any negotiations or meaningful discussions with any Person (other than with SNDL or any Person acting jointly or in concert with SNDL) regarding any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, an Acquisition Proposal, provided that Valens may (i) advise any Person of the restrictions of the Arrangement Agreement; (ii) contact the Person for the purposes of seeking clarification of the terms of such Acquisition Proposal; and (iii) advise any Person making an Acquisition Proposal that the Valens Board has determined that such Acquisition Proposal does not constitute a Superior Proposal, in each case, if, in so doing, no other information that is prohibited from being communicated under the Arrangement Agreement is communicated to such Person;

(c)	make a Change in Recommendation;

(d)	accept, approve, endorse or recommend, or publicly propose to accept, approve, endorse or recommend any Acquisition Proposal, or take no position or remain neutral with respect to any publicly announced Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days following the formal announcement of such Acquisition Proposal will not be considered to be in violation of the Arrangement Agreement provided the Valens Board has rejected such Acquisition Proposal or affirmed the Valens Board Recommendation, as the case may be, by or before the end of such five (5) Business Day period); or

(e)	approve, recommend or enter into (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) or publicly propose to enter into any agreement in respect of an Acquisition Proposal.

Valens has agreed to, and had agreed to cause its Subsidiaries and its Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations with any Person (other than with SNDL) with respect to any inquiry, proposal or offer that would reasonably be expected to constitute an Acquisition Proposal, and in connection therewith, Valens has agreed to:

(a)	discontinue access to and disclosure of all information, including any data room and any confidential information, properties, facilities, books and records of Valens or of any of its Subsidiaries; and

(b)	request, and exercise all rights it has to require the return or destruction of all copies of any confidential information regarding Valens or any Subsidiary provided to any Person other than SNDL in connection with such potential Acquisition Proposal (including before the date of the Arrangement Agreement), including using its commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

Valens has covenanted and agreed not to release any Person from, or waive such Person’s obligations respecting Valens, under any confidentiality, standstill or similar agreement or restriction to which Valens is a party (it being acknowledged by SNDL that the automatic termination or release of any restrictions of any such agreements as a result of entering into and announcing the Arrangement Agreement will not be a violation of the Arrangement Agreement, except to allow such Person to make an Acquisition Proposal confidentially to the Valens Board that constitutes, or could reasonably be expected to constitute or lead to, a Superior Proposal, provided that the remaining provisions of the Arrangement Agreement are complied with, and Valens has undertaken to seek to enforce, or cause it Subsidiaries to seek to enforce, all confidentiality, standstill, or similar agreements or restrictions that it or any of its Subsidiaries have entered into prior to the date of the Arrangement Agreement or enter into after the date of the Arrangement Agreement.

If after the date of the Arrangement Agreement Valens or any of its Subsidiaries or any of their respective Representatives, receives any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to Valens or any Subsidiary, including but not limited to information, access, or disclosure relating to the properties, facilities, Books or Records of Valens or any Subsidiary, in connection with such an Acquisition Proposal, Valens has agreed to promptly notify SNDL, at first orally, and then within 24 hours, in writing, of such Acquisition Proposal, inquiry, proposal, offer or request, including a description of its material terms and conditions and the identity of all Persons making such Acquisition Proposal.

Notwithstanding the Arrangement Agreement, or any other agreement between the Parties or between Valens and any other Person, if at any time prior to obtaining the approval of Valens Shareholders of the Arrangement Resolution, Valens receives an Acquisition Proposal, Valens may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and, subject to Valens (i) entering into a confidentiality and standstill agreement with such Person (if one has not already been entered into) containing terms that are no less favourable to Valens in the aggregate than those contained in the Confidentiality Agreement and may not restrict Valens from complying with the Arrangement Agreement (it being understood and agreed that such confidentiality and standstill agreement need not restrict the making of an Acquisition Proposal or related communications to Valens or the Valens Board); and (ii) concurrently providing SNDL with access to any information that was provided to such Person and not previously provided to SNDL and (iii) promptly providing SNDL with a true, complete and final executed copy of such confidentiality and standstill agreement (if entered into after the date of the Arrangement Agreement), may provide copies of, access to or disclosure of information, properties, facilities, Books or Records of Valens or its Subsidiaries, if:

(a)	the Valens Board first determines in good faith, after consultation with its financial advisors and its outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal; and

(b)	Valens has been, and continues to be, in compliance with its obligations under the Arrangement Agreement.

Valens has agreed that if it receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by Valens Shareholders the Valens Board may, or may cause Valens to, make a Change in Recommendation and approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, if and only if:

(a)	Valens has been, and continues to be, in compliance with its obligations under the Arrangement Agreement;

(b)	Valens or its Representatives have delivered to SNDL a written notice of the determination of the Valens Board that it has received a Superior Proposal and of the intention to approve, recommend or enter into a definitive agreement with respect to such Superior Proposal, including a notice as to the value in financial terms that the Valens Board has, in consultation with its financial advisors, determined should be ascribed to any non-cash consideration offered under the Superior Proposal (the “Superior Proposal Notice”);

(c)	Valens or its Representatives have provided to SNDL a copy of any proposed definitive agreement for the Superior Proposal;

(d)	at least five (5) Business Days (the “Matching Period”) have elapsed from the date that is the later of the date on which SNDL received the Superior Proposal Notice and the date on which SNDL received a copy of the definitive agreement for the Superior Proposal;

(e)	after the Matching Period, the Valens Board has determined in good faith, after consultation with its legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal (and, if applicable, compared to the terms of the Arrangement as proposed to be amended by SNDL under the Arrangement Agreement); and

(f)	prior to or concurrently with making a Change in Recommendation or entering into such definitive agreement Valens terminates the Arrangement Agreement pursuant to the terms therein and pays the Termination Amount pursuant to the terms of the Arrangement Agreement.

SNDL and Valens have agreed that during the Matching Period, or such longer period as Valens may approve in writing for such purpose: (a) the Valens Board will review any offer made by SNDL to amend the terms of the Arrangement Agreement and the Arrangement in good faith, after consultation with outside legal and financial advisors, in order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously constituting a Superior Proposal ceasing to be a Superior Proposal; and (b) Valens will negotiate in good faith with SNDL to make such amendments to the terms of the Arrangement Agreement and the Arrangement as would enable SNDL and/or its affiliates to proceed with the transactions contemplated by the Arrangement Agreement on such amended terms. If as a consequence of the foregoing the Valens Board determines that such Acquisition Proposal would cease to be a Superior Proposal, Valens will promptly so advise SNDL and Valens and SNDL will amend the Arrangement Agreement to reflect such offer made by SNDL, and will take and cause to be taken all such actions as are necessary to give effect to the foregoing.

SNDL and Valens have agreed that each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by Valens Shareholders or other material terms or conditions thereof will constitute a new Acquisition Proposal for the purposes of the Arrangement Agreement, provided that the Matching Period in respect of such new Acquisition Proposal will extend only until the later of the end of the initial five (5) Business Day Matching Period and 36 hours after SNDL received the Superior Proposal Notice for the new Acquisition Proposal.

Nothing in the Arrangement Agreement prohibits the Valens Board from responding through a directors’ circular or otherwise as required by applicable Securities Laws to an Acquisition Proposal that it determines is not a Superior Proposal. Further, nothing in the Arrangement Agreement prevents the Valens Board from making any disclosure to the Valens Shareholders if the Valens Board, acting in good faith and upon the advice of its outside legal and financial advisors, has determined that the failure to make such disclosure would be inconsistent with the fiduciary duties of the Valens Board or such disclosure is otherwise required under Law; provided, however, that, notwithstanding the Valens Board is permitted to make such disclosure, the Valens Board is not permitted to make a Change in Recommendation, other than as permitted by the terms of the Arrangement Agreement.

If Valens provides a Superior Proposal Notice to SNDL after a date that is less than five (5) Business Days before the Meeting, Valens will be entitled to, and will upon request from SNDL, postpone the Meeting to a date that is not more than fifteen (15) Business Days after the scheduled date of the Meeting (and, in any event, prior to February 28, 2023 (the “Outside Date”)).

Termination

The Arrangement Agreement may be terminated prior to the Effective Time by the mutual written agreement of SNDL and Valens. Additionally, either SNDL or Valens may terminate the Arrangement Agreement prior to the Effective Time if:

(a)	the Meeting is duly convened and held and the Arrangement Resolution is voted on by Valens Shareholders and not approved by Valens Shareholders as required by the Interim Order and the requirements of MI 61-101, as applicable;

(b)	after the date of the Arrangement Agreement, any Law is enacted, made, enforced or amended, as applicable, that makes the consummation of the Arrangement illegal or otherwise prohibits or enjoins Valens or SNDL and/or its affiliates from consummating the Arrangement, and such Law has, if applicable, become final and non-appealable, provided that a Party seeking to terminate the Arrangement Agreement pursuant to the terms therein is not then in breach of the Arrangement Agreement so as to directly or indirectly cause any Representation, Warranty or Covenant as applicable, not to be satisfied; or

(c)	the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to the terms therein if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement.

The Arrangement Agreement may be terminated prior to the Effective Time by Valens if:

(a)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of SNDL under the Arrangement Agreement occurs that would cause certain conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement; provided that any wilful breach will be deemed to be incapable of being cured and Valens is not then in breach of the Arrangement Agreement; or

(b)	prior to the approval by Valens Shareholders of the Arrangement Resolution, the Valens Board makes a Change in Recommendation or Valens or a Subsidiary of Valens enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal in accordance with the Arrangement Agreement, provided Valens is then in compliance with the Arrangement Agreement and that prior to or concurrent with such termination Valens pays the Termination Amount in accordance with the Arrangement Agreement; or

(c)	there has occurred a SNDL Material Adverse Effect which is incapable of being cured on or prior to the Outside Date;

The Arrangement Agreement may be terminated prior to the Effective Time by SNDL if:

(a)	a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Valens under the Arrangement Agreement occurs that would cause certain conditions in the Arrangement Agreement not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the Arrangement Agreement; provided that any wilful breach will be deemed to be incapable of being cured and SNDL is not in breach of the Arrangement Agreement so as to directly or indirectly cause certain conditions in the Arrangement Agreement not to be satisfied;

(b)	prior to the approval by Valens Shareholders of the Arrangement Resolution, (A) the Valens Board fails to unanimously recommend, withdraws, amends, modifies or qualifies in a manner that has substantially the same effect, the approval or recommendation of the Arrangement or the Arrangement Resolution (a “Change in Recommendation”) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of no more than five (5) Business Days after the formal announcement thereof will not be considered a Change in Recommendation); or (B) the Valens Board approves, recommends or authorizes Valens to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) concerning a Superior Proposal or (C) Valens breaches its covenant regarding non-solicitation in any material respect;

(c)	the condition requiring that Valens Shareholders shall not have exercised their Dissent Rights in connection with the Arrangement with respect to more than 10% of the outstanding Valens Shares Dissent Rights is not being satisfied by the Outside Date; or

(d)	there has occurred a Valens Material Adverse Effect which is incapable of being cured on or prior to the Outside Date.

Subject to certain exceptions in the Arrangement Agreement, the Party desiring to terminate the Arrangement Agreement will give notice of such termination to the other Party, specifying in reasonable detail the basis for such Party’s exercise of its termination right.

Termination Payments

Valens will be obligated to pay to SNDL $8,000,000 million (the “Termination Amount”) in the event that the Arrangement Agreement is terminated (note that for the purposes of this section, the term “Acquisition Proposal” has the meaning assigned to this term in the Glossary of Terms of this Circular, except that references to “20% or more” should be read as references to “50% or more”):

(a)	by SNDL if (i) the Valens Board makes a Change in Recommendation; or (ii) the Valens Board approves, recommends or authorizes Valens to enter into a written agreement (other than a confidentiality agreement permitted by and in accordance with the terms of the Arrangement Agreement) concerning a Superior Proposal;

(b)	by Valens if prior to the approval by Valens Shareholders of the Arrangement Resolution, the Valens Board makes a Change in Recommendation or Valens or a Subsidiary of Valens enters into a written agreement (other than a confidentiality agreement permitted by and in accordance with the terms of the Arrangement Agreement) with respect to a Superior Proposal in accordance with the terms of the Arrangement Agreement, provided Valens is then in compliance with the Arrangement Agreement and that prior to or concurrent with such termination Valens pays the Termination Amount in accordance with the Arrangement Agreement;

(c)	by Valens or SNDL if (i) the Meeting is duly convened and held and the Arrangement Resolution is voted on by Valens Shareholders and not approved by Valens Shareholders as required by the Interim Order and the requirements of MI 61-101, as applicable; or (ii) the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate the Arrangement Agreement pursuant to the terms of the Arrangement Agreement if the failure of the Effective Time to so occur has been caused by, or is a result of, a breach by such Party of any of its representations or warranties or the failure of such Party to perform any of its covenants or agreements under the Arrangement Agreement if (i) following the date of the Arrangement Agreement and prior to such termination, an Acquisition Proposal is made or publicly announced by any Person (other than SNDL or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and (ii) within twelve (12) months following the date of such termination, (a) an Acquisition Proposal is consummated by Valens or any of its Subsidiaries, or (b) Valens or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination);

(d)	by SNDL pursuant to a breach by Valens of any representation or warranty or a failure to perform any covenant that would cause a breach of conditions relating to Valens’ representations, warranties and covenants due to wilful breach of Valens, if (i) following the date of the Arrangement Agreement and prior to such termination, an Acquisition Proposal is made or publicly announced by any Person (other than SNDL or any of its affiliates or any Person acting jointly or in concert with any of the foregoing); and (ii) within twelve (12) months following the date of such termination, (a) an Acquisition Proposal is consummated by Valens or any of its Subsidiaries, or (b) Valens or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination); or

(e)	by SNDL pursuant to a material breach by Valens of the non-solicitation covenants in the Arrangement Agreement, if, within twelve (12) months following the date of such termination, (i) an Acquisition Proposal is consummated by Valens or any of its Subsidiaries, or (ii) Valens or any of its Subsidiaries, directly or indirectly, in one or more transactions, enters into a Contract (other than a confidentiality or standstill agreement) in respect of an Acquisition Proposal and such Acquisition Proposal is later consummated (whether or not within twelve (12) months after such termination).

Reimbursement of Expenses

Valens has agreed that it will be obligated to reimburse SNDL for all SNDL’s reasonable, documented out-of-pocket costs and expenses incurred in connection with the transactions contemplated by the Arrangement Agreement up to an aggregate amount of $1,000,000 (“Expense Reimbursement”) if the Arrangement Agreement is terminated by SNDL as a result of a breach by Valens of a representation or warranty or a failure to perform a covenant, or the material breach of Valens’ covenant regarding non-solicitation. Valens must pay SNDL the Expense Reimbursement within two (2) Business Days of such termination. Valens will only be obligated to pay the Expense Reimbursement to SNDL once. No Expense Reimbursement pursuant to the Arrangement Agreement will be payable by Valens to SNDL if Valens has paid the Termination Amount (See “Summary of Material Agreements – Arrangement Agreement – Termination Amount” for further details on the Termination Amount), and Valens will only be required to pay the difference between the Termination Amount and the Expense Reimbursement if, after Valens has paid the Expense Reimbursement to SNDL, Valens becomes obligated to pay the Termination Amount.

Valens Options and Valens Legacy Options

Pursuant to the Arrangement, and notwithstanding the terms of the Valens Incentive Award Plan or the Valens Legacy Option Plan, each Valens Option and Valens Legacy Option outstanding at the Effective Time, whether vested or unvested, will be deemed to be vested to the fullest extent, and will be exchanged for a Replacement Option to purchase from SNDL the number of SNDL Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Valens Shares subject to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per SNDL Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Valens Share otherwise purchasable pursuant to such Valens Option or Valens Legacy Option, as applicable, immediately prior to the Effective Time, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Valens Option or Valens Legacy Option, as applicable.

Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Valens Option or Valens Legacy Option, as applicable, so exchanged, and will be governed by the terms of the Valens Incentive Award Plan or the Legacy Option Plan, as applicable, as assumed by the SNDL, and any document evidencing a Valens Option or Valens Legacy Option, as applicable, will thereafter evidence and be deemed to evidence such Replacement Option.

Valens RSUs and Valens DSUs

Pursuant to the Arrangement Agreement, Valens has agreed to cause the terms of the Valens RSUs and the Valens DSUs that are outstanding prior to the Effective Time to be amended in accordance with the terms and conditions of the Valens Incentive Award Plan and applicable Securities Laws such that:

(a)	the vesting of such Valens RSUs and Valens DSUs will be accelerated to the moment immediately preceding the Effective Time; and

(b)	such Valens RSUs and Valens DSUs will be required to be settled, and will be settled, in the form of Valens Shares pursuant to the Valens Incentive Award Plan, effective prior to the Effective Time.

For the avoidance of doubt, the Valens Shares received upon settlement of the Valens RSUs and Valens DSUs will be subject to the Plan of Arrangement.

Valens Warrants

In accordance with the terms of each of the Valens Warrants and the applicable Valens Warrant Indenture, each holder of a Valens Warrant will be entitled to receive (and such holder will accept) upon the exercise of such holder’s Valens Warrant, in lieu of Valens Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by the Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Valens Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Valens Warrants immediately prior to the Effective Time. Each Valens Warrant will continue to be governed by and be subject to the terms of the applicable Valens Warrant certificate and the applicable Valens Warrant Indenture, subject to any supplemental exercise documents issued by SNDL to holders of Valens Warrants to facilitate the exercise of the Valens Warrants and the payment of the corresponding portion of the exercise price thereof. Upon the exercise of a Valens Warrant following the Effective Time, SNDL will deliver the SNDL Shares needed to settle such exercise. Holders of Valens Warrants will be advised that securities issuable upon the exercise of the Valens Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may only be offered, sold or otherwise transferred pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state Securities Laws, if any.

Upon any exercise of a Valens Warrant following the Effective Time, SNDL will deliver the applicable number of SNDL Shares required to settle such exercise.

Voting Support Agreements

This section of the Circular describes the material provisions of the Voting Support Agreements, but does not purport to be complete and may not contain all of the information about the Voting Support Agreements that is important to a particular Valens Shareholder. This summary is qualified in its entirety by reference to the Voting Support Agreements, a form of which is available under the issuer profile of Valens on SEDAR at www.sedar.com and under the profile of Valens on EDGAR at www.sec.gov. Valens encourages its shareholders to read the Voting Support Agreements in its entirety.

Concurrently with the execution and delivery of the Arrangement Agreement, Valens delivered to SNDL duly executed Voting Support Agreements from each of the Supporting Shareholders. Subject to the terms and conditions of the Voting Support Agreements, each Supporting Shareholder has agreed to, among other things, support the Arrangement and vote his Valens Shares in favour of the Arrangement Resolution.

Among other customary termination events, a Voting Support Agreement may be terminated with the mutual consent of SNDL and the respective Supporting Shareholder or by either of them if the Arrangement Agreement is terminated in accordance with its terms.

As of the date of this Circular, the Supporting Shareholders, together with their associates and affiliates, owned or exercised control or direction over an aggregate of 2,945,366 Valens Shares representing approximately 3.6% of the outstanding Valens Shares.

Assignment and Assumption Agreement and Amended and Restated Credit Agreement

Concurrently with the execution and delivery of the Arrangement Agreement on August 22, 2022, SNDL, Valens and the Secured Lender entered into an assignment and assumption agreement (the “Assignment and Assumption Agreement”) in respect of the obligations owing by Valens under the credit agreement, dated December 15, 2021, between Valens and the Secured Lender (the “Credit Agreement”), pursuant to which the Secured Lender agreed to advance to Valens the Term Loan.

Pursuant to the Assignment and Assumption Agreement, the Secured Lender assigned to SNDL all of its rights, titles, interests and obligations in, to and under the Credit Agreement and related loan documents, including, without limitation, the collateral in respect of which the Secured Lender held security interests.

On August 22, 2022, SNDL simultaneously entered into an amended and restated form of the Credit Agreement (such amended and restated form being the “A&R Credit Agreement”) with Valens pursuant to which the parties amended certain terms and conditions of Valens’ Term Loan. More specifically, the following are the principal amendments to the terms and conditions of the Credit Agreement that were implemented by the execution by Valens and SNDL of the A&R Credit Agreement:

(a)	the maximum principal amount of the Term Loan was increased to $60 million;

(b)	the “Multiple on Invested Capital”, being an amount that is payable by Valens to SNDL in certain circumstances under the terms of the A&R Credit Agreement, was amended to be equal to $2 million, as may be adjusted to reflect the portion of the principal amount of the up-sized Term Loan, if any, that has been repaid up to the applicable date of calculation;

(c)	Valens was granted the right to elect, on two occasions, to pay all or a portion of a quarterly interest payment under the A&R Credit Agreement in the form of Valens Shares (rather than in cash); and

(d)	certain other amendments of a house-keeping nature.

All transactions contemplated by the Assignment and Assumption Agreement and A&R Credit Agreement were effective as of August 22, 2022. Valens Shareholders are not being asked to consider or approve these agreements in connection with approving the Arrangement.

The foregoing is a summary of the principal amendments of the terms and conditions of the Credit Agreement implemented by the execution of the A&R Credit Agreement. This summary does not purport to be complete and is qualified in their entirety by reference to the complete text of the A&R Credit Agreement. A copy of the A&R Credit Agreement is available under the issuer profiles of each of SNDL and Valens on SEDAR at www.sedar.com and under the profiles of SNDL and Valens on EDGAR at www.sec.gov.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes, as of the date of this Circular, the principal Canadian federal income tax considerations under the Tax Act of the Arrangement generally applicable to a beneficial owner of Valens Shares who, at all relevant times, for the purposes of the Tax Act: (i) holds such Valens Shares and will hold any SNDL Shares acquired under the Arrangement as capital property; (ii) deals at arm’s length with Valens and SNDL; and (iii) is not affiliated with Valens or SNDL (a “Holder”). Valens Shares and SNDL Shares, as the case may be, will generally be considered capital property to a Holder for purposes of the Tax Act provided the Holder does not use or hold such shares in the course of carrying on a business and has not acquired such shares in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and an understanding of the current published administrative policies of the CRA. This summary assumes that the Tax Proposals will be enacted in the form proposed; however, no assurance can be given that the Tax Proposals will be enacted as proposed or at all. This summary does not otherwise take into account or anticipate any changes in law or the CRA’s administrative policies, whether by legislative, governmental or judicial decision or action, nor does it take into account any provincial, territorial or foreign income tax legislation or considerations. This summary assumes that each of Valens and SNDL are, at all times, a “taxable Canadian corporation” within the meaning of the Tax Act.

This summary is not applicable to a Holder: (i) that is a “financial institution” as defined in the Tax Act for the purposes of the “mark-to-market property” rules contained in the Tax Act; (ii) that is a “specified financial institution” as defined in the Tax Act; (iii) an interest in which is a “tax shelter investment” as defined in the Tax Act; (iv) that has elected to determine its “Canadian tax results” in a currency other than Canadian currency pursuant to the “functional currency reporting” rules in the Tax Act; (v) that has entered into, or will enter into, a “derivative forward agreement”, “synthetic disposition arrangement” or “dividend rental arrangement”, each as defined in the Tax Act, in respect of Valens Shares or SNDL Shares, as applicable; (vi) that is exempt from tax under Part I of the Tax Act; (vii) that is a “foreign affiliate”, as defined in the Tax Act, of a taxpayer resident in Canada; or (viii) who acquired any Valens Shares upon the exercise of an employee stock option or other employee compensation plan. Such Holders should consult their own tax advisors with respect to the Arrangement.

In addition, this summary does not address the income tax considerations of the Arrangement applicable to Holders of: (i) Valens Options; (ii) Legacy Options; (iii) Valens DSUs; (iv) Valens RSUs; or (v) Valens Warrants. Holders of such securities should consult with their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada and is, or becomes or does not deal at arm's length with a corporation resident in Canada, that is or becomes as part of a transaction or event or series of transactions or events that includes the Arrangement, controlled by a non-resident Person or a group of non-resident Persons not dealing with each other at arm's length for the purposes of the "foreign affiliate dumping" rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

Generally, for purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act. As a result, the amount of dividends to be included in the income of, and the amount of capital gains or capital losses realized by, a Holder of SNDL Shares may be affected by fluctuation in the Canadian/U.S. dollar exchange.

This summary is of a general nature only, and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, and should not be construed to be, legal, tax, or business advice to any particular Holder. Consequently, Holders should consult their own tax advisors regarding the tax consequences applicable to them in their particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Certain Resident Holders whose Valens Shares or SNDL Shares might not otherwise qualify as capital property may be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have those shares and any other “Canadian security”, as defined in the Tax Act, owned in the year of the election and any subsequent taxation year, deemed to be capital property. Resident Holders contemplating making such an election are urged to consult their own tax advisors with respect to whether such election is available or advisable having regard to their own particular circumstances.

Exchange of Valens Shares for SNDL Shares

Pursuant to the Arrangement, a Resident Holder, other than a Dissenting Resident Holder (as defined below) will exchange the Holder's Valens Shares for SNDL Shares. Such Resident Holder will be deemed to have disposed of such Valens Shares under a tax-deferred share-for-share exchange under section 85.1 of the Tax Act. More specifically, the Resident Holder will be deemed to have disposed of the Valens Shares for proceeds of disposition equal to the adjusted cost base of the Valens Shares to such Resident Holder, determined immediately before the Effective Time, and the Resident Holder will be deemed to have acquired the SNDL Shares at an aggregate cost equal to such adjusted cost base of the Valens Shares. This cost will be averaged with the adjusted cost base of all other SNDL Shares (if any) held by the Resident Holder as capital property immediately before the disposition for the purpose of determining the adjusted cost base of each SNDL Share held by the Resident Holder. This deferral will not apply where (a) the Resident Holder has, in the Resident Holder’s income tax return for the year in which the exchange occurs, included in computing income any portion of the capital gain (or capital loss) arising on the exchange otherwise determined, or (b) immediately after the exchange, such Resident Holder, persons with whom such Resident Holder does not deal at arm’s length for purposes of the Tax Act, or such Resident Holder together with such persons, either controls SNDL or beneficially owns shares of the capital stock of SNDL having a fair market value of more than 50% of the fair market value of all outstanding shares of the capital stock of SNDL.

A Resident Holder who exchanges Valens Shares for SNDL Shares pursuant to the Arrangement and who elects to include for the year the exchange occurs any portion of the gain (or loss) otherwise arising, such capital gain (or capital loss) will be equal to the amount by which the fair market value of the SNDL Shares received on the exchange of Valens Shares (determined at the time of the exchange) exceeds (or is less than the aggregate of the adjusted cost base to the Resident Holder of such Valens Share, determined immediately before the Effective Time, and any reasonable costs of disposition. The amount of any capital loss realized by a Resident Holder that is a corporation, trust or partnership may be denied in certain cases where such holder acquired the Valens Shares in a transaction subject to the stop-loss rules described in the Tax Act. For a description of the tax treatment of capital gains and capital losses, see " Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses" below. The cost of the SNDL Shares acquired on the exchange will be equal to the fair market value thereof in these circumstances. This cost will be averaged with the adjusted cost base of all other SNDL Shares held by the Resident Holder as capital property immediately before the disposition for the purpose of determining the adjusted cost base of such SNDL Shares.

Dividends Received on SNDL Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received or deemed to be received on such holder’s SNDL Shares in the taxation year. In the case of a Resident Holder who is an individual (other than certain trusts) such dividends will generally be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations, including the enhanced gross-up and dividend tax credit rules applicable to any dividends designated by SNDL as "eligible dividends", as defined in the Tax Act, in accordance with the provisions of the Tax Act. There may be limitations on the ability of SNDL to designate dividends as eligible dividends.

A dividend received (or deemed to be received) by a Resident Holder that is a corporation will generally be deductible in computing the corporation's taxable income. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of a disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

A corporation that is a "private corporation" or a "subject corporation" (as defined in the Tax Act) may be liable under Part IV of the Tax Act to pay a refundable tax on any dividend that it receives or is deemed to receive on SNDL Shares to the extent that the dividend is deducible in computing the corporation's taxable income.

Taxable dividends received by an individual or trust, other that certain specified trusts, may give rise to minimum tax under the Tax Act.

Disposing of SNDL Shares

Generally, on a disposition or deemed disposition by a Resident Holder of an SNDL Share, the Resident Holder will realize a capital gain (or a capital loss) equal to the amount, if any, by which the proceeds of disposition exceed (or are less than) the aggregate of the adjusted cost base to the Resident Holder of the SNDL Share immediately before the disposition or deemed disposition and any reasonable costs of disposition. For a description of the tax treatment of capital gains and capital losses, see "Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada - Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the income of the Resident Holder for that year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year, to the extent and under the circumstances described in the Tax Act. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a share may be reduced by the amount of certain dividends received, or deemed to have been received, by the Resident Holder on such share (or on another share for which such share is substituted or exchanged) to the extent and under the circumstances described in the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns a share or where a trust or partnership of which a corporation is a beneficiary or a member is a member of a partnership or a beneficiary of a trust that owns any such share. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

A Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) throughout its taxation year may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), which generally includes interest and net taxable capital gains. On August 9, 2022, Minister of Finance (Canada) released certain Tax Proposals to amend the Tax Act to extend the liability for refundable tax on aggregate investment income to a Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals). Any such Resident Holder should consult with their own tax advisors in this regard.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for minimum tax as calculated under the detailed rules set out in the Tax Act.

Dissenting Resident Holders

A Resident Holder who exercises Dissent Rights in respect of the Arrangement (a "Dissenting Resident Holder") and who disposes of Valens Shares in consideration for a cash payment from Valens will be deemed to have received a dividend from Valens equal to the amount by which the cash payment (other that any portion of the payment that is interest awarded by a court) exceeds the paid-up capital (computed for the purpose of the Tax Act) of the Valens Shares held by such Dissenting Resident Holder. The balance of the payment (equal to the paid-up capital of the Dissenting Resident Holder's Company Shares) will be treated as proceeds of disposition. The Dissenting Resident Holder will also realize a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Dissenting Resident Holder's Valens Shares. In certain circumstances, a Dissenting Resident Holder that is a corporation may be required to treat all or a portion of the deemed dividend as proceeds of disposition for the purposes of the Tax Act.

Any deemed dividend received by a Dissenting Resident Holder and any capital gain or capital loss realized by the Dissenting Resident Holder, will be treated in the same manner as described under the above headings "Dividends Received on SNDL Shares" and "Taxation of Capital Gains and Capital Losses".

A Dissenting Resident Holder will be required to include in computing its income for the purposes of the Tax Act any interest awarded by a court in connection with the Arrangement.

A Dissenting Resident Holder that is a “Canadian-controlled private corporation” (as defined in the Tax Act) through its taxation year may be liable to pay a refundable tax on its “aggregate investment income” (as defined in the Tax Act), which generally includes interest and net taxable capital gains. On August 9, 2022, the Minister of Finance (Canada) released certain Tax Proposals to amend to Tax Act to amend the Tax Act to extend the liability for refundable tax on aggregate investment income to a Dissenting Resident Holder that is a “substantive CCPC” (as defined in the Tax Proposals).

Any such Dissenting Resident Holder should consult with their own tax advisors with respect to the Canadian federal income tax consequences of exercising their Dissent Rights.

Eligibility for Investment

Provided that the SNDL Shares are, at the Effective Time and at all relevant times, listed on a “designated stock exchange” for purposes of the Tax Act (which currently includes Nasdaq), the SNDL Shares will be a “qualified investment” under the Tax Act for a trust governed by a registered retirement savings plan, a registered retirement income fund, a registered education savings plan, a registered disability savings plan, a tax-free savings account (each a “Registered Plan”), or a deferred profit sharing plan.

Notwithstanding that a SNDL Share may be a qualified investment for trusts governed by a Registered Plan, the annuitant, holder or subscriber (the "Controlling Individual") of, or under, the Registered Plan will be subject to a penalty tax on the share if it is a "prohibited investment" (as defined in subsection 207.01(1) of the Tax Act). A SNDL Share will generally not be a "prohibited investment" for a Registered Plan provided that the Controlling Individual of the Registered Plan: (i) deals at arm's length with SNDL for purposes of the Tax Act and does not have a "significant interest" (as defined in subsection 207.01(4) of the Tax Act) in SNDL, or (ii) SNDL Shares are "excluded property" (as defined in subsection 207.01(1) of the Tax Act) for the Registered Plan.

Based on Tax Proposals released on August 9, 2022, the SNDL Shares would also be a qualified investment for a trust governed by first home savings account (“FHSA”). Holders of FHSAs would also be subject to the prohibited investment rules described above.

Resident Holders who intend to hold SNDL Shares in a Registered Plan, deferred profit sharing plan, or a FHSA should consult their own tax advisors regarding the application of these rules in their particular circumstances.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty or convention, is not, and is not deemed to be, resident in Canada and does not use or hold, and is not deemed to use or hold, Valens Shares or SNDL Shares in a business carried or deemed to be carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Holder that is an insurer carrying on an insurance business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act) and such Holders are urged to consult their own tax advisors.

Exchange of Valens Shares for SNDL Shares

Valens Shares held by Non-Resident Holders, other than Dissenting Non-Resident Holders, as defined below, will be exchanged for SNDL Shares as part of the Arrangement. Such exchange will occur on a tax-deferred basis, unless the Non-Resident Holder chooses to recognize a capital gain or capital loss as described in the following paragraph.

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a Valens Share, unless: (i) the Valens Share is "taxable Canadian property" of the Non-Resident Holder for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

Provided that, at the time of disposition, the Valens Shares are listed on a "designated stock exchange" as defined in the Tax Act (which currently includes the TSX and Nasdaq) a Valens Share will not constitute taxable Canadian property of a Non-Resident Holder at that time, unless at any time during the 60-month period immediately preceding that time: (i) one or any combination of (a) the Non-Resident Holder, (b) Persons with whom the Non-Resident Holder does not deal at arm's length, and (c) partnerships in which the Non-Resident Holder or a Person described in (b) holds a membership interest directly or indirectly through one or more partnerships, owned 25% or more of the issued shares of any class or series of the capital stock of Valens; and (ii) more than 50% of the fair market value of such share was derived directly or indirectly from one or any combination of real or immovable property situated in Canada, Canadian resource property (as defined in the Tax Act), timber resource property (as defined in the Tax Act), and options in respect of, or interests in, or civil law rights in, any such properties (whether or not such property exists). In addition, Valens Shares may be deemed to be "taxable Canadian property" for the purposes of the Tax Act of a Non-Resident Holder in certain circumstances.

In the event that Valens Shares are or are deemed to be "taxable Canadian property" of the Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention, the consequences to such Non-Resident Holder will be substantially the same as those described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Valens Shares for SNDL Shares” as if the Non-Resident Holder were a Resident Holder thereunder.

Non-Resident Holders who dispose of Valens Shares that are, or may be, "taxable Canadian property" should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstances.

Dividends Received on the SNDL Shares

Dividends paid or credited, or deemed to be paid or credited, on a Non-Resident Holder's SNDL Shares will be subject to withholding tax under the Tax Act at a rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. In the case of a beneficial owner of dividends who is a resident of the United States for purposes of the Canada – United States Tax Convention (1980), as amended, and who is entitled to the benefits of that treaty, the rate of withholding will generally be reduced to 15% (or 5% in the case of a company beneficially owning at least 10% of SNDL voting shares). Non-Resident Holders should consult their own tax advisors in this regard.

Disposing of SNDL Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition or deemed disposition of a SNDL Share, unless: (i) the SNDL Share is "taxable Canadian property" of the Non-Resident Holder at the time of disposition or deemed disposition for purposes of the Tax Act; and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident.

The circumstances in which SNDL Shares may constitute taxable Canadian property of a Non-Resident Holder will generally be the same as described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Valens Shares for SNDL Shares”. In addition, where a Non-Resident Holder acquires SNDL Shares in exchange for Valens Shares that are taxable Canadian property, the SNDL Shares will be deemed to be taxable Canadian property for the 60-month period that commences on the Effective Date.

In the event that SNDL Shares are or are deemed to be taxable Canadian property of a Non-Resident Holder and the Non-Resident Holder is not entitled to an exemption under an applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident, the consequences to such Non-Resident Holder will be substantially the same as those described above in the second paragraph under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Disposing of SNDL Shares” as if the Non-Resident Holder were a Resident Holder thereunder.

Non-Resident Holders who dispose of SNDL Shares that are, or may be, "taxable Canadian property" should consult their own tax advisors concerning the Canadian income tax consequences of the disposition and the potential requirement to file a Canadian income tax return depending on their particular circumstance

Dissenting Non-Resident Holders

A Non-Resident Holder who exercises Dissent Rights in respect of the Arrangement (a “Dissenting Non-Resident Holder”) and disposes of Valens Shares to Valens in consideration for cash payment from Valens will realize a dividend and capital gain or loss in the same manner as discussed above under “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada - Dissenting Resident Holders”.

Any deemed dividend received by a Dissenting Non-Resident Holder will be subject to Canadian withholding tax as described above under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Dividends Received on SNDL Shares”.

A Dissenting Non-Resident Holder will generally not be subject to income tax under the Tax Act in respect of any capital gain realized on a disposition of Valens Shares pursuant to the exercise of their Dissent Rights unless such Valens Shares are, or are deemed to be, taxable Canadian property to such Dissenting Non-Resident Holder, as discussed above under the heading "Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Exchange of Valens Shares for SNDL Shares", and the Non-Resident Holder is not entitled to an exemption from tax under the Tax Act pursuant to the terms of an applicable income tax treaty or convention between Canada and the country in which the Dissenting Non-Resident Holder is resident. Dissenting Non-Resident Holders whose Valens Shares may constitute taxable Canadian property should consult their own tax advisors.

Where a Dissenting Non-Resident Holder receives interest in connection with the exercise of Dissent Rights in respect of the Arrangement, the interest will not be subject to Canadian withholding tax under the Tax Act.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes certain United States federal income tax considerations generally applicable to Valens Shareholders who are U.S. Holders (as defined below) relating to the Arrangement and to the ownership and disposition of SNDL Shares received by U.S. Holders pursuant to the Arrangement. This summary is based upon the United States Internal Revenue Code of 1986, as amended (the “Code”), final and temporary Treasury Regulations promulgated thereunder (the “Treasury Regulations”), judicial authorities, the U.S. Treaty, published positions of the United States Internal Revenue Service (the “IRS”), and other applicable authorities, all as in effect on the date hereof. Any of the authorities on which this summary is based could be subject to differing interpretations and could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis. This summary is not applicable to a Holder of Valens Options, Valens RSUs, Valens PSUs, Valens DSUs and Valens Warrants with respect to such Valens Options, Valens RSUs, Valens PSUs, Valens DSUs and Valens Warrants. Holders of Valens Options, Valens RSUs, Valens PSUs, Valens DSUs and Valens Warrants are urged to consult their own tax advisors. Except as specifically set forth below, this summary does not discuss applicable tax filing and reporting requirements.

There can be no assurance that the IRS will not challenge any of the tax considerations described in this summary, and neither Valens nor SNDL has obtained, or intends to obtain, a ruling from the IRS or an opinion from legal counsel with respect to the United States federal income tax considerations discussed herein. This summary addresses only certain considerations arising under United States federal income tax law, and it does not address any other United States federal tax considerations (such as the alternative minimum tax, the Medicare tax on net investment income, and estate or gift taxation) or any tax considerations arising under the laws of any state, locality or non-United States taxing jurisdiction.

This summary does not address the United States federal income tax consequences of transactions effected prior or subsequent to, or concurrently with the Arrangement (whether or not any such transactions are undertaken in connection with the Arrangement), including, without limitation, the following:

•	any conversion into Valens Shares, SNDL Shares or cash of any notes, debentures or other debt instruments;

•	any vesting, conversion, assumption, disposition, exercise, exchange, or other transaction involving restricted share units, deferred share units, or any rights to acquire Valens Shares or SNDL Shares, including the Valens Options, Valens RSUs, Valens PSUs, Valens DSUs and Valens Warrants; and

•	any transaction, other than the Arrangement, in which Valens Shares, SNDL Shares or cash are acquired.

This summary is of a general nature only and does not address all of the United States federal income tax considerations that may be relevant to a U.S. Holder in light of such U.S. Holder’s particular circumstances. This discussion applies only to a U.S. Holder who holds Valens Shares, or will hold SNDL Shares, as applicable, as “capital assets” within the meaning Section 1221 of the Code (generally, property held for investment purposes), and does not address the special tax rules that may apply to certain taxpayers, such as:

•	brokers, dealers or traders in securities;

•	Persons that hold Valens Shares, or will hold SNDL Shares, as part of a hedging, conversion or other integrated or similar transaction, synthetic security or a straddle;

•	governments or agencies or instrumentalities thereof;

•	Persons whose functional currency is not the United States dollar;

•	certain former citizens or residents of the United States;

•	Persons that are owners of an interest in a partnership or other pass-through entity that is a holder of Valens Shares or SNDL Shares;

•	S corporations;

•	regulated investment companies;

•	real estate investment trusts;

•	personal holding companies and corporations that accumulate earnings to avoid United States federal income tax;

•	tax-qualified retirement plans, individual retirement accounts and other tax-deferred accounts;

•	banks and other financial institutions;

•	insurance companies;

•	Persons who have elected a mark-to-market method of accounting;

•	tax-exempt organizations (including private foundations);

•	any Person who owns or has owned, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of the stock of Valens;

•	any Person who owns, following the Arrangement, directly, indirectly, or constructively, 10% or more of the total combined voting power or value of the stock of SNDL;

•	Persons subject to special tax accounting rules under Section 451(b) of the Code;

•	U.S. Holders subject to special tax accounting rules;

•	corporations that accumulate earnings to avoid United States federal income tax;

•	Persons who received their Valens Shares upon the exercise of options to acquire Valens Shares or otherwise as compensation for services; and

•	partnerships (or other entities or arrangements classified as partnerships) and investors in such pass-through entities.

U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, are urged to consult their own tax advisors regarding the United States and non-United States tax consequences relating to the Arrangement and the ownership and disposition of SNDL Shares received pursuant to the Arrangement.

For purposes of this summary, a “U.S. Holder” means a beneficial owner of Valens Shares or SNDL Shares, as the case may be, who is, for United States federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity that is classified as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any State thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust (i) that has validly elected to be treated as a United States person for United States federal income tax purposes or (ii) the administration over which a court within the United States can exercise primary supervision and all of the substantial decisions of which one or more United States persons (as determined for United States federal income tax purposes) have the authority to control.

If a partnership (or other entity or arrangement classified as a partnership for United States federal income tax purposes) holds Valens Shares, the tax treatment of a partner of such partnership generally will depend upon the status of such partner and the activities of the partnership. Partners of partnerships holding Valens Shares should consult their own tax advisors regarding the specific tax consequences of the Arrangement and of the ownership and disposition of SNDL Shares.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Valens Shareholder. This summary is not exhaustive of all United States federal income tax considerations. Consequently, beneficial owners of Valens Shares are urged to consult their own tax advisors to determine the particular United States federal income tax considerations to them of the Arrangement and any other consequences to them in connection with the Arrangement under any other United States federal, state, local, and non-United States tax laws, having regard to their particular circumstances.

Exchange of Valens Shares for SNDL Shares by U.S. Holders Pursuant to the Arrangement

SNDL and Valens intend to treat the Arrangement as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code. However, neither SNDL nor Valens has sought or obtained (or will seek or obtain) either a ruling from the IRS or an opinion of legal counsel regarding the tax consequences of the transactions described herein. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Arrangement as a reorganization or that a United States court would uphold the status of the Arrangement as a reorganization in the event of an IRS challenge. U.S. Holders are urged to consult their own tax advisors regarding the proper tax reporting of the Arrangement.

Assuming that the exchange of Valens Shares pursuant to the Arrangement qualifies as a reorganization within the meaning of Section 368(a) of the Code and that a U.S. Holder of Valens Shares receives the SNDL Shares in exchange for Valens Shares, and subject to the discussion below under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, the following United States federal income tax consequences for a U.S. Holder of Valens Shares will result:

•	no gain or loss will be recognized by the U.S. Holder with respect to such U.S. Holder’s exchange of Valens Shares for SNDL Shares pursuant to the Arrangement;

•	the aggregate tax basis of the SNDL Shares that a U.S. Holder receives in exchange for his, her or its Valens Shares, will be the same as the aggregate tax basis of his, her or its Valens Shares exchanged;

•	the holding period for SNDL Shares received in the Arrangement generally will include the U.S. Holder’s holding period for the Valens Shares surrendered pursuant to the Arrangement; and

•	certain U.S. Holders may be required to report certain information to the IRS on their United States federal income tax returns for the tax year in which the Arrangement occurs, and to retain certain records related to the Arrangement.

If the Arrangement were to fail to qualify as a reorganization under Section 368(a) of the Code, the receipt of SNDL Shares in exchange for Valens Shares pursuant to the Arrangement would be a taxable transaction for United States federal income tax purposes. In this case, a U.S. Holder generally would recognize gain or loss for United States federal income tax purposes equal to the difference between (i) the fair market value of the SNDL Shares received by the U.S. Holder in exchange for the U.S. Holder’s Valens Shares; and (ii) the U.S. Holder’s tax basis in the Valens Shares surrendered in the Arrangement. The amount, character and timing of such gain or loss generally would be determined separately with respect to each block of Valens Shares owned by the U.S. Holder. For purposes of the foregoing, a block of stock generally consists of those shares of a particular class of Valens Shares that were acquired at the same time and at the same price. Subject to the discussion below under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, a U.S. Holder’s gain or loss on the disposition of Valens Shares generally would be characterized as capital gain or loss. Any such capital gain or loss generally would be long-term capital gain or loss if the U.S. Holder held the Valens Shares for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder who is an individual or other non-corporate taxpayer. Deductions for capital losses are subject to limitations under the Code.

Exercise of Dissent Rights Pursuant to the Arrangement by U.S. Holders

A U.S. Holder of Valens Shares who exercises Dissent Rights in the Arrangement and is paid cash in exchange for all of his, her or its Valens Shares generally will recognize gain or loss in an amount equal to the difference, if any, between (i) the United States dollar value of cash received by such U.S. Holder in exchange for Valens Shares (other than amounts, if any, that are or are deemed to be interest for United States federal income tax purposes, which amounts will be taxed as ordinary income) and (ii) the tax basis of such U.S. Holder in such Valens Shares surrendered. Subject to the discussion below under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held the Valens Shares for more than one year. Preferential tax rates may apply to long-term capital gains of a U.S. Holder who is an individual or other non-corporate taxpayer. Deductions for capital losses are subject to limitations under the Code.

Passive Foreign Investment Company Considerations for U.S. Holders

The United States federal income tax consequences of the Arrangement to a particular U.S. Holder generally will depend on whether Valens was a passive foreign investment company (a “PFIC”) during any taxable year in which the U.S. Holder owned Valens Shares, and, if so, whether SNDL is a PFIC in the taxable year that includes the Arrangement. In addition, the United States federal income tax consequences of holding or disposing of SNDL shares to a particular U.S. Holder generally will depend on whether SNDL is a PFIC during any taxable year in which the U.S. Holder owns SNDL shares.

In general, a non-United States corporation is a PFIC for any taxable year in which either (i) 75% or more of the non-United States corporation’s gross income is passive income, or (ii) 50% or more of the average quarterly value of the non-United States corporation’s assets produce or are held for the production of passive income. Passive income for this purpose generally includes, among other things and subject to various exceptions, dividends, interest, rents, royalties, and gains from the disposition of assets that produce passive income. Assets that produce or are held for the production of passive income generally include cash, even if held as working capital or raised in a public offering, marketable securities and other assets that may produce passive income. For purposes of determining whether a non-United States corporation is a PFIC, such non-United States corporation generally will be treated as holding its proportionate share of the assets and receiving directly its proportionate share of the income of any other corporation in which it owns, directly or indirectly, more than 25% (by value) of the stock.

PFIC Status of Valens

If Valens were a PFIC during any taxable year in which a U.S. Holder holds or held Valens Shares, and if SNDL were not a PFIC in the taxable year that includes the Arrangement, then the U.S. Holder might be required to recognize gain, if any, on the exchange of Valens Shares for the SNDL Shares pursuant to the Arrangement, regardless of whether the Arrangement qualifies as a reorganization under Section 368(a) of the Code. If gain were required to be recognized as a result of the Arrangement, then the U.S. Holder could be liable for additional taxes and interest charges on such gain under the PFIC rules (if applicable). In particular, under the PFIC rules, the tax on such gain generally would be determined by allocating the gain rateably over the U.S. Holder’s holding period for the Valens Shares. The amount allocated to the year in which the gain is recognized and any year prior to the first taxable year in which Valens was a PFIC would be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years would be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, would be added to the tax. If Valens were a PFIC during any taxable year in which a U.S. Holder holds or held Valens Shares and SNDL also were a PFIC for its taxable year that includes the day following the consummation of the Arrangement, then a U.S. Holder should not be subject to the tax treatment described above in respect of the Arrangement, based on proposed Treasury Regulations under Section 1291(f) of the Code, provided that the Arrangement otherwise qualifies as a reorganization under Section 368(a) of the Code.

Subject to certain exceptions, if Valens were a PFIC during any taxable year in which a U.S. Holder who exercises Dissent Rights holds or held Valens Shares, then, in general, the above PFIC rules also would apply to the gain recognized by that U.S. Holder in respect of his, her or its Valens Shares.

Valens does not believe that it was a PFIC for the taxable years ended December 31, 2016 through 2021, and, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, based on the nature of its current assets, income, and activities, Valens does not expect to be a PFIC for the current taxable year. The determination of PFIC status for any year is fact-specific, based on the types of income earned and the types and values of assets from time to time (and the market value of Valens’ assets, including for this purpose goodwill, may be measured in large part by the market price of its shares), all of which are subject to fluctuation and change. Valens’ determination of whether it is a PFIC in respect of any particular taxable year is based on an interpretation of complex provisions of the law, in respect of which the IRS has not issued significant guidance. Because the determination of whether Valens’ was or is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that Valens’ conclusions regarding its status as a PFIC for any tax year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. As a result, there can be no assurance that Valens was not and will not be a PFIC for any taxable year during which a U.S. Holder holds or has held Valens Shares. No opinion of legal counsel or ruling from the IRS concerning the status of Valens as a PFIC has been obtained or is currently planned to be requested. U.S. Holders are urged to consult their own tax advisors with respect to Valens’ status under the PFIC rules and the potential application of the PFIC rules to their particular situation.

PFIC Status of SNDL

If SNDL is classified as a PFIC for any taxable year during which a U.S. Holder holds SNDL Shares received pursuant to the Arrangement, then the U.S. Holder could be subject to adverse United States federal income tax consequences under Section 1291 of the Code and related tax rules.

If SNDL is classified as a PFIC in any year during which a U.S. Holder holds SNDL Shares, SNDL generally will continue to be treated as a PFIC as to such U.S. Holder in all succeeding years, whether or not SNDL is classified as a PFIC in such succeeding years under the income or asset tests described above.

If SNDL were a PFIC for any taxable year during which a U.S. Holder holds SNDL Shares and SNDL has a non-United States corporate subsidiary that is also a PFIC (a “lower-tier PFIC”), such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC and would be taxed under the PFIC excess distribution regime on distributions by the lower-tier PFIC and on gain from the disposition of shares of the lower-tier PFIC even though such U.S. Holder would not receive the proceeds of those distributions or dispositions.

There is a significant risk that SNDL was classified as a PFIC for the taxable year ending December 31, 2021 and, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, SNDL may be classified as a PFIC for the taxable year ending December 31, 2022. Because SNDL may continue to hold a substantial amount of cash and cash equivalents, and because the market value of SNDL’s assets (including for this purpose goodwill) may be measured in large part by the market price of its shares, which is likely to fluctuate, no assurance can be given that SNDL will not also be a PFIC in any future taxable year. SNDL’s determination of whether it is a PFIC in respect of any particular taxable year is based on an interpretation of complex provisions of the law, in respect of which the IRS has not issued significant guidance. Because the determination of whether SNDL is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, there can be no assurance that SNDL’s conclusions regarding its status as a PFIC for any tax year will not be challenged by the IRS and, if challenged, upheld in appropriate proceedings. No opinion of legal counsel or ruling from the IRS concerning the status of SNDL as a PFIC has been obtained or is currently planned to be requested. U.S. Holders are urged to consult their own tax advisors with respect to SNDL’s status under the PFIC rules and the potential application of the PFIC rules to their particular situation.

In any year in which SNDL is classified as a PFIC, a U.S. Holder will be required to file an annual report with the IRS containing such information as Treasury Regulations or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

If SNDL is a PFIC in 2022 or any other year in which a U.S. Holder owns SNDL Shares, the United States federal income tax consequences to the U.S. Holder of the purchase of SNDL Shares and the acquisition, ownership, and disposition of SNDL Shares generally will depend on whether such U.S. Holder makes a “qualified electing fund” or “QEF” election under Section 1295 of the Code (a “QEF Election”) or makes a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) with respect to SNDL Shares, described below. A U.S. Holder who is subject to the PFIC rules and does not make either a QEF Election or a Mark-to-Market Election (a “Non-Electing U.S. Holder”) generally will be subject to the adverse United States federal income tax consequences of Section 1291 of the Code, described below.

Section 1291 of the Code

A Non-Electing U.S. Holder could be liable for additional taxes and interest charges under the “PFIC excess distribution regime” upon (i) a distribution paid during a taxable year that is greater than 125% of the average annual distributions paid in the three preceding taxable years, or, if shorter, the Non-Electing U.S. Holder’s holding period in the applicable SNDL Shares (as determined for United States federal income tax purposes), and (ii) any gain recognized on a sale, exchange or other disposition, including certain pledges, of SNDL Shares, in the case of each of (i) and (ii), regardless of whether or not SNDL continues to be a PFIC. Under the PFIC excess distribution regime, the tax on such distribution or gain would be determined by allocating the distribution or gain rateably over the Non-Electing U.S. Holder’s holding period for the SNDL Shares (as determined for United States federal income tax purposes). The amount allocated to the current taxable year (that is, the year in which the distribution occurs or the gain is recognized) and any year prior to the first taxable year in which SNDL is a PFIC will be taxed as ordinary income earned in the current taxable year. The amount allocated to other taxable years will be taxed at the highest marginal rates in effect for individuals or corporations, as applicable, to ordinary income for each such taxable year, and an interest charge, generally applicable to underpayments of tax, will be added to the tax. A Non-Electing U.S. Holder who is not a corporation must treat any such interest paid as “personal interest,” which is not deductible.

If SNDL is a PFIC for any year during which a Non-Electing U.S. Holder holds SNDL Shares, SNDL must generally continue to be treated as a PFIC by that Non-Electing U.S. Holder for all succeeding years during which the Non-Electing U.S. Holder holds SNDL Shares, unless SNDL ceases to meet the requirements for PFIC status and the Non-Electing U.S. Holder makes a “deemed sale” election with respect to the SNDL Shares. If the election is made, the Non-Electing U.S. Holder will be deemed to sell the SNDL Shares that it holds at their fair market value on the last day of the last taxable year in which SNDL qualified as a PFIC, and any gain recognized from such deemed sale would be taxed under the PFIC excess distribution regime. No loss on such deemed sale would be recognized. After the deemed sale election, the Non-Electing U.S. Holder’s SNDL Shares would not be treated as shares of a PFIC unless SNDL subsequently becomes a PFIC.

Mark-to-Market Election

A U.S. Holder may make a Mark-to-Market Election with respect to SNDL Shares only if the SNDL Shares are marketable stock. The SNDL Shares generally will be “marketable stock” if the SNDL Shares are regularly traded on a national securities exchange that is registered with the SEC (including Nasdaq). If such stock is traded on such a qualified exchange or other market, such stock generally will be considered “regularly traded” for any calendar year during which such stock is traded, other than in de minimis quantities, on at least 15 days during each calendar quarter. Provided that the SNDL Shares are “regularly traded” as described in the preceding sentence, the SNDL Shares are expected to be marketable stock. We believe that the SNDL Shares were “regularly traded” in each quarter of 2021 and expect that the SNDL Shares should continue to be “regularly traded” in 2022. However, there can be no assurance that the SNDL Shares will be “regularly traded” in the current or any subsequent calendar quarters. U.S. Holders should consult their own tax advisors regarding the marketable stock rules.

A U.S. Holder who makes a timely Mark-to-Market Election with respect to his, her or its SNDL Shares generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to such SNDL Shares. However, if a U.S. Holder does not make a Mark-to-Market Election beginning in the first tax year of such U.S. Holder’s holding period for the SNDL Shares and such U.S. Holder has not made a timely QEF Election, the rules of Section 1291 of the Code discussed above will apply to applicable dispositions of, and distributions on, the SNDL Shares.

A U.S. Holder who makes a Mark-to-Market Election will include as ordinary income, for each tax year in which SNDL is a PFIC, an amount equal to the excess, if any, of (a) the fair market value of the SNDL Shares held as of the close of such taxable year over (b) such U.S. Holder’s adjusted tax basis in such SNDL Shares at such time. A U.S. Holder who makes a Mark-to-Market Election also will be allowed an ordinary loss in an amount equal to the excess, if any, of (i) such U.S. Holder’s adjusted tax basis in the SNDL Shares held at the end of such taxable year, over (ii) the fair market value of such SNDL Shares at such time (but only to the extent of the excess of amounts previously included income over ordinary losses deducted as a result of the Mark-to-Market Election). A valid Mark-to-Market Election cannot be revoked without the consent of the IRS unless the SNDL Shares cease to be marketable stock.

A U.S. Holder who makes a Mark-to-Market Election generally also will adjust such U.S. Holder’s tax basis in the SNDL Shares to reflect the amount included in gross income or allowed as a deduction because of such Mark-to-Market Election. In addition, gain from a sale, exchange or other disposition of such U.S. Holder’s SNDL Shares generally will be treated as ordinary income, and loss from such a sale, exchange or other disposition generally will be treated as ordinary loss (to the extent of any net mark-to-market gains previously included in income), and thereafter as capital loss.

A U.S. Holder makes a Mark-to-Market Election by attaching a completed IRS Form 8621 to a timely filed United States federal income tax return (taking into account any extensions to file such United States federal income tax return). A timely Mark-to-Market Election applies to the tax year in which such Mark-to-Market Election is made and to each subsequent tax year, unless the SNDL Shares cease to be “marketable stock” or the IRS consents to revocation of such election. Each U.S. Holder should consult its own tax advisor regarding the availability of, and procedure for making, a Mark-to-Market Election.

Although a U.S. Holder may be eligible to make a Mark-to-Market Election with respect to the SNDL Shares, no such election may be made with respect to the stock of any subsidiary PFIC of SNDL that a U.S. Holder is treated as owning because such stock is not marketable. Hence, the Mark-to-Market Election will not be effective to eliminate the interest charge and other income inclusion rules described above with respect to deemed dispositions of such subsidiary PFIC stock or distributions from such a subsidiary PFIC to its shareholder.

QEF Election

A U.S. Holder who makes an effective QEF Election in respect of his, her or its SNDL Shares for the first tax year in which SNDL is treated as a PFIC generally will not be subject to the rules of Section 1291 of the Code discussed above with respect to his, her or its SNDL Shares. However, a U.S. Holder who makes a QEF Election will be subject to United States federal income tax on such U.S. Holder’s pro rata share of (a) SNDL’s net capital gain, which will be taxed as long-term capital gain to such U.S. Holder, and (b) SNDL’s ordinary earnings, which will be taxed as ordinary income to such U.S. Holder. Generally, “net capital gain” is the excess of (a) net long-term capital gain over (b) net short-term capital loss, and “ordinary earnings” are the excess of (a) “earnings and profits” over (b) net capital gain. A U.S. Holder who makes an effective QEF Election will be subject to United States federal income tax on such amounts for each tax year in which SNDL is a PFIC, regardless of whether such amounts are actually distributed to such U.S. Holder by SNDL. However, for any tax year in which SNDL is a PFIC and has no net income or gain, U.S. Holders that have made a QEF Election would not have any income inclusions as a result of the QEF Election in respect of SNDL. If a U.S. Holder who made a QEF Election has an income inclusion, such a U.S. Holder may, subject to certain limitations, elect to defer payment of current United States federal income tax on such amounts, subject to an interest charge. If such U.S. Holder is not a corporation, any such interest paid will be treated as “personal interest,” which is not deductible.

A U.S. Holder who makes a timely QEF Election generally (a) may receive a tax-free distribution from SNDL to the extent that such distribution represents “earnings and profits” that were previously included in income by the U.S. Holder because of such QEF Election and (b) will adjust such U.S. Holder’s tax basis in the SNDL Shares to reflect the amount included in income or allowed as a tax-free distribution because of such QEF Election. In addition, a U.S. Holder who makes a QEF Election generally will recognize capital gain or loss on the sale or other taxable disposition of SNDL Shares.

The procedure for making a QEF Election, and the United States federal income tax consequences of making a QEF Election, generally will depend on whether such QEF Election is timely. A QEF Election will be treated as “timely” for purposes of avoiding the default PFIC rules discussed above if such QEF Election is made for the first year in the U.S. Holder’s holding period for the SNDL Shares in which SNDL is a PFIC. A U.S. Holder may make a timely QEF Election by filing the appropriate QEF Election documents at the time such U.S. Holder files a United States federal income tax return for such year (taking into account any extensions to file such United States federal income tax return). If a U.S. Holder owns PFIC stock indirectly through another PFIC, separate QEF Elections must be made for the PFIC in which the U.S. Holder is a direct shareholder and the subsidiary PFIC for the QEF rules to apply to both PFICs.

A QEF Election will apply to the tax year for which such QEF Election is made and to all subsequent tax years, unless such QEF Election is invalidated or terminated or the IRS consents to revocation of such QEF Election. If a U.S. Holder makes a QEF Election and, in a subsequent tax year, SNDL ceases to be a PFIC, the QEF Election will remain in effect (although it will not be applicable) during those tax years in which we were not a PFIC. Accordingly, if SNDL becomes a PFIC in another subsequent tax year, the QEF Election will be effective and the U.S. Holder will be subject to the QEF rules described above during any subsequent tax year in which SNDL qualifies as a PFIC.

U.S. Holders should be aware that there can be no assurances that SNDL will satisfy the record keeping requirements that apply to a QEF, or that SNDL will supply U.S. Holders with a PFIC Annual Information Statement or other information that such U.S. Holders are required to report under the QEF rules, in the event that SNDL is a PFIC. Thus, U.S. Holders may not be able to make a QEF Election with respect to their SNDL Shares. Each U.S. Holder should consult its own tax advisors regarding the availability of, and procedure for making, a QEF Election.

A U.S. Holder makes a QEF Election by attaching a completed IRS Form 8621, including a PFIC Annual Information Statement, to a timely filed United States federal income tax return. However, if SNDL does not provide the required information, U.S. Holders will not be able to make a QEF Election for such entity and will continue to be subject to the rules of Section 1291 of the Code discussed above that apply to Non-Electing U.S. Holders with respect to the taxation of gains and excess distributions.

The United States federal income tax rules relating to PFICs are very complex. U.S. Holders are strongly urged to consult their own tax advisors with respect to the impact of PFIC status on the acquisition, ownership and disposition of SNDL Shares, the consequences to them of an investment in a PFIC, any elections available with respect to an investment in shares of a PFIC and the IRS information reporting obligations with respect to the purchase, ownership and disposition of the shares of a PFIC.

Distributions on SNDL Shares to U.S. Holders

Subject to the discussion above under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, the gross amount of any distribution of cash or property by SNDL to a U.S. Holder of SNDL Shares (without reduction for any Canadian income taxes withheld from such distribution) generally will be subject to United States federal income taxation as dividend income to the extent paid out of the U.S. Holder’s pro rata share of SNDL’s current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent that a distribution exceeds the amount of the U.S. Holder’s pro rata share of SNDL’s current and accumulated earnings and profits, as determined under United States federal income tax principles, it will be treated first as a tax-free return of capital, causing a reduction (but not below zero) in the U.S. Holder’s adjusted tax basis in SNDL Shares held by such U.S. Holder (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by such U.S. Holder upon a subsequent disposition of SNDL Shares), and any amount that exceeds the U.S. Holder’s adjusted tax basis will be treated as capital gain recognized on a sale, exchange, or other taxable disposition of SNDL Shares (as discussed below under “Certain United States Federal Income Tax Considerations – Sale or Other Taxable Disposition of SNDL Shares by U.S. Holders”). However, SNDL may not maintain calculations of its earnings and profits under United States federal income tax principles and each U.S. Holder may have to assume that any distributions by SNDL with respect to the SNDL Shares will constitute dividend income.

Dividend income generally is includable in gross income by a U.S. Holder as ordinary income on the date such U.S. Holder actually or constructively receives the distribution in accordance with such U.S. Holder’s regular method of accounting for United States federal income tax purposes. The amount of any distribution by SNDL in property other than cash will be the fair market value (as determined in United States dollars) of such property on the date of the distribution. So long as SNDL is a “qualified foreign corporation”, dividends paid by SNDL will be “qualified dividend income” if certain holding period and other requirements (including a requirement that SNDL is not a PFIC in the taxable year of the dividend or the immediately preceding taxable year) are met. Qualified dividend income of certain non-corporate U.S. Holders is subject to tax at a reduced maximum United States federal income tax rate. Each U.S. Holder is advised to consult its tax advisors regarding the availability of the preferential tax rate on dividends with regard to such U.S. Holder’s particular circumstances.

A non-U.S. corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on its shares that are readily tradable on an established securities market in the United States. SNDL believes that (i) it qualifies as a resident of Canada for purposes of, and is eligible for the benefits of, the U.S. Treaty although there can be no assurance in this regard and (ii) the SNDL Shares are readily tradable on an established securities market in the United States. Furthermore, the IRS has determined that the U.S. Treaty is satisfactory for purposes of the qualified dividend rules and that it includes an exchange of information provision. Therefore, subject to the PFIC rules discussed above, if the U.S. Treaty is applicable, such dividends generally will be “qualified dividend income” in the hands of certain non-corporate U.S. Holders, provided that certain conditions are met, including holding period requirements and the absence of certain risk reduction transactions.

Any Canadian taxes withheld with respect to distributions made by SNDL to a U.S. Holder generally will be treated as a foreign taxes eligible for credit against a U.S. Holder’s United States federal income tax liability, subject to a number of complex limitations and conditions, including those introduced by recently issued Treasury Regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021. A U.S. Holder’s use of a foreign tax credit with respect to any such Canadian income or withholding taxes would generally not be allowed unless such U.S. Holder elects benefits under an applicable income tax treaty with respect to such tax. A U.S. Holder who does not elect to claim a credit for any creditable foreign income taxes paid during the taxable year may instead claim a deduction in the computation of such U.S. Holder’s taxable income. . The rules governing the foreign tax credit are complex and involve the application of rules that depend upon a U.S. Holder’s particular circumstances. Accordingly, U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under the U.S. Holder’s particular circumstances. Dividends paid on SNDL Shares will not be eligible for the “dividends received” deduction generally allowed to corporate shareholders in respect of dividends received from other United States corporations.

U.S. Holders are urged to consult their own tax advisors regarding the tax consequences to them of distributions made in respect of SNDL Shares, including the availability of the foreign tax credit, under their particular circumstances.

Sale or Other Taxable Disposition of SNDL Shares by U.S. Holders

Subject to the discussion above under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, a U.S. Holder who sells or otherwise disposes of SNDL Shares received pursuant to the Arrangement in a taxable disposition will recognize a capital gain or loss equal to the difference, if any, between the United States dollar value of the amount realized on such sale or other taxable disposition and the U.S. Holder’s adjusted tax basis in such SNDL Shares. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder held (or is treated as having held) the SNDL Shares for more than one year at the time of the sale or other taxable disposition. For non-corporate U.S. Holders, long-term capital gains recognized in connection with a sale or other taxable disposition of SNDL Shares generally will be taxed at preferential capital gain rates. The deductibility of capital losses is subject to limitations under the Code. Any such gain or loss generally will be treated as United States-source income for United States foreign tax credit purposes.

Receipt of Foreign Currency by U.S. Holders

The United States dollar value of any cash distribution made in Canadian dollars to a U.S. Holder generally will be calculated by reference to the exchange rate in effect on the day such U.S. Holder actually or constructively receives the distribution in accordance with its regular method of accounting for United States federal income tax purposes, regardless of whether the payment is in fact converted into United States dollars at that time. For U.S. Holders following the accrual method of accounting, the amount realized on a disposition of SNDL Shares for an amount in Canadian dollars will be the United States dollar of this amount on the date of disposition. On the settlement date, such U.S. Holder will recognize United States foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between the United States dollar value of the amount received based on the exchange rates in effect on the date of disposition and the settlement date. However, in the case of shares traded on an established securities market that are sold by a cash method U.S. Holder (or an accrual method U.S. Holder who so elects), the amount realized will be based on the spot rate in effect on the settlement date for the disposition, and no foreign currency gain or loss will be recognized at that time. A U.S. Holder generally will have a tax basis in Canadian dollars equal to their United States dollar value on the date of receipt of such Canadian dollars in a distribution, on the date of the applicable disposition of SNDL Shares or, in the case of cash method U.S. Holders (and accrual method U.S. Holders who so elect), on the date of the settlement of such disposition. If Canadian dollars are converted into United States dollars on the date received, the U.S. Holder generally should not recognize any foreign currency gain or loss with respect to the receipt of those Canadian dollars. If, instead, the Canadian dollars are converted at a later date, any foreign currency gain or loss resulting from the conversion of the Canadian dollars generally will be treated as United States-source ordinary income or loss. U.S. Holders are urged to consult their own tax advisors regarding the United States federal income tax consequences of receiving, owning, and disposing of Canadian dollars.

United States Backup Withholding and Information Reporting

U.S. Holders of Valens Shares may be subject to information reporting and may be subject to United States backup withholding on any cash payments made in connection with the Arrangement.

U.S. Holders may be required to file certain United States information reporting returns with the IRS with respect to the acquisition, ownership or disposition of SNDL Shares, including, among others, IRS Form 8938 (Statement of Specified Foreign Financial Assets) and, in the case of a U.S. Holder claiming significant losses, IRS Form 8886 (Reportable Transaction Disclosure Statement). As described above under “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”, each U.S. Holder who is a shareholder of a PFIC must file an annual report containing certain information. U.S. Holders paying more than US$100,000 for SNDL equity interests may be required to file IRS Form 926 (Return by a U.S. Transferor of Property to a Foreign Corporation) reporting this payment. Substantial penalties may be imposed upon a U.S. Holder who fails to comply with the required information reporting.

Dividends on and proceeds from the sale or other disposition of SNDL Shares may be reported to the IRS unless the U.S. Holder establishes a basis for exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder fails to provide an accurate United States taxpayer identification number or certification of exempt status or fails to report dividend and interest income in full. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s United States federal income tax liability if the required information is furnished by the U.S. Holder on a timely basis to the IRS.

U.S. Holders are urged to consult their own tax advisors regarding the United States backup withholding and information reporting requirements.

RISK FACTORS

Valens Shareholders who vote in favour of the Arrangement Resolution are voting in favour of combining the businesses of Valens and SNDL. Accordingly, Valens Shareholders are making an investment decision with respect to SNDL Shares. Valens Shareholders should carefully consider the risk factors set out below relating to the Arrangement and the proposed combination of the businesses of Valens and SNDL. Valens Shareholders should also carefully consider the risk factors contained in the documents incorporated by reference in this Circular. Additionally, for further information on risks and uncertainties relating to the business of SNDL, see “Information Concerning SNDL”. Readers are cautioned that such risk factors are not exhaustive and additional risks and uncertainties, including those currently unknown or not considered material to Valens or SNDL, may also adversely affect the Arrangement, Valens or SNDL prior to the completion of the Arrangement or the combined businesses following the completion of the Arrangement.

Risk Factors Relating to the Arrangement

The Arrangement may not be completed.

Each of Valens and SNDL has the right to terminate the Arrangement Agreement in certain circumstances. Accordingly, there is no certainty that the Arrangement will be completed in accordance with the terms of the Arrangement Agreement or the Plan of Arrangement, or at all.

In addition, the completion of the Arrangement is subject to a number of conditions precedent, some of which are outside of the control of Valens or SNDL. The Arrangement is conditional upon, among other things, the approval of the Arrangement Resolution, the requisite actions being taken to list the SNDL Shares issuable pursuant to the Arrangement on Nasdaq, Regulatory Approvals, and approval of the Court. There can be no assurance that any or all such approvals will be obtained. A substantial delay in obtaining satisfactory approvals or the imposition of unfavourable terms or conditions in any such approvals could have an adverse effect on the business, financial condition or results of operations of Valens.

The completion of the Arrangement is contingent upon, among other things, the receipt of the Regulatory Approvals.

To complete the Arrangement, Valens and SNDL must make certain filings with and obtain certain consents and approvals from Governmental Entities, including the Regulatory Approvals. Valens and SNDL have not yet obtained all of the Regulatory Approvals, all of which are required to complete the Arrangement except as set forth in the Arrangement Agreement. The regulatory approval processes may take longer than anticipated, which could substantially delay the completion of the Arrangement. There can be no assurance as to the timing or outcome of the regulatory approval processes.

The Regulatory Approvals, if obtained, may be subject to conditions imposed by the applicable Governmental Entity that are not acceptable to either Valens or SNDL, or, if acceptable, are not on terms that are favourable to the consolidated entity. There can be no assurance as to the outcome of the regulatory approval processes, including undertakings and conditions that may be required for approval or whether the Regulatory Approvals will be obtained in a timely manner or at all.

The market value of the SNDL Shares that Valens Shareholders receive in connection with the Arrangement may be less than the value of the Valens Shares as of the date of the Arrangement Agreement or the date of the Meeting.

The consideration payable to Valens Shareholders pursuant to the Arrangement is based on a fixed exchange ratio and there will be no adjustment for any fluctuations in the market price of Valens Shares or SNDL Shares prior to the Effective Date. Neither Valens nor SNDL is permitted to terminate the Arrangement Agreement and abandon the Arrangement solely because of fluctuations in the market price of Valens Shares or SNDL Shares. There may be a significant amount of time between the date when Valens Shareholders vote at the Meeting and the Effective Date. As a result, the relative or absolute prices of the Valens Shares or the SNDL Shares may fluctuate significantly between the dates of the Arrangement Agreement, this Circular, the Meeting and the completion of the Arrangement.

Fluctuations in the market price of Valens Shares or SNDL Shares may be caused by a number of factors outside of the control of Valens and SNDL including, among other factors, changes in the businesses, operations, results and prospects of one or both of Valens and SNDL, market expectations as to the likelihood that the Arrangement will be completed and the timing of its completion, the prospects for SNDL’s operations following completion of the Arrangement, the effect of any conditions or restrictions imposed on or proposed with respect to SNDL following completion of the Arrangement by governmental authorities and general market and economic conditions. As a result of such fluctuations, historical market prices are not indicative of future market prices or the market value of the SNDL Shares that Valens Shareholders will receive on completion of the Arrangement. There can be no assurance that the market value of SNDL Shares will equal or exceed the market value of the Valens Shares held by Valens Shareholders prior to such time. In addition, there can be no assurance that the trading price of SNDL Shares will not decline following completion of the Arrangement.

The exchange of Valens Shares for SNDL Shares pursuant to the Arrangement may be subject to Canadian or United States income tax and may be a taxable transaction under the laws of Canada, the United States and other jurisdictions.

SNDL and Valens intend to treat the Arrangement as a tax-deferred share-for-share exchange under section 85.1 of the Tax Act for Canadian federal income tax purposes and as a tax-deferred “reorganization” within the meaning of Section 368(a) of the Code for United States federal income tax purposes. However, neither SNDL nor Valens has sought or obtained (or will seek or obtain) either a ruling from the CRA or the IRS or an opinion of counsel regarding the tax consequences of the Arrangement. There can be no assurance that applicable Canadian federal or other income tax Laws will not be changed or interpreted in a manner, or that the applicable taxing authorities will not take administrative positions, that are adverse to Valens Shareholders following the completion of the Arrangement. The Arrangement may be a taxable transaction under the laws of Canada, the United States and other jurisdictions. The foregoing is subject in its entirety to the discussions under the headings “Certain Canadian Federal Income Tax Considerations” and “Certain United States Federal Income Tax Considerations”.

All Valens Shareholders should consult with their own tax advisors regarding the tax consequences of the Arrangement with respect to their own personal circumstances.

Valens may become liable to pay the Termination Amount and/or the Expense Reimbursement.

Valens may be required to pay the Termination Amount if the Arrangement Agreement is terminated under certain circumstances. In addition, if the Arrangement Agreement is terminated in certain circumstances, Valens will be obligated to pay SNDL the Expense Reimbursement, although such reimbursement will not be payable if Valens has paid the Termination Fee, and Valens will only be required to pay the difference between the Termination Fee and the Expense Reimbursement if, after Valens has paid SNDL the Expense Reimbursement, Valens becomes obligated to pay the Termination Fee. In each case the financial condition of Valens may be materially adversely affected as a result in such circumstances if Valens does not enter into or complete an alternative transaction.

The Termination Amount may discourage other parties from delivering a Superior Proposal.

Under the Arrangement Agreement, Valens is required to pay the Termination Amount in the event that the Arrangement is terminated in certain circumstances relating to a Superior Proposal. The Termination Amount may discourage third parties from attempting to deliver a Superior Proposal to Valens, even though such proposal would be more favourable, from a financial point of view, than the Arrangement to the Valens Shareholders.

Valens is restricted from taking certain actions until the Effective Time or until the Arrangement Agreement is terminated.

Pursuant to the Arrangement Agreement, Valens must generally conduct its business in the ordinary course, and until the completion of the Arrangement or the termination of the Arrangement Agreement, Valens is restricted from taking certain specified actions without the consent of SNDL. In addition, pursuant to the Arrangement Agreement, Valens is restricted, subject to certain exceptions, from soliciting, initiating, knowingly encouraging or otherwise knowingly facilitating any inquiry, proposal or offer that constitutes or may reasonably be expected to constitute, an Acquisition Proposal.

These restrictions may prevent Valens from pursuing attractive business opportunities that may arise prior to the completion of the Arrangement. If the Arrangement is not completed for any reason, the announcement of the Arrangement, the dedication of Valens’ resources to the completion thereof and the restrictions that were imposed on Valens under the Arrangement Agreement may have an adverse effect on the current future operations, financial condition and prospects of Valens as a standalone entity. See “Summary of Material Agreements – The Arrangement Agreement – Covenants”.

Valens will incur substantial transaction fees and costs in connection with the Arrangement. If the Arrangement is not completed, the costs may be significant and could have an adverse effect on Valens.

Valens has incurred, and expects to incur, material non-recurring expenses in connection with the Arrangement and completion of the transactions contemplated by the Arrangement Agreement. If the Arrangement is not completed, Valens will need to pay certain costs relating to the Arrangement incurred prior to the date the Arrangement was abandoned, such as legal, accounting, financial advisory, proxy solicitation and printing fees. Such costs may be significant and could have an adverse effect on the future results of operations, cash flows and financial condition of Valens.

Market price of the Valens Shares and SNDL Shares.

The market price of the Valens Shares may be materially and adversely affected if, for any reason, the Arrangement is not completed or its completion is materially delayed and/or the Arrangement Agreement is terminated.

Additionally, the market price for SNDL Shares, and the market price of stock of other companies operating in the cannabis industry, has been extremely volatile. The volatility of the market price for SNDL Shares may be based on speculative trading of each of Valens Shares and SNDL Shares and merger arbitrage.

During the calendar year of 2022, the trading price of SNDL Shares ranged between a low sales price of US$2.12 and a high sales price of US$8.91 and included single day fluctuations as high as US$1.80. Additionally, in the last twelve months, the trading price of SNDL Shares have fluctuated significantly between a low sales price of US$2.12 and a high of US$9.60 per SNDL Share. The market price of SNDL Shares may continue to be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond SNDL’s control.

Potential payments to Valens Shareholders who exercise Dissent Rights could have an adverse effect on the combined company’s financial condition or prevent the completion of the Arrangement.

Valens Shareholders have the right to exercise Dissent Rights and demand payment equal to the fair value of their Valens Shares in cash. If Dissent Rights are exercised in respect of a significant number of Valens Shares, a substantial cash payment may be required to be made to such Valens Shareholders, which could have an adverse effect on SNDL’s financial condition and cash resources. Further, Valens’ and SNDL’s obligation to complete the Arrangement is conditional upon Valens Shareholders holding no more than 10% of the outstanding Valens Shares having exercised Dissent Rights. Accordingly, the Arrangement may not be completed if Valens Shareholders exercise Dissent Rights in respect of more than 10% of the outstanding Valens Shares. Additionally, if a Registered Valens Shareholder validly exercises its Dissent Rights, the timing of the Arrangement could be significantly delayed or obstructed. See “Summary of Material Agreements – The Arrangement Agreement – Conditions – Additional Conditions Precedent to the Obligations of SNDL”.

The COVID-19 pandemic and other general risks and uncertainty related to natural disasters, pandemics or other catastrophic events.

The COVID-19 pandemic is an ongoing pandemic and continues to evolve rapidly. The extent to which the COVID-19 pandemic may impact or continue to impact Valens’ or SNDL’s business prior to the completion of the Arrangement, or SNDL following completion of the Arrangement, operations and financial performance will depend on future developments which are highly uncertain and are difficult to predict including, but not limited to, matters such as: (i) the severity, duration, spread, and/or resurgence of the pandemic; (ii) the timing, efficacy and extent of government policies, restrictions and requirements related to COVID-19 including, among others, social distancing, forced quarantines, business closures, and vaccinations; (iii) non-governmental influences or challenges such as the failure of banks and the speed and extent to which normal economic and operating conditions can resume; and/or (iv) consequences arising from the economic damage related to the ongoing effects of the COVID-19 pandemic.

Even after the COVID-19 pandemic has subsided, there may continue to be material and adverse effects to Valens or SNDL as a result of the COVID-19 pandemic’s global economic impact.

Forward-looking statements may prove inaccurate.

Readers are cautioned not to place undue reliance on forward-looking statements. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking statements or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate.

Directors and officers of Valens may have interests in the Arrangement that may be different from those of Valens Shareholders generally.

Valens Shareholders should be aware that certain members of Valens’ management and the Valens Board may have certain interests in connection with the Arrangement that differ from, or are in addition to, those of Valens Shareholders generally and may present them with actual or potential conflicts of interest in connection with the Arrangement. The Valens Board was aware of and considered these interests when they declared the advisability of the Arrangement Agreement and unanimously recommended that Valens Shareholders approve the Arrangement Resolution. See “The Arrangement – Approvals Required for the Arrangement – Valens Shareholder Approval” and “Interests of Certain Persons in Matters to be Acted Upon”.

Risk Factors Relating to Valens

If the Arrangement is not completed, Valens will continue to be subject to the risks that it currently faces with respect to its business and affairs. These risk factors are further detailed in the Valens Filings, both filed with the Canadian Securities Administrators and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and on Valens’s website at www.thevalenscompany.com. See “Information Concerning Valens”.

Risk Factors Relating to SNDL Following Completion of the Arrangement

The issuance of a significant number of SNDL Shares and a resulting “market overhang” could adversely affect the market price of the SNDL Shares after completion of the Arrangement.

On completion of the Arrangement, a significant number of SNDL Shares will be issued and available for trading in the public market. The increase in the number of SNDL Shares may lead to sales of such shares or the perception that such sales may occur (commonly referred to as “market overhang”), either of which may adversely affect the market for, and the market price of, SNDL Shares.

There are risks related to the integration of SNDL’s and Valens existing businesses.

The ability to realize the benefits of the Arrangement including, among other things, those set forth in this Circular, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on SNDL’s ability to realize the anticipated growth opportunities, capital funding opportunities and operating synergies from integrating SNDL’s and Valens’ businesses following completion of the Arrangement. Many operational and strategic decisions and certain staffing decisions with respect to the consolidated entity following completion of the Arrangement have not yet been made. These decisions and the integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities of SNDL following completion of the Arrangement, and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of SNDL, following completion of the Arrangement, to achieve the anticipated benefits of the Arrangement. See “The Arrangement – Recommendation of the Valens Board – Reasons for the Recommendation of the Valens Board”.

Competition.

SNDL expects significant competition from other companies. Some of these companies may have significantly greater financial, technical, marketing and other resources than SNDL, may be able to devote greater resources to the development, promotion, sale and support of their products and services, and may have more extensive customer bases and broader customer relationships. SNDL’s future success depends upon its ability to achieve competitive per unit costs through increased production and on its ability to produce and sell higher margin products. To the extent that SNDL is not able to produce its products at competitive prices or consumers prioritize established low margin products over innovative, higher margin products following completion of the Arrangement, SNDL’s business, financial condition and results of operations could be materially and adversely affected.

Should the size of the cannabis market continue to increase as projected, particularly into the United States, the overall demand for products and number of competitors will increase as well, and in order for SNDL to be competitive it will need to continue to invest significantly in, among other things, research and development, market development, marketing, production expansion, new customer identification and distribution channels. SNDL’s ability to compete in the market may be adversely affected if SNDL is not successful in obtaining sufficient resources to advance in these areas.

SNDL also faces significant competition from Persons continuing to operate in the illegal cannabis market in Canada. Management of SNDL believes that until there is sufficient private retail coverage, methods of engaging potential customers and types of products legally available to consumers, competition from the illicit market will remain significant. Additionally, management of SNDL believes that the COVID-19 pandemic has dramatically increased commercial opportunities for the illegal and unregulated market.

Highly regulated and evolving regulatory landscape.

SNDL operates in a highly regulated and rapidly evolving market. The Laws, regulations and guidelines generally applicable to the cannabis industry domestically and internationally may change in ways currently unforeseen. SNDL’s operations are subject to a variety of laws, regulations, guidelines and policies, whether in Canada, the United States or elsewhere, relating to the cultivation, manufacture, import, export, management, transportation, storage, packaging/ labelling, advertising and promotion, sale, health and safety and disposal of cannabis, including, but not limited to, the Cannabis Retail Laws, any regulations thereunder, and laws, regulations, guidelines and policies relating to drugs, controlled substances, health and safety, the conduct of operations and the protection of the environment, and applicable stock exchange rules and regulations. Any amendment to or replacement of existing laws, regulations, guidelines or policies may cause material and adverse effects to SNDL’s operations. The risks to SNDL’s business represented by subsequent regulatory changes could reduce the addressable market for SNDL’s products and could materially and adversely affect SNDL’s business, financial condition, results of operations and prospects.

SNDL may be a passive foreign investment company, which may result in adverse United States federal income tax consequences for holders of SNDL Shares who are United States taxpayers.

Generally, if for any taxable year 75% or more of SNDL’s gross income is passive income, or 50% or more of the average quarterly value of SNDL’s assets are held for the production of, or produce, passive income, SNDL would be characterized as a passive foreign investment company, or PFIC, for United States federal income tax purposes. The determination of whether SNDL is a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation, and SNDL’s PFIC status will depend among other things upon changes in the composition and relative value of its gross receipts and assets. SNDL believes that it was a PFIC for the year ended December 31, 2021. In addition, although PFIC status is determined on an annual basis and generally cannot be determined until the end of the taxable year, SNDL believes that it may be a PFIC for the current taxable year ending December 31, 2022.  Because SNDL may continue to hold a substantial amount of cash and cash equivalents, and because the market value of SNDL’s assets (including for this purpose goodwill) may be measured in large part by the market price of its shares, which is likely to fluctuate, no assurance can be given that SNDL will not also be a PFIC in any future taxable year. If SNDL is characterized as a PFIC, its shareholders who are United States taxpayers may suffer adverse tax consequences, including the treatment of gains realized on the sale of SNDL Shares as ordinary income, rather than as capital gain, the loss of the preferential rate applicable to dividends received on SNDL Shares by individuals and other non-corporate shareholders who are United States taxpayers, and the addition of interest charges to the tax on such gains and certain distributions.

COMPARISON OF SHAREHOLDER RIGHTS

The rights of Valens Shareholders are currently governed by the CBCA and by Valens by-laws and articles. If the Arrangement is completed, former Valens Shareholders will hold SNDL Shares. SNDL is incorporated under, and governed by, the ABCA. Accordingly, the Consideration Shares will be governed by the ABCA and SNDL’s by-laws and articles. The ABCA provides shareholders with substantially the same rights as are available to shareholders under the CBCA, including rights of dissent and appraisal and rights to bring derivative actions and oppression actions. However, there are several certain differences between the two statutes and the regulations promulgated thereunder. A comparison of certain of these rights is attached as Appendix “H” to this Circular. This summary is not intended to be exhaustive, and Valens Shareholders should consult their legal advisors regarding all of the implications of the effects of the Arrangement on the rights of such Valens Shareholders.

INFORMATION CONCERNING VALENS

Valens is a research-driven, vertically integrated, end-to-end developer and manufacturer of innovative, cannabinoid-based products. Valens produces, markets and sells a portfolio of branded products under the Versus, Contraband, Citizen Stash, Verse, Green Roads (solely with respect to CBD products) and Vacay brands, leveraging one of the broadest and most innovative manufacturing platforms in the sector. Valens’ manufacturing expertise extends across all major product forms including cannabis flower, pre rolls, vapes, concentrates, edibles, beverages and topicals, allowing Valens to excel as the partner of choice for leading Canadian and international cannabis brands under its complimentary white label business.

Valens primarily operates out of its: (i) 25,000 square foot extraction, post processing and analytical testing facility; and (ii) 42,000 square foot white label, extraction and custom manufacturing facility, which are both located at 230 Carion Road in Kelowna, British Columbia. In addition, Valens has received a micro-processing licence from Health Canada to begin operations out of the Southern Cliff Brands Inc. facility, which is dedicated to the production of cannabis beverages.

Valens was previously incorporated under several predecessor names under the laws of British Columbia. On November 24, 2016, Valens changed its name to "Valens GroWorks Corp." to reflect the change in its prior business activities following the completion of its acquisition, pursuant to a reverse takeover, of Valens AgriTech Ltd. Effective June 18, 2020, Valens was exported out of British Columbia and continued under the CBCA under its current name, “The Valens Company Inc.” Valens carries on business under the name “The Valens Company”.

Valens’ head office is located at 96 Spadina Ave, Suite 400, Toronto, Ontario M5V 2J6. Valens’ registered office is located at 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.  Valens is a reporting issuer in all of the provinces of Canada. The Valens Shares trade under the trading symbol "VLNS" on the TSX and Nasdaq.

Documents Incorporated by Reference

Information has been incorporated by reference in this Circular from documents filed by us with securities commissions or similar authorities in Canada and the SEC. Copies of the documents incorporated herein by reference may be obtained on request without charge by writing to Investor Relations at 96 Spadina Avenue, Suite 400, Toronto ON, M5V 2J6, or by e-mailing info@thevalenscompany.com, and are also available electronically under Valens’ SEDAR profile at www.sedar.com and under Valens’ profile on EDGAR at www.sec.gov. The filings of Valens through SEDAR and EDGAR are not incorporated by reference in this Circular except as specifically set out herein.

(a)	Valens’ annual information form dated February 28, 2022;

(b)	Valens’ management’s discussion and analysis of the financial condition and results of the operations of Valens for the year ended November 30, 2021 (the “Valens Annual MD&A”);

(c)	Valens’ audited consolidated financial statements as at and for the years ended November 30, 2021 and 2020 and related notes together with the report of the independent registered public accounting firm thereon (the “Valens Annual Financial Statements”);

(d)	Valens’ management information circular dated July 5, 2022 for the annual general and special meeting of shareholders held on August 2, 2022;

(e)	Valens’ management’s discussion and analysis of the financial condition and results of the operations of Valens for the three and nine months ended August 31, 2022 (the “Valens Q3 MD&A”);

(f)	Valens’ condensed interim consolidated financial statements for the three and nine months ended August, 31 2022;

(g)	The material change report dated April 8, 2022 relating to Valens’ bought deal public offering of 12,205,186 units of Valens (each, a “Unit”) at a price of $2.65 per Unit for aggregate gross proceeds of $32.3 million (the “April Offering”), each Unit being comprised of one Valens Share and one warrant to purchase one Valens Share (a “Warrant Share”) for a period of 48 months following the closing date of the April Offering at an exercise price of $3.20 per Warrant Share, subject to adjustment in certain events; and

(h)	The material change report dated August 31, 2022 relating to the Arrangement.

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report, any prospectus supplements disclosing additional or updated information, and any “template version” of “marketing materials” (each as defined in National Instrument 41-101 – General Prospectus Requirements) subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Circular, and prior to the Effective Date, shall be deemed to be incorporated by reference into this Circular. Readers should refer to these documents for important information concerning Valens.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Circular shall be deemed to be modified or superseded for purposes of this Circular to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a Misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.

Information contained or otherwise accessed through Valens’ website, www.thevalenscompany.com, or any website, other than those documents specifically incorporated by reference herein and filed on SEDAR at www.sedar.com and/or EDGAR at www.sec.gov, does not form part of this Circular.

INFORMATION CONCERNING SNDL

See Appendix “F” attached to and forming part of this Circular for detailed information concerning SNDL.

SNDL UPON COMPLETION OF THE ARRANGEMENT

On completion of the Arrangement, SNDL will continue to be a corporation governed by the ABCA and Valens will continue to be a corporation governed by the CBCA. After the Effective Date, SNDL will own all of the outstanding Valens Shares and Valens’ operations will be managed and operated as a Subsidiary of SNDL. See Appendix “F” attached to and forming part of this Circular for detailed information concerning SNDL.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in this Circular, since the commencement of Valens’ most recently completed financial year, no informed Person of Valens or any associate or affiliate of an informed Person, has or had any material interest, direct or indirect, in any transaction or any arrangement which has materially affected or will materially affect Valens or its Subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

The directors and executive officers of Valens may have interests in the Arrangement that are, or may be, different from, or in addition to, the interests of the Valens Shareholders. These interests include those described below. The Valens Board was aware of these interests and considered them, among other matters, when recommending approval of the Arrangement by the Valens Shareholders.

Ownership of Valens Shares, Valens Options, Valens RSUs, and Valens DSUs and Valens

As of the date of this Circular, the current directors and executive officers of Valens and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,945,366 Valens Shares representing 3.6% of the issued and outstanding Valens Shares. Pursuant to the Voting Support Agreements, directors and executive officers of Valens who beneficially owned, directly or indirectly, or exercised control or direction over, Valens Shares agreed with SNDL to vote or cause to be voted such Valens Shares in favour of the Arrangement Resolution.

All of the Valens Shares held by such directors and executive officers of Valens will be treated in the same manner under the Arrangement as Valens Shares held by any other Valens Shareholder. If the Arrangement is completed, the directors and executive officers of Valens and their associates holding such Valens Shares will receive, in exchange for such Valens Shares, an aggregate of approximately 981,985 SNDL Shares (prior to deduction or applicable withholdings and rounding due to fractions).

As of the date of this Circular, the current directors and executive officers of Valens and their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,367,024 Valens Options, 502,967 Valens RSUs, and 434,278 Valens DSUs. No director or executive officer of Valens or their associates and affiliates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over Valens PSUs.

All of the Valens Shares, Valens Options, Valens RSUs and Valens DSUs held by the directors and executive officers of Valens will be treated in the same manner under the Arrangement as the Valens Shares, Valens Options, Valens RSUs and Valens DSUs held by other holders of such securities.

The table below sets out the names and positions of the directors and executive officers of Valens as of the date of this Circular and the number of Valens Shares, Valens Options, Valens RSUs and Valens DSUs held by each such director and executive officer, or over which control or direction was exercised by each such director or executive officer, being the last trading date prior to the date the Arrangement Agreement was entered into.

Summary of Interests of Valens Directors and Valens Executive Officers in the Arrangement

Name and Position	Valens Shares		Valens Options		Valens RSUs		Valens DSUs
Tyler Robson Chief Executive Officer and Director	2,020,633		1,067,165		254,622		-
Jeff Fallows President	136,760		533,499		84,873		-
Sunil Gandhi Chief Financial Officer	12,494		173,780		56,066		-
Chantel Popoff Chief Operating Officer	132,335		409,451		54,107		-
Adam Shea Chief Commercial Officer	8,711		166,463		53,308		-
Andrew Cockwell Chair of the Valens Board	441,166		-		-		91,085
Ashley McGrath Independent Director	109,767		16,666		-		99,632
Guy Beaudin Independent Director	65,000		-		-		76,238
Karin A. McCaskill Independent Director	10,000		-		-		91,085
Drew Wolff Independent Director	8,500		-		-		76,238
Christopher Buysen(1) Former Chief Financial Officer	113,703		298,412		15,873
Total	3,059,069	(2)	2,665,436	(2)	518,849	(2)	434,278

Note (1)	Mr. Buysen transitioned out of his role as Chief Financial Officer of Valens effective May 25, 2021 and ceased to be a reporting insider of Valens on June 30, 2021. Accordingly, the number of Valens Shares, Valens Options, and Valens RSUs provided for Mr. Buysen are based on his insider reports as of June 30, 2021 .

Note (2)	The total number of Valens Shares, Valens Options and Valens RSUs include the Valens Shares, Valens Options and Valens RSUs held by the former Chief Financial Officer, Christopher Buysen, who transitioned out of his role effective May 25, 2021. Excluding the securities held by Mr. Buysen, the current directors and executive officers of Valens hold a combined total of 2,945,366 Valens Shares, 2,367,024 Valens Options, and 502,967 Valens RSUs.

Change of Control Benefits

Valens has entered into employment agreements with, among others, Tyler Robson, Jeff Fallows, and Chantel Popoff, (each an “Executive Employment Agreement”). The Executive Employment Agreements contain provisions which provide for certain payments in connection with a change of control in certain circumstances, and termination following a change of control.

In the event of a change in control, Valens will issue to Mr. Robson 2,650,000 common shares, plus a further 333,333 common shares if the value of the common share is more than $5.00, plus a further 333,333 common shares if the value of the common share is more than $5.50, and plus a further 333,333 common shares if the value of the common share is more than $6.00. Mr. Robson does not have a double trigger clause entitling him to greater termination payments where terminated within a certain proximity to a change of control occurrence. His termination entitlements if his employment is terminated by Valens without cause or by Mr. Robson with good reason, regardless of proximity to a change of control event, are (i) Base Salary for a period of twenty-four (24) months in the form of salary continuation, (ii) accrued base salary, vacation pay, and business expenses, (iii) any bonus for the fiscal year in which his employment terminates, pro-rated to the date of termination, (iv) benefits for 24 months or until the date on which Mr. Robson secures comparable coverage through alternate employment (whichever is earlier), and (v) any outstanding consulting shares not granted as of the date of termination.

In the event of a change of control, Mr. Fallows, Ms. Popoff and Mr. Knight have the following entitlements: (i) any stock options become fully vested, entitling the employee to exercise such stock options on the terms granted; and (ii) any provisions of the stock options restricting the number of common shares which may be purchased before a particular date shall be waived. If they remain employed after twelve (12) months from the change of control event, they are entitled to a payment equal to twelve (12) months of their then current salary, and Mr. Fallows will also receive his minimum annual cash bonus (the minimum annual cash bonus is $50,000).

If terminated within twelve (12) months following a change of control, Mr. Fallows and Ms. Popoff will both receive a payment equal to twenty-four (24) months of their then current salary, plus Mr. Fallows is eligible to receive an additional $100,000 representing various bonuses. Mr. Fallows is also entitled to this if he resigns from his employment within 12 months of a change of control.

The following table presents the amounts payable in case of termination without cause following a change of control as per the provisions of the Executive Employment Agreements:

Name and Position with Valens	Termination Following a Change of Control
Tyler Robson Chief Executive Officer and Director	$1,443,750
Jeff Fallows President	$800,000
Chantel Popoff Chief Operating Officer	$550,000

Insurance and Indemnification of Directors and Officers

Prior to the Effective Date, Valens may purchase customary “tail” or “run off” policies of directors’ and officers’ liability insurance from insurers providing protection no less favourable in the aggregate than the protection provided by the policies maintained by Valens and its Subsidiaries which are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events which occurred on or prior to the Effective Date. The Arrangement Agreement requires SNDL to maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date.

Alternatively, Valens may, prior to the Effective Time:

(a)	transfer for nominal consideration to an entity to be owned or controlled by certain directors or officers of Valens (the “D&O Run Off Entity”), all rights and obligations under the Contracts that are currently in place with TVC Bermuda Ltd (“TVC”) and Universal Re-Insurance Company Limited (“UR”) regarding captive insurance for the benefit of current and former the directors and officers of Valens (the “Captive Insurance”); maintain such tail policies in effect without any reduction in scope or coverage for six (6) years from the Effective Date; and

(b)	fund the D&O Run Off Entity prior to the Effective Time with $800,000 (the “Administrative Amount”) to be used by the D&O Run Off Entity to fund and maintain the Captive Insurance for a period of not less than six (6) years following the Effective Time (the “Run Off Period”);

all on terms acceptable to Valens, acting reasonably.

At the end of the later of the Run Off Period and the settlement of all claims made under the Captive Insurance, the D&O Run Off Entity will cause any remaining cash maintained by UR for purposes of the Captive Insurance (the “Captive Insurance Funds”), and any remaining funds relating to the Administrative Amount, to be transferred to SNDL.

SNDL will, from and after the Effective Time, honour all rights to indemnification or exculpation now existing in favour of present and former employees, officers and directors of Valens and its Subsidiaries. These rights will survive the completion of the transactions set forth in the Plan of Arrangement and will continue in full force and effect in accordance with their terms for a period of not less than six (6) years from the Effective Date.

EXPENSES OF THE ARRANGEMENT

Valens estimates that expenses in the aggregate amount of approximately $4.5 million will be incurred by Valens in connection with the Arrangement, including legal, financial advisory, accounting, proxy solicitation, filing fees and costs, the cost of preparing, printing and mailing this Circular and fees in respect of the Fairness Opinion. Valens and SNDL have agreed in the Arrangement Agreement that, except in the limited circumstances described under “Summary of Material Agreements – The Arrangement Agreement – Termination – Reimbursement of Expenses”, all out-of-pocket expenses of the parties relating to the Arrangement Agreement or the transactions contemplated thereby, including legal fees, accounting fees, financial advisory fees, regulatory filing fees, stock exchange fees, all disbursements of advisors and printing and mailing costs, will be paid by the party incurring such expenses.

INTERESTS OF EXPERTS

Certain legal matters in connection with the Arrangement will be passed upon by Stikeman Elliott LLP, on behalf of Valens, and McCarthy Tétrault LLP, on behalf of SNDL. Additionally, certain United States legal matters relating to the Arrangement will be passed upon by Foley Hoag LLP, on behalf of Valens, and Shearman & Sterling LLP represents SNDL with respect to certain United States legal matters. As of the date hereof, the partners and associates of each of Stikeman Elliott LLP, McCarthy Tétrault LLP and Foley Hoag LLP, respectively, beneficially own, or exercise control or direction over, directly or indirectly, less than 1% of the outstanding Valens Shares.

Cormark Securities has provided the Fairness Opinion which is attached as Appendix “E” to this Circular. As of the date hereof, the “designated professionals” (as defined in Form 51-102F2– Annual Information Form) of Cormark Securities do not beneficially own, or exercise control or direction over, directly or indirectly, more than 1% of the outstanding Valens Shares.

KPMG LLP, Chartered Professional Accountants, Valens’ independent auditors, have prepared an independent auditor’s report dated February 28, 2022 in respect of the Valens Annual Financial Statements (as defined below). KPMG LLP has informed Valens that (i) it is independent with respect to Valens within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation and regulations and (ii) it is independent with respect to Valens under all relevant United States professional and regulatory standards.

KPMG LLP, Chartered Professional Accountants, SNDL’s former independent auditors, have prepared an independent auditor’s report dated April 27, 2022 in respect of the SNDL Annual Financial Statements. KPMG LLP is no longer SNDL’s independent auditors and, effective as of July 21, 2022, Marcum LLP was appointed SNDL’s independent auditors. With respect to the SNDL Annual Financial Statements, as of the date of this Circular, KPMG LLP is independent with respect to SNDL within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information relating to Valens, including financial information, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Valens’ website at www.thevalenscompany.com, including in the Valens Annual Financial Statements and the Valens Annual MD&A. Readers may also ask for copies of the Valens Annual Financial Statements, the Valens Annual MD&A as well as Valens’ interim consolidated financial statements and Valens’ management’s discussion and analysis thereon, at no charge, by writing to Investor Relations at 96 Spadina Avenue, Suite 400, Toronto ON M5V 2J6, or by e-mailing info@thevalenscompany.com. Information contained on Valens’ website is not and is not deemed to be a part of this Circular or incorporated by reference herein and should not be relied upon by Valens Shareholders for the purpose of determining whether to approve the Arrangement Resolution.

DATED at Toronto, Ontario, this 24th day of October, 2022.

The contents of this Circular and the sending thereof to the Valens Shareholders have been approved by the Valens Board.

By Order of the Board of Directors of THE VALENS COMPANY INC.

(signed) “Tyler Robson”
Tyler Robson

CONSENT

Consent of Cormark Securities Inc.

To the Special Committee of The Valens Company Inc.:

We refer to the opinion letter dated August 21, 2022 (the “Fairness Opinion”), which we prepared for the Special Committee of The Valens Company Inc. (“Valens”) in connection with the plan of arrangement involving, among others, SNDL Inc. and Valens.

We consent to the inclusion of the Fairness Opinion and all references to the Fairness Opinion in the management information circular of Valens dated October 24, 2022. The Fairness Opinion was given as at August 21, 2022 and remains subject to the assumptions, qualifications and limitations contained therein. In providing such consent, Cormark Securities Inc. does not intend that any person other than the Special Committee of Valens will rely on the Fairness Opinion, provided that the Fairness Opinion may be disclosed to the Board of Directors of Valens.

DATED at Toronto, Ontario, this 24th day of October, 2022.

(signed) “Cormark Securities Inc.”

GLOSSARY OF TERMS

“A&R Credit Agreement” has the meaning given to it in “Summary of Material Agreements – Assignment and Assumption Agreement and Amended and Restated Credit Agreement”;

“ABCA” means the Business Corporations Act (Alberta), as amended, together with the regulations promulgated thereunder;

“Acquisition Proposal” means, other than the transactions contemplated by the Arrangement Agreement, any proposal, expression or indication of interest, inquiry or offer from, or public announcement of an intention by, any Person, or group of Persons “acting jointly or in concert” within the meaning of National Instrument 62-104 – Take-Over Bids and Issuer Bids, whether or not in writing and whether or not delivered to Valens, or the Valens Shareholders or any other securityholder of Valens (including any take-over bid initiated by advertisement or circular) and whether or not subject to due diligence or other conditions, or whether in one transaction or a series of transactions, that relates to, or may reasonably be expected to relate to:

(a)	any direct or indirect sale, issuance or acquisition of shares or other securities (or securities convertible or exercisable for shares or other securities) of Valens that, when taken together with the shares and other securities of Valens held by the proposed acquiror and any Person acting jointly or in concert with such acquiror, represent 20% or more of any class of equity or voting securities of Valens or rights or interests therein and thereto;

(b)	any direct or indirect acquisition or purchase of 20% or more of the assets (or any sale, disposition, joint venture, lease, long-term supply agreement, licence, royalty or other arrangement having the same economic effect) of Valens and the Valens Subsidiaries taken as a whole (and, for greater certainty, assets will include shares of the Valens Subsidiaries);

(c)	an amalgamation, arrangement, plan of arrangement, scheme of arrangement, share exchange, merger, business combination, joint venture, consolidation, recapitalization, liquidation, dissolution, winding-up, reorganization or other similar transaction involving Valens or any of its Subsidiaries;

(d)	any take-over bid, tender offer, issuer bid, exchange offer or similar transaction involving Valens or any of its Subsidiaries; or

(e)	any transaction that would or could reasonably be expected to materially reduce the benefits to the other Party of the Arrangement or would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Arrangement Agreement or the Arrangement;

“Administrative Amount” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“Affected Securityholders” has the meaning given to it in “The Arrangement – Withholding Rights”;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 – Prospectus Exemptions;

“allowable capital loss” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Appurtenances” means with respect to any real property: (a) all buildings, structures, fixtures, improvements and appurtenances located on or forming part of that real property, including those under construction; and (b) all rights of way, licenses, rights of occupation easements or other similar rights appurtenant to and for the benefit of that real property;

“ARC” has the meaning given to it in “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Valens and SNDL, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of August 22, 2022 between Valens and SNDL as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting by Valens Shareholders, substantially in the form set out in Appendix “A”;

“Articles of Arrangement” means the articles of arrangement of Valens to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of the Arrangement Agreement, which shall include the Plan of Arrangement and Final Order otherwise be in a form and content satisfactory to Valens and Valens, each acting reasonably;

“Assignment and Assumption Agreement” has the meaning given to it in “Summary of Material Agreements – Assignment and Assumption Agreement and Amended and Restated Credit Agreement”;

“Australian Cannabis Licences” means all licences, certifications, permits and/or other authorizations issued by a Governmental Entity having competent jurisdiction within Australia in respect of cannabis, products containing cannabis and/or any activities related thereto, including but not limited to: (a) the license to import substances specified in Schedule 4 of the Customs (Prohibited Imports) Regulations 1956 (Australia) issued to Valens Australia Pty Ltd., (b) the license to export substances specified in Schedule 8 of the Customs (Prohibited Exports) Regulations 1958 (Australia) issued to Valens Australia Pty Ltd.;

“Authorization” means with respect to any Person, any order, permit, approval, consent, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person, whether by expiry or termination of an applicable waiting period or otherwise, that is binding upon or applicable to such Person, or its business, assets or securities, including the Australian Cannabis Licences, the Canadian Cannabis Licences and the U.S. CBD Licences;

“Award” means any judgment, decree, injunction, ruling, award, decision or order of any Governmental Entity;

“Base Salary” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Change of Control Benefits”;

“Breaching Party” has the meaning ascribed thereto in section 4.8(3) of the Arrangement Agreement;

“Business Day” means, for any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta;

“Canadian Cannabis Licences” means (a) the standard processing and cultivation license issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada); (b) the analytical testing licence issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada); (c) the research licence issued to Valens Agritech Ltd. under the Cannabis Regulations (Canada); (d) the micro-processing licence issued to Southern Cliff Brands Inc. under the Cannabis Regulations (Canada); (e) the standard processing, cultivation and sale for medical purposes licence issued to Experion Biotechnologies Inc. under the Cannabis Regulations (Canada); and (f) the standard processing license issued to LYF Food Technologies Inc. under the Cannabis Regulations (Canada);

“cannabis” means (i) all living or dead material, plants, seeds, plant parts or plant cells from any cannabis species or subspecies (including sativa, indica and ruderalis), including wet and dry material, trichomes, oil and extracts from cannabis (including cannabinoid or terpene extracts from the cannabis plant), and (ii) biologically or synthetically synthesized analogs of cannabinoids extracted from the cannabis plant using micro organisms, including but not limited to cannabis and marijuana, as defined pursuant to applicable Law, including the Cannabis Act (Canada);

“Cannabis Laws” means, collectively: (i) the Laws of Canada and each of the provinces and territories therein applicable to the production, manufacture, cultivation, importation, exportation, advertisement, marketing, promotion, sale and/or distribution of cannabis, cannabis products and/or related products, including, without limitation, the Cannabis Act (Canada), the Cannabis Regulations (Canada), the Industrial Hemp Regulations (Canada) and the Excise Act, 2001 (Canada); and (ii) the respective regulations and rules made and forms prescribed under such laws, together with all applicable and legally enforceable published policy statements, orders and rulings of the applicable Governmental Entity in each such jurisdiction;

“Cannabis Licences” means the Australian Cannabis Licences, the Canadian Cannabis Licences and the U.S. CBD Licences;

“cannabis product” has the meaning given to such term in the Cannabis Regulations (Canada);

“Captive Insurance Funds” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“CBCA” means the Canada Business Corporations Act, as amended, together with the regulations promulgated thereunder;

“CBD” means cannabidiol, including but not limited to cannabidiol derived from hemp as defined by the United States Agriculture Improvement Act of 2018, Pub. L. 115-334 (the “U.S. Farm Bill”), codified at 7 U.S.C. 1639o and derived from industrial hemp as defined by the Industrial Hemp Regulations (Canada);

“Certificate of Arrangement” means the certificate of arrangement that may be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement;

“Change in Recommendation” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination”;

“Circular” means the notice of the Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Valens Shareholders in connection with the Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement;

“Closing” has the meaning ascribed thereto in section 2.7(2) of the Arrangement Agreement;

“Code” has the meaning given to it in “Certain United States Federal Income Tax Considerations”;

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person duly authorized to perform duties on behalf of the Commissioner of Competition;

“Competition Act” means the Competition Act (Canada);

“Competition Act Approval” means, with respect to the transaction contemplated by the Arrangement, (i) that the Commissioner shall have issued (and not rescinded or amended) to SNDL an advance ruling certificate under Section 102 of the Competition Act, or (ii) that (a) the waiting period under Section 123 of the Competition Act shall have expired or been terminated or the notification requirement shall have been waived pursuant to Section 113(c) of the Competition Act, and, unless such requirement is waived in writing by SNDL, (b) the Commissioner shall have issued (and not rescinded or amended) to SNDL a No Action Letter;

“Competition Tribunal” means the Competition Tribunal as established by subsection 3(1) of the Competition Tribunal Act, R.S.C. 1985, c.19, as amended;

“Computershare” means Computershare Investor Services Inc.;

“Confidentiality Agreement” means the confidentiality agreement between Valens and Valens dated June 28, 2022;

“Consideration” means, with respect to each Valens Share, 0.3334 of a SNDL Share issuable pursuant to the Plan of Arrangement;

“Consideration Shares” means the SNDL Shares to be issued in connection with the Arrangement;

“Contract” means any legally binding agreement, commitment, engagement, contract, licence, lease, obligation, note, mortgage, indenture, franchise, arrangement, understanding, undertaking, joint venture, or other right or obligation (written or oral) to which a Party or any of its Subsidiaries is a party or by which a Party or any of its Subsidiaries is bound or affected or to which any of their respective properties or assets is subject, other than the Employee Plans;

“Controlling Individual” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Cormark Securities” means Cormark Securities Inc., independent financial advisor to the Valens Special Committee;

“Court” means the Ontario Superior Court of Justice (Commercial List) located in Toronto, Ontario, or other court as applicable;

“CRA” means the Canada Revenue Agency;

“Credit Agreement” has the meaning given to it in “Summary of Material Agreements – Assignment and Assumption Agreement and Amended and Restated Credit Agreement”;

“D&O Run Off Entity” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“Demand for Payment” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Depositary” means such Person as Valens may appoint to act as depositary in relation to the Arrangement, with the approval of SNDL, acting reasonably;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Notice” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“Dissenting Holder” means any registered Valens Shareholder who is entitled to and does duly and validly exercise its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Valens Shares in respect of which Dissent Rights are validly exercised by such registered Valens Shareholder;

“Dissenting Non-Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada – Dissenting Non-Resident Holders”;

“DRS Advice” means a Direct Registration System Advice;

“EBITDA” means earnings before interest, tax, depreciation and amortization;

“EDGAR” means the SEC’s Electronic Data Gathering, Analysis, and Retrieval system;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employee Plans” means each employee benefit plan, including, without limitation, any group health and welfare insurance (including medical, hospitalization, vision, prescription drug, accidental death and dismemberment, critical illness, emergency travel, life, short term disability, and long term disability coverage), mortgage insurance, employee loan, employee assistance, education assistance, automobile, housing, supplemental unemployment, post-employment, post-retirement, bonus, profit sharing, stock option, stock purchase, stock appreciation, incentive compensation, performance, equity, equity-based, phantom, deferred compensation, severance, termination pay or salary continuation (other than as required pursuant to applicable employment standards legislation), pension, supplemental pension, retirement, savings, supplemental retirement, change in control, material fringe benefit, paid time off, vacation or other similar plan, program, practice, policy, agreement, arrangement or undertaking (whether written or unwritten, funded or unfunded, registered or unregistered, insured or self-insured) in each case (i) that is established, administered, funded, contributed to or required to be contributed to by Valens or its Subsidiaries and/or ERISA Affiliates for the benefit of one or more current or former Valens Employees or directors of Valens or its Subsidiaries (or the spouse, dependents, beneficiaries, or survivors of such Persons), or (ii) in respect of which Valens or its Subsidiaries have any actual or contingent liability or obligation, but, for the avoidance of doubt, shall not include (A) the Canada Pension Plan, Québec Pension Plan, Employment Insurance, Québec Parental Insurance Plan, or (B) any health, drug, or workers’ compensation plan established and administered by a Governmental Entity;

“Environmental Laws” means all Laws and agreements with Governmental Entities and all other statutory requirements relating to public health and safety, noise control, pollution, Hazardous Substances, remediation, reclamation or the protection of the environment, and all Authorizations issued pursuant to such Laws;

“ERISA” means the United States Employee Retirement Income Security Act of 1974, as amended;

“ERISA Affiliate” means any Person controlling, controlled by or under common control with Valens within the meaning of Section 414(b), (c), (m), or (o) of the U.S. Tax Code and the regulations issued thereunder;

“Exchange Ratio” means 0.3334;

“Executive Employment Agreement” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Change of Control Benefits”;

“Expense Reimbursement” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination – Reimbursement of Expenses”;

“Fairness Opinion” means the written opinion of Cormark Securities Inc. to the effect that, as of August 21, 2022, the Consideration to be paid to the Valens Shareholders, is fair, from a financial point of view, to such Valens Shareholders;

“Final Order” means the order of the Court approving the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably);

“forward-looking statements” has the meaning given to it in “Statements Regarding Forward-Looking Information”;

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract;

“Hazardous Substance” means any substance that is defined or regulated under any Environmental Law as a hazardous substance, contaminant, toxic substance, hazardous waste, special waste, or pollutant;

“Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations”;

“IFRS” means generally accepted accounting principles as set out in the CPA Canada Handbook – Accounting for an entity that prepares its financial statements in accordance with International Financial Reporting Standards, at the relevant time, applied on a consistent basis;

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meeting, as such order may be amended by the Court with the consent of Valens and SNDL, each acting reasonably;

“IRS” has the meaning given to it in “Certain United States Federal Income Tax Considerations”;

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise;

“Leased Properties” means all real property or Appurtenances leased or subleased by Valens or any of its Subsidiaries in whole or in part;

“Legacy Option” means the outstanding stock options of Valens granted pursuant to the Legacy Option Plan, entitling the holder thereof to receive Valens Shares, subject to the terms and conditions of the Legacy Option Plan;

“Legacy Option Plan” means Valens’ former incentive plan authorized by the Valens Board on May 18, 2017, and approved by the Shareholders on August 4, 2017 and again on October 5, 2018, as amended;

“Letter of Transmittal” means the letter of transmittal to be sent by Valens to Valens Shareholders in connection with the Arrangement in the form enclosed with the Circular pursuant to which the Valens Shareholders are required to deliver the certificates representing the Valens Shares in order to receive the Consideration in accordance with the Plan of Arrangement;

“Liens” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute;

“Matching Period” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation – Valens Covenants Regarding Non-Solicitation”;

“Material Contract” means (i) any Contract that if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Valens Material Adverse Effect, including, without limitation; (ii) any Contract relating directly or indirectly to the guarantee of any liabilities or obligations or to indebtedness for borrowed money in excess of an agreed upon amount in the aggregate; (iii) any Contract under which indebtedness in excess of an agreed upon amount is or may become outstanding, other than any such Contract between two or more wholly-owned Subsidiaries of Valens or between Valens and one or more of its wholly-owned Subsidiaries; (iv) any Contract under which Valens or any of its Subsidiaries is obligated to make or expects to receive payments in excess of an agreed upon amount annually or a specified amount over the remaining term; (v) any Contract that creates an exclusive dealing arrangement or right of first offer or refusal; (vi) any Contract providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds an agreed upon amount, other than any leases or subleases relating to Leased Properties; (vii)  any Contract that limits or restricts in any material respect (A) the ability of Valens or any Subsidiary to engage in any line of business or carry on business in any geographic area, or (B) the scope of Persons to whom Valens or any of its Subsidiaries may sell products, or (viii) any Contract providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements;

“Meeting” means the special meeting of Valens Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in this Circular and agreed to in writing by SNDL, acting reasonably;

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions;

“Misrepresentation” has the meaning ascribed thereto under Securities Laws;

“Nasdaq” means the Nasdaq Capital Market of The Nasdaq Stock Market LLC;

“No Action Letter” has the meaning given to it in “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“NI 45-102” means National Instrument 45-102 – Resale of Securities;

“Non-Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Notice of Application” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Notice of Confirmation” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Notice of Contestation” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Notifiable Transaction” has the meaning given to it in “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Notifications” has the meaning given to it in “The Arrangement – Approvals Required for the Arrangement – Competition Act Approval”;

“Ordinary Course” means, with respect to an action taken by Valens or its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the business of Valens and its Subsidiaries consistent with past practice, as the same may be varied, in good faith and on a commercially reasonable basis, to take into account any applicable guidelines, recommendations or measures of a Governmental Entity in response to the actual or reasonably anticipated effect of the COVID-19 pandemic;

“Outside Date” means February 28, 2023, or such later date as may be agreed to in writing by the Parties;

“Owned Real Property” means all real property that is owned in fee simple by Valens or any of its Subsidiaries;

“Parties” means, collectively, Valens and SNDL, and “Party” means either one of them;

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status;

“Personal Information” means any data or information, in any medium whatsoever, about an identifiable individual or which can be used alone or in conjunction with any other data or information to identify an individual, and includes any data or information that constitutes “personal information”, as such term is defined in applicable Privacy Laws;

“PFIC” has the meaning given to it in “Certain United States Federal Income Tax Considerations – Passive Foreign Investment Company Considerations for U.S. Holders”;

“Plan of Arrangement” means the plan of arrangement, substantially in the form set out in Appendix “D”, subject to any amendments or variations to such plan made in accordance with the Arrangement Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Valens and SNDL, each acting reasonably;

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada), the Personal Information Protection Act (Alberta), the Personal Information Protection Act (British Columbia), and an Act respecting the protection of personal information in the private sector (Québec), and any other Law governing the collection, use, disclosure, processing and protection of Personal Information;

“Proceeding” means litigation, legal action, lawsuit, claim, action, suit, demand, arbitration, charge, hearing, demand letter, arbitration, contractual dispute resolution process or other similar proceeding;

“Real Property” or “Real Properties” means collectively, the Owned Real Property and the Leased Properties;

“Record Date” means October 19, 2022;

“Registered Plan” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Regulations” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations for the Valens Shareholders”;

“Regulatory Approvals” means any consent, waiver, permit, exemption, review, order, decision or approval of, or any registration and filing with, any Governmental Entity, or the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Entity, in each case required in connection with the transactions that are the subject of the Arrangement, including, without limitation, the Competition Act Approval;

“Replacement Options” has the meaning given to it in “The Arrangement – The Plan of Arrangement”;

“Representatives” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation - Valens Covenants Regarding Non-Solicitation”;

“Repurchase Notice” has the meaning given to it in “The Arrangement – Dissent Rights for Valens Shareholders”;

“Resident Holder” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“Run Off Period” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“SEC” means the United States Securities and Exchange Commission;

“Section 3(a)(10)” means Section 3(a)(10) of the U.S. Securities Act;

“Section 3(a)(10) Exemption” has the meaning ascribed thereto in section 2.13 of the Arrangement Agreement;

“Secured Lender” has the meaning given to it in “The Arrangement – Background to the Arrangement”;

“Securities Act” means, the Securities Act (Ontario) and the rules, regulations and published policies made thereunder;

“Securities Authority” means (i) the Ontario Securities Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada and (ii) the SEC;

“Securities Laws” means (i) the Securities Act (Ontario), the Securities Act (Alberta) and any other applicable Canadian provincial and territorial securities Laws, rules, regulations and published policies thereunder and (ii) United States federal and state securities Laws;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“SNDL Board” means the board of directors of SNDL, as the same is constituted from time to time;

“SNDL Filings” means all documents publicly filed by or on behalf of SNDL on SEDAR and/or EDGAR since January 1, 2020;

“SNDL Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to have a durationally significant impact that is material and adverse to the business, affairs, operations, financial condition or results of operations of SNDL and its Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting any of the industries in jurisdictions in which SNDL or any of its Subsidiaries operate;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general political, economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national, United States or global financial or capital markets;

(c)	any epidemic, pandemic or outbreaks of illness (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of the Arrangement Agreement) or other health crisis or public health event;

(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;

(f)	any earthquake, flood, climatic and other natural events or conditions (including drought, any other weather conditions) or other natural disaster;

(g)	any change in the price of cannabis (on a current or go forward basis);

(h)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(i)	any action taken (or omitted to be taken) by SNDL or any of its Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to or expressly requested by Valens in writing;

(j)	any matter which has been disclosed by SNDL in the SNDL Filings prior to the date hereof;

(k)	the execution, announcement, pendency or performance of the Arrangement Agreement or consummation of the Arrangement;

(l)	the failure of SNDL to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or other financial performance or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a SNDL Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above); or

(m)	any change in the market price or trading volume of any securities of SNDL (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a SNDL Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(l) above), or any suspension of trading in securities generally on any securities exchange on which any securities of SNDL trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on SNDL and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which SNDL or any of its Subsidiaries operate, such effect may be taken into account in determining whether a SNDL Material Adverse Effect has occurred; and (ii) references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether an “SNDL Material Adverse Effect” has occurred;

“SNDL Share” means a common share in the capital of SNDL;

“SNDL Shareholder” means a holder of one or more SNDL Shares;

“SNDL Subsidiaries” means SNDL’s wholly-owned Subsidiaries;

“Subsidiary” has the meaning ascribed thereto in Section 1.1 of National Instrument 45-106 – Prospectus Exemptions;

“Superior Proposal” means any bona fide written Acquisition Proposal to acquire, directly or indirectly, not less than all of the outstanding Valens Shares or all or substantially all of the assets of Valens and its Subsidiaries on a consolidated basis that did not result from a breach of the Arrangement Agreement and: (i) that is reasonably capable of being completed, without undue delay, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal; (ii) that is not subject to a financing condition and in respect of which it has been demonstrated to the satisfaction of the Valens Board after receipt of advice from its financial advisors and outside legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; (iii) that is not subject to a due diligence condition; and (iv) in respect of which the Valens Board determines, in its good faith judgment, after receiving the advice of its outside legal counsel (with respect to the Valens Board’s fiduciary duties) and its financial advisors, that it would, if consummated in accordance with its terms (but without assuming away the risk of non-completion), result in a transaction which is more favourable, from a financial point of view, to the Valens Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by SNDL pursuant to the Arrangement Agreement);

“Superior Proposal Agreement” means a written agreement (other than a confidentiality agreement permitted by and in accordance with the Arrangement Agreement) with respect to a Superior Proposal entered into by Valens and the party making the Superior Proposal in accordance with the Arrangement Agreement;

“Superior Proposal Agreement Counter-Party” means the party or parties with whom Valens enters into the Superior Proposal Agreement;

“Superior Proposal Notice” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Covenants Regarding Non-Solicitation – Valens Covenants Regarding Non-Solicitation”;

“Supporting Shareholders” means Tyler Robson, Sunil Gandhi, Jeff Fallows, Chantel Popoff, Adam Shea, Everett Knight, Ashley McGrath, Andrew Cockwell, Karin A. McCaskill, Drew Wolff, Guy Beaudin;

“Taxes” means (i) any and all taxes, duties, fees, excises, premiums, assessments, imposts, levies and other charges or assessments of any kind whatsoever imposed by any Governmental Entity, whether computed on a separate, consolidated, unitary, combined or other basis, including those levied on, or measured by, or described with respect to, income, gross receipts, profits, gains, windfalls, capital, capital stock, production, recapture, transfer, land transfer, license, gift, occupation, wealth, environment, net worth, indebtedness, surplus, sales, goods and services, harmonized sales, use, value-added, excise, special assessment, stamp, withholding, business, franchising, real or personal property, health, employee health, payroll, workers’ compensation, employment or unemployment, severance, social services, social security, education, utility, surtaxes, customs, import or export, and including all license and registration fees and all Employment Insurance, Canada Pension Plan, health insurance and government pension plan premiums or contributions; (ii) all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Entity on or in respect of amounts of the type described in clause (i) above or this clause (ii); (iii) any liability for the payment of any amounts of the type described in clauses (i) or (ii) for or to or in respect of any other Person, including as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or by virtue of any statute (including under sections 159 and 160 of the Tax Act); and (iv) any liability for the payment of any amounts of the type described in clauses (i) or (ii) or as a result of any express or implied obligation to indemnify any other Person or as a result of being a transferee or successor in interest to any party;

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time;

“Tax Proposals” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations”;

“Tax Returns” means any and all returns, reports, declarations, elections, notices, forms, designations, filings, statements (including estimated tax returns and reports, withholding tax returns and reports, and information returns and reports) and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes;

“taxable capital gain” has the meaning given to it in “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Taxation of Capital Gains and Capital Losses”;

“Term Loan” has the meaning given to it in “The Arrangement – Background to the Arrangement”;

“Termination Amount” has the meaning given to it in “Summary of Material Agreements – The Arrangement Agreement – Termination – Termination Payments”;

“Treasury Regulations” has the meaning given to it in “Certain United States Federal Income Tax Considerations”;

“TSX” means the Toronto Stock Exchange;

“TVC” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“U.S. CBD Licences” means all licences, certifications, permits and/or other authorizations issued by a Governmental Entity having competent jurisdiction within the United States of America necessary to process or manufacture CBD, including but not limited to the following: (i) Annual Food Permit, Hemp Food Establishment, issued to Valens by the Florida Department of Agriculture and Consumer Services Division of Food Safety; (ii) Annual Food Permit, Hemp Food Establishment, issued to Green Roads Inc. by the Florida Department of Agriculture and Consumer Services Division of Food Safety; (iii) Green Roads’ Industrial Hemp Product Registration issued by the Utah Department of Agriculture & Food; (iv) Green Roads’ Registered Hemp Product Certifications issued by West Virginia Department of Agriculture; (v) Green Roads’ Consumable Hemp Manufacturer Registration issued by the Iowa Food and Consumer Safety Department of Inspections and Appeals; (vi) Green Roads of Florida LLC’s Cannabinoid Hemp Distributor Permit issued by the New York State Office of Cannabis Management; (vii) Green Roads’ Cannabinoid Hemp Distributor Permit issued by the New York State Office of Cannabis Management; (viii) Green Roads’ Batch Endorsement Approval Notices issued by the Alaska Division of Agriculture; and (ix) Green Roads’ Retailer Registration issued by the Alaska Division of Agriculture;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended, including the rules and regulations promulgated thereunder;

“U.S. GAAP” has the meaning given to it in “Notice to Securityholders in the United States – Exemption from U.S. Registration”.

“U.S. Holder” has the meaning given to it in “Certain United States Federal Income Tax Considerations”;

“U.S. Person” has the meaning ascribed to it in Rule 902(k) of the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder;

“U.S. Securities Laws” means U.S. federal securities Laws, including the U.S. Securities Act and the U.S. Exchange Act, and any applicable U.S. state securities Laws;

“U.S. Shareholders” has the meaning given to it in “The Arrangement – Issuance and Resale of Securities Issued to Valens Shareholders as Consideration Under the Arrangement – United States”;

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended;

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code; and

“U.S. Treaty” means the Canada-United States Income Tax Convention (1980), as amended;

“UR” has the meaning given to it in “Interest of Certain Persons in Matters to be Acted Upon – Insurance and Indemnification of Directors and Officers”;

“Valens” means The Valens Company Inc., a corporation existing under the laws of Canada;

“Valens Board” means the board of directors of Valens as constituted from time to time;

“Valens Board Recommendation” means a statement that the Valens Board (excluding any members thereof who abstained from voting) has, after receiving legal and financial advice, determined that the Arrangement is in the best interests of Valens and is fair to the Valens Shareholders and unanimously recommends (excluding any members thereof who abstained from voting) that Valens Shareholders vote in favour of the Arrangement Resolution;

“Valens Constating Documents” means the articles of continuance and by-laws of Valens and all amendments to such articles or by-laws;

“Valens Disclosure Letter” means the disclosure letter dated August 22, 2022 and all schedules, exhibits and appendices thereto, delivered by Valens to SNDL with the Arrangement Agreement;

“Valens DSUs” means the outstanding deferred share units of Valens issued pursuant to the Valens Incentive Award Plan, each entitling the holder thereof to receive Valens Shares or a certain cash amount, subject to the terms and conditions of the Valens Incentive Award Plan;

“Valens Employees” means the officers and employees of Valens and its Subsidiaries;

“Valens Filings” means all documents publicly filed by or on behalf of Valens on SEDAR and/or EDGAR since January 1, 2020;

“Valens Incentive Award Plan” means Valens’ omnibus long term incentive plan adopted by the Valens Board on May 11, 2020 and approved by the Shareholders on June 12, 2020;

“Valens Material Adverse Effect” means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to have a durationally significant impact that is material and adverse to the business, affairs, operations, financial condition or results of operations of Valens and its Subsidiaries, taken as a whole, or will, or would reasonably be expected to, prevent, materially delay or materially impair the ability of the Parties to consummate the transactions contemplated by the Arrangement Agreement, except any such change, event, occurrence, effect or circumstance arising out of, relating to, resulting from or attributable to:

(a)	any change, development or condition generally affecting any of the industries in jurisdictions in which Valens or any of its Subsidiaries operate;

(b)	any change, development or condition in or relating to global, national or regional political conditions (including strikes, lockouts, riots or facility takeover for emergency purposes) or in general political, economic, business, banking, regulatory, currency exchange, interest rate, rates of inflation or market conditions or in national, United States or global financial or capital markets;

(c)	any epidemic, pandemic or outbreaks of illness (provided that, in the case of the COVID-19 pandemic, any escalation of such COVID-19 pandemic from the date of the Arrangement Agreement) or other health crisis or public health event;

(d)	any change, development or condition resulting from any act of sabotage or terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of sabotage, terrorism, hostilities or war;

(e)	any change in applicable generally accepted accounting principles, including IFRS, or changes in regulatory accounting requirements applicable to cannabis businesses, the cannabis industry and the business of manufacturing cannabis and cannabis products;

(f)	any earthquake, flood, climatic and other natural events or conditions (including drought, any other weather conditions) or other natural disaster;

(g)	any change in the price of cannabis (on a current or go forward basis);

(h)	any adoption, proposal, implementation or change in Law or any interpretation, application or non-application of any Laws by any Governmental Entity;

(i)	any action taken (or omitted to be taken) by Valens or any of its Subsidiaries which is required or expressly permitted to be taken (or omitted to be taken) pursuant to the Arrangement Agreement or that is consented to or expressly requested by SNDL in writing;

(j)	any matter which has been disclosed by Valens in the Valens Disclosure Letter or in the Valens Filings prior to August 22, 2022;

(k)	the execution, announcement, pendency or performance of the Arrangement Agreement or consummation of the Arrangement;

(l)	the failure of Valens to meet any internal, published or public projections, forecasts, guidance or estimates, including without limitation of revenues, earnings or other financial performance or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Valens Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(k) above); or

(m)	any change in the market price or trading volume of any securities of Valens (it being understood that the causes underlying such change in market price or trading volume may be taken into account in determining whether a Valens Material Adverse Effect has occurred, provided that such causes are not referred to in clauses (a)-(l) above), or any suspension of trading in securities generally on any securities exchange on which any securities of Valens trade;

provided, however, (i) if an effect referred to in clauses (a) through to and including (f) above, has a materially disproportionate effect on Valens and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which Valens or any of its Subsidiaries operate, such effect may be taken into account in determining whether a Valens Material Adverse Effect has occurred; and (ii) references in certain Sections of the Arrangement Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a “Valens Material Adverse Effect” has occurred;

“Valens Notice of Special Meeting” means the notice of special meeting of Valens which accompanies this Circular;

“Valens Options” means the outstanding stock options of Valens granted pursuant to the Valens Incentive Award Plan entitling the holder thereof to receive Valens Shares, subject to the terms and conditions of the Valens Incentive Award Plan;

“Valens Optionholder” means a holder of Valens Options and/or Legacy Options;

“Valens PSUs” means the outstanding performance share units of Valens granted pursuant to the Valens Incentive Award Plan entitling the holder thereof to receive Valens Shares, subject to the terms and conditions of the Valens Incentive Award Plan;

“Valens RSUs” means the outstanding restricted award units of Valens granted pursuant to the Valens Incentive Award Plan entitling the holder thereof to receive Valens Shares, subject to the terms and conditions of the Valens Incentive Award Plan;

“Valens Share” means a common share in the capital of Valens;

“Valens Shareholders” means the registered and/or beneficial holders of the Valens Shares, as the context requires;

“Valens Special Committee” means the special committee of the Valens Board established in connection with the transactions contemplated by the Arrangement Agreement;

“Valens Warrant Indenture” means a warrant indenture under which any of the outstanding Valens Warrants were issued;

“Valens Warrantholders” means a holder of Valens Warrants;

“Valens Warrants” means the outstanding warrants to purchase Valens Shares, which, for greater certainty, includes all outstanding broker warrants entitling the holder thereof to purchase Valens Shares;

“Voting Support Agreements” means voting support agreement dated as of August 22, 2022, between SNDL and each of the Supporting Shareholders;

“VWAP” means the volume weighted average trading price; and

“wilful breach” means a material breach of the Arrangement Agreement that is a consequence of any act undertaken by the Breaching Party with the actual knowledge that the taking of such act would, or would be reasonably expected to, cause a material breach of the Arrangement Agreement

APPENDIX “A”
ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act involving, inter alios, The Valens Company Inc. (the “Company”) and SDNL Inc. (“SNDL”), as more particularly described and set forth in the management information circular (the “Circular”) of the Company dated October 24, 2022 accompanying the notice of special meeting of the shareholders of the Company (as the Arrangement may be amended, modified or supplemented in accordance with the arrangement agreement made as of August 22, 2022 between the Company and SNDL (the “Arrangement Agreement”)), is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “D” to the Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and all the transactions contemplated therein, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Ontario Superior Court of Justice (Commercial List) (the “Court”) to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented and as described in the Circular or in accordance with the Interim Order (as defined in the Arrangement Agreement)).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan of Arrangement to the extent permitted by the Arrangement Agreement and the Plan of Arrangement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director in accordance with the Canada Business Corporations Act, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”
INTERIM ORDER

(Please see attached.)

B-1

APPENDIX “C”
NOTICE OF APPLICATION FOR THE FINAL ORDER

(Please see attached.)

C-1

APPENDIX “D”
PLAN OF ARRANGEMENT

PLAN OF ARRANGEMENT
UNDER SECTION 192
OF THE
Canada BUSINESS CORPORATIONS ACT

Article 1
INTERPRETATION

Section 1.1	Definitions

Unless indicated otherwise or there is something in the subject matter or context inconsistent therewith, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings specified in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“Affected Securityholder” has the meaning specified in Section 7.3.

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan of Arrangement, subject to any amendments or variations to this Plan of Arrangement made in accordance with the terms of the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement made as of August 22, 2022 between the Company and the Purchaser as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms and, where applicable, to the Schedules thereto and the Company Disclosure Letter.

“Arrangement Resolution” means the special resolution to approve this Plan of Arrangement to be considered at the Company Meeting by the Company Shareholders, substantially in the form set out in Schedule B to the Arrangement Agreement.

“Articles of Arrangement” means the articles of arrangement of the Company to be filed in respect of the Arrangement required by subsection 192(6) of the CBCA to give effect to the Arrangement, such articles to be filed with the Director after the Final Order has been granted and all other conditions precedent to the Arrangement have been satisfied or waived in accordance with the terms of the Arrangement Agreement, which shall include this Plan of Arrangement and Final Order otherwise be in a form and content satisfactory to the Company and the Purchaser, each acting reasonably.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario or Calgary, Alberta.

“CBCA” means the Canada Business Corporations Act.

“Certificate of Arrangement” means the Certificate of Arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement giving effect to the Arrangement.

“Company” means The Valens Company Inc., a corporation existing under the laws of Canada.

“Company Circular” means the notice of the Company Meeting and accompanying management information circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management information circular, to be sent to Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time in accordance with the terms of the Arrangement Agreement.

“Company Incentive Award Plan” means the Company’s omnibus long term incentive plan adopted by the Valens Board and effective as of May 11, 2020 and approved by the Shareholders on June 12, 2020.

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of the Arrangement Agreement, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution and for any other purpose as may be set out in the Company Circular and agreed to in writing by the Purchaser, acting reasonably.

“Company Optionholder” means a holder of Company Options and/or Legacy Options.

“Company Options” means the outstanding stock options of the Company granted pursuant to the Company Incentive Award Plan entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Company Incentive Award Plan.

“Company Share” means a common share in the capital of the Company.

“Company Shareholders” means the registered and/or beneficial holders of the Company Shares, as the context requires.

“Company Warrant Indenture” means a warrant indenture under which any of the outstanding Company Warrants were issued.

“Company Warrantholder” means a holder of Company Warrants.

“Company Warrants” means the outstanding warrants to purchase Company Shares, which, for greater certainty, includes all outstanding broker warrants entitling the holder thereof to purchase Company Shares.

“Consideration” means, with respect to each Company Share, 0.3334 of a Purchaser Share issuable pursuant to this Plan of Arrangement.

“Court” means the Superior Court of Ontario (Commercial List), or other court as applicable.

“Depositary” means such Person as the Company may appoint to act as depositary in relation to the Arrangement, with the approval of the Purchaser, acting reasonably.

“Director” means the Director appointed pursuant to section 260 of the CBCA.

“Dissent Rights” has the meaning specified in Section 6.1(a).

“Dissenting Holder” means any registered Company Shareholder who is entitled to and does duly and validly exercise its Dissent Rights and has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered Company Shareholder.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means 12:01 a.m. (Toronto time) on the Effective Date, or such other time as the Parties agree to in writing before the Effective Date.

“Exchange Ratio” means 0.3334.

“Final Order” means the order of the Court, in a form acceptable to the Parties, each acting reasonably, approving the Arrangement pursuant to subsection 192(3) of the CBCA, after a hearing upon the procedural and substantive fairness of the terms and conditions of the Arrangement, as such order may be amended by the Court (with the consent of each of the Parties, acting reasonably) at any time prior to the Effective Date or as such order may be affirmed or amended on appeal (provided that any such amendment is satisfactory to each of the Parties, acting reasonably).

“Governmental Entity” means (i) any international, multinational, national, federal, provincial, state, territorial, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, commissioner, board, bureau, minister, ministry, governor in council, cabinet, agency or instrumentality, domestic or foreign, (ii) any subdivision, agency, commission, board, agent or authority of any of the foregoing, (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, (iv) any stock exchange or (v) any arbitration panel or arbitrator deciding or resolving contractual disputes or interpreting any provisions of a Contract.

“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court with the consent of the Company and the Purchaser, each acting reasonably.

“Law” means, with respect to any Person, any and all applicable law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, Award, order, injunction, judgment, decree, direction, decision, ruling, notice or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated, rendered, issued, ordered or applied by a Governmental Entity that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, guidelines, notices and protocols of any Governmental Entity, as amended unless expressly specified otherwise.

“Legacy Option” means the outstanding stock options of the Company granted pursuant to the Legacy Option Plan, entitling the holder thereof to receive Company Shares, subject to the terms and conditions of the Legacy Option Plan.

“Legacy Option Plan” means the Company’s former incentive plan authorized by the Valens Board on May 18, 2017, and approved by the Shareholders on August 4, 2017 and again on October 5, 2018, as amended.

“Letter of Transmittal” means the letter of transmittal to be sent by the Company to Company Shareholders in connection with the Arrangement in the form enclosed with the Company Circular pursuant to which the Company Shareholders are required to deliver the certificates representing the Company Shares in order to receive the Consideration in accordance with this Plan of Arrangement.

“Lien” means any mortgage, charge, pledge, encumbrance, hypothec, security interest, prior claim or lien (statutory or otherwise), in each case, whether contingent or absolute.

“Parties” means, collectively, the Company and the Purchaser and “Party” means either of them.

“Person” includes any individual, partnership, association, body corporate, organization, trust, estate, trustee, executor, administrator, legal representative, government (including Governmental Entity), syndicate or other entity, whether or not having legal status.

“Plan of Arrangement” means this Plan of Arrangement proposed under section 192 of the CBCA, and any amendments or variations to this Plan of Arrangement made in accordance with the Arrangement Agreement or Section 8.1 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser, each acting reasonably.

“Purchaser” means SNDL Inc., a corporation existing under the laws of Alberta.

“Purchaser Share” means a common share in the capital of the Purchaser.

“Replacement Option” has the meaning specified in Section 3.1(b);

“Tax Act” means the Income Tax Act (Canada) and the regulations promulgated thereunder, as may be amended from time to time.

“United States” or “U.S.” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia.

“U.S. Securities Act” means the United States Securities Act of 1933, as amended, including the rules and regulations promulgated thereunder.

“U.S. Tax Code” means the United States Internal Revenue Code of 1986, as amended.

“U.S. Treasury Regulations” means the treasury regulations promulgated under the U.S. Tax Code.

Section 1.2	Currency

All references to dollars, or to $, are expressed in Canadian currency except as otherwise indicated.

Section 1.3	Gender and Number

Any reference to gender includes all genders. Words importing the singular number only shall include the plural and vice versa.

Section 1.4	Phrasing

The words (i) “including”, “includes” and “include” mean “including (or includes or include) without limitation”, (ii) “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of,” and (iii) unless stated otherwise “Article” and “Section” followed by a number mean and refer to the specified Article or Section of this Plan of Arrangement.

Section 1.5	References to Persons

Any reference to a Person includes its heirs, administrators, executors, legal personal, representatives, successors and permitted assigns.

Section 1.6	Statutes

Any reference to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended or re-enacted, unless stated otherwise.

Section 1.7	Non-Business Days

A period of time is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period, if the last day of the period is a Business Day, or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period is not a Business Day. If the date on which any action is required or permitted to be taken under this Agreement by a Person is not a Business Day, such action shall be required or permitted to be taken on the next succeeding day which is a Business Day.

Section 1.8	Time References

References to time are to local time, Toronto, Ontario, unless otherwise specified.

Section 1.9	Time

Time is of the essence in this Plan of Arrangement in every matter or action contemplated hereunder.

Article 2
BINDING EFFECT

Section 2.1	Arrangement Agreement

This Plan of Arrangement is made pursuant and subject to the provisions of and forms part of the Arrangement Agreement.

Section 2.2	Binding Effect

This Plan of Arrangement and the Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective, and be binding on the Purchaser, the Company, all Company Shareholders, including Dissenting Holders, Company Optionholders, Company Warrantholders, the registrar and transfer agent of the Company, the Depositary and all other Persons, in each case, at and after, the Effective Time without any further act or formality required on the part of any Person, except as expressly provided herein. No portion of this Plan of Arrangement shall take effect with respect to any party or Person until the Effective Time.

Section 2.3	Filing of the Articles of Arrangement

The Articles of Arrangement and the Certificate of Arrangement shall be filed with the Director and issued, respectively, with the purpose and intent that none of the provisions of this Plan of Arrangement shall become effective unless all of the provisions of this Plan of Arrangement become effective in the sequence provided herein with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence set forth herein.

Section 2.4	The Arrangement

Commencing at the Effective Time, each of the steps, events or transactions set out below shall, except for steps, events or transactions deemed to occur concurrently with other steps, events or transactions as set out below, occur and shall be deemed to occur consecutively in two minute intervals in the following order (or in such other manner, order or times as the Parties may agree in writing) without any further act or formality, except as otherwise provided herein.

Article 3
ARRANGEMENT

Section 3.1	Arrangement

Pursuant to the Arrangement, commencing at the Effective Time, the following transactions shall occur and shall be deemed to occur without any further authorization, act or formality in the following order:

(a)	at the Effective Time, all Company Shares held by Dissenting Holders shall be deemed to have been transferred (free and clear of all Liens) to the Company and cancelled in consideration for a debt claim against the Company (to be settled by the Company with its own available funds on hand and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser) for the amount determined under Section 6.1,

(i)	such Dissenting Holders shall cease to be the holders of such Company Shares and to have any rights as Company Shareholders other than the right to be paid the fair value for such Company Shares as set out in Section 6.1; and

(ii)	the name of each such Dissenting Holder shall be removed as Company Shareholder, as applicable, from the registers of Company Shareholders, as applicable, maintained by or on behalf of Company in respect of such Company Shares and such Company Shares shall be cancelled and cease to be outstanding; and

(b)	each Company Share held by a Company Shareholder (other than (i) a Dissenting Holder or (ii)the Purchaser or any of its Subsidiaries) shall, without any further action by or on behalf of a Company Shareholder, be transferred (free and clear of all Liens) to the Purchaser in consideration for the Consideration;

(c)	notwithstanding the terms of the Company Incentive Award Plan or the Legacy Option Plan and subject to Section 7.1(f), each Company Option and Legacy Option outstanding at the Effective Time, whether vested or unvested, shall be deemed to be vested to the fullest extent, shall be exchanged for an option (a “Replacement Option”) to purchase from the Purchaser the number of Purchaser Shares (rounded down to the nearest whole number) equal to: (A) the Exchange Ratio multiplied by: (B) the number of Company Shares subject to such Company Option or Legacy Option, as applicable, immediately prior to the Effective Time, at an exercise price per Purchaser Share (rounded up to the nearest whole cent) equal to: (C) the exercise price per Company Share otherwise purchasable pursuant to such Company Option or Legacy Option, as applicable, immediately prior to the Effective Time, divided by (D) the Exchange Ratio, exercisable until the original expiry date of such Company Option or Legacy Option, as applicable. Except as set out above, all other terms and conditions of such Replacement Option, including the conditions to and manner of exercising, will be the same as the Company Option or Legacy Option, as applicable, so exchanged, and shall be governed by the terms of the Company Incentive Award Plan or the Legacy Option Plan, as applicable, as assumed by the Purchaser, and any document evidencing a Company Option or Legacy Option, as applicable, shall thereafter evidence and be deemed to evidence such Replacement Option;

Section 3.2	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code and the U.S. Treasury Regulations promulgated thereunder, and this Plan of Arrangement together with the Arrangement Agreement, is intended to be, and is hereby adopted as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code. Each Party agrees to treat the Arrangement as a reorganization within the meaning of section 368(a) of the U.S. Tax Code for all United States federal income tax purposes, to treat the Arrangement Agreement, together with this Plan of Arrangement, as a “plan of reorganization” within the meaning of the U.S. Treasury Regulations promulgated under section 368 of the U.S. Tax Code, and to not take any position on any Tax Return or otherwise take any Tax reporting position inconsistent with such treatment.

Neither Party makes any representation, warranty, or covenant to the other Party or to any Company Shareholder, Purchaser Shareholder or any other Person regarding the United States tax treatment of the Arrangement, including, but not limited to, whether the Arrangement will qualify as a reorganization within the meaning of section 368(a) of the U.S. Tax Code or as a tax-deferred transaction for purposes of any United States state or local income tax Law.

Article 4
ARRANGEMENT MECHANICS

Section 4.1	Transfer of Securities

With respect to the Company Shareholders (other than (i) Dissenting Holders or (ii) the Purchaser or any of its Subsidiaries) immediately before the Effective Time, upon and at the time of the transfer of Company Shares effected pursuant to0:

(a)	each such Company Shareholder shall cease to be a Company Shareholder and to have any rights other than the right to receive the Consideration issuable to such Company Shareholder under this Plan of Arrangement, and the name of each such Company Shareholder shall be removed from the register of Company Shareholders maintained by or on behalf of Company;

(b)	the Purchaser shall become the transferee (free and clear of all Liens) of the Company Shares transferred to the Purchaser by each such Company Shareholder and shall be added to the register of Company Shareholders maintained by or on behalf of Company; and

(c)	the Purchaser shall cause to be issued, paid and delivered the aggregate Consideration issuable, payable and deliverable to each such Company Shareholder, and the name of each such Company Shareholder shall be added to the register of holders of Purchaser Shares maintained by or on behalf of Purchaser, as the case may be.

Section 4.2	No Fractional Purchaser Shares

In no event shall a Company Shareholder be entitled to a fractional Purchaser Share. Where the aggregate number of Purchaser Shares to be issued to a Company Shareholder pursuant to this Plan of Arrangement would otherwise result in a fraction of a Purchaser Share being issuable, the number of Purchaser Shares to be received by such Company Shareholder shall be rounded down to the next lesser whole number of Purchaser Shares. In calculating such fractional interests, all Company Shares registered in the name of a Company Shareholder or its nominee shall be aggregated.

Article 5
COMPANY WARRANTS

Section 5.1	Company Warrants

(a)	In accordance with the terms of each of the Company Warrants and the applicable Warrant Indenture, each holder of a Company Warrant shall be entitled to receive (and such holder shall accept) upon the exercise of such holder’s Company Warrant, in lieu of Company Shares to which such holder was theretofore entitled upon such exercise, and for the same aggregate consideration payable therefor, the Consideration which the holder would have been entitled to receive as a result of the transactions contemplated by this Arrangement if, immediately prior to the Effective Time, such holder had been the registered holder of the number of Company Shares to which such holder would have been entitled if such Warrant Holder had exercised such holder’s Company Warrants immediately prior to the Effective Time. Each Company Warrant shall continue to be governed by and be subject to the terms of the applicable Company Warrant certificate and the applicable Warrant Indenture, subject to any supplemental exercise documents issued by the Purchaser to holders of Company Warrants to facilitate the exercise of the Company Warrants and the payment of the corresponding portion of the exercise price thereof. Upon the exercise of a Company Warrant following the Effective Time, the Purchaser shall deliver the Purchaser Shares needed to settle such exercise. Holders of Company Warrants will be advised that securities issuable upon the exercise of the Company Warrants, if any, will be “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act, and may only be offered, sold or otherwise transferred pursuant to an effective registration statement or a then available exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws, if any.

(b)	Upon any exercise of a Company Warrant following the Effective Time, the Purchaser shall deliver the applicable number of Purchaser Shares required to settle such exercise.

Article 6
RIGHTS OF DISSENT

Section 6.1	Rights of Dissent

(a)	Registered Company Shareholders may exercise dissent rights with respect to the Company Shares held by such holders (“Dissent Rights”) in connection with the Arrangement pursuant to and in the manner set forth in section 190 of the CBCA, as modified by the Interim Order and this Section 6.1; provided that, notwithstanding subsection 190(5) of the CBCA, the written objection to the Arrangement Resolution referred to in subsection 190(5) of the CBCA must be received by the Company not later than 5:00 p.m. (Calgary time) five (5) Business Days immediately preceding the date of the Company Meeting (as it may be adjourned or postponed from time to time).

(b)	Dissenting Holders who duly exercise their Dissent Rights shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised to the Company free and clear of all Liens, as provided in Section 3.1(a), and if they:

(i)	ultimately are entitled to be paid fair value for such Company Shares: (A) they shall be deemed not to have participated in the transactions in Article 3 (other than Section 3.1(a)); (B) will be entitled to be paid an amount equal to the fair value of such Company Shares by the Company (with Company funds and not funds directly or indirectly provided by the Purchaser or any affiliate of the Purchaser), which fair value shall be determined as of the close of business on the Business Day before the Arrangement Resolution was adopted; and (C) will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Holder not exercised their Dissent Rights in respect of such Company Shares; or

(ii)	ultimately are not entitled, for any reason, to be paid fair value for such Company Shares, they shall: (A) be deemed to have participated in the Arrangement, commencing at the Effective Time, on the same basis as a non-Dissenting Holder of Company Shares.

Section 6.2	Recognition of Dissenting Holders

(a)	In no circumstances shall the Purchaser, the Company or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such Dissent Rights are sought to be exercised.

(b)	For greater certainty, in no case shall the Purchaser, the Company or any other Person be required to recognize Dissenting Holders as holders of Company Shares in respect of which Dissent Rights have been validly exercised after the completion of the transfer under Section 3.1(a), and the names of such Dissenting Holders shall be deemed to be removed from the registers of holders of the Company Shares in respect of which Dissent Rights have been validly exercised at the same time as the events described in Section 3.1(a) occurs. In addition to any other restrictions under section 190 of the CBCA, Company Shareholders who vote or have instructed a proxyholder to vote such Company Shares in favour of the Arrangement Resolution (but only in respect of such Company Shares) shall not be entitled to exercise Dissent Rights.

Article 7
PAYMENT AND CERTIFICATES

Section 7.1	Payment and Delivery of Purchaser Shares

(a)	Prior to the Effective Time, and prior to the filing of the Articles of Arrangement with the Director, the Purchaser shall deposit or cause to be deposited with the Depositary certificates representing, or other evidence regarding the issuance of, the aggregate Consideration that the Company Shareholders are entitled to receive under the Arrangement (calculated without reference to whether any Company Shareholder has exercised Dissent Rights).

(b)	Forthwith following the Effective Time, the Purchaser shall cause to be issued to each Company Shareholder the number of Purchaser Shares required by Section 3.1(b). The Depositary shall deliver the Consideration in respect of those Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b) which are held on a book-based basis, less any amounts withheld pursuant to Section 7.3, in accordance with normal industry practice for payments relating to securities held on a book-based only basis. With respect to Company Shares not held on a book-based only basis, upon the surrender to the Depositary of a certificate, letter or other instrument, as applicable which, immediately prior to the Effective Time, represented outstanding Company Shares that were transferred or deemed to be transferred pursuant to Section 3.1(b), together with a duly completed and executed Letter of Transmittal and such additional documents and instruments as the Depositary may reasonably require, each Company Share represented by such surrendered certificate(s), letter(s) or other instrument(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to the applicable Company Shareholder as directed in the Letter of Transmittal, as soon as practicable and in accordance with Section 4.1(c), the Consideration that such Company Shareholder is entitled to receive under this Plan of Arrangement, in each case less any amounts withheld pursuant to Section 7.3, and any certificate(s) so surrendered shall forthwith be cancelled.

(c)	Until surrendered as contemplated by this Section 7.1, each certificate that immediately prior to the Effective Time represented outstanding Company Shares (other than Shares held by the Purchaser or any of its Subsidiaries) shall be deemed, immediately after the completion of the transactions contemplated in Section 4.1(c) to represent only the right to receive upon such surrender the Consideration in lieu of such certificate as contemplated in Section 4.1(c). Subject to any applicable Laws relating to unclaimed personal property, any such certificate, letter or other instrument, as applicable, formerly representing outstanding Company Shares that is not duly surrendered on or before the sixth (6th) anniversary of the Effective Date shall cease to represent a claim by or interest of any former Company Shareholder of any kind or nature against or in the Purchaser or the Company.

(d)	Any payment made by way of cheque by the Depositary or by the Company pursuant to the Arrangement that has not been deposited or has been returned to the Depositary or the Company or that otherwise remains unclaimed, in each case, on or before the sixth (6th) anniversary of the Effective Time, and any right or claim to payment hereunder that remains outstanding on the sixth (6th) anniversary of the Effective Time shall cease to represent a right or claim of any kind or nature and the right of any Company Shareholder to receive the Consideration for any Company Shares pursuant to the Arrangement shall terminate and be deemed to be surrendered and forfeited to the Purchaser or the Company, as applicable, for no consideration.

(e)	No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the Consideration to which such Company Shareholder is entitled to receive in accordance with Section 3.1 and no such Company Shareholder shall be entitled to receive any interest, dividends, premium or other payment in connection therewith, other than any declared but unpaid dividends with a record date prior to the Effective Date. No dividend or other distribution declared or made after the Effective Time with respect to Company Shares or with a record date on or after the Effective Date shall be delivered to the holder of any unsurrendered certificate, letter or other instrument which, immediately prior to the Effective Date, represented outstanding Company Shares.

(f)	All dividends payable with respect to any Purchaser Shares allotted and issued pursuant to this Plan of Arrangement for which a certificate, letter or other instrument has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate. The Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such dividends and any interest thereon to which such holder is entitled, net of applicable withholding and other taxes.

(g)	Notwithstanding Section 3.1(b), if it is determined in good faith that the excess of the aggregate fair market value of the Purchaser Shares subject to a Replacement Option immediately after the issuance of the Replacement Option over the aggregate option exercise price for such Purchaser Shares pursuant to the Replacement Option (such excess referred to as the “In the Money Amount” of the Replacement Option) would otherwise exceed the excess of the aggregate fair market value of the Company Shares subject to the Company Option in exchange for which the Replacement Option was issued over the aggregate option exercise price for such Company Shares pursuant to the Company Option (such excess referred to as the “In the Money Amount” of the Company Options or the Legacy Options, as applicable), the provisions of 0 shall be modified, with effect from the Effective Time, so that the In the Money Amount of the Replacement Option does not exceed the In the Money Amount of the Company Option in accordance with subsection 7(1.4) of the Tax Act but only to the extent necessary to eliminate such excess and in a manner that does not otherwise adversely affect the holder of the Replacement Option.

Section 7.2	Lost Certificates

In the event any certificate, letter or other instrument which immediately prior to the Effective Time represented one or more outstanding Company Shares that were transferred pursuant to this Plan of Arrangement shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate, letter or other instrument to be lost, stolen or destroyed, the Depositary will pay and deliver, in exchange for such lost, stolen or destroyed certificate, letter or other instrument, the Consideration which such holder is entitled to receive pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement, net of amounts required to be withheld pursuant to Section 7.3, deliverable in accordance with such holder’s Letter of Transmittal. When authorizing such payment and delivery in exchange for any lost, stolen or destroyed certificate, letter or other instrument, the Person to whom the payment is made shall, as a condition precedent to the delivery thereof, give a bond satisfactory to each of the Company, the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct (acting reasonably) or otherwise indemnify the Purchaser, the Company and the Depositary in a manner satisfactory to the Purchaser, the Company and the Company (each acting reasonably) against any claim that may be made against the Purchaser, the Company or the Depositary with respect to the certificate, letter or other instrument alleged to have been lost, stolen or destroyed.

Section 7.3	Withholding Rights

The Company, the Purchaser, the Depositary and any other Person shall be entitled to deduct and withhold from any consideration otherwise payable or otherwise deliverable to a Company Shareholder, including a Dissenting Holder, a Company Optionholder or a Company Warrantholder (each an “Affected Securityholder”), under this Plan of Arrangement or the Arrangement Agreement such amounts as the Company, the Purchaser, the Depositary or such other Person is permitted or required to deduct and withhold with respect to such payment under the Tax Act or any provision of any Laws in respect of Taxes. Any such amounts will be deducted, withheld and remitted from the consideration payable pursuant to this Plan of Arrangement and shall be treated for all purposes as having been paid to the Affected Securityholder, as applicable, in respect of which such deduction, withholding and remittance was made. Each of the Purchaser, the Company, the Depositary and any other Person that makes a payment or delivery to any Affected Securityholder hereunder shall be authorized to sell or otherwise dispose of such portion of the Purchaser Shares otherwise deliverable to such Affected Securityholder (if any) as is necessary to provide sufficient funds to enable it to comply with its deducting or withholding requirements and such party shall notify the applicable Affected Securityholder and remit any unapplied balance of the net proceeds of such sale to such Affected Securityholder.

Section 7.4	No Liens

Any exchange or transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Liens or other claims of third parties of any kind.

Section 7.5	Paramountcy.

From and after the Effective Time: (a) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Company Options, Legacy Options and Company Warrants issued or outstanding prior to the Effective Time, (b) the rights and obligations of the Company Shareholders, Company Optionholders, Company Warrantholders, the Company, the Purchaser, the Depositary and any transfer agent or other depositary therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (c) all actions, causes of action, claims or proceedings (actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Company Options, Legacy Options and Company Warrants shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

Article 8
AMENDMENTS

Section 8.1	Amendments to Plan of Arrangement

In addition:

(a)	The Company and the Purchaser may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must (i) be set out in writing, (ii) be approved by the Company and the Purchaser, each acting reasonably, (iii) be filed with the Court and, if made following the Company Meeting, approved by the Court, and (iv) be communicated to the Company Shareholders if and as required by the Court.

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company or the Purchaser at any time prior to the Company Meeting (provided that the Company or the Purchaser, as applicable, shall have consented thereto in writing) with or without any other prior notice or communication, and if so proposed and accepted by the Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting shall be effective only if (i) it is consented to in writing by each of the Company and the Purchaser (in each case, acting reasonably), and (ii) if required by the Court, it is consented to by some or all of the Company Shareholders voting in the manner directed by the Court.

(d)	Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser, provided that it concerns a matter which, in the reasonable opinion of the Purchaser, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of any former Company Shareholders, Company Optionholder or Company Warrantholder.

Article 9
FURTHER ASSURANCES

Section 9.1	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the Parties shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document or evidence any of the transactions or events set out in this Plan of Arrangement.

Article 10
U.S. Securities LAw Exemptions

Section 10.1	U.S. Securities Law Exemptions

Notwithstanding any provision herein to the contrary, the Company and the Purchaser each agree that the Plan of Arrangement will be carried out with the intention that, and they will use their commercially reasonable best efforts to ensure that, all Consideration to be issued in exchange for Company Shares and all Replacement Options to be issued in exchange for Company Options, whether in the United States, Canada or any other country, will be issued by the Purchaser in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof and available exemptions under applicable U.S. state securities laws, and pursuant to the terms, conditions and procedures set forth in the Arrangement Agreement and this Plan of Arrangement. In this regard, the implementation of this Plan of Arrangement shall be conditional upon the fulfillment, satisfaction or waiver of the conditions precedent set forth in the Arrangement Agreement, in each case in accordance with the terms thereof, including, without limitation, that (i) all necessary actions shall have been taken with respect to the Arrangement so that the issuance and distribution of the Consideration issued in exchange for Company Shares and the Replacement Options issued in exchange for Company Options pursuant to this Plan of Arrangement shall be exempt from registration under the U.S. Securities Act pursuant to the provisions of section 3(a)(10) of the U.S. Securities Act, and (ii) the Final Order will, if granted, after the Court considers the substantive and procedural fairness of the Arrangement to the Company Shareholders and the Company Optionholders constitute a basis for the exemption from the registration requirements of the U.S. Securities Act provided by section 3(a)(10) thereof with respect to the Consideration to be received by Company Shareholders in exchange for their Company Shares and the Replacement Options to be issued in exchange for Company Options pursuant to the Arrangement.

APPENDIX “E”
FAIRNESS OPINION OF CORMARK SECURITIES INC.

(Please see attached.)

E-1

APPENDIX “F”
INFORMATION CONCERNING SNDL

(Please see attached.)

GENERAL

The following information in respect of SNDL should be read in conjunction with the documents incorporated by reference into this Appendix “F”, as set out below. Notwithstanding anything stated to the contrary in the body of the Circular to which this Appendix “F” is attached, references to “SNDL” in this Appendix “F” refer to SNDL and its Subsidiaries, except where stated or the context otherwise indicates. Unless the context indicates otherwise, capitalized terms which are used in this Appendix “F” but are not otherwise defined herein have the meanings given to such terms under the heading “Glossary of Terms” in the Circular to which this Appendix “F” is attached.

Except as otherwise indicated, the information presented in this Appendix “F” is as of October 24, 2022.

MARKET AND INDUSTRY DATA

Market and industry data presented throughout this Appendix “F” and/or the documents incorporated by reference herein was obtained from third-party sources and industry reports, publications, websites and other publicly available information, including industry and other data prepared by SNDL or on SNDL’s behalf on the basis of SNDL’s knowledge of the markets in which it operates.

SNDL believes that the market and economic data presented throughout this Appendix “F” and/or the documents incorporated by reference herein is accurate and, with respect to data prepared by SNDL or on SNDL’s behalf, that SNDL’s estimates and assumptions are currently appropriate and reasonable, but there can be no assurance as to the accuracy or completeness thereof. The accuracy and completeness of the market and economic data presented throughout this Appendix “F” and/or the documents incorporated by reference herein are not guaranteed and neither of SNDL or Valens makes any representation as to the accuracy of such data. Actual outcomes may vary materially from those forecast in such reports or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. Although SNDL believes it to be reliable, neither of SNDL or Valens has independently verified any of the data from third-party sources referred to in is Appendix “F” and/or the documents incorporated by reference herein, analyzed or verified the underlying studies or surveys relied upon or referred to by such sources, or ascertained the underlying market, economic and other assumptions relied upon by such sources. Market and economic data is subject to variations and cannot be verified due to limits on the availability and reliability of data inputs, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. In addition, certain of these publications, studies and reports were published before the global COVID-19 pandemic and therefore do not reflect any impact of the COVID-19 pandemic on any specific market or globally.

DOCUMENTS INCORPORATED BY REFERENCE

Information in respect of SNDL has been incorporated by reference in this Appendix “F” and the Circular to which it is attached from documents filed with the Canadian Securities Administrators. Copies of the documents incorporated herein by reference may be obtained on request without charge from SNDL at Suite 300, 919 - 11th Avenue SW, Calgary, Alberta, T2R 1P3, telephone +1 (403) 948-5227. In addition, copies of the documents incorporated by reference in this Appendix “F” may be obtained from the Canadian Securities Administrators through the SEDAR website under SNDL’s issuer profile at www.sedar.com or on SNDL's EDGAR profile at www.sec.gov.

The following documents of SNDL, which have been filed with the Canadian Securities Administrators in each of provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Appendix “F” and the Circular to which it is attached:

(a)	the annual report of SNDL on Form 20-F dated April 27, 2022 in respect of the fiscal year ended December 31, 2021 (the “SNDL Annual Report”);

(b)	the management’s discussion and analysis of SNDL dated April 27, 2022 for the year ended December 31, 2021 (the “SNDL Annual MD&A”);

(c)	means the audited consolidated financial statements of SNDL for the years ended December 31, 2021, 2020 and 2019 (the “SNDL Annual Financial Statements”);

(d)	the unaudited condensed consolidated interim financial statements of SNDL for the three and six months ended June 30, 2022 (the “SNDL Interim Financial Statements”);

(e)	the management's discussion and analysis of SNDL dated August 12, 2022 for the three and six months ended June 30, 2022 (the “SNDL Interim MD&A”);

(f)	the material change report of SNDL dated January 6, 2022 in respect of the execution by SNDL and Alcanna Inc. (“Alcanna”) of an amending agreement in respect of the arrangement agreement dated October 7, 2021 between SNDL and Alcanna the Arrangement Agreement contemplating the plan of arrangement under section 192 of the CBCA pursuant to which SNDL acquired all of the issued and outstanding common shares of Alcanna (the “Alcanna Transaction”);

(g)	the material change report of SNDL dated April 4, 2022 in respect of the completion of the Alcanna Transaction;

(h)	the material change report of SNDL dated July 25, 2022 in respect of the consolidation by SNDL of the outstanding SNDL Shares on a 10:1 basis (the “Share Consolidation”) and the change of the name of SNDL from “Sundial Growers Inc.” to “SNDL Inc.”;

(i)	the material change report of SNDL dated August 22, 2022 in respect of the execution by SNDL and Valens of the Arrangement Agreement, as well as the assumption by SNDL, and the concurrent amendment by SNDL and Valens, of the Term Loan pursuant to the Assignment and Assumption Agreement and the A&R Credit Agreement, as applicable;

(j)	the business acquisition report of SNDL dated June 14, 2022 in respect of the Alcanna Transaction; and

(k)	the management information circular of SNDL dated June 21, 2022 with respect to the annual and special meeting of the holders of SNDL Shares held on July 21, 2022 (the “2022 SNDL Circular”).

Any documents of the type referred to above, including any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements (together with the auditors' report thereon), management's discussion and analysis, business acquisition reports and information circulars filed by SNDL with the Canadian Securities Administrators in the provinces and territories of Canada subsequent to the date of the Circular and prior to the Meeting shall be deemed to be incorporated by reference herein.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a Misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Circular.

BUSINESS OF SNDL

SNDL was incorporated under the Business Corporations Act (Alberta) on August 19, 2006. On July 22, 2019, SNDL filed articles of amendment to effect a share split on a 1:1.6 basis. On August 1, 2019, the SNDL Shares commenced trading on Nasdaq under the symbol “SNDL”. On July 25, 2022, SNDL filed articles of amendment to effect the Share Consolidation and to change the name of SNDL from “Sundial Growers Inc.” to “SNDL Inc.”. SNDL has 27 direct and indirect Subsidiaries, the ownership of which is represented in the table below. SNDL also has a 50% interest in the SunStream Bancorp Inc. joint venture (the “SunStream Joint Venture”). Below sets forth a list of the Subsidiaries of SNDL as of the date hereof, their jurisdiction of incorporation or formation, as applicable, and SNDL's proportionate direct or indirect ownership of such Subsidiaries.

Subsidiaries	Jurisdiction of Incorporation or Formation	Percentage Ownership
Alcanna Inc.	Canada	100%
Canadian Liquor Retailers Alliance GP Inc.	Alberta, Canada	100%
Liquor Stores GP Inc.	Alberta, Canada	100%
Liquor Stores Limited Partnership	Alberta, Canada	100%
Liquor Depot Acquisitions Inc.	Alberta, Canada	100%
KamCan Products Inc.	British Columbia, Canada	100%
Sundial Deutschland GmbH	Germany	100%
2657408 Ontario Inc.	Ontario, Canada	100%
NGBA-BC Holdings Ltd.	British Columba, Canada	100%
Sundial Insurance (Bermuda) Ltd.	Bermuda	100%
Inner Spirit Holdings Ltd.	Alberta, Canada	100%
Spirit Leaf Inc.	Alberta, Canada	100%
Spirit Leaf Corporate Inc.	Alberta, Canada	100%
Vines of Riverbend GP Inc.	Alberta, Canada	50%
Vines of Riverbend Limited Partnership	Alberta, Canada	50%
Nova Cannabis Inc.	Alberta, Canada	63%
Nova Cannabis Stores GP Inc.	Alberta, Canada	63%
Nova Cannabis Stores Limited Partnership	Alberta, Canada	63%
Alcanna Cannabis Stores Finance Ltd.	Alberta, Canada	63%
Nova Cannabis Analytics GP Inc.	Alberta, Canada	63%
Nova Cannabis Analytics Limited Partnership	Alberta, Canada	63%
2102012 Alberta Ltd.	Alberta, Canada	63%
YSS Cannabis Corp.	Alberta, Canada	63%
Sweet Tree Modern Apothecary Ltd.	Alberta, Canada	63%
102014474 Saskatchewan Inc.	Saskatchewan, Canada	63%
YSS Cannabis SK Inc.	Saskatchewan, Canada	63%
YSS Ontario Inc.	Ontario, Canada	63%

SNDL's head office is located at Suite 300, 919 – 11th Avenue SW, Calgary, Alberta, T2R 1P3, and its records office is located at 1600, 421 – 7th Avenue SW, Calgary, Alberta, T2P 4K9. SNDL's phone number is (403) 948-5227. SNDL's website is www.sndlgroup.com. The information on or accessible through SNDL's website is not part of and is not incorporated by reference herein, and the inclusion of SNDL's website address in this Appendix “F” and the Circular to which it is attached is only for reference.

The principal activities of SNDL are: (i) the production, distribution and sale of cannabis in Canada pursuant to the Cannabis Act; (ii) the operation and support of corporate-owned and franchised licensed retail stores in respect of cannabis products and accessories in Canadian jurisdictions where the private sale of recreational cannabis is permitted; (iii) the operation and support of licensed retail stores in respect of wines, beers and spirits in Canadian jurisdictions where the private sale of liquor products is permitted; and (iv) the performance of certain investment activities and financial services.

Production

SNDL is, among other things, a licensed producer of cannabis under the Cannabis Act (Canada) that grows cannabis using state-of-the-art indoor facilities. SNDL is headquartered in Calgary, Alberta, with production operations in Olds, Alberta and Rocky View County, Alberta. SNDL's operations cultivate cannabis using an individualized “room” approach, in approximately 448,000 square feet of total available space.

SNDL currently produces and markets cannabis products for the recreational market. SNDL's purpose-built indoor modular grow rooms create consistent, highly controlled cultivation environments and are the foundation of SNDL's production of high-quality, strain-specific cannabis products. SNDL has established supply agreements with ten Canadian provinces and has a distribution market that covers 98% of the national recreational cannabis industry.

SNDL's primary focus has been on producing and distributing premium inhalable products and brands (flower, pre-rolls and vapes). Upon receiving a licence from Health Canada to sell cannabis oil products, SNDL began the sale and distribution of cannabis vape products in December 2019. SNDL is currently marketing its recreational products under its “Top Leaf” (Premium), “SNDL Cannabis” (Premium Core), “Palmetto” (Core) and “Grasslands” (Value) brands and intends to introduce new products under these brands as it expands its brand portfolio.

Cannabis Retail

On July 20, 2021, SNDL completed the acquisition of all of the issued and outstanding common shares in the capital of Inner Spirit Holdings Ltd. (“Inner Spirit”) by way of a statutory plan of arrangement under the Business Corporations Act (Alberta) (the “Inner Spirit Transaction”). Inner Spirit and its Subsidiaries are an operating arm of SNDL that functions as a recreational cannabis retailer and franchisor across Canada under the “Spiritleaf” banner, with a network that includes more than 100 franchisee and corporate-owned retail locations.

As a wholly-owned Subsidiary of SNDL, Inner Spirit, its Subsidiaries and its franchisees operate a total of 101 Spiritleaf retail cannabis stores in Canada, consisting of: (i) 6 franchise Spiritleaf retail cannabis stores in British Columbia; (ii) 15 corporate-owned Spiritleaf retail cannabis stores and 30 franchise Spiritleaf retail cannabis stores in Alberta; (iii) 3 corporate-owned Spiritleaf retail cannabis stores and 1 franchise Spiritleaf retail cannabis store in Saskatchewan; (iv) 2 corporate-owned Spiritleaf retail cannabis store and 3 franchise Spiritleaf retail cannabis stores in Manitoba; and (v) 41 franchise Spiritleaf retail cannabis stores in Ontario.

On March 31, 2022, SNDL completed the Alcanna Transaction and Alcanna became a wholly-owned Subsidiary of SNDL. Following the completion of the Alcanna Transaction, SNDL, by way of its wholly-owned Subsidiary Alcanna, owns 63% of the issued and outstanding common shares of Nova Cannabis Inc. (“Nova”). Nova, its Subsidiaries and certain persons with whom they have management services arrangements collectively operate as a recreational cannabis retailer across Canada under the “Value Buds” banner, with a network that includes more than 80 retail locations.

Liquor Retail

As of the date hereof, Alcanna also operates 171 liquor retail stores in the provinces of Alberta and British Columbia. “Liquor” is defined in the relevant legislation as including beer, wine, spirits and other beverage alcohol products. Alcanna operates its liquor retail stores primarily under the brand names “Liquor Depot”, “Ace Liquor Discounter” and “Wine and Beyond”. Alcanna uses the “Ace Liquor Discounter” brand for its convenience-format locations in Alberta and the “Wine and Beyond” brand for its large-format locations in Alberta and one location in British Columbia.

SNDL’s Liquor Retail Business

As of the date hereof, there are 159 convenience format stores and 12 destination/large-format stores. Product selection throughout the various brands is tailored to each location. Alcanna’s convenience format liquor stores range in size from 1,000 to 10,000 square feet while Alcanna’s “Wine and Beyond” stores range in size from 12,000 to 25,000 square feet, with significantly expanded product selection compared to the convenience format stores.

The following table outline the number of liquor retail stores in each jurisdiction as of opened, closed and/or sold by Alcanna during 2021 and 2022 (up to the date hereof):

	2021			2022
	1-Jan-21	31-Dec-21	Net Change in Stores	24-Oct-22	Net Change in Stores since 1-Jan-22
Alberta
Edmonton(1)	79	75	(4)	75	0
Calgary(1)	44	43	(1)	43	0
Other	58	51	(7)	52	1
	181	169	(12)	170	1
British Columbia (2)
Interior	10	1	(9)	1	0
Lower Mainland	11	0	(11)	0	0
Vancouver Island	3	0	(3)	0	0
	24	1	(23)	1	0
Total	205	170	(35)	171	1

Notes:

(1)	References to Edmonton and Calgary are to stores located in or near those urban centres.

(2)	24 liquor stores were closed in British Columbia during 2021, largely resulting from Alcanna’s sale of 19 liquor retail stores to Otter Co-Op on March 31, 2021 and the remainder being other store sales in British Columbia in connection with Alcanna’s strategic decision to exit certain trade areas.

Liquor Brands

The liquor retail store industry in Alberta and British Columbia is a fragmented market. Through Alcanna, SNDL operates some of the leading liquor retail brands in its respective markets. SNDL’s major liquor retail brands are:

•	Ace Liquor Discounter – Convenience-focused stores located in Alberta, focused on value and the discount segment of the market.

•	Liquor Depot – Convenience-focused stores located in Alberta, focused on convenient locations and store layouts, and a large selection at competitive prices.

•	Wine and Beyond – Destination/large-format stores located primarily in Alberta, with one store located in British Columbia, that are dedicated to having a large selection of wine, spirits and beer, and providing product knowledge and customer service.

Location

SNDL’s liquor retail business model is based on highly visible and accessible store locations. SNDL endeavours to locate its liquor retail stores in areas where access to customers is maximized, such as near grocery stores or on main arteries in or near residential areas.

Strategic Markets

SNDL’s primary liquor retail strategy is to focus on urban centres including the Calgary and Edmonton metropolitan areas. SNDL believes that urban centres provide the best opportunities for larger per-liquor-store revenues and likelihood of population increases. SNDL’s liquor retail focus is primarily on urban centres, it also has many liquor retail stores in smaller urban centres where demographic and economic conditions warrant. This includes communities with resource-based economies such as Fort McMurray, Alberta, and Grande Prairie, Alberta.

Real Property Interests

SNDL does not own any real property used in its liquor retail business. SNDL leases Alcanna’s head office, warehouses and all of its retail store premises. SNDL’s typical retail store lease has a five to ten year initial term with numerous five year options to renew, which may extend the lease a further 10-20 years.

Product Selection

SNDL’s liquor retail stores offer a large selection of wine, spirits, coolers, liqueurs, beer and specialty products. Product selection is individually tailored to store banners, neighbourhoods and formats. In convenience-focused stores, product selection varies between 1,000 and 4,000 wine, spirit, cooler and beer items, which SNDL’s management believes is a larger product selection and inventory than the industry average. The Wine and Beyond large-format “destination” stores offer over 10,000 items. New and preferred label varieties and products arrive at SNDL’s liquor retail stores throughout the year.

Employees and Specialized Knowledge

SNDL’s liquor retail business had approximately 1,420 full and part-time employees as of the date hereof, of which approximately 1,262 were liquor store employees and approximately 158 were employed at Alcanna’s head office. Of these employees, none were unionized. Alcanna’s management team, most head-office employees, store managers and assistant managers are salaried.

SNDL strives to provide high-quality customer service in its liquor retail business through its employees who are highly knowledgeable in each liquor category to best serve SNDL’s customers. Staff are trained to have strong product knowledge that is shared with customers. SNDL endeavours to maintain product knowledgeable managers, assistant managers and line staff through frequent seminars and training.

Store Design and Format

SNDL generally designs its liquor retail stores to optimize traffic flow and present its products in a welcoming environment. In 2019, prior to the Alcanna Transaction, Alcanna substantially completed its accelerated Alberta store network renovation initiative to modernize and renovate a large number of stores.

Economies of Scale

SNDL’s leading liquor retail market position and large-scale operations (relative to most other industry participants) provide it with a number of competitive advantages, including: the benefit of operating efficiencies relative to non-liquor expenses (including finance, marketing, human resources and corporate), and greater access to capital.

Foreign Operations

As of the date hereof, SNDL has no liquor retail operations outside of Canada.

Liquor Industry Conditions

Based on data released by Statistics Canada, alcoholic beverage sales from the liquor retail industry in Canada totaled $25.5 billion in the twelve months ending March 31, 2021; an increase of 4.2% from twelve-month period ending March 31, 2020.5 The COVID-19 pandemic continues to impact the liquor retail industry, and the way in which SNDL, through Alcanna, operates its liquor retail stores. Uncertainty over the severity and duration of the pandemic makes it difficult to estimate the short-term impact on SNDL’s liquor retail operations, and the liquor retail industry in general.

Competitive Environment

In the jurisdictions in which SNDL operates its liquor retail business, being Alberta and British Columbia, the liquor retail market is competitive and ownership of private liquor retail stores is fragmented. Grocery chains such as Real Canadian Superstore, Sobeys, Costco and Safeway Canada also compete in the Alberta liquor retail market. As at December 31, 2021, there were approximately 2,352 locations that offered liquor retail sales for off-premises consumption in Alberta,6 of which 169 were operated by SNDL.

As at October 1, 2022, there were over 900 liquor retail stores in British Columbia,7 one of which was operated by SNDL. The Province of British Columbia is the largest liquor retailer in that Province, operating 198 stores.8

Seasonality

The liquor retail industry is subject to seasonal variations and timing of holidays, relative to SNDL’s interim periods. Historically, Alcanna’s liquor sales have been lowest in the first quarter and increase each quarter thereafter, with the last quarter typically generating the highest sales due to the holiday season.

Regulation of the Liquor Retail Industry

The supply and distribution of alcoholic beverages in Canada is regulated primarily by provincial legislation and is subject to policy changes that may positively or negatively impact Alcanna’s business, operations, financial condition, liquidity or results of operations. Regulations generally require, among other things, the licensing of retail store outlets, the separation of liquor from other types of products and a prohibition on sales to minors or intoxicated persons.

In Alberta, retail liquor sales are conducted by private industry only. In British Columbia, retail liquor sales are conducted by both private industry and provincial government-owned stores.

[5]	Source: Statistics Canada, Control and sale of alcoholic beverages, April 1, 2020 to March 31, 2021, <https://www150.statcan.gc.ca/n1/daily-quotidien/220215/dq220215a-eng.htm>.

[6]	Source: AGLC, 2020/2021 Annual Report, <https://aglc.ca/sites/aglc.ca/files/aglc_files/2020-2021-AGLC_Annual_Report.pdf>.

[7]	Source: Government of British Columbia – Liquor Regulation & Licensing, <https://www2.gov.bc.ca/gov/content/employment-business/business/liquor-regulation-licensing/liquor-licence-permits/liquor-resources-information/bc-liquor-licensed-establishment-locations> (October 1, 2022).

[8]	Source: BC Liquor Stores Website, <https://www.bcliquorstores.com/about-us> (October 1, 2022).

Regulatory Landscape of Alberta

Alberta is the only Canadian province with a fully privatized retail liquor industry. Alberta Gaming, Liquor & Cannabis (the “AGLC”) regulates the retail liquor business pursuant to the Gaming, Liquor and Cannabis Act (Alberta) (“GLCA”) and its regulations. Licences to operate retail liquor stores must be renewed annually and are issued by the AGLC. The GLCA does not restrict the total number of outlets or the areas where they may be located. Specific store locations, however, may be subject to regulation through local and municipal by-laws and zoning requirements. AGLC inspectors regularly conduct inspections of liquor stores to ensure operators are in compliance with licensing requirements.

Alberta Liquor Store Operations

Liquor store operators in Alberta are free to set their own retail prices, including selling at or below the wholesale cost, and may adjust prices based on the customer, the amount of the sale or any other factor determined relevant by the store operator.

In addition to selling alcoholic beverages, liquor stores may also sell certain related items, such as soft drinks and other drink mixes, ice, de-alcoholized beverages, glassware and other accessories, although sales of such items may not exceed ten percent (10%) of total sales. Liquor stores may sell liquor to other liquor stores, other licensed premises (e.g., lounges, restaurants, pubs, taverns, etc.) and special event licence holders. Liquor stores may also sell special event licences for private functions and may provide delivery service.

A liquor store in Alberta must either be a freestanding building or, if it is in a building in which there are other businesses, must be physically separated from the other businesses. If the liquor store is in a building with other businesses, it must have its own entrance and exit, its own receiving and storage area, and a wall between the liquor store and any other business. A liquor store cannot be operated within the same commercial development as an existing non-liquor store business owned by the licensee if the existing business is larger than 929 square meters (10,000 square feet) unless certain requirements are met, including a separate building envelope. In that case, the premises for the liquor store must be physically separated and subject to approval by AGLC.

Liquor manufacturers or agents for manufacturers may not hold licences in liquor stores (subject to certain exceptions for off sales).

Alberta Liquor Supply

The AGLC is the sole importer of liquor products into Alberta. Liquor stores must purchase liquor products at wholesale prices through the AGLC warehouse, from a manufacturer authorized by the AGLC to warehouse and distribute liquor products, or from other liquor stores. A number of domestic beers may be purchased from the AGLC by placing orders with the respective brewery. Breweries may set minimum order quantities for delivery service. Liquor stores are required to pay for products ordered before they are released from the warehouse.

Alcanna obtains wine, spirits and imported beer from Connect Logistics Services Inc. (“CLS”), which operates from its main warehouse in St. Albert, Alberta and carries approximately 19,000 products. Alcanna obtains domestic beer from the three other licensed Alberta warehouse companies: (i) Brewers Distributor Ltd., which warehouses and distributes beer products for Molson Canada and Labatt Brewing Company Limited in Edmonton and Calgary; (ii) Big Rock Brewery Inc., which distributes its products from its brewery/warehouse in Calgary; and (iii) Sleeman Breweries Ltd., which warehouses and distributes its products from a warehouse in Calgary.

The AGLC operates a consignment system of inventory management, where the ordering, consolidation, shipment and ownership of inventory are the responsibility of manufacturers and/or agents representing the manufacturers. In order to import liquor into Alberta, manufacturers must use a liquor agent registered with the AGLC. Manufacturers and/or their agents determine which products will be sold in Alberta and are responsible for promoting and marketing their products to retailers.

Alberta Liquor Wholesale Pricing

The AGLC requires that there be one wholesale price quoted for each product and prohibits individual retailers from negotiating discounts with liquor suppliers. Supplier price changes are permitted on a biweekly basis. Approximately every two to four months, licensed manufacturers offer discounts through limited time offers (“LTO”), primarily on spirits and wine. Alcanna achieves savings and obtains a competitive advantage over competitors by using its cash flow and warehousing capabilities to purchase larger volumes at the discounted LTO prices and managing inventories to maintain stock until the next LTO; a practice known as “bridge buying”.

The AGLC imposes a flat mark-up that is added to the supplier’s quoted price and is levied in dollars per litre and varies by product class. The warehouse storage, handling, order processing and distribution charges are paid to the warehouse operator.

Wholesale prices for products shipped from CLS’ warehouse are available when the order is a minimum of 25 cases. Customers must also pay order processing and distribution charges based on: (i) delivery schedule (urgent or regular); (ii) pickup or delivery; and (iii) the number of cases ordered. Suppliers are charged for warehouse handling and storage. Wholesale prices are also available for beer purchased directly from a number of Alberta breweries that brew, warehouse and distribute their own products to retailers. The individual breweries set minimum order quantities. The AGLC collects the wholesale price from the purchaser and, in turn, remits to the brewer its portion of the wholesale price.

Alberta Liquor Advertising and Promotion

Advertising is permitted in any medium, but is subject to restrictions imposed by advertising policy guidelines contained in the terms and conditions of the licences issued by the AGLC as well as by the Canadian Radio-Television Telecommunications Commission (“CRTC”). The common owner/operator of a liquor store and another non-liquor business may not conduct cross-market or co-operative advertising or promotions between the liquor store and the other business or company but can if not commonly owned. There are further limits on co-operative advertising between a liquor store and an affiliated non-liquor business or a liquor store and a manufacturer.

Subject to restrictions in the advertising policy guidelines contained in the terms and conditions of the licences issued by the AGLC, liquor stores are permitted to promote specific brands of liquor within their stores by such means as in-store tastings, displaying brand posters or banners, giving away small value items with brand logos and holding contests.

Generally, a liquor store may give away merchandise it otherwise is not permitted to sell, other than liquor or food, to promote the store, provided the merchandise identifies the store and is not given to the store by suppliers. A liquor store may give away merchandise it is permitted to sell, with or without store identification. Suppliers’ promotional activities must be directed to store customers and may not benefit a store owner directly.

Regulatory Landscape of British Columbia

The Province of British Columbia regulates the importation, distribution and retailing of liquor through the Liquor Control and Licensing Act (British Columbia) and the Liquor Distribution Act (British Columbia). The Liquor and Cannabis Regulation Branch enforces the Liquor Control and Licensing Act and the British Columbia Liquor Distribution Branch (“BCLDB”) enforces the Liquor Distribution Act (British Columbia). Liquor store licences may only be issued to residents of British Columbia who normally reside in the province, which includes a corporation whose agent or manager is a resident of, and normally resides in, the province.

In November of 2007, the Province of British Columbia extended indefinitely a moratorium initially imposed in 2002 on new retail liquor store licences. Anyone wishing to enter the market must acquire a licence from an existing private operator. As a result, the number of private industry stores, government-owned stores and independent wine stores has remained relatively stable at approximately 871 stores since then.

British Columbia Liquor Store Operations

In British Columbia, privately-owned retail liquor stores may set their own prices for products, subject to the minimum price for each product established by the BCLDB. All government-owned liquor stores and rural agency stores charge an identical price for the same product throughout the province, and all government-owned, private and rural, liquor stores pay the same wholesale price for alcohol. The wholesale pricing model provides that “licensed retail stores” and government-owned liquor stores purchase product from the government wholesaler at the same price.

In addition to beer, wine, cider, coolers, liqueurs and spirits, a privately-owned retail liquor store may sell liquor-related items such as glasses, bottle openers and corkscrews and, in most cases, other goods such as soft drinks and other drink mixes, tobacco, confectionary goods and British Columbia lottery tickets.

If a privately-owned retail liquor store is located on the same property as a primary liquor establishment, the two establishments may share a common lobby but must have full-height walls between them and separate entrances. If a privately-owned retail liquor store is not located on the same property as the primary establishment, it may not appear to be part of any other business in close proximity to it. Customers must enter the retail liquor store via a public thoroughfare such as a street or mall entrance and not through any other business.

The regulatory regime in British Columbia permits limited alcohol sales from grocery stores; either: (i) with a retail liquor store licence as a “store within a store”; or (ii) the sale of wine on dedicated shelf space within a licensed grocery store.

Licensees are permitted to store liquor in secure, off-site locations, subject to approval of the regulator.

British Columbia Liquor Supply

Licensed liquor retailers purchase most of their products from the BCLDB, the sole importer of liquor products into British Columbia. Private liquor retailers are also able to purchase British Columbia wine directly from the wineries and to purchase domestic beer from Brewers Distributor Ltd. Privately-owned retail liquor stores must purchase all other liquor products directly from the BCLDB. The BCLDB sources and purchases products from suppliers and manufacturers in British Columbia and in other provinces and countries, and distributes sourced products through distribution centers in Vancouver and Kamloops.

British Columbia Liquor Wholesale Pricing

In British Columbia, public and private liquor retailers purchase liquor products from the government wholesaler at the same price. Liquor retailers, including government-owned liquor stores, purchase their product from the BCLDB at a common wholesale price. Previously, different retailers operated with different discounts based off the government-owned liquor stores’ display price.

The BCLDB offers month-long LTOs and three-month long temporary price reductions with a limited time frame to purchase. As in Alberta, Alcanna strives to achieve savings by purchasing larger volumes at the discounted prices and managing inventories to maintain stock until the next discount.

British Columbia Liquor Advertising and Promotion

Advertising is permitted subject to restrictions imposed by advertising policy guidelines under the Liquor Control and Licensing Act (British Columbia) and the CRTC. Liquor advertising may include the prices and brands of liquor available (including pricing specials) and licensees may enter into agreements with liquor manufacturers to promote and feature their products. Advertisements that encourage intoxication or target minors are prohibited, amongst other rules.

Alcanna’s Three-Year History

2021

Acquisition of Alcanna by SNDL

On October 7, 2021, Alcanna and SNDL entered into an arrangement agreement, which was subsequently amended on January 6, 2022, pursuant to which they completed the Alcanna Transaction, Alcanna’s common shares (“Alcanna Shares”, and each is an “Alcanna Share”) were delisted from the TSX and Alcanna became a wholly-owned Subsidiary of SNDL. Alcanna held a special meeting of holders of Alcanna Shares on January 7, 2022 at which the holders of Alcanna Shares passed a special resolution approving the Alcanna Transaction. On January 18, 2022, Alcanna announced that the Court of Queen’s Bench of Alberta had granted a final order approving the Alcanna Transaction. The Alcanna Transaction subsequently closed on March 30, 2022.

Normal Course Issuer Bid

On June 25, 2021, Alcanna announced its intention, subject to the receipt of regulatory approval, to commence a normal course issuer bid (the “NCIB”), pursuant to which a maximum of 1,000,000 Alcanna Shares (representing approximately 2.8% of the then-outstanding Alcanna Shares) could be repurchased in open market transactions on the TSX, and/or alternative Canadian trading platforms, in the 12-month period following acceptance of the NCIB by the TSX. Alcanna commenced the NCIB on July 5, 2021, after announcing that it had received approval for the NCIB from the TSX.

Substantial Issuer Bid

On May 20, 2021, Alcanna announced the final results of its substantial issuer bid (the “SIB”), first announced on April 7, 2021, to purchase, for cancellation, a number of Alcanna Shares for an aggregate purchase price not exceeding $30,000,000. Based on the final count by AST Trust Company (Canada), as depositary for the SIB, Alcanna took up and paid for 2,846,150 Alcanna Shares at an aggregate purchase price of $29,999,970, or $7.80 per Alcanna Share, excluding fees and expenses relating to the SIB. All Alcanna Shares purchased by Alcanna under the SIB were cancelled.

Redemption of Convertible Debentures

On May 4, 2021, Alcanna announced that it had completed the previously announced redemption of its outstanding 4.70% convertible unsecured subordinated debentures (the “Alcanna Convertible Debentures”), which were due January 31, 2022. The aggregate outstanding principal amount of the Alcanna Convertible Debentures was $77,625,000 on April 1, 2021, the date that Alcanna announced the redemption. Alcanna satisfied its obligation to pay the holders of the Alcanna Convertible Debentures the redemption price in cash through available funds.

Nova Reverse Take-Over

On March 22, 2021, Alcanna and YSS Corp. (“YSS”) jointly announced the successful closing of the previously announced business combination agreement, dated January 18, 2021 (the “YSS BCA”), pursuant to which, among other things: (a) YSS acquired all of the issued and outstanding securities of certain Subsidiaries of Alcanna; (b) YSS completed the consolidation of the YSS common shares at a ratio of 18.353 pre-consolidation YSS common shares to one post-consolidation YSS common share (each, a “Nova Share”); (c) in consideration for the acquisition of the aforementioned Subsidiaries of Alcanna, YSS issued 35,750,000 Nova Shares to Alcanna at a deemed price of $3.00 per Nova Share; and (d) YSS changed its name to “Nova Cannabis Inc.” and became Nova (collectively, the “Reverse Take-Over”).

In connection with the Reverse Take-Over, Eight Capital, Cormark Securities Inc. and Hyperion Capital Inc. were engaged by Alcanna and Alcanna Cannabis Stores Finance Ltd. (“ACS FinCo”) to lead a private placement of subscription receipts of ACS FinCo (each, a “Subscription Receipt”) at a price of $3.00 per Subscription Receipt for aggregate gross proceeds of approximately $40.0 million (the “Nova Financing”). The Nova Financing closed on February 10, 2021, resulting in each Subscription Receipt automatically converting into one common share of ACS FinCo (each, an “ACS FinCo Share”). Concurrent with the closing of the Reverse Take-Over, ACS FinCo and 2316416 Alberta Ltd., a wholly-owned Subsidiary of YSS, amalgamated (the “Amalgamation”) pursuant to the YSS BCA. Pursuant to the Amalgamation, each holder of ACS FinCo Shares issued upon the conversion of the Subscription Receipts received one Nova Share for each ACS FinCo Share held.

As a result of closing the Reverse Take-Over, Alcanna owned approximately 63% of the Nova Shares. With respect to its substantial equity interest in Nova, Alcanna and Nova entered into an investor rights agreement which provides Alcanna with, among other things, certain nomination rights to the board of directors of Nova, demand and piggy-back registration rights, and pre-emptive rights, so long as Alcanna holds a certain percentage of Nova Shares. Alcanna and Nova also replaced an existing shared services agreement with a comprehensive management services agreement, pursuant to which Alcanna provides certain management and administrative services to Nova.

Sale of British Columbia Liquor Stores

On March 31, 2021, Alcanna completed the transactions contemplated by its asset purchase agreement with Otter Farm and Home Co-Operative (“Otter Co-Op”), pursuant to which Alcanna agreed to sell 19 liquor retail stores in British Columbia to Otter Co-Op for an aggregate purchase price of $80.8 million, inclusive of inventory and other assets, and subject to standard post-closing adjustments. Alcanna also retained the right to build and open its large-format Wine and Beyond stores in British Columbia.

In 2021, Alcanna also sold three of its remaining four liquor stores in British Columbia, and relocated the fourth liquor store to a 16,000+ square-foot Wine and Beyond store in Kelowna, which opened to the public in October 2021.

Consolidation of Alcanna Liquor Operations

On February 1, 2021, Alcanna completed the transactions contemplated by an asset purchase agreement among its two wholly-owned liquor operating Subsidiaries, Liquor Stores Limited Partnership (“LSLP”) and the Canadian Liquor Retailers Alliance Limited Partnership (together with its general partner, the “Alliance”), pursuant to which LSLP acquired all of the assets of the Alliance, effectively consolidating all of Alcanna’s liquor assets and operations into LSLP.

Exercise of Put Option for Queen West Store

On November 9, 2020, an applicant that received one of the first 25 retail store authorizations to sell recreational cannabis in Ontario through the Ontario lottery process (the “Applicant”) exercised their option to require Alcanna to purchase the assets of the store located in the Queen West neighbourhood of Toronto, Ontario for $1.0 million, plus customary adjustments (the “Put Option”). The purchase of the Applicant’s interest in the Queen West store was completed in the second quarter of 2021. See “Business of SNDL – Alcanna’s Three-Year History – 2019 – Ontario Recreational Cannabis Retail Store Agreement” in this Appendix “F”.

2020

Sale of Vancouver Island Liquor Retail Stores

On October 30, 2020, Alcanna announced the closing of its sale of eight convenience-format liquor stores on Vancouver Island, British Columbia to Mid-Island Consumer Services Co-Operative, pursuant to the terms of the asset purchase agreement entered into between the parties on October 8, 2020. The total purchase price was approximately $20.9 million on closing, with an additional $0.3 million paid in post-closing adjustments.

Aurora Secondary Offering

On June 24, 2020, Alcanna and Aurora Cannabis Inc. (“Aurora”) jointly announced the successful closing of Alcanna’s secondary offering of 9,200,000 Alcanna Shares, held by an indirect, wholly-owned Subsidiary of Aurora (the “Investor”), at a price of $3.00 per offered share by way of a short form prospectus for total gross proceeds to the Investor of approximately $27.6 million (the “Secondary Offering”). No Alcanna Shares were sold from treasury pursuant to the Secondary Offering. The net proceeds from the Secondary Offering were paid directly to the Investor, and Alcanna did not receive any proceeds from the Secondary Offering. As a result of the closing of the Secondary Offering, Aurora and the Investor divested themselves of ownership and control of all Alcanna Shares previously owned and/or controlled by them.

Disposition of Alcanna’s Alaska Liquor Retail Business

On June 1, 2020, Alcanna announced that Alcanna had entered into a definitive stock purchase agreement (the “Alaska SPA”), and simultaneously sold the shares of its indirect wholly-owned Subsidiary, Liquor Stores USA North Inc., which owns and operates the Brown Jug banner of 21 liquor retail stores and one distribution centre in the State of Alaska, to a Subsidiary of Afognak Native Corporation (“Afognak”). Under the terms of the Alaska SPA, total cash proceeds were approximately US$21.4 million (approximately $29.1 million at then-current exchange rate), subject to a retention amount of US$1.3 million ($1.8 million at then-current exchange rates) which was payable by Afognak to Alcanna at certain intervals over the next 12 months upon the finalization of the working capital adjustment and subject to potential contingencies contained in the Alaska SPA. The final payment due under the Alaska SPA, of approximately US$0.8 million ($1.0M), was paid in June 2021.

Acquisition of Ace Liquor Corporation

On January 22, 2020, Alcanna announced that it had entered into an agreement to purchase all of the outstanding shares of Ace Liquor Corporation (“Ace”) in exchange for 2,927,928 Alcanna Shares, which transaction was completed on January 24, 2020. The transaction was valued at $13 million, with Alcanna issuing the Alcanna Shares to the selling shareholders at a price of $4.44 per Alcanna Share, which represented the five-day volume-weighted average trading price of the Alcanna Shares prior to January 22, 2020.

2019

Disposition of Underperforming Liquor Stores

In 2019, Alcanna performed extensive market research, together with a detailed review of its operations, to determine underperforming liquor retail stores in Alberta and British Columbia. In 2020, Alcanna continued its aggressive strategy to address these underperforming liquor retail stores which were not believed to be integral to Alcanna's market strategy, and were unlikely to improve, by selling the underperforming stores, entering into operating agreements with small independent liquor retailers, negotiating with landlords for early termination of leases, and where applicable, allowing the leases for these stores to expire without exercising options to renew. Pursuing this strategy helped to streamline Alcanna's liquor business and allowed Alcanna to remove unprofitable stores from its balance sheet, leading to a reduction in overhead expenses and allowing Alcanna to focus its marketing efforts on its most productive retail stores.

CIBC Credit Facility

On May 1, 2019, Alcanna entered into a senior secured asset-based revolving credit facility (the “Credit Facility”) with Canadian Imperial Bank of Commerce acting as the sole lender. The Credit Facility had a limit of $70.0 million, subject to availability and constraints of the borrowing base which was comprised of credit card balances in transit and liquor inventories, as defined in the associated credit agreement.

Closure of Connecticut Liquor Store

In January 2020, Alcanna closed its last remaining liquor store in the contiguous United States, in Norwalk, Connecticut.

Solo Liquor Transaction

By an Approval and Vesting Order filed June 19, 2019, the Court of Queen’s Bench of Alberta approved an agreement contemplating the purchase by the Alliance of the rights, title and interest in and to certain liquor retail assets Solo Liquor Stores Ltd. and Solo Liquor Holdings Ltd. out of receivership. The assets acquired by the Alliance included, but were not limited to: (i) the leasehold interest in 28 liquor retail stores and three leases for yet-to-be constructed stores; (ii) all equipment and inventory located therein; and (iii) the intellectual property owned by Solo Liquor Stores Ltd. and Solo Liquor Holdings Ltd., including all signage, advertising, logos and branding. Since the acquisition, the Alliance has renovated and re-branded all of the Solo Liquor stores to “Ace Liquor”.

Ontario Recreational Cannabis Retail Store Agreement

On January 24, 2019, Alcanna, by way of its previously wholly-owned Subsidiaries (now wholly-owned subsidiaries of Nova), entered into an agreement with the Applicant which was conditional upon: (i) the Applicant receiving a retail operator licence and retail store authorization from the Alcohol, Gaming and Cannabis Commission of Ontario (the “AGCO”); and (ii) opening the store. Subsequent to entering into the agreement, the Applicant received an expression of interest qualification and received a retail operator license and retail store authorization. The agreement provided the Applicant with the right to use the “Nova Cannabis” brand, financing and consulting services and provided the Applicant with an option to require the relevant Alcanna Subsidiaries to purchase the Applicant’s interest in the retail location, subject to approval by the AGCO. On April 20, 2019, the Applicant opened the store with Alcanna’s assistance, located at 499 Queen Street West, Toronto. On November 9, 2020, the Applicant exercised the Put Option and the related transaction was completed in the second quarter of 2021. See “Business of SNDL – Alcanna’s Three-Year History – 2021 – Exercise of Put Option for Queen West Store” in this Appendix “F”.

Canadian Liquor Retailers Alliance Transaction

Effective November 23, 2018, LSLP and the Alliance entered into the Canadian Liquor Retailers Alliance Limited Partnership Agreement, as initial partners, thereby forming Alliance. The Alliance was created for the purpose of establishing a discount liquor store chain in the Province of Alberta. The formation of the Alliance was a part of Alcanna’s strategy to become the leader in the discount segment of liquor retail in the Province of Alberta.

On January 1, 2019, LSLP contributed 50 stores to the Alliance for an additional partnership interest in the Alliance and on January 14, 2019, Alliance acquired 15 stores from Ace in consideration for an approximate 29% partnership interest in the Alliance together with a cash payment in the amount of approximately $9 million. As a result of the series of transactions, LSLP held approximately 71% of the partnership units of the Alliance, while approximately 29% of the partnership units were held by Ace.

Investment and Financial Services Activities

SNDL’s investment and financial services operations include the deployment of capital to investment opportunities targeting the global cannabis industry. SNDL invests in cannabis-related equity instruments that are traded on public stock exchanges such as the TSX and Nasdaq Stock Market. SNDL may also deploy capital to cannabis-related debt and hybrid instruments targeting Canadian cannabis companies. In addition, the SunStream Joint Venture, in which SNDL has an interest, provides financing and other financial services that target the global cannabis industry.

Additional information regarding SNDL is included in the documents incorporated by reference herein. See ''Documents Incorporated by Reference” in this Appendix “F”.

DIVIDENDS OR DISTRIBUTIONS

SNDL has never paid dividends on the SNDL Shares. SNDL currently intends to retain all available funds and any future earnings to support operations and to finance the growth and development of its business. As such, it does not intend to declare or pay cash dividends on the SNDL Shares in the foreseeable future. Any future determination to pay dividends will be made at the discretion of the SNDL Board, subject to applicable laws and will depend upon, among other factors, earnings, operating results, financial condition, operational strategy, and current and anticipated cash needs. SNDL's future ability to pay cash dividends on the SNDL Shares may be limited by the terms of any then-outstanding debt or preferred securities.

DESCRIPTION OF SNDL SECURITIES

SNDL is authorized to issue: (i) an unlimited number of SNDL Shares, with no par value, of which, as of October 24, 2022, 236,633,380 are issued and outstanding as fully paid and non-assessable; and (ii) an unlimited number of preferred shares, issuable in series, none of which are issued and outstanding as of the date hereof. On July 25, 2022, SNDL filed articles of amendment to effect the Share Consolidation.

SNDL Shares

The holders of SNDL Shares are entitled to receive any dividend declared by SNDL on the SNDL Shares, provided that SNDL shall be entitled to declare dividends on any other classes of shares without being obliged to declare dividends on the SNDL Shares.

The holders of SNDL Shares are entitled to attend and vote at all meetings of the shareholders of SNDL. Each SNDL Share carries the right to one vote.

Subject to the rights, privileges, restrictions and conditions attaching to any other class of SNDL's shares, the holders of the SNDL Shares are entitled to share equally in such of SNDL's property as is distributable to the holders of SNDL Shares.

The rights, privileges, restrictions and conditions of the SNDL Shares may not be modified without amending the articles of incorporation of SNDL.

Preferred Shares

Each series of preferred shares shall consist of such number of shares and have such designation, rights, privileges, restrictions and conditions as may be determined by the SNDL Board prior to the issuance thereof. Holders of preferred shares, except as otherwise provided in the terms specific to a series of preferred shares or as required by law, will not be entitled to vote at meetings of holders of SNDL Shares. With respect to the payment of dividends and distribution of assets or the return of capital in the event of liquidation, dissolution or winding-up of SNDL, whether voluntary or involuntary, the preferred shares are entitled to preference over the SNDL Shares. Unless otherwise stated, the preferred shares will have priority over the SNDL Shares with respect to dividends and distribution of assets, but will rank junior to all outstanding indebtedness for borrowed money.

The issuance of preferred shares and the terms selected by the SNDL Board could decrease the amount of earnings and assets available for distribution to the holders of the SNDL Shares or adversely affect the rights and powers of the holders of the SNDL Shares without any further vote or action by the holders of the SNDL Shares. The issuance of preferred shares, or the issuance of rights to purchase preferred shares, could make it more difficult for a third-party to acquire a majority of SNDL's outstanding SNDL Shares and thereby have the effect of delaying, deferring or preventing a change of control of SNDL or an unsolicited acquisition proposal or of making the removal of management more difficult. Additionally, the issuance of preferred shares may have the effect of decreasing the market price of the SNDL Shares.

SNDL has no current intention to issue any preferred shares.

Other Share Capital Instruments

	Outstanding as at October 24, 2022	Number of SNDL Shares issuable upon Exercise or Vesting
Simple warrants	251,420	251,420
Performance warrants	130,720	130,720
Stock options	44,360	44,360
Restricted share units	2,362,492	2,201,806
Deferred share units	768,271	768,271
Inner Spirit common share purchase warrants(1)	1,933,551	161,452
Inner Spirit certificate warrants(2)	712,553	5,950
Inner Spirit broker warrants(3)	208,471	1,741
Common share purchase warrants	118,400	118,400

Notes:

(1)	Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of common share purchase warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been a shareholder of Inner Spirit (an “Inner Spirit Shareholder”) at the time of the Inner Spirit Transaction.

(2)	Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of certificate warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been an Inner Spirit Shareholder at the time of the Inner Spirit Transaction.

(3)	Per the terms of the arrangement agreement and plan of arrangement in the Inner Spirit Transaction, former holders of broker warrants of Inner Spirit are entitled, upon the exercise of such security in accordance with the terms thereof and payment of the exercise price, to receive the consideration they would have been entitled to had they been an Inner Spirit Shareholder at the time of the Inner Spirit Transaction.

The figures above reflect adjustments made in connection with the completion by SNDL of the Share Consolidation on July 25, 2022.

Additional information regarding SNDL's share capital is included in the documents incorporated by reference herein. See ''Documents Incorporated by Reference” in this Appendix “F”.

CONSOLIDATED CAPITALIZATION

Other than the completion by SNDL of the Share Consolidation on July 25, 2022, there has been no material change to SNDL's consolidated capitalization since June 30, 2022. See also the SNDL Interim Financial Statements and SNDL Interim MD&A incorporated by reference herein for additional information with respect to SNDL's consolidated capitalization.

PRIOR SALES

Except as described herein, SNDL has not sold or issued any SNDL Shares or securities convertible into SNDL Shares during the 12 month period prior to the date hereof other than the following (which numbers of SNDL Shares and the prices thereof reflect the completion by SNDL of the Share Consolidation on July 25, 2022):

Date	Transaction Type	SNDL Shares Issued	Price or Value per SNDL Share (US$)
September 24, 2021	Share issuance(1)	10,805	8.41
October 15, 2021	Share issuance(1)	417	8.41
October 18, 2021	Vested restricted share units	2,500	8.90
December 17, 2021	Vested restricted share units	438,367	6.80
December 22, 2021	Vested restricted share units	183	24.00
January 4, 2022	Vested restricted share units	50,000	26.40
March 17, 2022	Share issuance(2)	370,179	6.10
March 31, 2022	Share issuance(3)	32,060,135	7.20
August 23, 2022	Vested restricted share units	328	8.33
September 1, 2022	Vested restricted share units	542	2.85

Notes:

(1)	Issuance related to the settlement of outstanding warrants of Inner Spirit.

(2)	Issuance related to the termination of the service and sale agreement with Sun 8 Holdings Inc.

(3)	Issuance related to the Alcanna Transaction.

Derivative Securities

Date	Transaction Type	Securities Issued(1)	Conversion Price per SNDL Share (US$)
August 17, 2021	Deferred share unit issuance	2,034	n/a
September 30, 2021	Deferred share unit issuance	32,454	n/a
October 12, 2021	Restricted share unit issuance	2,500	n/a
December 15, 2021	Deferred share unit issuance	43,444	n/a
January 4, 2022	Restricted share unit issuance	1,565,071	n/a
March 15, 2022	Deferred share unit issuance	52,205	n/a
June 15, 2022	Deferred share unit issuance	79,655	n/a
September 15, 2022	Deferred share unit issuance	85,161	n/a
September 29, 2022	Restricted share unit issuance	163,486	n/a

Notes:

(1)	Figures reflect the completion by SNDL of the Share Consolidation on July 25, 2022.

PRICE RANGE AND VOLUME OF TRADING OF SNDL SHARES

The outstanding SNDL Shares are listed and posted for trading on Nasdaq under the symbol “SNDL”. On October 21, 2022, the last trading day prior to the date hereof, the closing price of the SNDL Shares on Nasdaq was US$2.17. The following table sets forth the closing range and trading volume of the SNDL Shares on Nasdaq, as adjusted to reflect the completion by SNDL of the Share Consolidation on July 25, 2022, for the periods indicated below:

	High (US$)	Low (US$)	Volume
2021
October	7.40	6.10	197,405,942
November	9.60	6.00	340,006,210
December	6.90	5.30	186,870,401

2022
January	6.70	4.00	152,938,678
February	6.70	4.60	169,203,450
March	8.90	4.50	276,919,352
April	7.50	4.70	181,115,479
May	5.00	4.00	176,367,695
June	3.90	2.90	125,607,126
July	3.60	2.30	143,742,480
August	3.20	2.30	197,211,946
September	2.80	2.18	60,149,496
October 1-21	2.79	1.99	75,070,700

PRINCIPAL SECURITYHOLDERS

To the best of the knowledge of the directors and officers of SNDL, no person beneficially owns directly or indirectly, or exercises control or direction over, ten percent (10%) or more of the votes attached to the SNDL Shares.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

The following table sets forth, among other things, the name, province or state and country of residence, position with SNDL, principal occupation during the past five (5) years and period served as a director, of each current director of SNDL. Directors of SNDL are elected or appointed to serve until the next annual meeting of the shareholders of SNDL or until their successors are elected or appointed.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years	Director of SNDL Since
Bryan Pinney Alberta, Canada Director

Mr. Pinney has been a director of SNDL since December 2019. Mr. Pinney has been the principal of Bryan D. Pinney Professional Corporation since June 1, 2015, which provides financial advisory and consulting services. Mr. Pinney is currently a director of TransAlta Corporation and North American Construction Group Ltd. Mr. Pinney serves on the Audit and Risk Committee and Human Resources Committee of Transalta Corporation and the Audit Committee and Human Resources & Compensation Committee of North American Construction Group Limited.

Mr. Pinney was a partner with Deloitte LLP between 2002 and 2015. Mr. Pinney served as Calgary Managing Partner of Deloitte LLP from 2002 through 2007, as National Managing Partner of Audit & Assurance from 2007 to 2011 and as Vice-Chair until June 2015. Mr. Pinney is a past member of Deloitte LLP's Board of Directors and chair of the Finance and Audit Committee. Prior to joining Deloitte LLP, Mr. Pinney was a partner with Andersen LLP and served as Calgary Managing Partner from 1991 through May of 2002. Mr. Pinney is a Fellow of the Institute of Chartered Accountants, a Chartered Business Valuator, a graduate of the Canadian Institute of Corporate Directors and a graduate of the Ivey Business School at the University of Western Ontario with an honours degree in Business Administration.

December 2019
Greg Mills Ontario, Canada Director	Mr. Mills has been an independent businessman since June 2019 when he retired as the Head of Global Equities at RBC Dominion Securities Inc. Mr. Mills has 34 years of experience in capital markets, including 20 years with RBC Dominion Securities Inc. Mr. Mills has extensive leadership experience, having served as managing director of RBC Capital Markets' Global Equities division and on RBC Capital Markets' Spending and Global Risk committee. Mr. Mills is currently a director of Frontier Lithium Inc. and Filament Health Corp. and was previously a director of RBC USA Holdco Corporation. Mr. Mills holds a Bachelor of Science degree in geology from the University of Windsor.	June 2019

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years	Director of SNDL Since
Gregory Turnbull Alberta, Canada Director	Mr. Turnbull currently serves as the Board Chair of Alberta Health Services. Mr. Turnbull is a former partner in the Calgary office of McCarthy Tétrault LLP where he practiced from July 2002 to December 2020. Mr. Turnbull is currently a director of Sleeping Giant Capital Corp. and has previously served as an officer or director of many other public and private companies, including as chair of the Calgary Zoo. Mr. Turnbull is a member of the Law Society of Alberta, the Canadian Bar Association and the Calgary Bar Association. He holds a Bachelor of Arts degree (with honours) from Queen's University and a Bachelor of Laws degree from the University of Toronto.	October 2018
Lori Ell Alberta, Canada Director	Ms. Ell joined the board of directors of SNDL in July 2021. Ms. Ell has been President at Growing Ideas since 2013, a business consulting practice located in Calgary, Alberta. and served as Interim President and Chief Executive Officer of AgJunction Inc. from December 5, 2019 through January 30, 2020. Ms. Ell has over 25 years of broad-based executive experience working with multi-billion dollar, start up, and midmarket companies in diverse industries including food manufacturing, and technology. , Ms. Ell sits on the board of directors of the Sawridge Group. She is a director on two (2) Canadian Federal Departmental Audit Committees: Crown-Indigenous Relations and Northern Affairs Canada and Indigenous Services Canada. Previously, Ms. Ell served as chair of the board of AgJunction Inc., where she previously held interim president and Chief Executive Officer roles. Ms. Ell has also served on a number of other retail and food processing boards. From 2004 to 2012, Ms. Ell was the President of Agristar Inc., an agri-food manufacturing company. Prior thereto, Ms. Ell was Chief Financial Officer for Quortech Solutions Ltd. a technology company. Ms. Ell is a Certified Public Accountant, holds a Bachelor or Management degree and holds an ICD.D designation from the Institute of Corporate Directors.	July 2021
Zachary George Connecticut, United States Chief Executive Officer and Director

Mr. George has been the Chief Executive Officer of SNDL since January 2020 and a director of SNDL since November 2019. Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC in December 2006 and currently serves as a trustee and director on the boards of Nova Cannabis Inc., as Chairman, and Trez Capital Junior Mortgage Investment Company. He previously served on the board of Cominar Real Estate Investment Trust and as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc. and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, effect corporate action and implement governance policies aimed at maximizing shareholder value.

He holds a Bachelor of Arts degree from Simon Fraser University and a Juris Doctor degree from Brooklyn Law School.

November 2019

Executive Officers

The following table sets forth the name, province or state and country of residence, position with SNDL and principal occupation during the past five (5) years for each current executive officer of SNDL.

Name, Residence and Position Held	Principal Occupation for the Past Five (5) Years
Zachary George Connecticut, United States Chief Executive Officer and Director	Mr. George co-founded the alternative investment platform FrontFour Capital Group LLC and currently serves as a trustee and director on the boards of Cominar Real Estate Investment Trust and Trez Capital Junior Mortgage Investment Company. He previously served as chairman of the boards of FAM Real Estate Investment Trust and Huntingdon Capital Corp., as the lead independent director of both Cornell Companies Inc. and PW Eagle Inc., and on the boards of Allied Defense Group Inc. and IAT Air Cargo Facilities Income Fund. He has worked in a management capacity and with numerous corporate boards to turnaround operations, effect corporate action, and implement governance policies aimed at maximizing shareholder value.
James Keough Alberta, Canada Chief Financial Officer	Mr. Keough joined SNDL as Chief Financial Officer in May 2018. Mr. Keough began his career with KPMG and Ernst & Young in Canada and Europe. Prior to joining SNDL, he was a tax and finance consultant as a Chartered Professional Accountant (CPA, CA), for two and a half years. Prior to that role, he served for 20 years as Chief Financial Officer of a diversified private company with operations in energy, real estate and hospitality.
Andrew Stordeur Alberta, Canada President and Chief Operating Officer	Mr. Stordeur joined SNDL as Chief Commercial Officer in March 2018 and became President – Canada in May 2019 and President and Chief Operating Officer in January 2020. From August 2011 to March 2018, Mr. Stordeur held increasingly senior sales-related positions, including Chief Sales and Customer Officer, at Molson Coors, and has also spent time at Mars Canada.
Ryan Hellard British Columbia, Canada Chief Marketing and Product Officer	Mr. Hellard joined SNDL as the Chief Marketing and Product Officer in March 2018 and became Chief Strategy Officer in May 2021. From 2012 until joining SNDL, he held increasingly senior roles, including as President, at AppColony, an agency that develops marketing strategies and digital solutions for Canadian companies.
Marcie Kiziak Alberta, Canada President, Cannabis Retail	Ms. Kiziak joined SNDL as President, Cannabis Retail in March 2022 following completion of the Alcanna Transaction and was also appointed as President and Chief Executive Officer of Nova in March 2022 following completion of the Alcanna Transaction. From March 2021 to March 2022, Ms. Kiziak held was Chief Operating Officer of Nova. From July 2018 to March 2021, Ms. Kiziak was President, Cannabis of Alcanna; prior thereto, she was the Senior Vice President, Human Resources of Alcanna from February 2018 to July 2018.
Taranvir (Tank) Vander Alberta, Canada President, Liquor Division	Mr. Vander joined SNDL as President, Liquor Division in March 2022 following completion of the Alcanna Transaction. From January 2020 to March 2022, Mr. Vander was President, Liquor at Alcanna. Prior thereto, Mr. Vander was Chief Executive Officer of Canadian Liquor Retailers Alliance Limited Partnership from November 2018 to January 2020; prior thereto, he was the founding partner and Chief Executive Officer of Ace Liquor Corporation.

Ownership of Shares

As of the date hereof, the directors and executive officers of SNDL, as a group, own or exercise control or direction over, directly or indirectly, an aggregate of 356,272 SNDL Shares, representing approximately 0.1% of the issued and outstanding SNDL Shares.

Orders

To the knowledge of management of SNDL, except as set forth below, no director or executive officer of SNDL is, or has been within the past ten (10) years, a director, chief executive officer or chief financial officer of any company (including the corporation in respect of which the Circular is being prepared) that:

1.	was subject to: (i) a cease trade order; (ii) an order similar to a cease trade order; or (iii) an order that denied the relevant company access to any exemption under securities legislation, that was in effective for a period of more than 30 consecutive days (collectively, an “Order”), and that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

2.	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Mr. Gregory Turnbull, a director of SNDL, was a director of Sonde Resources Corp. (“Sonde”), a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. Mr. Turnbull resigned as a director of Porto Energy Corp. (“Porto”) on May 30, 2014 following the decision by Porto's directors and management to wind-down Porto's operations due to capital constraints. Porto subsequently became subject to cease trade orders for failure to file periodic disclosure.

Bankruptcies

To the knowledge of management of SNDL, except as disclosed in this Appendix “F”, no director or executive officer of SNDL is, or has been within the past ten (10) years, a director or executive officer of any company that, while such person was acting in that capacity or within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Mr. Keough was Chief Financial Officer and VP, Finance of Bumper Development Corporation Ltd. (“Bumper TopCo”), a company operating in the fields of oil and gas exploration and production, venture capital, real estate, and art. On February 16, 2016, the Court of Queen's Bench of Alberta granted an Order whereby Alvarez & Marsal Canada Inc. was appointed receiver and manager of Bumper TopCo and Bumper Development Corporation. Mr. Keough's employment with Bumper was terminated prior to that on December 31, 2015. Bumper Development Corporation is a wholly-owned Subsidiary of Bumper TopCo.

Mr. Turnbull was a director of Sonde, a Canada-based diversified global energy company, which filed for bankruptcy on February 2, 2015. Mr. Turnbull resigned as a director of Sonde prior to that on March 27, 2014. In addition, Mr. Turnbull was a director of Porto and resigned on May 30, 2014 following the decision by Porto's directors and management to wind down Porto's operations due to capital constraints.

To the knowledge of management of SNDL, no director or executive officer of SNDL is or has, within the ten (10) years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties and Sanctions

To the knowledge of management of SNDL, no director or executive officer has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

RISK FACTORS

The following risk factors, which relate to the business of SNDL, should be considered by Valens Shareholders in evaluating whether to approve the Arrangement Resolution. These risk factors should be considered in conjunction with the risks described in the Circular under the headings “Information Concerning Valens” and “Risk Factors”, as well as in the SNDL Annual Report, which is available under SNDL's issuer profiles on SEDAR and EDGAR at www.sedar.com and www.sec.gov, respectively, together with the other information contained in or incorporated by reference into the Circular.

Changes in Laws, Regulations and Guidelines

In addition to the risks related to the applicable Laws that are applicable to SNDL's business and described elsewhere in the Circular or in the documents incorporated by reference, SNDL’s business is subject to a variety of applicable Laws, including those relating to the marketing, acquisition, manufacturing, management, transportation, storage, sale, distribution, packaging and labeling, and disposal of cannabis, cannabis products and liquor products. SNDL is also subject to applicable Laws relating to health and safety, the conduct of operations, taxation of products and the protection of the environment.

As applicable Laws pertaining to the cannabis industry are relatively new and the applicable Laws pertaining to the liquor industry evolve similarly to that of cannabis, it is possible that significant legislative amendments may still be enacted – either provincially or federally - that address current or future regulatory issues or perceived inadequacies in the regulatory framework. Changes to applicable Laws could have a material adverse effect on SNDL. The legislative frameworks pertaining to the Canadian recreational cannabis market and the Canadian liquor industry are subject to significant provincial and territorial regulation. The legal frameworks each vary across provinces and territories, which results in asymmetric regulatory and market environments, different competitive pressures and additional compliance and other costs and/or limitations on SNDL's ability to participate in each such market.

Additionally, certain of SNDL's Subsidiaries operate a number of cannabis retail locations which operate under a franchise model. There are differences in provincial and territorial regulatory frameworks result in the franchise model operating being financially prohibitive or unfeasible. In particular, some provinces do not allow private retailers of cannabis products, and in provinces that allow private retailers of cannabis products, the number of provincial licences available to any one retailer for such sales of cannabis may be limited or obtaining a provincial licence may be unduly expensive or burdensome. Municipal and regional governments may also choose to impose additional requirements and regulations on the sale of recreational cannabis, adding further uncertainty and risk to SNDL's proposed cannabis franchise and retail model. Municipal by-laws could prohibit entirely or restrict the number of recreational cannabis retail outlets that are permitted in a certain geographical area, or restrict the geographical locations wherein such retail outlets may be operated.

Compliance with Laws

It is unclear how certain regulatory bodies will interpret commercial, strategic or licensing agreements with respect to retail cannabis operations. SNDL intends to enter into such agreements in compliance with all applicable Laws; however, provincial regulators are continuing to provide guidance on how cannabis retailers should interpret certain provincial regimes governing the sale of recreational cannabis (the “Provincial Regimes”). In the event provincial regulators indicate that they shall interpret certain Provincial Regimes in a manner inconsistent with that of cannabis retailers, including, but not limited to SNDL, this could result in SNDL being unable to enter into certain commercial agreements or provide certain services which could have a material adverse effect on SNDL.

SNDL will incur ongoing costs and obligations related to regulatory compliance. Failure to comply with applicable Laws may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures or remedial actions. Parties may be liable for civil or criminal fines or penalties imposed for violations of applicable Laws. Amendments to current laws, regulations and permitting requirements, or more stringent application of existing laws or regulations may have a material adverse effect on SNDL or its suppliers, resulting in increased capital expenditures or production costs, reduced levels of cannabis production or abandonment or delays in the development of facilities which could have a material adverse effect on SNDL.

Retail Licences and Other Authorizations

SNDL’s Subsidiary Alcanna sells liquor products in Alberta and British Columbia. All of SNDL’s corporate-owned and franchise cannabis and liquor retail stores are operated pursuant to licences and/or other authorizations issued by the provincial regulators, which must be renewed or re-applied for periodically (typically annually).

The provincial regulators have varying degrees of discretion in the issuance, renewal, suspension or revocation of a licence to operate a cannabis or liquor retail store. The non-issuance, refusal to renew, suspension or revocation of a significant number of such licences or other authorizations, depending on their nature, could prevent SNDL from operating the related store(s) and could have a material adverse effect on SNDL.

Retail Store Locations

The success of SNDL’s cannabis and liquor retail stores is significantly influenced by the location of each store. There can be no assurance that current locations will continue to be attractive, or that additional locations can be located and secured, as demographic patterns change. It is possible that the current locations or economic conditions where SNDL’s cannabis and liquor retail stores are located could deteriorate in the future as a result of various factors, including the opening of stores by competitors, and that this could result in reduced sales in those locations. There is also no assurance that future store locations will produce the same results as existing locations. To the extent that we enter into long-term leases for our store locations, our ability to respond in a timely manner to changes in the demographic or retail environment at any location may be limited.

Competition in Liquor Industry

SNDL’s Subsidiary, Alcanna, sells liquor products in its stores. The private retail distribution of alcoholic beverages in Alberta and British Columbia is both competitive and fragmented. Competition exists mainly on a local basis with the main competitive factors being location, convenience, price and service. Changes in the regulatory regime in a particular jurisdiction may increase competition that could adversely affect SNDL’s business, financial condition, liquidity and results of operations.

In Alberta, SNDL, through Alcanna, competes with other local single store operators, other local and regional chain operators, and liquor retail stores associated with national and regional grocery store chains. The current regulatory regime in Alberta limits certain of the potential competitive advantages of large-scale retailers by, among other things, requiring liquor retail stores to be operated as a separate business and prohibiting the sale of liquor in stores selling other goods and by requiring all retailers to pay the same wholesale price and a uniform “postage stamp” delivery charge. Some municipalities have enacted zoning restrictions that limit the number of liquor retail store locations by establishing minimum distances of such stores to schools, religious establishments, playgrounds, and other areas that the municipality determines as requiring a minimum separation to a liquor retail store. The city of Edmonton has also enacted a “mature neighborhood overlay”, being a minimum distance separation between two liquor retail stores of 500 meters (subject to certain “grandfathering” exceptions) in certain areas of the city. The city of Calgary has enacted a minimum distance separation between two liquor retail stores of 500 meters (subject to certain “grandfathering” exceptions). These zoning requirements limit the amount of competitors and competition in general in these municipalities and if they were to be relaxed or eliminated, could adversely affect SNDL’s business, financial condition, liquidity and results of operations.

In British Columbia, SNDL, through Alcanna, competes with government owned and operated liquor retail stores, local independent stores and wine stores. A liquor retail store is not permitted to be relocated anywhere within 1.0 kilometers of an existing liquor retail store, or the site of an application to license a new liquor retail store (subject to certain “grandfathering” exceptions). This arrangement limits the number of competitors who are able to enter into the market. Wine is permitted to be sold inside retail grocery stores in British Columbia as long as the grocery store obtains or owns a licence and complies with the current licensing requirements (including the 1.0 km separation requirements to another liquor retail store). Prior to July 8, 2019, only BC VQA wines were permitted to be sold; however, in order to comply with the United-States-Mexico-Canada Agreement, the province of British Columbia now allows imported wine to be sold on grocery store shelves. Changes to the British Columbia regulatory regime may have a significant impact on the level of competition and the value of licences in that province, and therefore could adversely affect SNDL’s business, financial condition, liquidity and results of operations.

Product Recalls

Manufacturers and distributors of products are sometimes subject to the recall or return of their products for a variety of reasons, including product defects, such as contamination, unintended harmful side effects or interactions with other substances, packaging safety and inadequate or inaccurate labeling disclosure. If any of the products produced by SNDL or its Subsidiaries' suppliers are recalled due to an alleged product defect or for any other reason, SNDL or its Subsidiaries could be required to incur the unexpected expense of the recall and potentially any legal proceedings that might arise in connection with the recall. In addition, a product recall may require significant attention of the management of SNDL. Additionally, if any of the products produced or distributed by SNDL or its Subsidiaries were subject to recall, the image of that product and SNDL or its Subsidiaries could be harmed. A recall for any of the foregoing reasons could lead to decreased demand for products sold by SNDL and its Subsidiaries and could have a material adverse effect on SNDL. Additionally, product recalls may lead to increased scrutiny of SNDL's operations by Health Canada or other regulatory agencies, requiring further management attention and potential legal fees and other expenses, which could have a material adverse effect on SNDL.

Product Liability

As a distributor of products designed to be ingested by humans, SNDL and its Subsidiaries face an inherent risk of exposure to product liability claims, regulatory action and litigation if its products are alleged to have caused significant loss or injury. In addition, the manufacture and sale of cannabis products involve the risk of injury to consumers due to tampering by unauthorized third parties or product contamination. Previously unknown adverse reactions resulting from human consumption of cannabis products or liquor products alone or in combination with other medications or substances could also occur. SNDL or its Subsidiaries may be subject to various product liability claims, including, among others, that the products sold by SNDL or its Subsidiaries caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against SNDL, or any one of its Subsidiaries, could result in increased costs, reputation with its clients and consumers generally, and could have a material adverse effect on SNDL. There can be no assurances that SNDL will be able to obtain or maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to obtain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the products of SNDL and its Subsidiaries.

Suppliers

Cannabis retailers are dependent on the supply of cannabis products from licensed producers that are authorized by licences issued under the Cannabis Act (Canada) to produce cannabis for commercial purposes (“Licensed Producer”). There can be no assurance that there will be a sufficient supply of cannabis available to SNDL, Inner Spirit, its Subsidiaries or their franchisees to purchase and to operate the retail cannabis business or satisfy demand (whether generally or for specific products). Licensed Producers' growing operations are dependent on a number of key inputs and their related costs, including raw materials and supplies. Any significant interruption or negative change in the availability or economics of the supply chain for key inputs could materially impact Licensed Producers and, in turn, could have a material adverse effect on SNDL. Any inability of Licensed Producers to secure required supplies and services or to do so on appropriate terms could also have a material adverse effect to SNDL. The facilities of the Licensed Producers could be subject to adverse changes or developments, including but not limited to a breach of security, which could have a material adverse effect on SNDL. Any breach of the security measures and other facility requirements, including any failure to comply with recommendations or requirements arising from inspections by Health Canada or other legal or regulatory requirements could also have an impact on the ability of Licensed Producers supplying SNDL, Inner Spirit, its Subsidiaries or their franchisees to continue operating under their licences or the prospect of renewing their licences or on the ability or willingness of SNDL, Inner Spirit, its Subsidiaries or their franchisees to sell product sourced from one or more Licensed Producers, which could have a material adverse effect on SNDL.

In addition to the foregoing, one or more of the risk factors contemplated herein may also directly apply to, and impact, the business, operations and financial condition of the Licensed Producers supplying SNDL, resulting in such Licensed Producers to experience operational slowdowns or other barriers to operations (including as a result of protective measures associated with the COVID-19 pandemic) which may affect the ability of SNDL, Inner Spirit, its Subsidiaries or their franchisees to obtain and sell product sourced from such Licensed Producer. In turn, such events could have a material adverse effect on SNDL.

Reliance on Franchises

SNDL, through its Subsidiaries, Inner Spirit and Spirit Leaf Inc., receives a significant portion of its operating revenue in the form of franchise royalty payments. Failure to achieve adequate levels of collection from SNDL’s franchisees, suppliers, landlords and other customers, including by reason of disputes or litigation, could have material adverse effect on SNDL's results of operations and financial condition in particular. It is intended that SNDL's franchisees will be independent operators and as such will be subject to many factors which SNDL, or any of its Subsidiaries, cannot control. Should economic conditions worsen, some franchisees could become unable to pay royalties and rent.

SNDL's proposed business and results of operations will be significantly dependent upon the success of SNDL's franchisees' retail cannabis stores. SNDL's franchisees' stores may be adversely affected by: (a) declining economic conditions; (b) increased competition in the retail cannabis market; (c) changes in consumer preferences; (d) demographic trends; (e) changes in consumer sentiments towards the use of cannabis-based products; (f) customers' budgeting constraints; (g) customers' willingness to accept product price increases; (h) adverse weather conditions; (i) SNDL's reputation and consumer perception of its market position and offerings in terms of quality, price, value and service; (j) customers' experiences in SNDL’s retail cannabis stores; and (k) and other risk factors discussed in the Circular in respect of SNDL which may apply to such franchisees.

SNDL's franchisees may also be susceptible to increases in certain key operating expenses that are either wholly or partially beyond its control, including: (a) labour costs, including wages, workers' compensation, minimum wage requirements, health care and other benefits expenses; (b) rent expenses and construction, remodeling, maintenance and other costs under leases; (c) compliance costs as a result of changes in legal, regulatory or industry standards; (d) energy, water and other utility costs; (e) insurance costs; (f) information technology and other logistical costs; and (g) expenses associated with legal proceedings, if any.

Opening of Franchise Stores

The opening of additional franchise retail cannabis stores depends, in part, upon the availability of prospective franchisees who meet SNDL's criteria. SNDL may not be able to identify, recruit or contract with suitable franchisees in its target markets on a timely basis or at all. In addition, SNDL's potential franchisees may not ultimately be able to access the financial or management resources that they need to open the stores contemplated by their agreements with SNDL or its Subsidiaries, or they may elect to cease store development for other reasons or they may be limited to the number of licences available in a particular province or municipality. If SNDL is unable to recruit suitable franchisees or if franchisees are unable or unwilling to open new stores as planned, SNDL's growth may be slower than anticipated, or cease, which could materially adversely affect its ability to increase its revenue and materially adversely affect its business, financial condition and results of operations. In addition, franchise retail cannabis stores are subject to various laws, regulations and guidelines relating to the management, packaging/labelling, advertising, sale, transportation, storage and disposal of cannabis. While SNDL intends to comply with all such laws and to ensure that its franchisees comply with all such laws, there is a risk that franchises will fail to do so.

Investment and Funding Activities

SNDL has in the past made, and may in the future continue to make, investments into the equity or debt securities of other companies including, without limitation, directly or indirectly through its Subsidiaries or the SunStream Joint Venture. SNDL may also provide revolving or non-revolving credit facilities or other types of loans to other companies, or provide funding to other persons in order to provide such credit facilities or other loans themselves. Any such investment and funding activities will be subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks which could cause SNDL to fail to realize all or any of the anticipated benefits of such investment and funding activities and may result in SNDL taking an impairment charge related to such activities and/or materially adversely affect SNDL's financial position, results of operations and prospects.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Other than immaterial indebtedness owed by certain employees, none of the current or former directors, executive officers or employees of SNDL or any of its Subsidiaries, or any associate or affiliate of any such person, is as of the date hereof, or has been since January 1, 2021, indebted to SNDL.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed in the documents incorporated by reference to the Circular, no director, executive officer of SNDL, or informed persons (as such terms are defined in National Instrument 51-102 – Continuous Disclosure Obligations), and no associate or affiliate of any of them, has or has had any material interest in any transaction within the three years before the date hereof that has materially affected or would materially affect SNDL. See the SNDL Annual Report for additional information.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Except as publicly disclosed or discussed in the documents incorporated by reference herein, SNDL is not party to any legal proceedings since the beginning of the most recently completed financial year, nor has it been subject to any penalties or sanctions imposed by a court relating to provincial and territorial securities legislation within the three years immediately preceding the date hereof.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of SNDL are Marcum LLP at its principal offices in New York, New York.

The transfer agent and registrar for the SNDL Shares is Odyssey Trust Company at its principal offices in Calgary, Alberta, Toronto, Ontario, and Vancouver, British Columbia.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS OR COMPANIES

Mr. Zachary George, a director and Chief Executive Officer of SNDL, resides outside of Canada. Mr. George has appointed McCarthy Tétrault LLP, Suite 4000, 421 – 7th Avenue SW, Calgary, Alberta T2P 4K9 as his agent for service of process in Alberta. Potential investors of SNDL are advised that it may not be possible for investors to enforce judgments obtained in Canada against a person that resides outside of Canada, even if the party has appointed an agent for service of process.

ADDITIONAL INFORMATION

Additional information relating to SNDL may be found on SEDAR at www.sedar.com under SNDL's SEDAR profile and on SNDL's EDGAR profile at www.sec.gov and on SNDL's website at www.sndlgroup.com. Additional information related to the remuneration and indebtedness of the directors and officers of SNDL, and the principal holders of SNDL Shares and rights to purchase SNDL Shares and securities authorized for issuance under SNDL's equity compensation plans, where applicable, are contained in the 2022 SNDL Circular. Additional financial information is provided in the SNDL Annual Financial Statements, the SNDL Annual MD&A, the SNDL Interim Financial Statements and the SNDL Interim MD&A. Information contained in or otherwise accessible through SNDL's website does not constitute part of, and is not incorporated by reference into, this Appendix “F” or the Circular.

APPENDIX “G”
DISSENT PROVISIONS OF THE CBCA

Section 190 of the CBCA

(1) Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a) amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b) amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c) amalgamate otherwise than under section 184;

(d) be continued under section 188;

(e) sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f) carry out a going-private transaction or a squeeze-out transaction.

(2) A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

(2.1) The right to dissent described in subsection (2) applies even if there is only one class of shares.

(3) In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

(4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

(5) A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

(6) The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

(7) A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a) the shareholder’s name and address;

(b) the number and class of shares in respect of which the shareholder dissents; and

(c) a demand for payment of the fair value of such shares.

(8) A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

(9) A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

(10) A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

(11) On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a) the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b) the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c) the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

(12) A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a) a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b) if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

(13) Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

(14) Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

(15) Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

(16) If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

(17) An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

(18) A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

(19) On an application to a court under subsection (15) or (16),

(a) all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b) the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

(20) On an application to a court under subsection (15) or (16), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

(21) A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

(22) The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

(23) A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

(24) If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

(25) If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a) withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b) retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

(26) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a) the corporation is or would after the payment be unable to pay its liabilities as they become due; or

(b) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX “H”
COMPARISON OF SHAREHOLDER RIGHTS

Board of Directors

Under the CBCA, at least one-quarter of a corporation’s directors must be resident Canadians. There is no similar requirement under the ABCA.

Place of Meetings

The CBCA provides that unless the corporation’s bylaws expressly provide otherwise, a meeting of shareholders may be held entirely by electronic means, so long as such electronic means permits all participants to communicate adequately with each other during the meeting. The CBCA provides that a meeting of shareholders may be held outside Canada if the place is specified in the articles or at a place agreed to by all the shareholders entitled to vote at such a meeting.

Similarly, the ABCA provides that unless the corporation’s bylaws, articles or other governing documents expressly provide otherwise, a meeting of shareholders may be held entirely by electronic means so long as all persons attending the meeting are able to hear and communicate with each other instantaneously.

Financial Assistance

The CBCA has no requirements regarding financial assistance. The ABCA provides that a corporation may give financial assistance to any person for any purpose. The corporation is required to disclose to its shareholders any financial assistance given by a corporation to shareholders or directors of the corporation or its affiliates, or to any of their associates, or in connection with the purchase of shares of the corporation or an affiliated corporation. In certain situations, a corporation will not be required to disclose to its shareholders financial assistance, including but not limited to, when financial assistance is given to any person in the ordinary course of business if such money is part of the ordinary business of the corporation or to a subsidiary body corporate of the corporation.

Shareholder Proposals

Both the CBCA and the ABCA permit registered or beneficial shareholders to make proposals.

Under the CBCA, a registered or beneficial owner of shares entitled to be voted at an annual meeting of shareholders may submit a proposal, although the registered or beneficial shareholder must either: (i) have owned, for the six month period immediately before the day the shareholder submits the proposal, not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, or (ii) have the support of registered or beneficial owners who have owned, for six month period immediately before the day the shareholder submits the proposal, not less than 1% of the total number of voting shares or voting shares with a fair market value of at least $2,000. In making the proposal, the proposal must include: (i) the name and address of the person and the person’s supporters, if applicable; and (ii) the number of shares held or owned by the person and the person’s supporters, if applicable, and the date the shares were acquired. A proposal may include nominations for the election of directors if the proposal is signed by one or more holders of shares representing in the aggregate not less than 5% of the shares or 5% of the shares of a class of shares of the corporation entitled to vote at the meeting in which the proposal is to be presented.

Under the ABCA, a registered or beneficial owner of shares entitled to be voted at a meeting may submit a proposal, although the registered or beneficial shareholder must: (i) have owned, for the six month period immediately before the day the shareholder submits the proposal, not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000, (ii) have the support of other registered or beneficial shareholders who hold, in aggregate, not less than 5% of the total number of voting shares, (iii) provide to the corporation his, her or its name and address and the names and addresses of those registered holders or beneficial owners of shares who support the proposal, and (iv) continue to hold or own not less than 1% of the total number of voting shares or voting shares with a fair market value of a least $2,000 up to and including the day of the meeting at which the proposal is to be made. A shareholder making a proposal may submit notice of any matter related to the business or affairs of the corporation that the registered holder or beneficial owner of shares proposes to raise at the meeting, and discuss any matter in respect of which the registered holder or beneficial owner of shares would have been entitled to submit a proposal.

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Record Date for Voting

Under the CBCA, the directors may fix the record date for the purpose of determining shareholders entitled to: (i) receive notice of a meeting of shareholders; or (ii) entitled to vote at a meeting of shareholders, as a date that is no less than 21 days and not more than 60 days before the day on which the action is to be taken. The CBCA does not have a provision regarding transferees of common shares after the Record Date.

For the purposes of determining shareholders entitled to receive notice of or to vote at a meeting of shareholders, the directors may fix the record date for determining such shareholders, and such date shall not precede by more than 50 days or by less than 21 days, the date on which the meeting is to be held. Where the corporation has fixed a record date, the ABCA permits a transferee of common shares after the Record Date for a shareholder meeting, not later than 10 days before the shareholder meeting, to establish a right to vote at the meeting by providing evidence of ownership of common shares and demanding that the transferee’s name be placed on the voting list in place of the transferor.

Dissent Rights

Both the CBCA and the ABCA provide for similar dissent rights in situations where the corporation resolves to effect certain fundamental changes. Under the CBCA, the corporation must, within 10 days of the resolution to which the shareholder dissents has been adopted, send notice to the dissenting shareholder that such resolution has been adopted. The dissenting shareholder, within 20 days of receiving such notice from the corporation or, if such notice was not received, within 20 days after learning that the resolution has been adopted, must send the corporation notice of his, her or its demand for payment of the fair value of his, her or its shares, the number and class of shares in respect of which the shareholder dissents and his, her or its name and address. On sending a notice to the corporation of their dissent, the shareholder shall cease to have any rights as a shareholder of the corporation, other than to be paid their fair value of their shares (subject to certain exceptions). Within 30 days of this notice, the dissenting shareholder must send the corporation, or its transfer agent, his, her or its share certificates. No more than seven days after the later of the day on which the resolution is effective or the day the corporation receives notice from the dissenting shareholder, the corporation must make an offer to pay for the shares in an amount considered by the directors to be the fair value along with a statement showing how the fair value was determined or provide a notice that the corporation is unable lawfully to pay for the shares. The corporation may apply to the court to fix the fair value of the shares if the corporation fails to make an offer or if the dissenting shareholder fails to accept the offer, within 15 days after the action approved by the resolution is effective. A shareholder may apply to the court to fix the fair value if the corporation fails to apply to the court.

Under the ABCA, a dissenting shareholder may send a corporation a written objection to a resolution effecting a fundamental change at or before any meeting of shareholders at which the resolution is to be voted on. Once the resolution to which a shareholder dissents has been adopted, the corporation or the dissenting shareholder, if such shareholder sent an objection to the corporation, may apply to the court to fix the fair value of his, her or its shares. If an application is made to the court, the corporation must send an offer to pay to each dissenting shareholder an amount considered by the directors to be the fair value of the shares. The dissenting shareholder may accept the offer to pay from the corporation or wait for an order from the court fixing the fair value of the shares.

The dissent rights available under the CBCA apply to the Arrangement Resolution. See “Dissenting Shareholder Rights” in this Circular.

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Extraordinary Sale of Property

Under both the CBCA and the ABCA, any proposed sale, lease or exchange of all or substantially all of the property of a corporation, other than in the ordinary course of business, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of shareholders. The holder of shares of a class or series of shares of a corporation are entitled to vote separately as a class or series in respect of such a sale, lease or exchange only if that class or series is affected by the sale, lease or exchange in a manner different from the shares of another class or series. In such situations, shareholders are entitled to dissent rights to be paid the fair value of the shareholder's shares.

Amendments to the Articles of the Corporation

Under both the CBCA and the ABCA, certain fundamental changes to the articles of a corporation, including but not limited to, an alteration of any restrictions on the business carried on by the corporation, changes in the name of the corporation, increases or decreases in the authorized capital, the creation of any new classes of shares and changes in the jurisdiction of incorporation, must be approved by a special resolution passed by a majority of not less than two-thirds of the votes cast by shareholders voting in person or by proxy at a meeting of the shareholders of the corporation.

Shareholders’ Derivative Action and Oppression Remedies

Under the CBCA and the ABCA, a “complainant” as it is defined under the respective legislation, may apply for the court’s leave to: (i) bring a derivative action in the name and on behalf of a corporation or any of its subsidiaries; or (ii) intervene in the action to which a corporation or any of its subsidiaries is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of a corporation or the subsidiary.

Under the CBCA and ABCA, a shareholder, former shareholder, director, former director, officer or former officer of a corporation or any of its affiliates or any other person who, in the discretion of a court, is a proper person to seek an oppression remedy, may apply to a court to rectify the matters complained of. Under the CBCA, the Director may make a complaint. Under the ABCA, a creditor can make a complaint in respect of certain applications or where the court has exercised their discretion, whereas, under the CBCA, a creditor may make a complaint only if they properly fall within the ambit of a proper person. An application can be made to the court to rectify the matters complained of where: (i) any act or omission of a corporation or any of its affiliates effects a result; (ii) the business or affairs of a corporation or any of its affiliates are or have been carried on or conducted in a manner; or (iii) the powers of a corporation or any of its affiliates are or have been exercised in a manner, that is oppressive or unfairly prejudicial to or that unfairly disregards the interests of any security holder, creditor, director or officer.

Dissident Proxy Solicitation

Under both the CBCA and the ABCA, in the case of a solicitation by or on behalf of management of a corporation, a person is not entitled to solicit proxies unless a management proxy circular in the prescribed form, either as an appendix to or as a separate document accompanying the notice of the meeting, is made available to, among others, all of the shareholders whose proxies are solicited. Similarly, a person (other than management or on behalf of management) (a “dissident”) is not entitled to solicit proxies unless a dissident’s proxy circular in prescribed form and stating the purposes of the solicitation is made available in the prescribed manner to, among others, all of the shareholders whose proxies are solicited. However, under the CBCA, a dissident may solicit proxies without making available a dissident’s proxy circular if the total number of shareholders whose proxies are solicited is 15 or fewer, two or more joint holders being counted as one shareholder, or, subject to certain requirements, by public broadcast, speech or publication. In contrast, under the ABCA, absent an exemption order from the Alberta Securities Commission, a dissident is only entitled to solicit proxies without making available a dissident’s proxy circular if the total number of shareholders of the corporation entitled to vote at shareholder meetings is 15 or fewer.

Disclosure Relating to Diversity

Under the CBCA, at each annual meeting of the shareholders, the directors of a distributing corporation must place before the shareholders certain prescribed information respecting the diversity among the directors, the chair and vice- chair of the board of directors, the president of the corporation, the chief executive officer and chief financial officer, the vice-president in charge of a principal business unit, division or function, including sales, finance or production, and individuals who perform policy-making functions in respect of the corporation. The ABCA has no such disclosure requirements.

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